Form 20-F
period 2012-12-31
Pinafore Holdings B.V.
filed 2013-03-21
CIK 1523749

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary ‘B’ shares, nominal value $0.01 per share	1,091,117
Preferred ‘A’ shares, nominal value $3,600 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☒    No  ☐

Pinafore Holdings B.V. has filed all Exchange Act reports for the preceding 12 months.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files):  Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Largeaccelerated filer	☐
Accelerated filer	☐
Non-accelerated filer	☒

Indicate by a check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐
International Financial Reporting Standards as issued by the International Accounting Standards Board	☒
Other	☐

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

Prior to the Acquisition, Tomkins plc drew up its annual financial statements to the Saturday nearest December 31. Accordingly, Predecessor consolidated financial statements are presented for the 38-week period from January 3, 2010 to September 24, 2010 (‘9M 2010’). The Predecessor financial statements do not reflect the effects of the accounting for, or the financing of, the Acquisition. The Company draws up its annual financial statements to December 31. Although the Company was incorporated on September 1, 2010, it had no assets or liabilities (other than the proceeds of the shares issued on incorporation) and no operations prior to the Acquisition. Accordingly, this report (the ‘Report’), which has been prepared in a format consistent with that of an annual report on Form 20-F, contains Successor consolidated financial statements that present the results of the Successor’s operations for the year from January 1, 2012 to December 31, 2012 (‘Fiscal 2012’), the year from January 1, 2011 to December 31, 2011 (‘Fiscal 2011’) and the 14-week period from September 25, 2010 to December 31, 2010 (‘Q4 2010’).

The Company’s consolidated financial statements do not contain results for the year ended December 31, 2010 (‘Fiscal 2010’). As the Company had and has no interest in any operations other than those of Tomkins, comparison of the results of the Successor with those of the Predecessor is hindered only by the effects of the accounting for, and the financing of, the Acquisition. For the purposes of facilitating the discussion of Fiscal 2011 compared with Fiscal 2010 we therefore refer in Item 5 ‘Operating and financial review and prospects’ to our unaudited pro forma condensed consolidated income statement for Fiscal 2010 that is presented in ‘Unaudited pro forma financial information’. The unaudited pro forma financial information has been prepared in accordance with Securities and Exchange Commission (‘SEC’) Regulation S-X Article 11, as discussed further under ‘Unaudited pro forma financial information’. The unaudited pro forma financial information for Fiscal 2010 does not comply with International Financial Reporting Standards (‘IFRS’) or accounting principles generally accepted in the United States of America (‘US GAAP’) and does not purport either to represent actual results or to be indicative of results we might achieve in future periods.

In this Report, all references to the ‘Group’, ‘we’, ‘us’, ‘our’ refer, except as otherwise indicated or as the context otherwise indicates, in the periods prior to the Acquisition means Tomkins and, in the period subsequent to the Acquisition, means the Company and its subsidiaries. References to ‘US dollars’, ‘$’ ‘cents’ and ‘c’ are to United States currency, references to ‘pounds sterling’, ‘£’, ‘pence’ and ‘p’ are to British currency, references to ‘Canadian dollars’ are to Canadian currency, and ‘Euros’ or ‘€’ are to the currency of certain member states of the European Union. These and certain other terms and acronyms used in this document are defined in the glossary to this document.

i

The consolidated financial statements of the Group appearing in this Report are presented in US dollars and are prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’), which differs in certain respects from US GAAP.

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

Special note regarding forward-looking statements

This Report and oral statements made in connection with this document contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the ‘Exchange Act’), including assumptions, anticipations, expectations and forecasts concerning the Company’s future business strategy, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words “may”, “will”, “intend”, “plan”, “foresee”, “anticipate”, “believe”, “expect”, “estimate”, “assume”, “could”, “should”, “continue” and similar expressions, as they relate to the Company, its end markets or its management, are intended to identify forward-looking statements.

Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Important factors that could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements are disclosed under Item 3D ‘Risk factors’. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	global and general economic conditions, including those specific to our end markets;

•	significant global operations and global expansion;

•	the impact of natural disasters and terrorist attacks;

•	regulations applicable to our global operations;

•	our ability to compete successfully with other companies in our industry;

•	the cost and availability of raw materials;

•	the downturn in the US residential construction industry;

•	the potential loss of key personnel;

•	product liability claims against us;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	failure to develop and maintain intellectual property rights;

•	the demand for our products by automakers;

•	our ability to integrate acquired companies into our business and the success of our acquisition strategy;

•	environmental, health and safety laws and regulations;

•	currency fluctuations from our international sales;

•	labor shortages, labor costs and collective bargaining agreements;

ii

•	equipment failures, explosions and adverse weather;

•	potential inability to obtain necessary capital;

•	the few principal stockholders who control us;

•	risks related to the Second Lien Notes, to the collateral and to high yield securities generally;

•	our significant indebtedness;

•	the dependence on the subsidiaries of the Company for cash to meet our debt obligations; and

•	other risks and uncertainties, including those listed under Item 3D ‘Risk factors’.

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

Market and industry data

In this Report we have cited information compiled by certain industry sources and third parties including:

•	Automotive Aftermarket Industry Association (‘AAIA’)

•	US Department of Transport

•	IHS Global Insight Inc. (‘IHS’)

•	Polk

•	European Automobile Manufacturers Association (‘ACEA’)

•	National Association of Home Builders (‘NAHB’)

•	US Census Bureau

•	US Federal Reserve

•	National Bureau of Statistics of China

iii

Pinafore Holdings B.V.

Item 1

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Pinafore Holdings B.V.

Item 3A

Item 3.	Key Information

A. Selected financial data

The selected financial data set out below as at December 31, 2012, December 31, 2011 and December 31, 2010 and for Fiscal 2012, Fiscal 2011, Q4 2010 and 9M 2010 has been derived from the Group’s consolidated financial statements prepared in accordance with IFRS and included in this Report.

The historical financial information as at January 2, 2010 and January 3, 2009 and for the fiscal years ended January 2, 2010 (‘Fiscal 2009’) and January 3, 2009 (‘Fiscal 2008’) has also been prepared in accordance with IFRS and has been derived from audited consolidated financial statements not separately presented herein and after re-presentation for the classification of the Sensors & Valves, Dexter and Air Distribution operating segments as discontinued operations (see note 15 to the Group’s consolidated financial statements).

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements and notes thereto and Item 5 ‘Operating and financial review and prospects’.

Consolidated income statement data

	SUCCESSOR			PREDECESSOR
$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011*	Q4 2010*	9M 2010*	Fiscal 2009*	Fiscal 2008*
Sales from continuing operations	3,037.3	3,426.4	900.2	2,443.4	2,795.8	3,742.4
Operating profit/(loss)	176.5	197.6	(200.0)	235.8	21.7	(45.2)
(Loss)/profit for the period from continuing operations	(12.8)	(63.3)	(278.3)	149.3	(20.4)	(107.8)
Profit for the period from discontinued operations	777.4	120.5	8.1	94.3	26.4	61.3

Profit/(loss) for the period	764.6	57.2	(270.2)	243.6	6.0	(46.5)
Profit/(loss) for the period attributable to equity shareholders	741.5	27.9	(271.1)	217.4	(15.6)	(64.6)
Dividend per share paid or proposed during the period:
– Interim (cents per share)	—	—	—	—	3.50 c	11.02 c
– Final (cents per share)	—	—	—	—	6.50 c	2.00 c

	—	—	—	—	10.00 c	13.02 c

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Consolidated balance sheet data

	SUCCESSOR			PREDECESSOR
$ million	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010	As at January 2, 2010	As at January 3, 2009

Total assets	5,083.6	6,705.2	7,552.3	3,673.6	3,770.7
Net assets	1,943.9	2,343.6	2,339.8	1,678.0	1,739.3
Share capital	—	—	—	79.6	79.6
Share premium account	984.0	2,143.3	2,124.7	799.2	799.1
Shareholders’ equity	1,694.6	2,074.9	2,028.3	1,536.6	1,610.8

Pinafore Holdings B.V.

Item 3A

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

We outline below the risks and uncertainties that the Company’s board of directors (the ‘Board’) believes have the potential to affect the Group’s results or financial position. We have not listed these risks in any order of priority. Details of the Group’s risk management procedures are set out under the heading ‘Internal control’ under Item 15 ‘Controls and procedures’.

Additional risks that we currently do not regard as significant, could also have a material adverse effect on our results or financial position. Our analysis of our principal risks and uncertainties should, therefore, be read in conjunction with the cautionary statement regarding forward-looking statements set out on page ii.

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

One of our key strategies is to expand our geographic reach, and as a result, a substantial portion of our operations are conducted and located outside the US. In Fiscal 2012, approximately 60% of sales from continuing operations originated from outside of the US. We have manufacturing, sales and service facilities spanning four continents and sell to customers in over 150 countries. Moreover, a significant amount of our manufacturing functions and sources of our raw materials and components are from Asia, principally China. Accordingly, our business and results of operations, as well as the business and results of operations of our vendors, suppliers and customers, are subject to risks associated with doing business internationally, including:

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

Pinafore Holdings B.V.

Item 3D

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

We are subject to anti-corruption laws in various jurisdictions, as well as other laws governing our international operations. If we fail to comply with these laws we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

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

Pinafore Holdings B.V.

Item 3D

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

We face an inherent business risk of exposure to various types of claims and lawsuits. We are involved in various intellectual property, product liability, product warranty, environmental claims and lawsuits, and other legal proceedings arising in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every claim and lawsuit and the range of probable loss, we believe these lawsuits and claims will not individually or in the aggregate have a material impact on our results. However, we could, in the future, be subject to various lawsuits, including, amongst others, intellectual property, product liability, product warranty, environmental claims and antitrust claims, and we may incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period.

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

Pinafore Holdings B.V.

Item 3D

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

Through acquisitions of other companies, we have inherited multiple stand-alone Enterprise Resource Planning (‘ERP’) systems, and in general our information technology systems are decentralized. This decentralization may lead to security risks and makes access to common applications cumbersome. We are in the midst of several large-scale information technology projects, including with respect to ERP systems and consolidation of applications and servers. The costs of such projects may exceed the amounts we have budgeted for them, and any material failures in the execution of such projects may hinder our day-to-day operations.

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

The business and operating results of the Group have been, and will continue to be, affected by worldwide economic conditions, including conditions in the general industrial, automotive and residential construction end markets we serve. As a result of continuing effects from the slowdown in global economic growth, the credit market crisis, weak consumer and business confidence, high levels of unemployment, reduced levels of capital expenditures, fluctuating commodity prices, bankruptcies and other challenges affecting the global economy, some of our customers may experience the deterioration of their businesses, cash flow shortages or difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion.

Pinafore Holdings B.V.

Item 3D

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

A portion of our business relies on the US residential new construction and repair and refurbishment end markets. The US residential new construction market, which is cyclical in nature, has undergone a significant downturn marked by declines in the demand for new homes, an oversupply of new and existing homes on the market and a reduction in the availability of financing for homebuyers. The oversupply of existing homes held for sale has been exacerbated by a growing number of home mortgage foreclosures, which has contributed to the downward pressure on home prices. Low levels of consumer confidence, high levels of unemployment and the downward pressure on home prices have made it more difficult for some homeowners to make additional investments in their homes, such as remodeling projects. Further, disruptions in the credit markets have limited the ability of consumers to finance home improvements. In addition, the economic turmoil has caused certain shifts in consumer preferences and purchasing practices and has resulted in changes in the business models and strategies of our customers. Such shifts, which may or may not be long-term, have altered the nature and prices of products demanded by the end consumer and our customers. If we do not timely and effectively respond to these changing consumer preferences, our relationships with our customers could be adversely affected, the demand for our products could be reduced and our market share could be negatively affected.

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

As of December 31, 2012, we had approximately 15,000 employees worldwide. Certain of our employees are represented by various unions under collective bargaining agreements. While we have no reason to believe that we will be impacted by work stoppages and other labor matters, we cannot assure that future issues with our labor unions will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or our employees. Any of these factors may have an adverse effect on us or may limit our flexibility in dealing with our workforce. In addition, many of our customers have unionized work forces. If one or more of our customers experience a material work stoppage, it could similarly have a material adverse effect on our business, results of operations and financial condition.

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

Pinafore Holdings B.V.

Item 3D

If management’s plans or assumptions regarding the funding requirements change, the Group may need to seek other sources of financing, such as additional lines of credit with commercial banks or vendors or public financing, or to renegotiate existing bank facilities. It is possible that additional funding may not be available on commercially acceptable terms or at all.

We have substantial indebtedness, the size and terms of which could affect our ability to meet our debt obligations and may otherwise restrict our activities

As of December 31, 2012, we had total principal debt outstanding of $1,924.5 million. We are permitted by the terms of our debt instruments to incur substantial additional indebtedness, subject to the restrictions therein. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

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

Pinafore Holdings B.V.

Item 3D

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

Some of our employees participate in defined benefit pension plans, the majority of which are in the UK and US. In aggregate, the defined benefit plans were in deficit by $189.5 million as at December 31, 2012, as determined in accordance with IFRS. Tomkins has guaranteed the obligations of Gates UK Limited to its pension plan, and the obligations of Tomkins’ subsidiary that is the “principal employer” of the one section of the 2008 pension plan that is not directly sponsored by Tomkins. Various factors, such as changes in actuarial estimates and assumptions (including in relation to life expectancy and rate of return on assets) as well as actual return on assets, can increase the net expenses and net liabilities of the defined benefit pension plans. The assets and liabilities of the plans must be valued from time to time under applicable funding rules and as a result we may be required to increase the cash payments we make under these defined benefit pension plans. For a further description of the pension deficit see note 35 to the Group’s consolidated financial statements.

Pinafore Holdings B.V.

Item 3D

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

Our reported results of operations and financial condition may be adversely affected to the extent that we are required to make any additional payments to any relevant defined benefit pension plans in excess of the amounts assumed in our current plans or that we must report higher pension plan expenses under IAS19 ‘Employee Benefits’ as a result of changes in actuarial assumptions and estimates.

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

The Second Lien Notes are structurally subordinated to the indebtedness and other liabilities of the current and future subsidiaries of the Company that do not guarantee the Second Lien Notes. The non-guarantor subsidiaries and any future non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Second Lien Notes, or to make any funds available therefore, whether by dividends, loans, distribution or other payments. The non-guarantor subsidiaries accounted for the following proportion of our ongoing operations: (i) 64% of sales in Fiscal 2012; (ii) 64% of adjusted EBITDA in Fiscal 2012; (iii) 50% of total assets at the end of Fiscal 2012; and (iv) 18% of total liabilities at the end of Fiscal 2012. Both (i) and (ii) are calculated excluding corporate center entities. In the event that Rule 3-10 of Regulation S-X under the Securities Act would require separate financial statements of

Pinafore Holdings B.V.

Item 3D

any subsidiary that is a guarantor to be filed with the SEC solely because such subsidiary’s guarantee is not a full and unconditional guarantee as reasonably determined by the Company such guarantee will be automatically discharged and released. In the case of such discharge and release, the Second Lien Notes would no longer be guaranteed by such entity even though the guarantee by such entity of our senior secured credit facilities would continue. Substantially all, but not all, of our foreign entities that guarantee the senior secured credit facilities are expected to guarantee the Second Lien Notes. Any right that we or the guarantors have to receive any assets of the non-guarantor subsidiaries and any future non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of Second Lien Notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be structurally subordinated to the claims of those subsidiaries’ creditors.

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

Pinafore Holdings B.V.

Item 3D

The collateral securing our obligations under the Second Lien Notes and the guarantees is shared with other creditors. If there is a default, the value of the collateral may not be sufficient to repay the first priority lien creditors and the holders of the notes and guarantees. The collateral securing the Second Lien Notes may be divided under certain circumstances.

Our obligations under the Second Lien Notes and the guarantees related thereto is and in the future will be secured by a second priority lien on all of the collateral securing our obligations under our senior secured credit facilities (subject to certain exceptions) and excluding certain assets on a second priority basis. The relative priority of the liens on the collateral is governed by an intercreditor agreement. Accordingly, any proceeds received upon a realization of the collateral securing our senior secured credit facilities on a first priority basis will first be applied to the costs and expenses incurred with such realization and second to obligations (including expenses and other amounts) under our senior secured credit facilities, before any amounts will be available to pay the holders of Second Lien Notes (the ‘Noteholders’). The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the ability to sell the collateral in an orderly sale, the condition of the economies in which our operations are located, the availability of buyers and other factors. The book value of the collateral should not be relied on as a measure of realizable value for such assets. Portions of the collateral may be illiquid and may have no readily ascertainable market value. The collateral is located in a number of countries, and the multi-jurisdictional nature of any foreclosure on the collateral may limit the realizable value of the collateral. To the extent that holders of other secured debt or third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, such holders or third parties may have rights and remedies with respect to the collateral securing the Second Lien Notes and the guarantees that, if exercised, could reduce the proceeds available to satisfy the obligations under the Second Lien Notes and the guarantees. As a result, if there is a default, the value of the collateral may not be sufficient to repay our senior secured credit facilities and the Noteholders.

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

Certain of the guarantors are incorporated in one of the United Kingdom, Australia, Belgium, the British Virgin Islands, Canada, Germany, Luxembourg, Mexico, The Netherlands, Russia, Turkey or the United Arab Emirates. The insolvency laws of these jurisdictions may not be as favorable to interests of the Noteholders as the laws of the United States or other jurisdictions with which the Noteholders are familiar. In the event that any one or more of the Company, the guarantors or any other of the Company’s subsidiaries experienced financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings.

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

In an insolvency proceeding, it is possible that creditors of the guarantors or the appointed insolvency administrator may challenge the guarantees and the security interests, and intercompany obligations generally, as fraudulent transfers or conveyances, preferences or transactions at an undervalue or on other grounds. If so, such laws may permit a court, if it makes certain findings, to:

•	avoid or invalidate all or a portion of a guarantor’s obligations under its guarantee or the security interests;

•	direct that holders of the Second Lien Notes return any amounts paid under a guarantee or any security to the relevant guarantor or to a fund for the benefit of the guarantor’s creditors; and

•	take other action that is detrimental to the Noteholders.

If we cannot satisfy our obligations under the Second Lien Notes and any guarantee or security interest is found to be a fraudulent transfer or conveyance or is otherwise set aside, it cannot be assured that we can ever repay in full any amounts outstanding under the Second Lien Note. In addition, the liability of each guarantor under its

Pinafore Holdings B.V.

Item 3D

guarantee or the security interests will be limited to the amount that will result in such guarantee or security interests not constituting a fraudulent conveyance or improper corporate distribution or otherwise being set aside. The amount recoverable from the guarantors under the security documents will also be limited. However, there can be no assurance as to what standard a court would apply in making a determination of the maximum liability of each. Also, there is a possibility that the entire guarantee or security interests may be set aside, in which case, the entire liability may be extinguished.

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

The Acquisition

On July 27, 2010, the independent directors of Tomkins plc and the board of directors of Tomkins Acquisitions Limited (formerly Pinafore Acquisitions Limited) announced that they had reached an agreement on the terms of a recommended cash acquisition for the entire share capital of Tomkins, including the Tomkins shares underlying the Tomkins ADRs and certain employee equity awards, for approximately £2.9 billion, to be implemented by way of a scheme of arrangement under Part 26 of the UK’s Companies Act 2006. Tomkins Acquisitions Limited was a newly incorporated company formed for the purpose of implementing the Acquisition at the direction of the Sponsors. Tomkins, LLC and Tomkins, Inc. are indirect wholly owned subsidiaries of Tomkins Acquisitions Limited. On August 31, 2010, the requisite majorities of Tomkins’ shareholders voted to approve the Acquisition. On September 21, 2010, the High Court of Justice in England and Wales (the ‘Court’) sanctioned the Scheme and a Court hearing to confirm the corresponding reduction in share capital of Tomkins plc occurred on September 23, 2010. The Court orders became effective on September 24, 2010.

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

Group overview

We are a diversified global engineering and manufacturing group and in 2012 held a portfolio of market-leading businesses. Our products are highly engineered and used in the industrial, automotive and construction end markets. Our businesses represent premier brands that are among the most globally recognized in their respective end markets. The significant majority of our products are positioned in the premium end of their respective end markets, and as a result, allow for associated premium pricing.

We attribute our end market leadership positions to a combination of our brand strength, product quality and breadth and customer service and support. We are led by an experienced management team that has successfully streamlined our portfolio to focus on our core businesses, and implemented wide-ranging, significant cost-saving restructuring initiatives.

Pinafore Holdings B.V.

Item 4A

Our revenue and earnings base is highly diversified by product, geography, end market and customer. Our product portfolio consists of tens of thousands of stock keeping units (‘SKUs’), and we believe it comprises the broadest range of power transmission belts and fluid power hoses in the end markets in which we operate. We derive revenues from nearly every developed country across the globe and are well-positioned in most emerging markets. We maintain long-standing customer relationships and have served our top 20 customers for an average of over 35 years, while some of our largest customer relationships span over 50 years. We also have developed strong relationships with industry-leading customers in emerging markets including Chery, Tata, Mahindra & Mahindra, Sany, Lui Gong and Zoomlion.

Our history

We were founded in 1925 as F.H. Tomkins Buckle Company, a small British manufacturer of buckles and fasteners. In the 1980s and 1990s we embarked on a succession of acquisitions, which rapidly grew our sales, product range and global reach. Major acquisitions included the US-based Gates Corporation in 1996, which signalled a move into the industrial and automotive markets and the Stant and Schrader businesses that further bolstered this division. We also expanded our businesses into the North American residential and non-residential construction markets and several other end markets through additional acquisitions. Recognizing the need to strengthen and build upon our market leadership positions in core engineering markets, we began a process of streamlining our activities by disposing of a number of businesses during the period from 1998 to 2001.

Jim Nicol joined us as Group CEO in 2002 and implemented a strategy of divesting under-performing and lower margin businesses, while also acquiring businesses with higher growth and margin potential such as A.E. Hydraulic and Fleximak, in order to create a globally diversified portfolio of market-leading industrial businesses. More recently, in 2011 and 2012 we sold a number of businesses resulting in a Group that now comprises our Gates and Aquatic businesses. These businesses are focused on lean manufacturing, sharing best practices, product innovation and geographic expansion.

Principal acquisitions and disposals

This section should be read in conjunction with Item 5 ‘Operating and financial review and prospects’ and with notes 41 and 42 to the Group’s consolidated financial statements.

Fiscal 2012

On August 29, 2012, the Group acquired the remaining 50% of its associate, Caryaire Air Systems Components Private Limited (‘Caryaire’) for a cash consideration of $1.3 million. No goodwill was recognized in respect of this acquisition as the purchase consideration approximated to the fair value of the acquired net assets at the acquisition date. At the time of the acquisition, the Group’s interest in Caryaire was included in assets held for sale, as part of the Air Distribution segment. On November 9, 2012, the Group disposed of its interest in Caryaire as part of the disposal of its Air Distribution businesses (see note 42).

On April 27, 2012, the Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. The businesses were sold for a cash consideration of $505.0 million. The Group received a further $14.4 million in the form of a non-controlling equity interest in the acquiring entity.

The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Pinafore Holdings B.V.

Item 4A

On November 1, 2012, the Group concluded the sale of Dexter, a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business sells its products directly to original equipment manufacturers and through national distributors. The business was sold to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of $358.6 million, subject to certain customary post-closing adjustments.

On November 9, 2012, the Group sold the businesses comprising its Air Distribution segment to CPPIB, a related party, for a cash consideration of $1,123.1 million, subject to certain customary post-closing adjustments. The Air Distribution segment supplies a wide range of air distribution products and systems, including grilles, registers and diffusers, dampers and fans, for the non-residential construction and residential construction end markets, mainly in North America, but with an increasing presence in India, Thailand, China, Europe and the Middle East. The businesses sells their products through a range of distribution channels, principally to suppliers to the construction industry, building contractors, original equipment manufacturers and retailers for both the new build and refurbishment sectors.

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

On August 2, 2011, the Group finalized the sale of its Stackpole business, which specializes in powder metal and engineered powertrain components and operates predominantly in North America and Europe. The business was sold to an affiliated investment fund of The Sterling Group, a Houston-based private equity firm, for a cash consideration of $289.0 million.

Plews Inc., a wholly-owned manufacturer of automotive lubrication products and repair tools, was sold on April 20, 2011, to a consortium of investors in the US led by the private equity firm, Eigen Capital LLC for a cash consideration of $25.0 million.

Q4 2010

No businesses were acquired or disposed of during Q4 2010.

9M 2010

On April 13, 2010, the Group acquired a 100% interest in TransHose Corporation, a hydraulic hose supplier to the mining industry in Australia, for A$3.0 million in cash plus up to A$2.0 million in cash over three years contingent on the sales and profitability of the acquired business.

Pinafore Holdings B.V.

Item 4A

On February 26, 2010, the Group acquired a 100% interest in Koch Filter Corporation, a leading manu facturer of air filters for the non-residential filtration market in the US for $35.5 million in cash.

No businesses were sold in during 9M 2010.

Capital expenditure

Due to the diverse nature of the business, there is no individual item of capital expenditure that has had a material impact on the position of the Company and no individually significant capital expenditure project that is currently in progress.

Pinafore Holdings B.V.

Item 4B

B. Business overview

Segment analysis

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

During Fiscal 2011, the Group refocused its operations around the Gates brand and commenced the disposal of those businesses that were no longer a strategic fit for the Group. Management therefore distinguishes between those of the Group’s operating segments that are ‘ongoing’ and those that have been exited but do not meet the conditions to be classified as discontinued operations (‘Exited’). As at December 31, 2012, the Group is comprised of two ongoing businesses: Gates and Aquatic.

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The business is comprised of four operating segments:

•	Gates North America (‘Gates NA’);

•	Gates Europe, Middle East & Africa (‘Gates EMEA’);

•	Gates Asia and the Pacific Regions (‘Gates APAC’);

•	Gates South America (‘Gates SA’)

During Fiscal 2012, the Bathware operating segment was renamed ‘Aquatic’. This business manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

Three further operating segments, Powertrain, Other I&A and Doors & Windows, are included in continuing operations, but are classified as exited segments. Powertrain, which was sold in Fiscal 2011, specializes in powder metal and engineered powertrain components. The Other I&A businesses, Ideal, Dexter Chassis and Plews, were sold during Fiscal 2011. They manufacture a range of industrial and automotive products including gear clamps, chassis components and automotive lubrication products and repair tools. The Doors & Windows segment comprises a business that was closed during 2009.

Pinafore Holdings B.V.

Item 4B

The final three operating segments, Sensors & Valves, Dexter and Air Distribution, were sold during Fiscal 2012 and are classified as discontinued operations (see note 15 to the Group’s consolidated financial statements).

Analysis of sales and adjusted EBITDA by operating segment

	Sales				Adjusted EBITDA
$ million	SUCCESSOR			PREDECESSOR	SUCCESSOR			PREDECESSOR
	Fiscal 2012	Fiscal 2011*	Q4 2010*	9M 2010*	Fiscal 2012	Fiscal 2011*	Q4 2010*	9M 2010*
Continuing operations
Ongoing segments
Gates:
– Gates North America	1,357.9	1,287.3	308.4	844.4	312.0	305.3	71.1	209.3
– Gates EMEA	733.4	803.3	205.4	541.8	102.7	103.4	19.2	54.4
– Gates APAC	679.5	708.7	183.1	447.9	125.2	135.2	37.4	93.8
– Gates South America	152.0	156.7	37.7	109.5	11.5	4.5	3.1	16.2

	2,922.8	2,956.0	734.6	1,943.6	551.4	548.4	130.8	373.7
Aquatic	114.5	106.3	27.1	91.7	(6.3)	(4.5)	(1.2)	(1.7)
Corporate	—	—	—	—	(33.2)	(35.9)	(6.1)	(25.8)

Total ongoing	3,037.3	3,062.3	761.7	2,035.3	511.9	508.0	123.5	346.2

Exited segments
– Powertrain	—	200.2	82.2	226.4	(0.7)	28.1	15.8	25.1
– Other I&A	—	163.9	56.3	181.7	—	19.3	4.6	16.6
– Doors & Windows	—	—	—	—	(0.2)	(0.8)	(0.2)	(0.7)

Total exited	—	364.1	138.5	408.1	(0.9)	46.6	20.2	41.0

Total continuing operations	3,037.3	3,426.4	900.2	2,443.4	511.0	554.6	143.7	387.2

Discontinued operations
– Sensors & Valves	147.9	450.8	107.9	294.3	21.8	76.0	17.4	44.5
– Dexter	273.3	281.4	54.4	190.8	44.6	40.5	7.5	31.2
– Air Distribution	783.2	882.9	226.7	636.2	110.1	104.2	22.6	80.5

Total discontinued operations	1,204.4	1,615.1	389.0	1,121.3	176.5	220.7	47.5	156.2

Total operations	4,241.7	5,041.5	1,289.2	3,564.7	687.5	775.3	191.2	543.4

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 4B

Analysis of sales by origin

$ million	SUCCESSOR			PREDECESSOR
	Fiscal 2012	Fiscal 2011*	Q4 2010*	9M 2010*
US	1,201.7	1,268.2	315.9	924.1
Rest of North America	300.7	482.3	152.4	408.7
UK	84.8	100.3	27.4	68.8
Rest of Europe	593.6	668.3	170.4	443.6
Asia	622.0	652.2	168.7	418.9
Rest of the world	234.5	255.1	65.4	179.3

	3,037.3	3,426.4	900.2	2,443.4

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Overview of ongoing businesses

Sales by end markets		Sales by destination		Major products by category
Industrial replacement	28.3%	North America	48.7%

Gates

Synchronous belts

V-belts and V-ribbed belts

Hydraulic hose and assemblies

Industrial hose

Engine hose

Metal drive components

Accessory belt drive kits

Timing belt kits

Aquatic

Bathtubs, showers and whirlpools

Industrial OE	18.2%	Europe	22.1%
Automotive aftermarket	30.8%	China	7.9%
Automotive OE	18.9%	Rest of Asia	12.6%
Residential construction	3.7%	Rest of World	8.7%
Manufactured housing	0.1%
	100.0%		100.0%

Pinafore Holdings B.V.

Item 4B

We discuss below each of our ongoing businesses and provide a brief analysis of the end markets to which those businesses sell.

Gates

Key brands

Key products

Synchronous drive belts, pulleys, tensioners &
idlers, accessory drive belts, hydraulic hose and
hose assemblies, industrial hose, couplings,
adapters and hose services (hose monitoring
and management)

	Number of locations	% of Gates Group adjusted EBITDA	% of ongoing Group Sales	Adjusted EBITDA margin
– North America	62	56.6%	44.7%	23.0%
– EMEA	36	18.6%	24.1%	14.0%
– APAC	32	22.7%	22.4%	18.4%
– South America	6	2.1%	5.0%	7.6%
	136	100.0%	96.2%	18.9%

Gates is globally positioned, selling to more than 125 countries from its operations in 27 countries and maintains research, development and engineering capabilities worldwide. The business has corporate offices in the United States and approximately 46% of the its locations are in North America. We have a presence in nine European countries and three countries in the Middle East. Our Asian businesses operate from 32 locations, almost half of which are in India and China. As at December 31, 2012, Gates employed approximately 14,000 people around the world.

One of the largest components of our Gates sales is to leading distributors for use in the industrial replacement end market. This end market covers a broad range of industries, which have an ongoing need for replacement parts, often in critical environments. The market segments for our industrial products are broad and primarily cover applications such as construction equipment, agricultural equipment, oil and gas, mining, transportation and automotive. We have continued to expand our product base by providing hydraulic service offerings to the oil and gas, marine, construction and agricultural end market segments. These services include IMR (Inspection, Maintenance and Repair), flushing, hose monitoring (Sentry IQ) and hose management (Sentry ID) services.

The automotive aftermarket provides us with both a stable source of revenue and our highest margin sales. We supply aftermarket belts and related components for substantially all light vehicles in North America and Europe.

We also sell products directly to industrial and automotive OE manufacturers (‘OEMs’). In Fiscal 2012, 53% of the Gates’ sales were to customers located outside of North America, primarily in continental Europe and Asia, including JCB, Samsung, Sany, Caterpillar, General Motors, Renault, PSA/Peugeot, Mercedes, Hyundai, Mazda and Chery.

The primary raw materials we use are rubber materials, steel and a range of fibers and fabrics, all of which are principally sourced locally.

Pinafore Holdings B.V.

Item 4B

End markets served by Gates

Industrial OE & Replacement

We generated 46.5% of our ongoing Fiscal 2012 sales from the global industrial OE and replacement end markets. Gates’ industrial belts are used in manufacturing equipment, commercial vehicles, light and heavy duty construction, agricultural and mining equipment as well as a broad range of consumer and industrial products and applications. Gates’ industrial fluid power products are used within hydraulic systems, for example, on construction equipment and to transfer and convey fluids, as well as food, water, steam, oil, chemicals, gas and air and primarily serve the general industrial, construction, agriculture, oil and gas, marine and mining industries.

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

Automotive aftermarket

We generated 30.8% of our ongoing Fiscal 2012 sales from of a broad range of Gates products sold to the automotive aftermarket.

The automotive aftermarket is characterized by a stable underlying demand for products, which is influenced more by non-discretionary preventative maintenance than economic conditions. As such, spending in the automotive aftermarket is usually relatively resilient during economic downturns. The 10-year compound annual growth rate (‘CAGR’) of automotive aftermarket spending in the US as measured by the AAIA is estimated to be 2.6%, with market growth in all but one of the last 15 years. According to the AAIA, the US motor vehicle aftermarket is estimated to be worth approximately $230 billion in 2012 and is forecasted to grow by 3.5% in 2013.

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

Miles driven in the US, as measured by the US Department of Transport, has grown in all but two of the last 25 years, at a CAGR of 1.9%. For the year to November 2012, miles driven grew by 0.6%, supported by softer fuel prices towards the end of the year and improving consumer confidence.

Pinafore Holdings B.V.

Item 4B

The global vehicle population stood at 973 million units at the end of 2012 according to IHS and is expected to grow by 336 million units or a CAGR of 3.8% through to 2020. North America accounted for 29.7% of the total vehicle population in 2012, Europe 34.0% and Asia 28.6%. The highest expected growth rate through to 2020 is in Asia, which is forecast to grow at a CAGR of 8.0%, whereas, in North America and Europe, the CAGR to 2020 is expected to be only 1.1% and 1.3%, respectively.

The average age of light vehicles in the US stands at a record 11.3 years (according to Polk) and has grown or at least been flat in every year for the last 15 years. In Europe, the average age of light vehicles has followed a similar trend and stands at 8.3 years (as measured by ACEA). In China, the average age of cars is estimated to be around 4 years – a lower age than in the US and Europe because the volume of new car sales account for a higher proportion of the total car population.

US fuel prices in 2012 were approximately 3.0% higher than 2011 however declined month-on-month towards the end of the year. Fuel prices are a factor in determining the level of automotive usage and therefore the required spending on maintenance.

Automotive OE

We generated 18.9% of our ongoing Fiscal 2012 sales from the global automotive OE end market, principally belts and related accessories. The demand in this end market is directly related to global vehicle production. According to IHS, global automotive production in the ten years to 2012 averaged 68.1 million units and grew at a CAGR of 3.6%. In 2012, North America accounted for 18.9% of global production, Europe 23.4%, Asia 50.3%, and China alone accounted for 22.9%. IHS forecasts that automotive production will grow at a CAGR of 4.4% over the next 5 years to 2017, with Asia accounting for 54.1% of the production over this period, with a CAGR of 4.5%. North America and Europe are expected to grow by 2.5% and 3.4%, respectively. North American and European markets accounted for 13.9% and 31.1% of our Fiscal 2012 ongoing sales respectively, with China accounting for 20.5%.

Evolving consumer preferences and recent regulations have made fuel economy a growth area for automotive OE suppliers, which we believe will benefit our business. Many of the products that we sell to the automotive OE end market have been shown to improve fuel economy, which positions us well to benefit from this trend.

We believe that the demand for our products in the automotive OE end market will continue to be driven by:

•	the level of global vehicle production;

•	our ability to secure positions on new vehicle platforms relative to our competitors; and

•	evolving regulatory requirements related to fuel economy.

Pinafore Holdings B.V.

Item 4B

Aquatic

Key Brand	Key products Luxury whirlpool baths, acrylic tub/showers and showers
Number of locations	% of Ongoing Group Sales	Adjusted EBITDA margin
7	3.8%	(5.5)%

Aquatic is a leading manufacturer of bathtubs and shower enclosures in the US, including an extensive range of luxury whirlpools. The products are sold under the Aquatic brand name primarily through building products wholesalers, home center retailers and specialty distributors. The business operates six active manufacturing plants and distribution warehouses across the US, providing national distribution capabilities. As at December 31, 2012, Aquatic employed approximately 700 people.

The residential end market accounted for 97.0% of Aquatic’s Fiscal 2012 sales, of which 76.8% were made to the new build sector and 23.2% to the repair and remodeling (‘R&R’) sector. The remaining 3.0% of Aquatic’s Fiscal 2012 sales were made to the manufactured housing industry.

The primary raw materials used by the business are resin, gelcoat and fiberglass.

End market served by Aquatic

We generated 3.7% of our ongoing Fiscal 2012 sales from the residential construction end market, including the R&R end market segment. Housing starts in 2012 continued to recover and were up 28.1% to 780,000 units, however remained below the 10 year average of 1.2 million units (as measured by the US Census Bureau Housing Starts). According to the NAHB, housing starts are expected to continue to recover and reach approximately 930,000 units in 2013 as long-term demographic factors and an expected economic recovery lead to absorption of the remaining excess housing supply.

We believe that demand in the new residential construction end market segment will continue to be driven by:

•	consumer confidence and employment levels;

•	availability of financing along with interest rate stability;

•	on-going population growth and relocation trends; and

•	the level of existing home sales which impact housing inventory levels.

Pinafore Holdings B.V.

Item 4B

Businesses sold during Fiscal 2012

Air Distribution (discontinued segment – sold in November 2012)

Key brands
Key products Grilles, registers, diffusers, dampers, commercial/industrial fans and accessories, energy recovery ventilators, louvers and filtration products
% of total Group Sales	% of total Group adjusted EBITDA	Adjusted EBITDA margin
18.5%	16.0%	14.1%

We believe that Air Distribution, based in North America, is a leading manufacturer of products that are used to distribute, recycle and vent air, which are critical components of Heating, Ventilation and Air Conditioning (‘HVAC’) systems. The Air Distribution businesses design and manufacture a broad range of products which are marketed under many established and well-known brand names including, Ruskin, Lau, Titus, Krueger, Koch Filter, Hart & Cooley and Selkirk. Air Distribution is a nationwide US provider of air distribution products, with an extensive multi-channel distribution network across the country. The majority of the products are sold through manufacturers’ representatives and building products wholesalers, with the remainder sold directly to HVAC OEMs, such as Carrier Group, York International and Lennox, as well as to home centers, specialty retailers and national accounts.

The non-residential construction market represented 76.5% of Air Distribution’s Fiscal 2012 sales, while 23.5% of Fiscal 2012 sales were to the residential construction market. 74.0% of Fiscal 2012 sales were into the new construction market, with the remaining 26% into the R&R market, which includes all sales to home centers such as Home Depot and Lowes.

On November 9, 2012, the Group completed the sale of its Air Distribution segment for a cash consideration of $1,123.1 million, subject to certain customary post-closing adjustments. Prior to its disposal, the business contributed sales of $783.2 million in Fiscal 2012 and adjusted EBITDA of $110.1 million.

Pinafore Holdings B.V.

Item 4B

Dexter (discontinued segment – sold in November 2012)

Key brand	Key products High specification non-drive axles, doors and venting products for trailers and industrial equipment
% of total Group Sales	% of total Group adjusted EBITDA	Adjusted EBITDA margin
6.4%	6.5%	16.3%

Dexter is a leading manufacturer of non-dynamic axles and trailers for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. Dexter sells its products directly to OEMs and through national distributors.

In Fiscal 2012, approximately 40% of Dexter’s sales were to its top five customers, comprising large trailer part distributors, and utility, recreational vehicle and equipment trailer OEMs.

On November 1, 2012, the Group sold Dexter for a cash consideration of $358.6 million, subject to certain customary post-closing adjustments. Prior to its disposal, the business contributed sales of $273.3 million in Fiscal 2012 and adjusted EBITDA of $44.6 million.

Sensors & Valves (discontinued segment – sold in April 2012)

Key brands
Key products Remote Tire Pressure Monitoring Systems, tire valves and gauges, air-conditioning and injection valves and connectors, industrial valves, inflating gauges, and tire repair pieces.
% of total Group Sales	3.5%
% of total Group adjusted EBITDA	3.2%
Adjusted EBITDA margin	14.7%

Pinafore Holdings B.V.

Item 4B

Sensors & Valves includes the Schrader Electronics and Schrader International businesses.

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

On April 27, 2012, the Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. The businesses were sold for $519.4 million. This consideration includes $14.4 million in relation to a non-controlling equity interest in the acquiring entity, which has been classified as an available-for-sale investment.

The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction as the Group had sold this investment on April 12, 2012 to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Prior to its disposal, the business contributed sales of $147.9 million in Fiscal 2012 and adjusted EBITDA of $21.8 million.

Businesses sold during Fiscal 2011

Powertrain (exited segment – sold in August 2011)

Key brand	Key products Planetary carrier systems, powder metal power transmission and pump components, engine and transmission oil pumps
% of total Group adjusted EBITDA in Fiscal 2011	3.6%
% of total Group sales in Fiscal 2011	4.0%
Adjusted EBITDA margin in Fiscal 2011	14.0%

Stackpole is a Canadian-based manufacturer of powertrain components, systems and assemblies primarily for use in automotive engines and transmissions. The business operates primarily in North America, with facilities in Canada and the UK, and employed approximately 1,500 employees at the time of its disposal by the Group. The automotive OE end market accounted for 97.0% of Powertrain’s contribution to the Group’s sales in Fiscal 2011. The remaining 3.0% of Powertrain’s sales up until its disposal by the Group were to the industrial replacement end market (2.6%) and to the automotive aftermarket (0.4%).

On August 2, 2011, the Group finalized the sale of Stackpole to an affiliated investment fund of the Sterling Group, a Houston based private equity investment firm, for a cash consideration of $289.0 million. Prior to its disposal, the business contributed sales of $200.2 million in Fiscal 2011 and adjusted EBITDA of $28.1 million.

Pinafore Holdings B.V.

Item 4B

Other Industrial & Automotive (exited segment – all businesses sold during Fiscal 2011)

Key products

Stainless steel and carbon hose clamps, standard gear clamps, automotive accessories, grease guns, power steering hose assemblies, air power pneumatic components and systems, air line products, trailer chassis and components, fabricated metal parts, and high-end coatings for military and general industries.

% of total Group adjusted EBITDA in Fiscal 2011	2.5%
% of total Group sales in Fiscal 2011	3.3%
Adjusted EBITDA margin in Fiscal 2011	11.8%

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

Raw materials and energy supplies

We maintain a diversified supply base for the raw material and component inputs that we use in our manufacturing operations. In Fiscal 2012, our continuing businesses spent $1.2 billion or approximately 61.6%

Pinafore Holdings B.V.

Item 4B

of their cost of goods sold on material inputs, with the top 10 materials representing an approximate $968.1 million or 80.0% of total input purchases. The primary raw materials used by our ongoing businesses include polymers, carbon black, textiles, steel, shaped-metal components, aluminum and various chemicals.

The ability of the Group’s suppliers to meet performance and quality specifications and delivery schedules is important to its operations, but the Company is not dependent on any single source of supply for critical materials. The energy and materials required for the Group’s manufacturing operations tend to be readily available, however, basic feed stocks such as steel, aluminum, oil, butadiene, ethylene and resins can be subject to significant fluctuations in price and occasionally availability. We have historically been able to pass on cost increases to our customers when we have experienced rising prices for our material inputs, however there is typically a lag between cost increases and our price increases. We maintain contracts with key customers and often in these agreements we are able to include raw material clauses, which allow us to minimize the lag between an increase in costs and a rise in the prices for our products. Furthermore, improved purchasing strategies, cost reduction initiatives and sourcing of alternative materials have helped to mitigate input pricing pressures. Materials and components are generally sourced locally and are typically available from multiple qualified sources in quantities sufficient for our needs.

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

Equipment sales to the agricultural industry experience moderate seasonality due to crop-related seasonal activities, while sales to the construction industry decline in the summer months followed by a resurgence of activity in the late fall, early winter and spring. The remaining markets served by the Gates business do not exhibit significant seasonal patterns.

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

Pinafore Holdings B.V.

Item 4B

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

Under certain laws and regulations, such as the federal US Superfund law, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. We are currently performing environmental investigations and remediation at a number of former and current facilities in the United States and Canada, as well as another facility in Belgium. We have incurred and will continue to incur costs to investigate and remediate conditions at those sites. We are also incurring costs associated with contamination at approximately twenty offsite waste disposal sites. We have established reserves of $7.2 million with respect to such remediation and other environmental matters. In the future, we may incur similar liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. As discussed in Item 3D ‘Risk factors’ we are and may from time to time be subject to personal injury and/or property damage lawsuits in which private parties allege damages arising from exposure to hazardous materials used, or alleged to be used, by us in the past.

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

Pinafore Holdings B.V.

Item 4C

C. Organizational structure

The Company is the parent of a large number of subsidiaries that are organized into two principal business groups managed through a Corporate Center. As at December 31, 2012, the Group’s organizational structure as used for internal reporting is as follows:

A list of the Company’s principal subsidiaries, including their name, country of incorporation and the Group’s ownership interest, is set forth in Exhibit 8.1.

Pinafore Holdings B.V.

Item 4D

D. Property, plant and equipment

The Group operates from 158 locations in 29 countries across the Americas, Europe, Asia, and Australia. As at December 31, the carrying amount of the Group’s property, plant and equipment was $693.2 million (December 31, 2011: $902.9 million), of which $2.9 million (December 31, 2011: $3.0 million) related to assets held under finance leases.

Included in property, plant and equipment are land and buildings with a total carrying value of $231.2 million, representing the Group’s owned manufacturing facilities, service centers, distribution centers and offices, which are located in 13 countries throughout the world, predominantly in North America. These 53 owned facilities cover approximately 8.3 million square feet (December 31, 2011: 110 facilities covering 17.7 million square feet) and include 44 manufacturing or service centers. The Group leases a further 102 locations, which cover 5.2 million square feet (December 31, 2011: 167 locations covering 9.2 million square feet) and include 38 manufacturing or service centers. The Group continues to improve and replace properties when considered appropriate to meet the needs of its individual operations. There are no individually significant properties that were under-utilized during Fiscal 2012.

The table below provides an analysis of the geographic spread of the Group’s property, plant and equipment (excluding assets held for sale).

	Carrying amount
	$ million	%
US	239.7	34.6%
China	132.0	19.0%
Mexico	53.0	7.6%
Brazil	39.7	5.7%
India	34.7	5.0%
Poland	33.1	4.8%
Spain	25.4	3.7%
UK	20.6	3.0%
Japan	20.1	2.9%
Other countries	94.9	13.7%

Total	693.2	100.0%

Due to the diverse nature of our business, there is no individual fixed asset or facility at December 31, 2012, the loss of which would have a material adverse impact on our operations. There are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect our operations.

Assets held under finance leases are secured by a lessor’s charge over the leased assets. Following the Acquisition, the Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 48 to the Group’s consolidated financial statements.

Item 4A.	Unresolved Staff Comments

None.

Pinafore Holdings B.V.

Item 5A

Item 5.	Operating and financial review and prospects

A. Operating results

Basis of preparation

This section should be read in conjunction with the Group’s consolidated financial statements which have been prepared in accordance with IFRS and present separately the Predecessor periods prior to the Acquisition and the Successor periods after the Acquisition. The Predecessor financial statements do not reflect the effects of the accounting for or the financing of the Acquisition. To facilitate a discussion of certain results of operations across periods, we have presented the results for Fiscal 2010 on a pro forma basis taking into account the effects of certain events as if those events had occurred on January 3, 2010. For a description of these events and for information regarding their pro forma effects, see ‘Unaudited pro forma financial information’ included at the end of Item 5A.

We assess the performance of our businesses using a variety of measures, some which are not explicitly defined under IFRS and are therefore termed ‘non-GAAP measures’. Under the heading ‘Non-GAAP measures’ at the end of Item 5B ‘Liquidity and capital resources’, we identify and explain the relevance of each of the non-GAAP measures presented in this Report, show how they are calculated and present a reconciliation to the most directly comparable measure defined under IFRS. We do not regard these non-GAAP measures as a substitute for, or superior to, the equivalent measures defined under IFRS. The non-GAAP measures that we use may not be directly comparable with similarly-titled measures used by other companies.

The statements in this Report regarding industry outlook, our expectations regarding the performance of our business and the forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the ‘Special note regarding forward-looking statements’ on page ii and Item 3D ‘Risk factors’. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

The following discussion should be read together with Item 3A ‘Selected historical financial information’, Item 3D ‘Risk factors’, the ‘Unaudited pro forma financial information’ section included below, and the Group’s consolidated financial statements, including the related notes, appearing elsewhere in this Report.

Our Business

We are a diversified global engineering and manufacturing company with a portfolio of market-leading businesses. Our products are highly engineered and used in the industrial, automotive and construction end markets. We have a broad collection of premier brands that are among the most globally recognized in their respective end markets. Approximately 59% of our Fiscal 2012 sales from continuing operations were generated from the global industrial replacement end market and automotive aftermarket, where we achieve higher margins. Our industrial replacement business provides us with exposure to a broad range of industrial end market segments that have an ongoing need for replacement parts, and the automotive aftermarket also provides us with both a stable source of revenue and our highest margins. The significant majority of our products are positioned in the premium end of their respective end markets, and as a result, allow for associated premium pricing. The prices of our products are low relative to the potential cost of their failure within the critical systems in which they are used, such as industrial machinery and automotive engines.

We attribute our end market leadership positions to a combination of our brand strength, product quality and breadth, and customer service and support. We are led by an experienced management team that has successfully streamlined our portfolio to focus on our core businesses, and implemented wide-ranging, significant cost-saving restructuring initiatives.

Pinafore Holdings B.V.

Item 5A

Our revenue and earnings base is highly diversified by product, geography, end market and customer. Our product portfolio consists of tens of thousands of SKUs, and we believe it comprises the broadest range of power transmission belts and fluid power hoses in the end markets in which we operate. We derive revenues from nearly every developed country across the globe and are well-positioned in most emerging markets with our industrial and automotive component products. Approximately 51% of our Fiscal 2012 sales from continuing operations were generated outside of North America. The diversification of our customer base is evidenced by the fact that our top ten customers represented only 25% of our Fiscal 2012 sales from continuing operations. We maintain long-standing customer relationships and have served our top 20 customers for an average of over 35 years, while some of our largest customer relationships span over 50 years. We have also developed strong relationships with industry-leading customers in emerging markets.

The charts below, representing our continuing operations, highlight the diversity of our end markets and our geographical diversification:

Return of capital

On December 14, 2012, the Board approved a return of capital to the B shareholders in the amount of $1.2 billion. This distribution was funded primarily from the proceeds arising on the disposals of the Dexter and Air Distribution businesses completed in November 2012. As discussed further under Item 6B ‘Compensation’ and note 9 to the Group’s consolidated financial statements, the Board of Directors approved certain equitable adjustments to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments included the grant of additional awards, adjustments to the calculation of exercise prices and cash compensation.

Our segments

We distinguish within our continuing operations between those of our operating segments that are ongoing, which we identify as ongoing segments, and those that we have exited but which do not meet the conditions to be classified as discontinued operations, which we identify as exited segments.

As at December 31, 2012, the Group is comprised of two ongoing businesses: Gates and Aquatic.

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The business is comprised of the four operating segments: Gates North America, Gates EMEA, Gates APAC and Gates South America.

Pinafore Holdings B.V.

Item 5A

Aquatic manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

During the periods under review, we reported three exited segments within continuing operations: the Powertrain segment, which was sold on August 2, 2011; the Other I&A segment, comprising the Plews, Dexter Chassis and Ideal businesses (which were sold in April 2011, August 2011 and October 2011, respectively); and the Doors & Windows segment, which was closed during Fiscal 2009.

Our final three operating segments, Sensors & Valves, Dexter and Air Distribution, were sold during Fiscal 2012 and are classified as discontinued operations.

Highlighting the diversity of the end markets in which our ongoing segments operate, our Fiscal 2012 sales analyzed by end market were as follows:

$ million	Industrial replacement	Industrial OE	Automotive aftermarket	Automotive OE	Residential construction	Manufactured housing	Total
Gates:
– Gates North America	455.5	311.8	508.0	82.6	—	—	1,357.9
– Gates EMEA	196.6	101.6	257.9	177.3	—	—	733.4
– Gates APAC	149.5	112.4	126.5	291.1	—	—	679.5
– Gates South America	57.3	26.9	43.3	24.5	—	—	152.0

	858.9	552.7	935.7	575.5	—	—	2,922.8
Aquatic	—	—	—	—	111.0	3.5	114.5

Total ongoing segments	858.9	552.7	935.7	575.5	111.0	3.5	3,037.3

The percentage changes in the Group’s sales from ongoing segments by end market from Fiscal 2011 to Fiscal 2012 were as follows:

% change	Industrial replacement	Industrial OE	Automotive aftermarket	Automotive OE	Residential construction	Manufactured housing	Total
Gates:
– Gates North America	6.5%	8.4%	1.7%	14.2%	—	—	5.5%
– Gates EMEA	0.2%	(8.8%)	(11.3%)	(13.6%)	—	—	(8.7%)
– Gates APAC	(4.0%)	(10.6%)	(2.5%)	(2.2%)	—	—	(4.1%)
– Gates South America	13.2%	(11.2%)	(2.0%)	(22.5%)	—	—	(3.0%)

	3.4%	(0.4%)	(2.9%)	(5.1%)	—	—	(1.1%)
Aquatic	—	—	—	—	7.7%	9.4%	7.7%

Total ongoing segments	3.4%	(0.4%)	(2.9%)	(5.1%)	7.7%	9.4%	(0.8%)

Excluding the $84.7 million adverse impact of currency translation rate movements, Gates’ sales would have increased by 1.8% compared with Fiscal 2011. This impact was concentrated in Gates EMEA (which would otherwise have reported a decrease in sales of 2.6% rather than a decrease of 8.7%) and Gates South America (which would otherwise have reported an increase in sales of 9.0% rather than a decrease of 3.0%).

Pinafore Holdings B.V.

Item 5A

Industry trends

All references below to Fiscal 2012 sales relate to continuing operations only.

During Fiscal 2012, the industrial markets accounted for 46.5% of Group sales, with 28.3% to the industrial replacement market and 18.2% to the industrial OE market.

US industrial production, as measured by the US Federal Reserve Industrial Production index, remained relatively flat during 2012 and in December was 2.3% higher than December 2011. The European industrial production index also remained fairly flat through the first part of the year but has declined since its peak in August 2012 and was 2.3% lower at the end of December 2012 compared with December 2011. Industrial markets in Asia continued to soften, with industrial production in China growing by 10.0% in 2012 compared with 13.9% for 2011 (as measured by the National Bureau of Statistics of China). Sales to the industrial markets in North America, Europe and Asia accounted for 25.4%, 8.1% and 7.4% respectively of the Group’s sales in Fiscal 2012.

The automotive aftermarket, which comprised 30.8% of Group sales in Fiscal 2012, grew but at a slower pace than in Fiscal 2011. In the US, miles driven, a key driver of vehicle repair, was up by 0.6% in the year to November 2012 compared with the corresponding period in 2011, however the rate of growth slowed over the course of 2012. The price of gasoline (another factor influencing the amount of spending on car maintenance) was 3.0% higher on average for 2012 compared with 2011, however fell in the later part of the year and as at the end of December 2012, was 1.3% higher than in December 2011. Sales to the automotive aftermarket in North America, Europe and Asia accounted for 16.9%, 8.1% and 3.5% respectively of the Group’s sales in Fiscal 2012.

The automotive OE market accounted for 18.9% of Group sales in Fiscal 2012. For 2012 as a whole, global production volumes as measured by IHS were up by 5.7% compared with 2011, with volumes in North America up by 16.8%, Europe down by 5.8%, China up by 5.8% and Japan/Korea up by 11.0% compared with 2011. Sales to the automotive OE market in North America, Europe and Asia accounted for 2.6%, 5.9% and 9.5% respectively of the Group’s sales in Fiscal 2012.

Residential construction in North America accounted for 3.7% of the Group’s sales in Fiscal 2012. The US residential construction market continues to improve, with housing starts in 2012 reaching 780,000 units, 28.1% higher than in 2011. Housing inventories, at 4.9 months for new homes and 5.9 months for existing homes, have now reached levels which suggest that new construction should be initiated.

Pinafore Holdings B.V.

Item 5A

Fiscal 2012 results compared with Fiscal 2011 results

Unless otherwise indicated, all commentary in this section is for continuing operations.

Group summary

$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011*
Continuing operations
Sales	3,037.3	3,426.4
Cost of sales	(1,963.6)	(2,288.3)

Gross profit	1,073.7	1,138.1
Distribution costs	(355.4)	(373.4)
Administrative expenses	(511.7)	(552.0)
Transaction costs	—	(0.6)
Impairments	(3.1)	(38.0)
Restructuring costs	(26.8)	(38.8)
Net (loss)/gain on disposals and on the exit of businesses	(0.6)	60.8
Share of profit of associates	0.4	1.5

Operating profit	176.5	197.6

Interest expense	(262.5)	(334.3)
Investment income	68.8	65.4
Other finance expense	(66.7)	(5.5)
Net finance costs	(260.4)	(274.4)

Loss before tax	(83.9)	(76.8)
Income tax benefit	71.1	13.5

Loss for the period	(12.8)	(63.3)

Adjusted EBITDA	511.0	554.6
Adjusted EBITDA margin (%)	16.8%	16.2%

*	Re-presented for a reclassification within net finance costs and for discontinued operations (see notes 3A and 15 to the Group’s consolidated financial statements)

Sales

Sales in Fiscal 2012 were $3,037.3 million, compared with sales of $3,426.4 million in Fiscal 2011. During Fiscal 2011, the Group disposed of four businesses: Stackpole (which comprised the Powertrain segment), Plews, Dexter Chassis and Ideal (which together formed the Other I&A segment). These disposals reduced Fiscal 2012 sales by $359.9 million compared with Fiscal 2011. In addition, the Group’s sales for Fiscal 2012 were affected by an adverse movement of $88.9 million due to changes in average currency translation rates (particularly the Euro, Brazilian Real and Mexican Peso) compared with Fiscal 2011. The acquisition of Du-Tex Inc., completed at the end of October 2011, contributed an additional $17.0 million to Fiscal 2012 sales compared with Fiscal 2011. Excluding these impacts from acquisitions, disposals and movements in currency translation rates, Fiscal 2012 sales were $42.7 million higher than in Fiscal 2011.

This underlying increase in sales was driven by higher selling prices, particularly in the industrial replacement and automotive aftermarket end markets, and almost entirely in North America. Sales volumes in our ongoing segments were broadly flat, as difficult trading conditions in Europe and Asia offset strong volume growth in North America.

Pinafore Holdings B.V.

Item 5A

Gates’ sales in Fiscal 2012 were $34.5 million higher compared with Fiscal 2011, after adjusting for the impact of acquisitions and currency translation rates. This growth was focused in Gates North America, which increased by $65.2 million compared with Fiscal 2011 due primarily to growth in the industrial end markets. Pricing and volume improvements contributed relatively equally to this growth. Volume decreases in Europe ($18.8 million, concentrated in the automotive end markets) and Asia ($22.2 million, primarily in the Japanese automotive and industrial OE end markets) partially offset this North American growth. Overall, Gates’ sales to the industrial end markets, particularly the industrial replacement end market, grew by $42.0 million across all regions, except for Japan and India. This growth was partially offset by a decrease of $12.4 million in sales to the automotive OE end market, driven by lower vehicle production in Europe and Japan.

Aquatic’s sales rose by $8.2 million during Fiscal 2012 compared with Fiscal 2011, driven by the strengthening of the US residential housing market and market share gains.

Cost of sales

Cost of sales in Fiscal 2012 was $1,963.6 million, compared with $2,288.3 million in Fiscal 2011. This decrease of 14.2% was driven by a $307.8 million impact from the disposal of businesses during Fiscal 2011. In addition, increased raw material costs of $41.2 million, combined with higher volumes of $20.4 million (including $11.5 million from the acquisitions in Fiscal 2011) were largely offset by benefits of $45.0 million arising from the Group’s efficiency and cost reduction initiatives.

Gross profit

The gross profit for Fiscal 2012 was $1,073.7 million, compared with $1,138.1 million in Fiscal 2011. Our gross profit margin for Fiscal 2012 was 35.4%, up from 33.2% in Fiscal 2011, due principally to the disposal of lower-margin businesses in Fiscal 2011.

Distribution costs

Distribution costs, which tend to move in proportion to sales, were $355.4 million in Fiscal 2012, compared with $373.4 million in Fiscal 2011. Fiscal 2012 distribution costs as a percentage of sales were higher at 11.7% compared with 10.9% in the prior year. Excluding the impact of the Fiscal 2011 disposals, the Fiscal 2011 percentage would have been 11.4%. The slight increase from Fiscal 2011 to Fiscal 2012 for the ongoing segments was largely attributable to higher freight costs.

Administrative expenses

Administrative expenses in Fiscal 2012 were $511.7 million, compared with $552.0 million in Fiscal 2011. The decrease in administrative expenses in Fiscal 2012 compared with Fiscal 2011 was due principally to the decrease in the charge relating to share-based incentives ($34.3 million) and the impact of disposals during Fiscal 2011 ($25.8 million), partially offset by the payment of $22.7 million to holders of certain options over B Shares in compensation for the adverse impact of the return of capital on the value of those options.

Transaction costs

No transaction costs were recognized during Fiscal 2012. In Fiscal 2011, costs of $0.6 million were recognized, largely in respect of the acquisition in October 2011 of Du-Tex Inc.

Pinafore Holdings B.V.

Item 5A

Impairments

In Fiscal 2012, the Group recognized impairments of $3.1 million, $2.7 million of which was in relation to the closure of the Charleston plant within Gates North America.

During Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in relation to Aquatic, representing the entire goodwill allocated to this segment.

Restructuring costs

During Fiscal 2012, restructuring costs amounting to $26.8 million were recognized in continuing operations, of which $11.3 million related to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across our businesses. A further $5.6 million of restructuring costs were incurred in relation to the closure of the Charleston plant within Gates North America. Also during Fiscal 2012, $5.1 million of severance and related costs were incurred on business and executive reorganizations, primarily in North America.

Restructuring costs in Fiscal 2011 were $38.8 million principally in relation to Project Sierra. These costs were partially offset by the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division of Stackpole, which comprises the Powertrain operating segment, following the recovery in the demand for its products.

Net gain on disposals and on the exit of businesses

During Fiscal 2012, the Group recognized a net loss of $0.6 million in relation to the disposal of businesses in Fiscal 2011. During Fiscal 2011 we recognized a net gain on the disposal and on the exit of businesses of $60.8 million, principally in relation to the sale in October 2011 of the Ideal business.

Operating profit

Operating profit in Fiscal 2012 was $176.5 million, compared with $197.6 million in Fiscal 2011.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2012 was $511.0 million, compared with $554.6 million for Fiscal 2011. The disposal of businesses during Fiscal 2011 reduced adjusted EBITDA compared with Fiscal 2011 by $47.5 million, compounding the adverse impact of movements in average currency translation rates of $12.0 million. Excluding these two factors, and a $4.0 million contribution in Fiscal 2012 from acquisitions made in Fiscal 2011, adjusted EBITDA grew by $11.9 million. This underlying increase was driven by higher selling prices of $38.0 million and the benefits from the Group’s restructuring and cost-saving initiatives of $48.5 million. Offsetting these improvements were higher material costs of $41.2 million, mainly in Europe and North America, increased labor-related costs of $24.2 million, primarily in North America and Asia, and lower volumes across most regions except North America ($8.1 million).

The adjusted EBITDA margin was up slightly at 16.8%, compared with 16.2% in Fiscal 2011.

A reconciliation of operating profit or loss to adjusted EBITDA for each of the periods under review and for each of the Group’s continuing segments is presented under the heading ‘Non-GAAP measures’.

Pinafore Holdings B.V.

Item 5A

Interest expense

The interest expense for Fiscal 2012 was $262.5 million, compared with $334.3 million for Fiscal 2011. Our interest expense may be analyzed as follows:

$ million	Fiscal 2012	Fiscal 2011*
Borrowings:
– Interest on bank overdrafts	0.1	0.7
– Interest on bank and other loans:
Term loans	104.8	126.7
Other bank loans	2.7	2.7
Second Lien Notes	76.2	109.4
2011 Notes	—	6.2
2015 Notes	1.4	1.5

	185.2	247.2
Interest element of finance lease rentals	0.2	0.2
Net loss on financial liabilities held at amortized cost	15.9	21.2
Other interest payable	7.0	7.4

	208.3	276.0
Post-employment benefits:
– Interest on benefit obligation	54.2	58.3

	262.5	334.3

*	Re-presented for a reclassification within net finance costs and for discontinued operations (see notes 3A and 15 to the Group’s consolidated financial statements)

The decrease in interest expense during Fiscal 2012 compared with Fiscal 2011 was due largely to the repayments, including prepayments and redemptions, during Fiscal 2011 and Fiscal 2012 of a total of $1.2 billion of borrowings under the term loans and Second Lien Notes, as discussed under Item 5B ‘Liquidity and capital resources’. These repayments reduced interest expense by $55.1 million in Fiscal 2012 compared with Fiscal 2011.

When it was acquired, Tomkins had the following notes outstanding under a Euro Medium Term Note Programme: £150 million 8% notes repayable at par on December 20, 2011 (the ‘2011 Notes’); and £250 million 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’), and, together with the 2011 Notes, the ‘Medium Term Notes’). During 2011, a total of $172.6 million was repaid against the Medium Term Loans, including a final settlement of $158.3 million on the maturity of the 2011 Notes in December 2011. As a result of these transactions, the interest expense in relation to the Medium Term Notes decreased by $6.3 million to $1.4 million in Fiscal 2012.

During Fiscal 2012, the Group changed its estimates of the future cash flows relating to certain of its borrowings that are held at amortized cost. The changes were driven primarily by the impacts of the various debt reductions made during the current period and expected to be made in future periods. As a result of these changes and certain other adjustments relating the Group’s borrowings, the amortized cost of the affected borrowings increased by $15.9 million (Fiscal 2011: $21.2 million) and a corresponding loss was recognized in interest expense.

Pinafore Holdings B.V.

Item 5A

In Fiscal 2012, interest on the benefit obligations of our defined benefit and post-employment heath care plans was $54.2 million, $4.1 million lower than in Fiscal 2011 due primarily to a decrease in the discount rates used in the actuarial valuations.

Investment income

Investment income for Fiscal 2012 was $68.8 million, compared with $65.4 million for Fiscal 2011. The increase in investment income during Fiscal 2012 compared with Fiscal 2011 was due primarily to the higher value of plan assets, partially offset by the effect during the period of the lower expected return percentage on those assets. Investment income may be analyzed as follows:

$ million	Fiscal 2012	Fiscal 2011*
Interest on bank deposits	2.3	3.5
Other interest receivable	0.6	1.2

	2.9	4.7
Post-employment benefits:
– Expected return on plan assets	65.9	60.7

	68.8	65.4

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Other finance expense

Other finance expense for Fiscal 2012 was $66.7 million, compared with $5.5 million for Fiscal 2011. Our other finance expense may be analyzed as follows:

$ million	Fiscal 2012	Fiscal 2011*
Loss on embedded derivatives	(5.4)	(7.5)
Currency translation gain on hedging instruments	2.6	4.6
Costs incurred on prepayment of borrowings	(63.9)	(3.8)
Gain on early settlement of loan note receivable	—	1.2

	(66.7)	(5.5)

*	Re-presented for a reclassification within net finance costs (see note 3A to the Group’s consolidated financial statements)

The increase during Fiscal 2012 compared with Fiscal 2011 was principally attributable to a loss of $63.9 million (Fiscal 2011: $3.8 million) recognized on the redemption of certain debt instruments, and a reduction of $2.0 million in the currency translation gain on hedging instruments. These impacts were partially offset by a decrease of $2.0 million in the loss on the movement in the fair value of embedded derivatives.

As discussed under Item 5B ‘Liquidity and capital resources’, during Fiscal 2011 and 2012, the Group made repayments against the principal amounts outstanding under certain of its debt facilities. Costs and premiums associated with these repayments totaled $63.9 million, including $59.2 million in relation to the tender offer completed in July 2012, $4.5 million of which was capitalized as an increase to deferred financing costs. During both Fiscal 2012 and Fiscal 2011, the cost of debt repayments also included a premium of $3.5 million paid in respect of the 103% call option exercised in full by the Group in relation to the Second Lien Notes.

Pinafore Holdings B.V.

Item 5A

Income tax expense

During Fiscal 2012, the income tax benefit attributable to continuing operations was $71.1 million (Fiscal 2011: $13.5 million) on a loss before tax of $83.9 million (Fiscal 2011: $76.8 million).

Our effective tax rate for Fiscal 2012 was affected by items such as the compensation expense recognized on share-based payments that are not deductible for tax purposes in certain jurisdictions. In addition, a number of discrete tax items further impacted the effective tax rate compared with the statutory tax rates that are applicable in the jurisdictions in which we operate, the primary item being the recognition of deferred tax assets for tax losses that crystalized against gains on the sale of Dexter.

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

Effect of Inflation

Management does not believe that general inflation levels in any of the countries in which it operates have had a material effect on the Company’s financial condition or results of operations during Fiscal 2012, Fiscal 2011, Q4 2010 or 9M 2010. The specific impact of raw material and other input cost inflation is analyzed as part of our discussion of the year-on-year performance of our continuing operations.

Effect of Foreign Currency

The impact of movements in average currency translation rates on our sales and adjusted EBITDA is analyzed as part of our discussion of the year-on-year performance of our continuing operations. For further discussion of the impact of foreign currency exposure, please see Item 11 ‘Quantitative and Qualitative Disclosures about Market Risk’ and Notes 33 and 34F to the Group’s consolidated financial statements.

Analysis by ongoing operating segment

Gates North America (44.7% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011

Sales	1,357.9	1,287.3
Operating expenses	(1,182.9)	(1,129.1)

Operating profit	175.0	158.2

Adjusted EBITDA	312.0	305.3
Adjusted EBITDA margin (%)	23.0%	23.7%

Sales were $1,357.9 million (Fiscal 2011: $1,287.3 million), an increase of 5.5%, or $70.6 million. Sales were higher across all end markets but in particular the automotive OE market, which accounted for 6.1% of Gates NA’s Fiscal 2012 sales and grew by 14.2% due principally to $9.0 million of sales to new automotive OE programs. Sales to the automotive aftermarket (37.4% of Gates NA’s Fiscal 2012 sales) grew by 1.7% and sales

Pinafore Holdings B.V.

Item 5A

to the industrial replacement and OE markets (33.5% and 23.0% of Gates NA’s Fiscal 2012 sales respectively) grew by 6.5% and 8.4% respectively, driven by strong sales of fluid transfer products, particularly in the first half of 2012, and additional sales of $17.0 million from the acquisition of Du-Tex Inc. in October 2011. Overall, changes in volume accounted for $51.0 million of increased sales, with a further $39.3 million attributed to pricing actions. Currency translation rate movements negatively impacted sales by $11.6 million.

Operating expenses in our Gates NA segment totaled $1,182.9 million in Fiscal 2012, compared with $1,129.1 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates NA segment was $834.5 million, compared with $782.9 million in Fiscal 2011. Cost of sales for Fiscal 2012 increased by $43.7 million compared with Fiscal 2011 due to higher volumes (including the impact of acquisitions of $11.5 million), by $15.3 million due to higher raw material and other input costs, particularly carbon black and polymers, and by a further $7.2 million due to labor-related inflation. These increases were somewhat offset by a combination of efficiency improvements and other benefits arising from restructuring projects of $19.2 million.

In addition to the movements in cost of sales, operating expenses for Fiscal 2012 increased by $9.0 million as a result of higher labor-related administrative costs compared with Fiscal 2011, and by a further $5.3 million due to increased warranty expenses, largely relating to updated methods and assumptions for determining the warranty provision. In Fiscal 2012, the compensation expense in respect of share-based incentives was $6.5 million compared with $9.7 million in Fiscal 2011. Restructuring costs in Fiscal 2012 were also lower at $17.8 million compared with $26.8 million for Fiscal 2011, and related principally to costs incurred in relation to the closure of the Charleston plant ($5.6 million) and costs associated with Project Sierra ($5.4 million). An impairment of $2.4 million was recognized by Gates NA in Fiscal 2012 (Fiscal 2011: $0.1 million), also primarily in relation to the Charleston closure.

Our Gates NA segment recognized an operating profit of $175.0 million for Fiscal 2012, compared with an operating profit for Fiscal 2011 of $158.2 million.

Adjusted EBITDA was $312.0 million (Fiscal 2011: $305.3 million), the increase being largely volume-driven. Higher selling prices contributed $40.1 million, but were more than offset by a number of cost increases, including raw material inflation of $12.6 million, higher labor-related costs of $16.2 million and increased warranty costs of $5.3 million. The adjusted EBITDA margin softened to 23.0% in Fiscal 2012 from 23.7% in Fiscal 2011.

Gates EMEA (24.1% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011
Sales	733.4	803.3
Operating expenses	(684.2)	(762.7)

Operating profit	49.2	40.6

Adjusted EBITDA	102.7	103.4
Adjusted EBITDA margin (%)	14.0%	12.9%

Pinafore Holdings B.V.

Item 5A

Sales were $733.4 million (Fiscal 2011: $803.3 million), a decrease of 8.7% or $69.9 million. Adverse movements in currency translation rates and lower volumes accounted for $50.4 million and $19.6 million of the decrease respectively. Sales to all markets declined except for the industrial replacement market, where sales were broadly unchanged. Sales to the industrial OE market (13.9% of Gates EMEA’s Fiscal 2012 sales) declined year-on-year by 8.8% due primarily to the continued weakness in the region’s industrial markets, in addition to the negative exchange rate impact. Sales to the automotive aftermarket, which accounted for 35.2% of Gates EMEA’s Fiscal 2012 sales, declined by 11.3% due to an in-sourcing project that reduced our sales by $19.4 million compared with Fiscal 2011, combined with adverse pricing impacts of $5.7 million compared with Fiscal 2011. Sales to the automotive OE market (24.2% of Gates EMEA’s Fiscal 2012 sales) declined by 13.6% due to lower end market volumes.

Operating expenses in our Gates EMEA segment totaled $684.2 million in Fiscal 2012, compared with $762.7 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates EMEA segment was $486.0 million, compared with $533.5 million in Fiscal 2011. This decrease was due primarily to lower production volumes ($32.3 million) and the benefits of cost-saving initiatives offset ($10.2 million).

In addition to the movements in cost of sales described above, operating expenses for Fiscal 2012 included depreciation and amortization of $47.6 million compared with $50.9 million in Fiscal 2011. Also in Fiscal 2012, restructuring costs were $2.5 million compared with $11.0 million for Fiscal 2011.

Our Gates EMEA segment recognized an operating profit of $49.2 million for Fiscal 2012, compared with an operating profit for Fiscal 2011 of $40.6 million.

Adjusted EBITDA was $102.7 million, broadly flat compared with Fiscal 2011 as higher material costs were largely offset by the benefits of cost-saving initiatives. The disproportionate impact of changes in currency exchange rates on sales compared with costs during Fiscal 2012 resulted in an increase in the adjusted EBITDA margin from 12.9% in Fiscal 2011 to 14.0% in Fiscal 2012.

Gates APAC (22.4% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011
Sales	679.5	708.7
Operating expenses	(622.2)	(636.1)

Operating profit	57.3	72.6

Adjusted EBITDA	125.2	135.2
Adjusted EBITDA margin (%)	18.4%	19.1%

Sales were $679.5 million compared with $708.7 million in Fiscal 2011, a decrease of 4.1%. Sales to all end markets declined, driven by weakening end market conditions, particularly in the industrial OE markets (16.5% of Gates APAC’s Fiscal 2012 sales) to which our Fiscal 2012 sales were down by 10.6% compared with Fiscal 2011. Sales to the industrial replacement markets (22.0% of Gates APAC’s Fiscal 2012 sales) declined by 4.0%, and sales to the automotive aftermarket and OE markets (18.6% and 42.9% of Gates APAC’s Fiscal 2012 sales) declined by 2.5% and 2.2% respectively. Lower volumes accounted for $32.5 million of the decrease in sales,

Pinafore Holdings B.V.

Item 5A

principally in Japan and Korea, offset partially by continued volume growth of $10.3 million in China. Adverse movements in currency translation rates and the negative impact from pricing actions accounted for $5.4 million and $2.8 million respectively.

Operating expenses in our Gates APAC segment totaled $622.2 million in Fiscal 2012, compared with $636.1 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates APAC segment was $450.9 million, compared with $471.2 million Fiscal 2011. Cost of sales for Fiscal 2012 increased by $5.7 million compared with Fiscal 2011 due to higher production volumes, but this was more than offset by benefits of $15.3 million from restructuring and cost-saving initiatives, predominantly Project Sierra.

In addition to the movements in cost of sales described above, operating expenses for Fiscal 2012 included restructuring costs of $5.4 million compared with $3.9 million in Fiscal 2011, primarily relating to Project Sierra, depreciation and amortization costs of $59.1 million (Fiscal 2011: $58.1 million) and an increase in the compensation expense in respect of share-based incentives from $0.5 million in Fiscal 2011 to $3.4 million in Fiscal 2012.

Our Gates APAC segment recognized an operating profit of $57.3 million for Fiscal 2012, compared with an operating profit for Fiscal 2011 of $72.6 million.

Adjusted EBITDA was $125.2 million (Fiscal 2011: $135.2 million), a decrease of $10.0 million, which was driven principally by a combination of lower volumes ($14.7 million) and higher raw material costs of $8.4 million. Offsetting these effects were benefits of $15.3 million arising from restructuring initiatives and other cost-saving projects. The adjusted EBITDA margin accordingly declined from 19.1% in Fiscal 2011 to 18.4% in Fiscal 2012.

Gates South America (5.0% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011
Sales	152.0	156.7
Operating expenses	(152.3)	(165.9)

Operating loss	(0.3)	(9.2)

Adjusted EBITDA	11.5	4.5
Adjusted EBITDA margin (%)	7.6%	2.9%

Sales were $152.0 million compared with $156.7 million in Fiscal 2011, a decrease of 3.0%. Sales were impacted significantly by adverse currency translation rate movements, which decreased Fiscal 2012 sales by $17.3 million compared with Fiscal 2011. Sales to all markets declined, with the exception of the industrial replacement market, which grew by 13.2% as the effect of a reclassification of $14.4 million of sales from the automotive replacement market offset the negative impact of volume changes of $1.8 million. Sales to the industrial OE market (17.7% of Gates SA’s Fiscal 2012 sales) declined by 11.2% due principally to currency movements, particularly the Brazilian Real. Sales to the automotive aftermarket (28.5% of Gates SA’s Fiscal 2012 sales) declined by 2.0%, due principally to the reallocation of sales to the industrial replacement market, partially offset by volume and price increases totaling $3.1 million. Overall, price actions accounted for an increase in sales of $2.1 million, which were more than offset by the impact of lower volumes of $4.0 million.

Pinafore Holdings B.V.

Item 5A

Operating expenses in our Gates SA segment totaled $152.3 million in Fiscal 2012, compared with $165.9 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates SA segment was $118.1 million, compared with $122.4 million in Fiscal 2011. Cost of sales for Fiscal 2012 decreased primarily as a result of the strengthening of local exchange rates against the US dollar, particularly in Brazil and Argentina.

In addition to the movements in cost of sales, operating expenses in Fiscal 2012 were $6.9 million lower than in Fiscal 2011 as a result of legal costs incurred in Fiscal 2011 that did not recur in Fiscal 2012. Restructuring costs were $1.1 million lower in Fiscal 2012 compared with Fiscal 2011, as the latter included severance costs arising on reorganizations within the business, and costs incurred in relation to Project Sierra, that did not recur in Fiscal 2012. Operating expenses also included depreciation and amortization of $9.8 million in Fiscal 2012, down from $11.2 million in Fiscal 2011.

Our Gates SA segment incurred an operating loss of $0.3 million for Fiscal 2012, compared with an operating loss for Fiscal 2011 of $9.2 million.

Adjusted EBITDA was $11.5 million (Fiscal 2011: $4.5 million), an increase of $7.0 million. The adjusted EBITDA margin also rose, from 2.9% in Fiscal 2011 to 7.6% in Fiscal 2012. These improvements were driven by higher selling prices of $2.1 million in Fiscal 2012 compared with Fiscal 2011, and weaker comparatives in Fiscal 2011 due to a combination of operational inefficiencies at certain of our facilities and legal costs that did not recur in Fiscal 2012.

Aquatic (3.8% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated	Fiscal 2012	Fiscal 2011

Sales	114.5	106.3
Operating expenses	(129.7)	(157.8)

Operating loss	(15.2)	(51.5)

Adjusted EBITDA	(6.3)	(4.5)
Adjusted EBITDA margin (%)	(5.5)%	(4.2)%

Sales were $114.5 million (Fiscal 2011: $106.3 million), an increase of 7.7%. Aquatic sells primarily to the US residential construction and remodeling markets, which continued to recover year-on-year.

Operating expenses in our Aquatic segment totaled $129.7 million in Fiscal 2012, compared with $157.8 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Aquatic segment was $73.4 million, compared with $71.9 million in Fiscal 2011. Increases from higher production volumes and raw material cost inflation were largely offset by cost reductions.

In addition to the movements in cost of sales, operating expenses in Fiscal 2012 were impacted by a $7.2 million revision to its product liability provision recognized during the quarter. In light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in Fiscal 2011 in relation to Aquatic, representing the entire goodwill allocated to this segment.

Pinafore Holdings B.V.

Item 5A

Our Aquatic segment incurred an operating loss of $15.2 million for Fiscal 2012, compared with an operating loss for Fiscal 2011 of $51.5 million.

The segment’s adjusted EBITDA loss for Fiscal 2012 was $6.3 million (Fiscal 2011: loss of $4.5 million), driven primarily by the revision to its product liability provision of $7.2 million, which was offset partially by improved sales volumes. As a consequence, the adjusted EBITDA margin dropped to negative 5.5% in Fiscal 2012, compared with negative 4.2% in Fiscal 2011.

Corporate

Corporate reported an operating loss of $88.7 million for Fiscal 2012, compared with an operating loss of $102.4 million for Fiscal 2011. In Fiscal 2012, the compensation expense in respect of share-based incentives was $30.3 million compared with $66.1 million in Fiscal 2011. No restructuring costs were recognized in Fiscal 2012, but costs of $4.1 million were recognized in Fiscal 2011, principally in relation to Project Sierra. These decreases in corporate costs were partially offset by adverse movements in currency exchange rates of $2.5 million. No gain or loss was recognized on disposals in Fiscal 2012, but a gain of $4.8 million was recognized in Fiscal 2011. In addition, Corporate includes a $22.7 million charge in relation to amounts payable to holders of certain options over B Shares in compensation for the adverse impact of the return of capital on the value of those options.

As a result, Corporate incurred an adjusted EBITDA loss of $33.2 million for Fiscal 2012, compared with a loss of $35.9 million for Fiscal 2011.

Discontinued operations

Sensors & Valves

During the second quarter of 2011, management began actively seeking prospective buyers for its Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment. We concluded the disposal of the Schrader businesses on April 27, 2012 for a total consideration of $519.4 million, which included $14.4 million in relation to a non-controlling equity interest in the acquiring entity. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction as the Group had sold this investment on April 12, 2012 to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million, which approximated to its carrying value.

Sensors & Valves’ Fiscal 2012 sales for the period up to the date of disposal were $147.9 million (Fiscal 2011: $450.8 million). Automotive OE sales comprised 79.2% of the Group’s share of Sensors & Valves’ Fiscal 2012 sales, with a further 15.9% of the Fiscal 2012 sales coming from the automotive aftermarket, particularly from North America and Europe.

Adjusted EBITDA for the period up to the date of disposal was $21.8 million (Fiscal 2011: $76.0 million).

Dexter

During the second quarter of 2012, we commenced an active disposal process for our Dexter Axle business. The business comprises the Dexter operating segment and was classified as a discontinued operation during the second quarter of 2012. On November 1, 2012, the Group concluded the sale of Dexter to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of $358.6 million, subject to certain customary post-closing adjustments.

Pinafore Holdings B.V.

Item 5A

Fiscal 2012 sales were $273.3 million for the period up to the date of disposal (Fiscal 2011: $281.4 million). Year-on-year sales to the industrial utility end market were higher during Fiscal 2012 compared with Fiscal 2011 partially set off by higher sales to the residential vehicle end market. Adjusted EBITDA for the period of Fiscal 2012 up to the date of disposal was $44.6 million (Fiscal 2011: $40.5 million).

Air Distribution

On November 9, 2012, the Group sold the businesses comprising its Air Distribution segment to CPPIB, a related party, for a cash consideration of $1,123.1 million, subject to certain customary post-closing adjustments.

Fiscal 2012 sales for the period up to the date of sale were $783.2 million (Fiscal 2011: $882.9 million), the decrease being due principally to the sale of the segment during November 2012. In addition, sales to both the residential construction and non-residential construction refurbishment markets in Fiscal 2012 were lower compared with Fiscal 2011.

Adjusted EBITDA for the period of Fiscal 2012 up to the date of sale was $110.1 million (Fiscal 2011: $104.2 million).

Fiscal 2011 results compared with pro forma Fiscal 2010 results

Unless otherwise indicated, all commentary in this section is for continuing operations.

Effect of the Acquisition

As a result of the Acquisition and the application of purchase accounting, certain of our assets and liabilities were adjusted to their fair values on the date of the Acquisition. These adjusted valuations have resulted in additional depreciation and amortization in the Successor periods. Specifically, an increase in our cost of sales due to the increased carrying value of our property, plant and equipment and an increase in our administrative expenses due to the amortization of our intangible assets. As a result of the Acquisition we have recognized certain intangible assets that we consider have indefinite useful lives and there has been a significant increase in the carrying amount of goodwill compared with the Predecessor periods. Both goodwill and intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing.

Additionally, as discussed below under Item 5B ‘Liquidity and capital resources’ we incurred significant indebtedness in connection with the Acquisition and our total indebtedness and related interest expenses in the Successor periods will be significantly higher than in the Predecessor periods.

Pinafore Holdings B.V.

Item 5A

Group summary

	SUCCESSOR		PREDECESSOR
$ million, unless otherwise stated	Fiscal 2011*	Q4 2010*	9M 2010*	Pro forma adjustments*	Pro forma Fiscal 2010*
Continuing operations
Sales	3,426.4	900.2	2,443.4	—	3,343.6
Cost of sales	(2,288.3)	(733.7)	(1,640.9)	101.2	(2,273.4)

Gross profit	1,138.1	166.5	802.5	101.2	1,070.2
Distribution costs	(373.4)	(100.6)	(269.4)	—	(370.0)
Administrative expenses	(552.0)	(185.4)	(257.6)	(81.2)	(524.2)
Transaction costs	(0.6)	(78.2)	(40.1)	118.0	(0.3)
Impairments	(38.0)	—	—	—	—
Restructuring costs	(38.8)	(3.6)	(8.0)	—	(11.6)
Net gain on disposals and on the exit of businesses	60.8	—	7.1	—	7.1
Share of profit of associates	1.5	1.3	1.3	—	2.6

Operating profit/(loss)	197.6	(200.0)	235.8	138.0	173.8

Interest expense	(334.3)	(89.4)	(67.7)	(198.7)	(355.8)
Investment income	65.4	17.2	44.1	—	61.3
Other finance (expense)/income	(5.5)	(27.1)	(2.7)	55.1	25.3
Net finance costs	(274.4)	(99.3)	(26.3)	(143.6)	(269.2)

(Loss)/profit before tax	(76.8)	(299.3)	209.5	(5.6)	(95.4)
Income tax benefit/(expense)	13.5	21.0	(60.2)	64.8	25.6

(Loss)/profit for the period	(63.3)	(278.3)	149.3	59.2	(69.8)

Adjusted EBITDA	554.6	143.7	387.2	(1.7)	529.2
Adjusted EBITDA margin (%)	16.2%	16.0%	15.8%		15.8%

*	Re-presented for a reclassification within net finance costs and for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Sales

Sales in Fiscal 2011 were $3,426.4 million, compared with sales of $900.2 million in Q4 2010 and $2,443.4 million in 9M 2010. Pro forma sales in Fiscal 2010 were $3,343.6 million. During Fiscal 2011, the Group disposed of four businesses: Stackpole (which comprised the Powertrain segment), Plews, Dexter Chassis and Ideal (which together formed the Other I&A segment). These disposals reduced Fiscal 2011 sales by $217.2 million compared with pro forma Fiscal 2010. In addition, the Group’s continuing sales for Fiscal 2011 benefitted from a positive movement of $92.8 million in average currency exchange rates (particularly the Euro, Canadian dollar and Japanese Yen) compared with pro forma Fiscal 2010. Acquisitions, which included Du-Tex in Fiscal 2011, contributed a further $4.9 million to the improvement in sales in Fiscal 2011 compared with pro forma Fiscal 2010. Excluding these impacts from acquisitions, disposals and currency exchange rate movements, Fiscal 2011 sales from continuing operations were $202.3 million higher than in pro forma Fiscal 2010.

Excluding segments that have been exited, the Group’s ongoing sales in Fiscal 2011 were $3,062.3 million (pro forma Fiscal 2010: $2,797.0 million), an increase of 9.5%. Higher sales volumes during Fiscal 2011

Pinafore Holdings B.V.

Item 5A

accounted for approximately $129 million of the increase in ongoing sales, while higher selling prices across most segments, particularly Gates North America and Air Distribution, contributed approximately a further $43 million to the improvement over pro forma Fiscal 2010.

Gates’ ongoing sales in Fiscal 2011 were 10.4% higher compared with pro forma Fiscal 2010, due mainly to improvements in the industrial OE and replacement markets and the automotive OE markets. Sales to the industrial markets grew by 16.1%, driven by growth in the Gates North America businesses. Sales to the automotive OE markets grew by 9.3%, of which 7.1% was from Europe and China. Sales to the automotive aftermarket increased by 3.4% during Fiscal 2011 compared with pro forma Fiscal 2010, as strong growth in North America was partially offset by a slight weakening in European sales. Aquatic’s sales for Fiscal 2011 were down by $12.5 million compared with pro forma Fiscal 2010 due to the continued weakness in the US residential construction market.

Cost of sales

Cost of sales in Fiscal 2011 was $2,288.3 million, compared with $733.7 million in Q4 2010 and $1,640.9 million in 9M 2010. Pro forma cost of sales for Fiscal 2010 was $2,273.4 million. The increase of 0.7% in cost of sales during Fiscal 2011 compared with pro forma Fiscal 2010 was driven principally by higher production volumes of approximately $85 million, combined with raw material cost increases of approximately $50 million across the Group. The majority of these increases were offset by the reduction in cost of sales as a result of the disposal of businesses during Fiscal 2011.

Gross profit

The gross profit for Fiscal 2011 was $1,138.1 million, compared with $166.5 million in Q4 2010 and $802.5 million in 9M 2010. Pro forma gross profit for Fiscal 2010 was $1,070.2 million. Our gross profit margin for Fiscal 2011 was 33.2%, up from 32.0% in pro forma Fiscal 2010, due principally to higher selling prices which contributed approximately $50 million to gross profit.

Distribution costs

Distribution costs in Fiscal 2011 were $373.4 million, compared with $100.6 million in Q4 2010 and $269.4 million in 9M 2010. Pro forma distribution costs in Fiscal 2010 were $370.0 million. Fiscal 2011 distribution costs as a percentage of sales remained broadly in line with the prior year at 10.9% (pro forma Fiscal 2010: 11.1%).

Administrative expenses

Administrative expenses in Fiscal 2011 were $552.0 million, compared with $185.4 million in Q4 2010 and $257.6 million in 9M 2010. Pro forma administrative expenses in Fiscal 2010 were $524.2 million. The increase in administrative expenses in Fiscal 2011 compared with pro forma Fiscal 2010 was due principally to an increase in the charge relating to share-based incentives ($9.4 million) and an increase in variable operating costs of approximately $11 million.

Transaction costs

Transaction costs of $0.6 million were recognized during Fiscal 2011, including costs of $0.2 million in relation to the acquisition of Du-Tex in October 2011.

Pinafore Holdings B.V.

Item 5A

The Group recognized transaction costs in relation to acquisitions of $78.2 million during Q4 2010 and of $40.1 million during 9M 2010, predominantly in respect of the Acquisition. Pro forma transaction costs for Fiscal 2010 amounted to $0.3 million.

Impairments

During Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in relation to Aquatic, representing the entire goodwill allocated to this segment.

No impairments of long-lived assets were recognized in either Q4 2010 or 9M 2010.

Restructuring costs

Restructuring costs in Fiscal 2011 were $38.8 million principally in relation to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across our businesses. These costs were partially offset by the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division of Stackpole, which comprises the Powertrain operating segment, following the recovery in the demand for its products.

We recognized restructuring costs of $3.6 million during Q4 2010 and $8.0 million during 9M 2010 in connection with a group-wide restructuring project launched in Fiscal 2009 to refocus our manufacturing footprint towards low-cost and high growth regions and within our most efficient facilities. In both periods, the costs related principally to the cessation of certain of Gates North America’s manufacturing facilities in North America, partially offset by gains on various asset disposals.

Net gain on disposals and on the exit of businesses

During Fiscal 2011 we recognized a net gain on the disposal and on the exit of businesses of $60.8 million, principally in relation to the sale in October 2011 of the Ideal business.

No gain or loss on the disposal or exit of businesses was recognized during Q4 2010, however, during 9M 2010, we recognized a net gain of $7.1 million on the disposal of property, plant and equipment, principally as a consequence of the restructuring of Aquatic and the closure of Doors & Windows. Also included within this net gain was an additional loss of $3.3 million on the disposal of a subsidiary that took place in Fiscal 2008 and a loss on the disposal of Hydrolink’s operations in Kazakhstan.

Operating profit

Operating profit in Fiscal 2011 was $197.6 million, compared with a loss of $200.0 million in Q4 2010 and a profit of $235.8 million in 9M 2010. Pro forma operating profit for Fiscal 2010 was $173.8 million.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2011 was $554.6 million, compared with $143.7 million for Q4 2010 and $387.2 million for 9M 2010. Pro forma adjusted EBITDA for Fiscal 2010 was $529.2 million. The disposal of businesses during Fiscal 2011 reduced adjusted EBITDA during Fiscal 2011 by $23.7 million, offset in part by a $17.2 million benefit from movements in average currency exchange rates. Excluding these two factors, and a small contribution in Fiscal 2011 from acquisitions, adjusted EBITDA grew by $29.7 million, including an

Pinafore Holdings B.V.

Item 5A

increase of approximately $40 million from the Group’s higher sales volumes, particularly in North American industrial OE markets. Increases in raw material and other input costs of approximately $55 million were largely offset by an $40 million benefit from higher selling prices.

The adjusted EBITDA margin was up slightly at 16.2%, compared with 15.8% in pro forma Fiscal 2010.

A reconciliation of operating profit or loss to adjusted EBITDA for each of the periods under review and for each of the Group’s continuing segments is presented under the heading ‘Non-GAAP measures’.

Interest expense

The interest expense for Fiscal 2011 was $334.3 million, compared with $89.4 million for Q4 2010 and $67.7 million for 9M 2010. Pro forma interest expense for Fiscal 2010 was $355.8 million. Our interest expense may be analyzed as follows:

	SUCCESSOR		PREDECESSOR
$ million	Fiscal 2011*	Q4 2010*	9M 2010*	Pro forma adjustments	Pro forma Fiscal 2010*
Bank overdrafts	0.7	—	6.0	—	6.0
Term loans	126.7	38.4	—	120.1	158.5
Other bank loans	2.7	—	0.2	1.5	1.7
Second Lien Notes	109.4	27.9	—	83.8	111.7
2011 Notes	6.2	1.9	13.3	(8.5)	6.7
2015 Notes	1.5	3.3	17.2	(18.9)	1.6
Net interest on interest rate swaps	—	—	(19.0)	19.0	—

	247.2	71.5	17.7	197.0	286.2
Finance leases	0.2	—	0.2	—	0.2
Net loss on financial liabilities held at amortized cost	21.2	—	—	—	—
Other	7.4	4.0	4.1	1.7	9.8

	276.0	75.5	22.0	198.7	296.2
Post-employment benefits:
– Interest on benefit obligation	58.3	13.9	45.7	—	59.6

	334.3	89.4	67.7	198.7	355.8

*	Re-presented for a reclassification within net finance costs and for discontinued operations (see notes 3A and 15 to the Group’s consolidated financial statements)

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

Pinafore Holdings B.V.

Item 5A

When it was acquired, Tomkins had the following Medium Term Notes outstanding under a Euro Medium Term Note Programme: £150 million 8% 2011 Notes; and £250 million 6.125% 2015 Notes. During Q4 2010, as a result of our tender offer and the triggering of a put option held by the lenders, the principal amount outstanding on the 2011 Notes was reduced from £150.0 million to £107.0 million and the principal amount outstanding on the 2015 Notes was reduced from £250.0 million to £17.2 million. The impact on interest expense of these payments is included in the pro forma adjustments above, as explained in ‘Unaudited pro forma financial information’ included at the end of Item 5A. During Fiscal 2011, a further £4.9 million of the 2011 Notes and £4.0 million of the 2015 Notes were repaid, and, on December 20, 2011, the 2011 Notes were repaid in full on their maturity. As a result of these transactions, the interest expense in relation to the 2011 Notes and the 2015 Notes decreased to $7.7 million in Fiscal 2011 compared with a pro forma interest expense of $8.3 million in Fiscal 2010.

As discussed further in the ‘Borrowings’ section of Item 5B ‘Liquidity and capital resources’, during Fiscal 2011, the Group redeemed $115.0 million under its Second Lien Notes and, as a result of the disposals in Fiscal 2011 of the Stackpole, Dexter Chassis and Ideal businesses, the Group repaid $187.1 million under the Group’s senior secured credit facilities. As a result of these debt reductions a loss of $7.4 million was recognized in respect of the Second Lien Notes and a loss of $13.8 million was recognized in respect of the term loans. These losses represent the accelerated amortization of the deferred costs included in the amortized cost of the debt.

In Fiscal 2011, interest on the benefit obligations of our defined benefit and post-employment heath care plans was $58.3 million, $1.3 million lower than in Fiscal 2010 due primarily to a decrease in the discount rates used in the actuarial valuations.

Investment income

Investment income for Fiscal 2011 was $65.4 million, compared with $17.2 million for Q4 2010 and $44.1 million for 9M 2010. Pro forma investment income for Fiscal 2010 was $61.3 million. The increase in investment income during Fiscal 2011 compared with pro forma Fiscal 2010 was due primarily to the effect during the period of the higher value of plan assets, partially offset by the lower expected return percentage on those assets at the beginning of Fiscal 2011 compared with at the beginning of Fiscal 2010. Investment income may be analyzed as follows:

	SUCCESSOR		PREDECESSOR
$ million	Fiscal 2011*	Q4 2010*	9M 2010*	Pro forma adjustments	Pro forma Fiscal 2010*
Bank deposits	3.5	1.3	2.2	—	3.5
Other	1.2	1.1	1.1	—	2.2

	4.7	2.4	3.3	—	5.7
Post-employment benefits:				—
– Expected return on plan assets	60.7	14.8	40.8	—	55.6

	65.4	17.2	44.1	—	61.3

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 5A

Other finance (expense)/income

Other finance expense for Fiscal 2011 was $5.5 million, compared with $27.1 million for Q4 2010 and $2.7 million for 9M 2010. Pro forma interest income for Fiscal 2010 was $25.3 million. Our other finance (expense)/income may be analyzed as follows:

	SUCCESSOR		PREDECESSOR
$ million	Fiscal 2011*	Q4 2010	9M 2010	Pro forma adjustments	Pro forma Fiscal 2010
Loss on derivatives held for hedging purposes	—	—	(1.7)	1.7	—
(Loss)/gain on embedded derivatives	(7.5)	22.9	—	—	22.9
Translation gain/(loss) on hedging instruments	4.6	(1.5)	(1.0)	4.9	2.4
Costs incurred on the prepayment of borrowings	(3.8)	(0.9)	—	0.9	—
Gain on early settlement of loan note receivable	1.2	—	—	—	—
Translation loss on the Acquisition	—	(47.6)	—	47.6	—

	(5.5)	(27.1)	(2.7)	55.1	25.3

*	Re-presented for a reclassification within net finance costs (see note 3A to the Group’s consolidated financial statements)

The increase during Fiscal 2011 compared with pro forma Fiscal 2010 was principally attributable to the movement of $30.4 million in the fair value of embedded derivatives.

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

Income tax expense

During the Fiscal 2011, the income tax benefit attributable to continuing operations was $13.5 million (Q4 2010: benefit of $21.0 million; 9M 2010: expense of $60.2 million) on a loss before tax of $76.8 million (Q4 2010: loss

Pinafore Holdings B.V.

Item 5A

before tax of $299.3 million; 9M 2010: profit before tax of $209.5 million). Pro forma income tax benefit was $25.6 million on a loss before tax of $95.4 million.

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

Gates North America (42.0% of the Group’s Fiscal 2011 ongoing sales)

	SUCCESSOR		PREDECESSOR			Fiscal 2011 vs pro forma Fiscal 2010 % change
$ million, unless otherwise stated	Fiscal 2011	Q4 2010	9M 2010	Pro forma adjustments	Pro forma Fiscal 2010
Sales	1,287.3	308.4	844.4	—	1,152.8	11.7%
Operating expenses	(1,129.1)	(329.8)	(663.5)	(1.3)	(994.6)

Operating profit/(loss)	158.2	(21.4)	180.9	(1.3)	158.2

Adjusted EBITDA	305.3	71.1	209.3	0.1	280.5
Adjusted EBITDA margin (%)	23.7%	23.1%	24.8%		24.3%

Sales were $1,287.3 million (pro forma Fiscal 2010: $1,152.8 million), an increase of 11.7%, or $134.5 million. Sales were higher principally due to the strengthening of the industrial replacement and OE markets (33.2% and 22.3% of Gates NA’s Fiscal 2011 sales, respectively) which increased year-on-year by 12.5% and 31.8%, respectively. Sales to the Automotive aftermarket (38.8% of Gates NA’s Fiscal 2011 sales) grew by 2.3% principally due to strong sales in the early part of the year, offset by the impact of some destocking by customers towards the end of the year. Sales to the automotive OE markets (5.6% of Gates NA’s Fiscal 2011 sales) were up by 9.9% following the recovery in this end market. Overall, volume increases accounted for $90.1 million of increased sales, with a further $37.0 million attributed to pricing increases. Foreign exchange movements accounted for a further $11.0 million.

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

Gates EMEA (26.2% of the Group’s Fiscal 2011 ongoing sales)

	SUCCESSOR		PREDECESSOR			Fiscal 2011 vs pro forma Fiscal 2010 % change
$ million, unless otherwise stated	Fiscal 2011	Q4 2010	9M 2010	Pro forma adjustments	Pro forma Fiscal 2010
Sales	803.3	205.4	541.8	—	747.2	7.5%
Operating expenses	(762.7)	(236.3)	(513.9)	13.7	(736.5)

Operating profit/(loss)	40.6	(30.9)	27.9	13.7	10.7

Adjusted EBITDA	103.4	19.2	54.4	0.2	73.8
Adjusted EBITDA margin (%)	12.9%	9.3%	10.0%		9.9%

Sales were $803.3 million (pro forma Fiscal 2010: $747.2 million), an increase of 7.5%. Sales to the industrial replacement and OE markets (24.4% and 13.9% respectively of Gates EMEA’s Fiscal 2011 sales) were up year-on-year by 8.4% and 19.8% respectively, due to the continued recovery in the region’s industrial markets. Sales to the automotive aftermarket, which accounted for 36.2% of Gates EMEA’s sales, declined by 2.2% mainly as a result of an in-sourcing project reducing our sales value by $21.9 million, partially offset by favorable movements in currency exchange rates of $12.9 million and sales of new products and to new customers accounting for $6.8 million. Sales to the automotive OE market, which accounted for 25.5% of Gates EMEA’s Fiscal 2011 sales, were up by 16.5% due to the commencement of sales to a new engine platform during the year ($14.3 million), combined with favorable movements in currency exchange rates ($6.3 million). Overall, Gates EMEA sales were higher mainly due to positive movements in currency exchange rates of $34.9 million and higher volumes of $21.1 million.

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

Pinafore Holdings B.V.

Item 5A

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

Gates APAC (23.2% of the Group’s Fiscal 2011 ongoing sales)

	SUCCESSOR		PREDECESSOR			Fiscal 2011 vs pro forma Fiscal 2010 % change
$ million, unless otherwise stated	Fiscal 2011	Q4 2010	9M 2010	Pro forma adjustments	Pro forma Fiscal 2010
Sales	708.7	183.1	447.9	—	631.0	12.3%
Operating expenses	(636.1)	(191.9)	(373.5)	8.5	(556.9)

Operating profit/(loss)	72.6	(8.8)	74.4	8.5	74.1

Adjusted EBITDA	135.2	37.4	93.8	—	131.2
Adjusted EBITDA margin (%)	19.1%	20.4%	20.9%		20.8%

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

Fiscal 2011 cost of sales in our Gates APAC segment was $471.2 million, compared with $142.8 million in Q4 2010 and $282.9 million in 9M 2010. Pro forma cost of sales for Fiscal 2010 was $400.9 million. Cost of

Pinafore Holdings B.V.

Item 5A

sales for Fiscal 2011 increased by approximately $29 million compared with pro forma Fiscal 2010 due to higher production volumes and by a further $5 million as a result of higher raw material costs. These increases were partially offset by efficiency improvements and other benefits arising from restructuring projects of approximately $7 million.

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

Gates South America (5.1% of the Group’s Fiscal 2011 ongoing sales)

	SUCCESSOR		PREDECESSOR			Fiscal 2011 vs pro forma Fiscal 2010 % change
$ million, unless otherwise stated	Fiscal 2011	Q4 2010	9M 2010	Pro forma adjustments	Pro forma Fiscal 2010
Sales	156.7	37.7	109.5	—	147.2	6.5%
Operating expenses	(165.9)	(43.8)	(96.6)	0.3	(140.1)

Operating (loss)/profit	(9.2)	(6.1)	12.9	0.3	7.1

Adjusted EBITDA	4.5	3.1	16.2	—	19.3
Adjusted EBITDA margin (%)	2.9%	8.2%	14.8%		13.1%

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

Aquatic (3.5% of the Group’s Fiscal 2011 ongoing sales)

	SUCCESSOR		PREDECESSOR			Fiscal 2011 vs pro forma Fiscal 2010 % change
$ million, unless otherwise stated	Fiscal 2011	Q4 2010	9M 2010	Pro forma adjustments	Pro forma Fiscal 2010
Sales	106.3	27.1	91.7	—	118.8	(10.5)%
Operating expenses	(157.8)	(31.5)	(95.8)	(2.5)	(129.8)

Operating loss	(51.5)	(4.4)	(4.1)	(2.5)	(11.0)

Adjusted EBITDA	(4.5)	(1.2)	(1.7)	—	(2.9)
Adjusted EBITDA margin (%)	(4.2)%	(4.4)%	(1.9)%		(2.4)%

Sales were $106.3 million (pro forma Fiscal 2010: $118.8 million), a decrease of 10.5%. Aquatic sells primarily to the US residential construction and remodeling markets, which have continued to be weak year-on-year.

Operating expenses in our Aquatic segment totaled $157.8 million in Fiscal 2011, compared with $31.5 million in Q4 2010 and $95.8 million in 9M 2010. Pro forma operating expenses for Fiscal 2010 were $129.8 million. The principal component of operating expenses was cost of sales.

Fiscal 2011 cost of sales in our Aquatic segment was $71.9 million, compared with $18.0 million in Q4 2010 and $57.9 million in 9M 2010. Pro forma cost of sales for Fiscal 2010 was $76.9 million. Cost of sales for Fiscal 2011 increased by approximately $6 million compared with pro forma Fiscal 2010 due to higher raw material costs, but this was more than offset by the impact of decreased production volumes of approximately $8 million and efficiency improvements and other benefits arising from restructuring projects of approximately $4 million.

Pinafore Holdings B.V.

Item 5A

In addition to the movements in cost of sales, operating expenses in Fiscal 2011 were reduced by further efficiency and cost improvements of approximately $5 million. Depreciation and amortization amounted to $9.2 million in Fiscal 2011 compared with $10.7 million in pro forma Fiscal 2010. During Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, Aquatic recognized an impairment of $36.9 million, representing the entire goodwill allocated to this segment. While there was no gain on the disposal or exit of businesses in Fiscal 2011, a gain of $3.2 million was recognized in Fiscal 2010.

Our Aquatic segment incurred an operating loss of $51.5 million for Fiscal 2011, compared with an operating loss for Q4 2010 of $4.4 million and an operating loss of $4.1 million for 9M 2010. Pro forma operating loss for Fiscal 2010 was $11.0 million.

The segment’s adjusted EBITDA loss for Fiscal 2011 was $4.5 million (Q4 2010: loss of $1.2 million; 9M 2010: loss of $1.7 million), compared with a pro forma loss of $2.9 million in Fiscal 2010, primarily driven by the declining volumes of approximately $8 million and higher raw material costs of $6 million, partially offset by efficiency improvements and other benefits arising from restructuring projects of approximately $9 million and pricing benefits of approximately $4 million. As a consequence, the adjusted EBITDA margin slipped to negative 4.2% in Fiscal 2011, compared with negative 2.4% in pro forma Fiscal 2010.

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

Sensors & Valves

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

Dexter

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

Adjusted EBITDA was $40.5 million (Q4 2010: $7.5 million; 9M 2010: $31.2 million), compared with a pro forma adjusted EBITDA in Fiscal 2010 of $38.7 million, an increase of $1.8 million as the impact of higher volumes drove the majority of the growth in adjusted EBITDA during Fiscal 2011. The adjusted EBITDA margin was 14.4% in Fiscal 2011 (pro forma Fiscal 2010: 15.8%).

Air Distribution

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

Pinafore Holdings B.V.

Item 5A

Basis of preparation

The unaudited pro forma financial information comprises the unaudited pro forma condensed consolidated income statements of the Company for Fiscal 2010, which is based on the consolidated income statement of the Predecessor for 9M 2010 and on the consolidated income statement of the Successor for Q4 2010 that are included elsewhere in this Report. This pro forma financial information is presented for the purposes of facilitating the discussion in Item 5A ‘Operating results’.

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

The unaudited pro forma financial information is presented solely for informational purposes and is not intended to represent or be indicative of the consolidated income statement of the Company had the Events been completed as of January 3, 2010, nor is it necessarily indicative of future results. The unaudited pro forma financial information should be read in conjunction with Item 5A ‘Operating results’ and the Group’s consolidated financial statements included elsewhere in this Report.

The unaudited pro forma adjustments do not reflect any other transactions since January 3, 2010.

Pinafore Holdings B.V.

Item 5A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

Year Ended December 31, 2010

	SUCCESSOR	PREDECESSOR	Pro forma adjustments								Pro forma
	Q4 2010* $ million	9M 2010* $ million	Acquisition accounting adjustments* $ million		Draw-down of new debt $ million		Repayment of Tomkins debt $ million		Other $ million		Fiscal 2010* $ million
Continuing operations
Sales	900.2	2,443.4	—		—		—		—		3,343.6
Cost of sales	(733.7)	(1,640.9)	103.9	(A)	—		—		—		(2,270.7)

Gross profit	166.5	802.5	103.9		—		—		—		1,072.9
Distribution costs	(100.6)	(269.4)	—		—		—		—		(370.0)
Administrative expenses	(185.4)	(257.6)	(78.9	) (A),(B)	—		—		(2.4	) (F)	(524.3)
Transaction costs	(78.2)	(40.1)	118.0	(B)	—		—		—		(0.3)
Restructuring costs	(3.6)	(8.0)	—		—		—		—		(11.6)
Net gain on disposals and on the exit of businesses	—	7.1	—		—		—		—		7.1
Share of profit of associates	1.3	1.3	—		—		—		—		2.6

Operating (loss)/profit	(200.0)	235.8	143.0		—		—		(2.4)		176.4

Interest expense	(89.4)	(67.7)	—		(208.7	) (C)	10.0	(D)	—		(355.8)
Investment income	17.2	44.1	—		—		—		—		61.3
Other finance (expense)/income	(27.1)	(2.7)	47.6	(B)	—		7.5	(E)	—		25.3
Net finance (costs)/income	(99.3)	(26.3)	47.6		(208.7)		17.5		—		(269.2)

(Loss)/profit before tax	(299.3)	209.5	190.6		(208.7)		17.5		(2.4)		(92.8)
Income tax benefit/(expense)	21.0	(60.2)	(8.7	) (G)	72.6	(G)	—		—		24.7

(Loss)/profit for the period from continuing operations	(278.3)	149.3	181.9		(136.1)		17.5		(2.4)		(68.1)

Discontinued operations
Profit/(loss) for the period from discontinued operations	8.1	94.3	(5.0	) (H)	—		—		—		97.4

(Loss)/profit for the period	(270.2)	243.6	176.9		(136.1)		17.5		(2.4)		29.3

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

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

Cost of sales

Pro forma cost of sales for Fiscal 2010 has been increased by $31.2 million to reflect the additional depreciation expense that would have been recognized during 9M 2010 on the fair value uplift to the carrying amount of the property, plant and equipment held by Tomkins. The adjustment relating to discontinued operations was $9.4 million in 9M 2010.

As a result of accounting for the Acquisition, the carrying amount of the inventory held by Tomkins was uplifted by $144.2 million, of which $18.5 million related to discontinued operations. As this inventory was sold by our businesses during Q4 2010, the effect of the uplift was a non-recurring increase of $144.2 million to cost of sales during Q4 2010 which has therefore been reversed in arriving at pro forma cost of sales for Fiscal 2010.

Pro forma Fiscal 2010* $ million
Additional depreciation expense	(31.2)
Reversal of fair value uplift to inventory	144.2

Adjustment to cost of sales	113.0

Continuing operations	103.9
Discontinued operations	9.1

113.0

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Administrative expenses

Pro forma administrative expenses for Fiscal 2010 have been increased by $108.2 million, of which $89.5 million relates to continuing operations and $18.7 million relates to discontinued operations, principally to reflect the additional amortization expense that would have been recognized during 9M 2010 on the fair value uplift to the carrying amount of the identifiable intangible assets held by Tomkins on the date of the Acquisition.

(B) Costs relating to the Acquisition

Administrative expenses

During the third quarter of 2010, the Predecessor recognized an accelerated compensation expense of $10.6 million in its continuing operations and a further $2.9 million in its discontinued operations, in respect of the early vesting of certain of its employee share schemes as a consequence of the Acquisition. As there is no continuing impact on the Company, the additional compensation expense has been reversed as a pro forma adjustment in Fiscal 2010.

Pinafore Holdings B.V.

Item 5A

Transaction costs

Costs recognized by continuing operations in relation to the Acquisition during the second, third and fourth quarters of 2010 amounted to $118.0 million. In 9M 2010, a further $1.1 million of Acquisition-related transaction costs were recognized in discontinued operations. As there is no continuing impact on the Company, all of these transaction costs have been reversed as pro forma adjustments in Fiscal 2010.

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

Pinafore Holdings B.V.

Item 5A

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

Pinafore Holdings B.V.

Item 5A

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

Pinafore Holdings B.V.

Item 5A

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

(E) Adjustment to Other Finance (Expense)/Income

Hedge ineffectiveness

Prior to the Acquisition, Tomkins had as fair value hedges in relation to the 2011 Notes and the 2015 Notes the interest rate swaps that it held to swap the interest payable on the notes from fixed to floating interest rates. During 9M 2010, Tomkins recognized a net loss of $1.7 million in other finance (expense)/income because there was deemed to be ineffectiveness in the hedging relationship for accounting purposes. Included in this net loss was a net gain of $2.5 million in the first half of 2010. We have eliminated these gains and losses from other finance (expense)/income because the interest rate swaps were sold by Tomkins in anticipation of the Events.

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

Pinafore Holdings B.V.

Item 5A

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

(H) Discontinued operations

The impact of the pro forma adjustments on discontinued operations may be summarized as follows:

Fiscal 2010* $ million
Cost of sales:
– Additional depreciation expense	(9.4)
– Reversal of fair value uplift to inventory	18.5

9.1
Administration expenses:
– Additional depreciation expense	(1.5)
– Additional amortization expense	(17.6)
– Fair value adjustments to lease contracts	0.4
– Accelerated compensation expense in respect of the early vesting of employee share schemes	2.9

(15.8)
Transaction costs	1.1

Total pre-tax adjustments in relation to discontinued operations	(5.6)
Pro forma tax adjustment	0.6

(5.0)

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

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

An analysis of our exposure to liquidity risk, credit risk and market risk is presented in note 34 to the Group’s consolidated financial statements presented elsewhere in this Report.

Pinafore Holdings B.V.

Item 5B

Cash flow

Cash generated from operations was $514.2 million in Fiscal 2012 compared with $611.0 million in Fiscal 2011. Operating cash flow before movements in working capital was $595.7 million compared with $635.4 million in Fiscal 2011, a decrease of $39.7 million that was due largely to the impact of disposals during Fiscal 2011 and Fiscal 2012 on the Group’s profitability as measured by adjusted EBITDA. Movements in working capital during Fiscal 2012 gave rise to a further decrease of $57.1 million in cash generated from operations compared with Fiscal 2011.

Cash outflow on restructurings was $19.5 million (Fiscal 2011: $43.7 million), net of proceeds on related asset sales of $7.3 million (Fiscal 2011: $14.7 million). These costs related primarily to Project Sierra.

Gross capital expenditure was $109.8 million (Fiscal 2011: $116.2 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $107.9 million (Fiscal 2010: $113.4 million).

During the year, the Group’s net debt decreased by $843.2 million from $2,324.8 million in Fiscal 2011 to $1,481.6 million in Fiscal 2012. Cash proceeds of $1,947.3 million from the disposal of businesses during Fiscal 2012 were used to fund the return of capital of $1,161.9 million and a related $22.7 million compensation payment made to management for the adverse impact of the return of capital on certain share-based incentive awards. As at December 31, 2012, $1.3 million of this compensation payment had not yet been paid.

Controllable operating cash generated in Fiscal 2012 was $502.1 million, a decrease of $134.0 million comp ared with Fiscal 2011 due to the decrease in adjusted EBITDA of $87.8 million as a result of the disposal of businesses in Fiscal 2011 and Fiscal 2012. In addition, cash outflows from changes in working capital and provisions were $50.6 million higher in Fiscal 2012 compared with Fiscal 2011, driven by an increase in trade and other receivables.

The Group paid net cash interest of $157.5 million, down from $213.2 million in Fiscal 2011 as a result of the prepayments made against borrowings during Fiscal 2011 and Fiscal 2012. The prepayments made during Fiscal 2012 attracted premiums of $62.6 million (Fiscal 2011: $3.8 million), primarily in relation to the $475 million Second Lien Note tender offer completed in July 2012. Financing costs paid in Fiscal 2012 were $31.1 million lower compared with Fiscal 2011 as the latter period included $23.4 million incurred in relation to the re-pricing of Term Loan A and Term Loan B in February 2011.

Contributions paid to post-employment benefit plans reduced in Fiscal 2012 compared with Fiscal 2011, primarily because of a one-off payment of $18 million made to UK pension plans in January 2011 in connection with the acquisition of Tomkins. Also during Fiscal 2012, cash dividends of $45.6 million (Fiscal 2011: $64.4 million) were paid to minority shareholders (primarily Nitta Corporation).

Pinafore Holdings B.V.

Item 5B

The table below shows the movements in net debt:

$ million	Fiscal 2012	Fiscal 2011
Opening net debt	(2,324.8)	(2,865.0)

Controllable operating cash flows
Adjusted EBITDA	687.5	775.3
Change in working capital and provisions	(77.5)	(26.9)
Capital expenditure	(109.8)	(116.2)
Asset disposals	1.9	2.8
Other movements	—	1.1

	502.1	636.1
Restructuring cash flows
Restructuring cash outflows	(26.8)	(58.4)
Proceeds on asset disposals arising on restructuring	7.3	14.7

	(19.5)	(43.7)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(157.5)	(213.2)
Premium on redemption of borrowings	(62.6)	(3.8)
Financing costs paid	(5.8)	(36.9)
Post-employment benefit funding in excess of income statement movement	(48.3)	(76.9)
Net tax paid	(76.2)	(89.1)

	(350.4)	(419.9)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	1,939.5	428.6

Total cash flows before distributions	2,071.7	601.1

Dividends paid to minority shareholders in subsidiaries	(45.6)	(64.4)
Return of capital and related compensation payment to management	(1,183.3)	—
Foreign currency movements	1.8	3.5
Non-cash movements in net debt	(1.4)	—

Closing net debt	(1,481.6)	(2,324.8)

A reconciliation of the above table to the consolidated cash flow statement is presented under ‘Non-GAAP measures’.

Borrowings

As at December 31, 2012, the Group’s borrowings principally consisted of two term loans under the senior secured credit facilities and the Second Lien Notes that were used to finance the Acquisition.

Pinafore Holdings B.V.

Item 5B

The Group’s borrowings as at December 31, 2012 may be analyzed as follows:

	Carrying amount		Principal amount
$ million	As at December 31, 2012	As at December 31, 2011	As at December 31, 2012	As at December 31, 2011
Bank overdrafts	2.9	5.5	2.9	5.5

Bank and other loans:
– Secured
Term Loan A	92.1	223.4	98.7	238.1
Term Loan B	1,241.3	1,398.3	1,344.2	1,503.7
Second Lien Notes	432.1	994.4	445.0	1,035.0

	1,765.5	2,616.1	1,887.9	2,776.8

– Unsecured
2015 Notes	21.7	20.8	21.3	20.4
Other borrowings	12.4	17.2	12.4	17.2

	34.1	38.0	33.7	37.6

	1,802.5	2,659.6	1,924.5	2,819.9

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 30 to the Group’s consolidated financial statements.

Repayment of debt – Term Loans

Contractual payments

During Fiscal 2012, the Group made contractual quarterly amortization payments of $16.8 million (Fiscal 2011: $28.3 million) against Term Loan A and $14.6 million (Fiscal 2011: $16.1 million) against Term Loan B.

Prepayments using disposal proceeds

As a consequence of the disposal of the Schrader businesses in April 2012, and the Air Distribution and Dexter businesses in November 2012, the Group was required to make an offer to prepay a portion of the term loans to the extent of the net cash proceeds received from the sale, after certain adjustments as determined under the credit agreement. As a result, on May 11, 2012, the Group prepaid $22.5 million against Term Loan A and $54.1 million against Term Loan B, and on December 14, 2012, $13.5 million against Term Loan A and $81.4 million against Term Loan B.

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

Other repayments made against the term loans

On August 17, 2012 and November 9, 2012, further offers to the lenders were made, for which aggregate acceptances to the value of $1.6 million and $9.4 million were received and paid in respect of Term Loan A and Term Loan B respectively.

Pinafore Holdings B.V.

Item 5B

On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

Repayment of debt – Second Lien Notes

Tender offer

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

Redemption of Second Lien Notes

In accordance with the terms of our Second Lien Notes, prior to October 1, 2013, but not more than once in any 12-month period, the Group may redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount plus accrued and unpaid interest up to but not including the redemption date.

On July 24, 2012, we gave notice to the holders of the Second Lien Notes of our intention to exercise this option. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2012.

We issued a similar notice for the full exercise of this option on August 3, 2011, which became effective on September 2, 2011. Accrued interest of $4.3 million was paid on the $115.0 million notes redeemed.

In both years, the redemption premium of $3.5 million has been recognized in other finance expense.

As at December 31, 2012, the principal amount outstanding under the Second Lien Notes was $445.0 million (December 31, 2011: $1,035.0 million).

Re-pricing of the senior secured facilities

Borrowings under the senior secured credit facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors. On inception of the facilities, the applicable margin for Term Loan B was 4.5% per annum for LIBOR and 3.5% per annum for base rate. The applicable margin for Term Loan A and the revolving credit facility was between 3.75% and 4.25% per annum for LIBOR and 2.75% and 3.25% per annum for base rate depending on a total leverage to EBITDA ratio. LIBOR was subject to a 1.75% floor and base rate was subject to a 2.75% floor.

Effective February 17, 2011, the Group agreed with the providers of the senior secured credit facilities a re-pricing of Term Loan A and Term Loan B and amendments to certain of the covenants attaching to the facilities. For both term loans, the applicable margin for LIBOR was reduced to 3.0% per annum, subject to a 1.25% floor, and the applicable margin for base rate was reduced to 2.0% per annum, subject to a 2.25% floor. Management considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $23.4 million and the decrease of $18.1 million in the interest rate floor liability as adjustments to the carrying amounts of the borrowings outstanding under the facilities.

Pinafore Holdings B.V.

Item 5B

During January 2013, the Group reached an agreement with the providers of the senior secured credit facilities for a further re-pricing of the term loans. For both term loans, the applicable margin for LIBOR was reduced to 2.75% per annum, subject to a 1.0% floor, and the applicable margin for base rate was reduced to 1.75% per annum, subject to a 2.0% floor.

Other amendments

Credit agreement governing the senior secured credit facilities

During September 2012, the Group agreed with the providers of the senior secured credit facilities amendments to the credit agreement, primarily in relation to the exemption from certain restrictions that would otherwise have inhibited the disposal of the Dexter and Air Distribution businesses. The costs of $3.5 million associated with these revisions are included in the other finance expense line in the income statement.

During the second quarter of 2011, the Group had also agreed amendments to the credit agreement, primarily an increase in the value of permitted prepayments of junior debt outstanding under other facilities. The costs of $3.2 million associated with these revisions were recognized as adjustments to the carrying amounts of the borrowings outstanding under the senior secured credit facilities.

Indenture governing the Second Lien Notes

In conjunction with the tender offer detailed above, consent was sought from the holders of the Second Lien Notes for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. A premium was paid to consenting holders, which totaled $4.5 million. This premium was recognized as an adjustment to the carrying amount of the Second Lien Notes.

Borrowing headroom

As at December 31, 2012, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $55.6 million. Also, the Group had drawn $2.9 million against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $32.0 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $209.5 million, in addition to cash balances of $445.5 million (including collateralized cash of $14.2 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the senior secured credit facilities including two principal financial covenants as defined in the credit agreement that were tested for the first time for the period ended December 31, 2010. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the covenant test period ended December 31, 2012, the ratio was 3.45 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the covenant test period ended December 31, 2012, the ratio was 3.48 times).

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

Pinafore Holdings B.V.

Item 5B

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

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the quality of the institutions that hold our deposits. As at December 31, 2012 94% of our cash balances were held with institutions rated at least A-1 by Standard & Poor’s and P-1 by Moody’s.

As at December 31, 2012, our total cash and investments were $445.5 million (including collateralized cash), compared with $497.7 million as at December 31, 2011, of which $364.1 million (December 31, 2011: $420.8 million) was interest-earning. All interest-earning deposits attract interest at floating rates. Of the total cash and investments balance, $231.7 million (December 31, 2011: $256.0 million) was invested in short-term deposits by our Treasury department, $14.2 million (December 31, 2011: $17.7 million) comprised collateralized cash, primarily $11.7 million (December 31, 2011: $15.5 million) held in escrow as security for the outstanding Loan Note Alternatives, $4.3 million of which were repaid during Fiscal 2012. A further $88.7 million (December 31, 2011: $102.3 million) of the total cash and investments balance was held in our non-wholly owned Asian subsidiaries, down compared with the prior year end primarily due to the payment in Fiscal 2012 of dividends of $45.6 million. The remaining $110.9 million (December 31, 2011: $121.7 million) of the total cash and investments balance was held in centrally-controlled pooling arrangements and with local operating companies. As at December 31, 2012, $253.6 million (December 31, 2011: $283.8 million) of our cash balance was under the direct control of the Group Treasury.

Interest earned on bank deposits during Fiscal 2012 was $2.4 million (Fiscal 2011: $3.6 million) and as at December 31, 2012, the weighted average interest rate on interest-earning cash balances was 0.5% (December 31, 2011: 0.5%).

Other Assets and Liabilities

Intangible Assets

Goodwill

As at December 31, 2012, the carrying amount of goodwill was $1,326.1 million compared with $1,670.2 million as at December 31, 2011, which included $84.8 million classified as assets held for sale in respect of the Sensors & Valves operating segment. The majority of the goodwill was recognized on the acquisition of Tomkins in September 2010 and is principally attributable to expected future opportunities to improve sales and margins by further developing Tomkins’ product range and service capabilities (with an emphasis on the growing markets for energy-efficient and environmentally-friendly products), extending the Group’s global presence by further

Pinafore Holdings B.V.

Item 5B

penetrating markets in the emerging economies, and by pursuing performance improvement initiatives. All of the goodwill recognized as at December 31, 2012 is allocated to Gates.

Further details on the accounting for Acquisition are provided in note 41 to the Group’s consolidated financial statements.

During Fiscal 2012, the Group transferred $268.2 million of goodwill to assets held for sale and further reduced goodwill by $13.6 million on finalization of the purchase accounting for Du-Tex, Inc., which was acquired in October 2011.

In Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in relation to Aquatic, representing the entire goodwill allocated to this segment.

Other intangible assets

As at December 31, 2011, the carrying amount of other intangible assets was $1,931.2 million. During Fiscal 2012, we recognized additions of $5.5 million in respect of computer software, and incurred amortization of $136.0 million. The finalization of the purchase accounting in relation to the acquisition of Du-Tex Inc. resulted in the recognition during Fiscal 2012 of an additional customer relationship intangible asset of $14.2 million. As a result of the decision to dispose of the Dexter and Air Distribution businesses, intangible assets associated with those businesses with a carrying value of $367.1 million were transferred to assets held for sale during the year. As at December 31, 2012, the carrying amount of other intangible assets was $1,450.6 million.

Property, plant and equipment

As at December 31, 2012, the carrying amount of property, plant and equipment was $693.2 million (December 31, 2011: $902.9 million), including $2.9 million (December 31, 2011: $3.0 million) held under finance leases. During Fiscal 2012, we recognized additions of $88.5 million and incurred a depreciation expense of $133.2 million. Property, plant and equipment with a carrying value of $167.6 million relating to the Dexter and Air Distribution businesses was transferred to assets held for sale during the year.

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

As at December 31, 2012, the present value of the benefit obligation was $1,160.4 million (December 31, 2011: $1,136.4 million). Excluding the effects of currency exchange rate changes, the obligation increased by $6.1 million during Fiscal 2012. As at December 31, 2012, the fair value of the plan assets was $1,116.5 million

Pinafore Holdings B.V.

Item 5B

(December 31, 2011: $1,134.7 million). Excluding currency exchange rate changes and the impact of plans disposed of with the businesses sold, the value of plan assets increased by $62.6 million during Fiscal 2012. This was driven by actual returns on plan assets of $106.9 million and contributions by the Group of $39.2 million, offset by benefits paid of $83.5 million. On an actuarial basis, the net deficit in the plan was $43.9 million (December 31, 2011: $1.7 million) but, for accounting purposes, we were unable to recognize surpluses on certain of the plans amounting to $30.3 million (December 31, 2011: $64.6 million). Accordingly, the net pension liability recognized in the Group’s consolidated financial statements was $74.2 million (December 31, 2011: $66.3 million, including $2.3 million included in assets held for sale).

During Fiscal 2012, we contributed $39.2 million (Fiscal 2011: $65.5 million) to the defined benefit plans and expect to contribute approximately $30 million to them during 2013. Following negotiations during Q4 2010 with the trustees and regulatory authorities in connection with the Acquisition, we agreed to make one-off contributions amounting to $23.0 million to certain defined benefit pension plans in the US and the UK, of which $5.0 million was paid to the US plans during Q4 2010 and $18.0 million was paid to the UK plans in January 2011.

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

For some years, our US plans have hedged the interest rate risk implicit in their benefit obligations. As at December 31, 2012, the benefit obligation of the US plans amounted to $567.2 million, of which 94% was hedged using a combination of bonds and interest rate swaps with an average duration of 9.3 years.

Since December 31, 2012, the Group has sold the equity instruments held by its largest defined benefit pension plan, The Gates Group Retirement Plan, for approximately $331 million and has unwound all of the interest rate swaps. Fixed income instruments have been purchased with the proceeds in order to create an asset portfolio that matches as closely as possible the yield on AA corporate bonds. This has had the effect of both reducing equity risk in the asset portfolio and also improving the extent of the hedge of the liability discount rate.

For our business as a whole, we estimate that a 0.5% decrease in market interest rates would increase the benefit obligation by 4.2%, or $48.8 million. Only 8.8% of the benefit obligation of $1,160.4 million as at December 31, 2012 is exposed to future salary increases. We estimate that a 0.5% increase in the salary scale would increase the benefit obligation by $0.2 million.

Unless the benefit obligation is subject to a buy-out or buy-in, it is not practical to mitigate the effects of mortality risk. We estimate that if the average life expectancy of plan members increased by one year at age 65, the benefit obligation would increase by 2.4%, or $28.0 million.

Other benefits

We provide other post-employment benefits, principally health and life insurance cover, to certain of our employees in North America through a number of unfunded plans.

As at December 31, 2012, the liability recognized in respect of these plans was $115.3 million (December 31, 2011: $126.4 million). Excluding the effect of currency exchange rate changes, the liability decreased

Pinafore Holdings B.V.

Item 5B

by $10.3 million during Fiscal 2012, of which $8.8 million related to the liability disposed of with the businesses sold in the year.

Benefits paid during Fiscal 2012 were $11.1 million (Fiscal 2011: $11.4 million).

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

As at December 31, 2012, the present value of the benefit obligation was $1,275.7 million. The benefit obligation is calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligation is calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As at December 31, 2012, the fair value of the plan assets was $1,116.5 million.

The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual

Pinafore Holdings B.V.

Item 5B

return on the plan assets are classified as actuarial gains and losses and are recognized in other comprehensive income. During 2012, the Group recognized a net actuarial loss of $104.9 million. Further actuarial gains and losses will be recognized during the next financial year.

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

As at December 31, 2012, the carrying amount of long-lived assets was $3,469.9 million. Impairment losses may be recognized on these assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the CGUs or the discount rates that are applied to those cash flows. The sensitivity of the carrying amount of goodwill to the key assumptions underlying the value in use calculations is discussed in note 20 to the Group’s consolidated financial statements.

Inventory

Inventories are stated at the lower of cost and net realizable value, with due allowance for excess, obsolete or slow-moving items. Net realizable value is based on current assessments of future demand, market conditions and new product development initiatives. As at December 31, 2012, the carrying value of inventories was $476.8 million, net of allowances of $35.8 million. Should demand for the Group’s products decline during the next financial year, additional allowances may be necessary in respect of excess or slow-moving items.

Financial instruments

Derivative financial instruments are recognized as an asset or a liability measured at their fair value at the balance sheet date. The fair value of derivatives continually changes in response to changes in prevailing market conditions and applicable credit risk spreads.

Pinafore Holdings B.V.

Item 5B

Where permissible under IAS 39, the Group uses hedge accounting to mitigate the impact of changes in the fair value of derivatives on profit or loss but the Group’s results may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or due to hedge ineffectiveness.

Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis. Historical data trends are used to estimate the liability for unreported incidents. As at December 31, 2012, the workers’ compensation provision amounted to $11.2 million.

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

As at December 31, 2012, the provision for environmental remediation costs amounted to $7.2 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances affecting the Group’s legal or constructive remediation obligations. The majority of the environmental provisions are currently expected to be utilized during 2013 and 2014.

Product warranties

Provision is made for the estimated cost of future warranty claims on the Group’s products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. As at December 31, 2012, the Group’s provision for warranty claims amounted to $12.4 million. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

The majority of the warranty provisions are expected to be utilized during 2013 and 2014, with the remainder estimated to be utilized within the next five years.

Product liability

Provision is made for the expected costs and liabilities in relation to product liability claims. In establishing such provisions the Group takes into account the relevant facts and circumstances of each matter and considers the advice of its legal and other professional advisers.

As at December 31, 2012, the provision for product liability claims amounted to $14.2 million. The ultimate liability for potential claims may be dependent upon the discovery of facts that are currently uncertain, the outcome of litigation proceedings and possible settlement negotiations.

Pinafore Holdings B.V.

Item 5B

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

Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognized for all taxable temporary differences but, where there exist deductible temporary differences, management’s judgment is required as to whether a deferred tax asset should be recognized based on the availability of future taxable profits. As at December 31, 2012, the Group recognized net deferred tax liabilities amounting to $484.7 million. Deferred tax assets of $1,070.1 million were not recognized in respect of tax losses carried forward ($991.3 million) and tax credits carried forward ($78.8 million). It is possible that the deferred tax assets actually recoverable may differ from the amounts recognized if actual taxable profits differ from management’s estimates.

As at December 31, 2012, the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized was $1,134.4 million. Deferred tax liabilities have not been recognized on these temporary differences because the Group is able to control the timing of their reversal and it is not probable that they will reverse in the foreseeable future. Income tax may become payable on these temporary differences if circumstances change, for example upon the repatriation of assets from the subsidiaries concerned or on the sale or liquidation of one or more of them.

Accounting pronouncements not yet adopted

Recently-issued accounting pronouncements that may be relevant to the Group’s operations but have not yet been adopted are outlined below. With the exception of IFRS 9 and ‘Improvements to IFRSs 2011’, all of these pronouncements have been endorsed for use in the European Union. Management has not yet completed its assessment of these pronouncements and is therefore not currently able to estimate reliably the impact of their adoption on the Group’s results or financial position.

IFRS 9 ‘Financial Instruments’

In November 2009, the IASB issued IFRS 9 which represents the first phase of its replacement of IAS 39 and introduces new requirements for the classification and measurement of financial assets and removes the need to separately account for certain embedded derivatives.

IFRS 9 is effective for annual periods commencing on or after January 1, 2015 with earlier adoption permitted.

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

Pinafore Holdings B.V.

Item 5B

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

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

During June 2012, the IASB issued amendments to ease the transitional requirements for the above suite of pronouncements by limiting the requirement to provide adjusted comparative information to only the preceding period.

These amendments are effective for annual periods beginning on or after 1 January 2013, i.e. aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

IFRS 13 ‘Fair Value Measurement’

Also during May 2011, the IASB replaced the guidance on fair value measurement in existing IFRSs with a standard that establishes a single framework for fair value measurements required by other IFRSs.

Pinafore Holdings B.V.

Item 5B

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

Pinafore Holdings B.V.

Item 5B

‘Improvements to IFRSs 2011’

In May 2012, the IASB issued a further collection of minor amendments to standards that address a number of issues, including: initial transition to IFRSs, comparative information requirements, classification of servicing equipment, tax on distributions to holders of equity instruments and the interim reporting of segment information for total assets.

The amendments are effective for annual periods beginning on or after 1 January 2013, but can be applied earlier.

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

During the periods under review, the items excluded from EBITDA in arriving at adjusted EBITDA were:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Tomkins on its acquisition by the Group;

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in relation to business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	compensation paid to share scheme participants for the impact on their awards of the return of capital made during Fiscal 2012.

Differences exist among our businesses in the extent to which their employees receive share-based incentives. We therefore exclude from adjusted EBITDA the compensation expense in relation to share-based incentives (including, in Fiscal 2012, a one-off compensation payment made to share scheme participants for the impact on their awards of the return of capital made in December 2012) in order to assess the relative trading performance of our businesses.

Pinafore Holdings B.V.

Item 5B

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

The following table contains reconciliations of the profit for the period to adjusted EBITDA for Fiscal 2012, Fiscal 2011, Q4 2010, and 9M 2010:

	SUCCESSOR			PREDCESSOR
$ million	Fiscal 2012	Fiscal 2011*	Q4 2010*	9M 2010*
Profit/(loss) for the period	764.6	57.2	(270.2)	243.6
Profit for the period from discontinued operations	(777.4)	(120.5)	(8.1)	(94.3)

(Loss)/profit for the period from continuing operations	(12.8)	(63.3)	(278.3)	149.3
Income tax (benefit)/expense	(71.1)	(13.5)	(21.0)	60.2

(Loss)/profit before tax	(83.9)	(76.8)	(299.3)	209.5
Net finance costs	260.4	274.4	99.3	26.3

Operating profit/(loss)	176.5	197.6	(200.0)	235.8
Amortization	124.2	128.0	35.4	11.2
Depreciation	112.7	134.1	37.4	83.1

EBITDA	413.4	459.7	(127.2)	330.1
Inventory uplift	—	—	125.7	—
Share-based incentives	44.4	78.3	63.4	16.1
Transaction costs	—	0.6	78.2	40.1
Impairments	3.1	38.0	—	—
Restructuring costs	26.8	38.8	3.6	8.0
Net loss/(gain) on disposals and on the exit of businesses	0.6	(60.8)	—	(7.1)
Compensation for the impact of the return of capital on share-based incentive scheme awards	22.7	—	—	—

Adjusted EBITDA	511.0	554.6	143.7	387.2

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 5B

The following tables contain reconciliations of the operating profit or loss to the adjusted EBITDA of each of the Group’s continuing operating segments and the discontinued operations for Fiscal 2012, Fiscal 2011, Q4 2010, and 9M 2010:

SUCCESSOR

Fiscal 2012

$ million	Operating profit/(loss)	Amortization	Depreciation	Compensation for the impact of the return of capital	Share- based incentives	Impairments	Net restructuring costs	(Gain)/loss on disposals and on the exit of businesses	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	175.0	68.5	41.8	—	6.5	2.4	17.8	—	312.0
– Gates EMEA	49.2	22.9	24.7	—	3.4	0.2	2.5	(0.2)	102.7
– Gates APAC	57.3	27.6	31.5	—	3.4	—	5.4	—	125.2
– Gates South America	(0.3)	3.1	6.7	—	0.6	—	1.4	—	11.5

	281.2	122.1	104.7	—	13.9	2.6	27.1	(0.2)	551.4
Aquatic	(15.2)	1.6	6.4	—	0.2	—	0.7	—	(6.3)
Corporate	(88.7)	0.5	1.6	22.7	30.3	0.4	—	—	(33.2)

Total ongoing	177.3	124.2	112.7	22.7	44.4	3.0	27.8	(0.2)	511.9

Exited segments
– Powertrain	0.3	—	—	—	—	—	(1.0)	—	(0.7)
– Other I&A	(0.9)	—	—	—	—	0.1	—	0.8	—
– Doors & Windows	(0.2)	—	—	—	—	—	—	—	(0.2)

Total exited	(0.8)	—	—	—	—	0.1	(1.0)	0.8	(0.9)

Total continuing operations	176.5	124.2	112.7	22.7	44.4	3.1	26.8	0.6	511.0

Discontinued operations	880.2	11.8	20.5	—	8.6	3.4	0.8	(748.8)	176.5

Total Group operations	1,056.7	136.0	133.2	22.7	53.0	6.5	27.6	(748.2)	687.5

Pinafore Holdings B.V.

Item 5B

Fiscal 2011*

$ million	Operating profit/(loss)	Amortization	Depreciation	Share-based incentives	Transaction costs	Impairments	Net restructuring costs	(Gain)/loss on disposals and on the exit of businesses	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	158.2	67.5	43.9	9.7	0.2	0.1	26.8	(1.1)	305.3
– Gates EMEA	40.6	24.2	26.7	1.3	—	—	11.0	(0.4)	103.4
– Gates APAC	72.6	28.0	30.1	0.5	—	—	3.9	0.1	135.2
– Gates South America	(9.2)	3.5	7.7	—	—	—	2.5	—	4.5

	262.2	123.2	108.4	11.5	0.2	0.1	44.2	(1.4)	548.4
Aquatic	(51.5)	1.6	7.6	0.4	—	37.5	(0.1)	—	(4.5)
Corporate	(102.5)	0.4	0.4	66.1	0.4	—	4.1	(4.8)	(35.9)

Total ongoing	108.2	125.2	116.4	78.0	0.6	37.6	48.2	(6.2)	508.0

Exited segments
– Powertrain	21.5	1.6	14.7	—	—	—	(9.7)	—	28.1
– Other I&A	69.5	1.2	3.0	0.3	—	—	(0.1)	(54.6)	19.3
– Doors & Windows	(1.6)	—	—	—	—	0.4	0.4	—	(0.8)

Total exited	89.4	2.8	17.7	0.3	—	0.4	(9.4)	(54.6)	46.6

Total continuing operations	197.6	128.0	134.1	78.3	0.6	38.0	38.8	(60.8)	554.6

Discontinued operations	129.6	28.2	49.6	10.5	—	1.5	1.4	(0.1)	220.7

Total Group operations	327.2	156.2	183.7	88.8	0.6	39.5	40.2	(60.9)	775.3

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 5B

Pro forma Fiscal 2010*

$ million	Operating profit/(loss)	Amortization	Depreciation	Share-based incentives	Transaction costs	Net restructuring costs	(Gain)/loss on disposals and on the exit of businesses	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	158.2	71.7	41.3	12.8	0.1	2.4	(6.0)	280.5
– Gates EMEA	10.7	23.6	31.0	3.8	—	3.0	1.7	73.8
– Gates APAC	74.1	26.4	27.9	2.6	0.2	—	—	131.2
– Gates South America	7.1	3.4	8.3	0.5	—	—	—	19.3

	250.1	125.1	108.5	19.7	0.3	5.4	(4.3)	504.8
Aquatic	(11.0)	1.9	8.8	0.5	—	0.1	(3.2)	(2.9)
Corporate	(87.4)	0.2	0.2	48.4	—	2.0	2.3	(34.3)

Total ongoing	151.7	127.2	117.5	68.6	0.3	7.5	(5.2)	467.6

Exited segments
– Powertrain	12.4	3.2	20.5	—	—	4.8	—	40.9
– Other I&A	9.7	2.3	8.0	0.3	—	0.9	—	21.2
– Doors & Windows	2.6	—	—	—	—	(1.6)	(1.9)	(0.9)

Total exited	24.7	5.5	28.5	0.3	—	4.1	(1.9)	61.2

Total continuing operations	176.4	132.7	146.0	68.9	0.3	11.6	(7.1)	528.8

Discontinued operations	94.7	32.2	64.5	11.2	0.3	0.4	0.8	204.1

Total Group operations	271.1	164.9	210.5	80.1	0.6	12.0	(6.3)	732.9

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 5B

Q4 2010*

$ million	Operating (loss)/profit	Amortization	Depreciation	Share-based incentives	Transaction costs	Inventory uplift	Net restructuring costs	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	(21.4)	19.2	10.4	11.3	—	52.5	(0.9)	71.1
– Gates EMEA	(30.9)	6.1	7.9	3.7	—	33.7	(1.3)	19.2
– Gates APAC	(8.8)	7.2	7.4	2.5	—	29.1	—	37.4
– Gates South America	(6.1)	0.9	2.1	0.6	—	5.6	—	3.1

	(67.2)	33.4	27.8	18.1	—	120.9	(2.2)	130.8
Aquatic	(4.4)	0.5	2.1	0.4	—	0.2	—	(1.2)
Corporate	(131.0)	—	—	44.7	78.2	—	2.0	(6.1)

Total ongoing	(202.6)	33.9	29.9	63.2	78.2	121.1	(0.2)	123.5

Exited segments
– Powertrain	5.0	0.8	5.5	—	—	1.3	3.2	15.8
– Other I&A	(1.7)	0.7	2.0	0.2	—	3.3	0.1	4.6
– Doors & Windows	(0.7)	—	—	—	—	—	0.5	(0.2)

Total exited	2.6	1.5	7.5	0.2	—	4.6	3.8	20.2

Total continuing operations	(200.0)	35.4	37.4	63.4	78.2	125.7	3.6	143.7

Discontinued operations	(3.8)	8.8	16.6	9.0	—	18.5	(1.6)	47.5

Total Group operations	(203.8)	44.2	54.0	72.4	78.2	144.2	2.0	191.2

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 5B

PREDECESSOR

9M 2010*

$ million	Operating profit/(loss)	Amortization	Depreciation	Share-based incentives	Transaction costs	Net restructuring costs	(Gain)/loss on disposals and on the exit of businesses	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	180.9	4.7	23.2	3.1	0.1	3.3	(6.0)	209.3
– Gates EMEA	27.9	2.0	16.7	1.0	0.8	4.3	1.7	54.4
– Gates APAC	74.4	3.7	15.2	0.3	0.2	—	—	93.8
– Gates South America	12.9	0.1	3.0	0.2	—	—	—	16.2

	296.1	10.5	58.1	4.6	1.1	7.6	(4.3)	373.7
Aquatic	(4.1)	—	5.3	0.2	—	0.1	(3.2)	(1.7)
Corporate	(78.6)	0.2	0.2	11.1	39.0	—	2.3	(25.8)

Total ongoing	213.4	10.7	63.6	15.9	40.1	7.7	(5.2)	346.2

Exited segments
– Powertrain	8.8	—	14.7	—	—	1.6	—	25.1
– Other I&A	10.3	0.5	4.8	0.2	—	0.8	—	16.6
– Doors & Windows	3.3	—	—	—	—	(2.1)	(1.9)	(0.7)

Total exited	22.4	0.5	19.5	0.2	—	0.3	(1.9)	41.0

Total continuing operations	235.8	11.2	83.1	16.1	40.1	8.0	(7.1)	387.2

Discontinued operations	104.1	5.8	37.0	5.1	1.4	2.0	0.8	156.2

Total Group operations	339.9	17.0	120.1	21.2	41.5	10.0	(6.3)	543.4

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP measure that represents adjusted EBITDA expressed as a percentage of sales.

We use adjusted EBITDA margin to measure the success of our businesses in managing their cost base and improving profitability.

	SUCCESSOR			PREDECESSOR
	Fiscal 2012	Fiscal 2011*	Q4 2010*	9M 2010*
Continuing operations
Sales ($ million)	3,037.3	3,426.4	900.2	2,443.4

Adjusted EBITDA ($ million)	511.0	554.6	143.7	387.2
Adjusted EBITDA margin (%)	16.8%	16.2%	16.0%	15.8%

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

Pinafore Holdings B.V.

Item 5B

Net debt

Management uses net debt, rather than the narrower measure of net cash and cash equivalents which forms the basis for the consolidated cash flow statement, as a measure of the Group’s liquidity and in assessing the strength of the Group’s balance sheet.

Net debt represents the net total of:

•	the principal amount of the Group’s borrowings (bank overdrafts and bank and other loans);

•	the carrying amount of finance lease obligations;

•	the carrying amount of cash and cash equivalents and collateralized cash (included in trade and other receivables); and

•	the fair value of the foreign currency derivatives that are held to hedge foreign currency translation exposures.

Net debt may be analyzed as follows:

$ million	As at December 31, 2012	As at December 31, 2011
Total operations
Borrowings:
– Bank overdrafts	(2.9)	(5.5)
– Bank and other loans	(1,921.6)	(2,814.4)

	(1,924.5)	(2,819.9)
Obligations under finance leases	(2.6)	(2.8)

Debt	(1,927.1)	(2,822.7)
Cash and cash equivalents	431.3	480.0
Collateralized cash	14.2	17.7
Foreign currency derivatives	—	0.2

Net debt	(1,481.6)	(2,324.8)

A reconciliation of the carrying amount to the principal amount of the Group’s borrowings is presented in note 30 to the accompanying financial statements.

C. Research and development

Applied research and development is important to our businesses and integral to our leading market positions. We have facilities in the United States, Europe and Japan that focus on the introduction of new and improved products with a particular emphasis on energy efficiency and safety, the application of technology to reduce unit and operating costs and improving services to our customers. Our total research and development expenditures were $61.5 million for Fiscal 2012, $79.3 million for Fiscal 2011, and $83.1 million for pro forma Fiscal 2010.

D. Trend information

When considering the trends affecting the Group, it is important to bear in mind that our sales and earnings base is highly diversified by product, geography, end market and customer. We derive sales from nearly every

Pinafore Holdings B.V.

Item 5D

developed country across the globe and are well-positioned in markets for our industrial and automotive components in most major emerging markets.

Discussion of the market trends affecting the Fiscal 2012 and Fiscal 2011 are discussed under ‘Industry trends’ in Item 5A ‘Operating results’. Our outlook for the end markets in which we operate is discussed below.

Industrial and automotive markets, which accounted for the majority of the Group’s sales in Fiscal 2012, are forecast to grow during 2013, principally in the second half. However, growth rates are expected to be lower in 2013 than in 2012 due to the weakening macroeconomic environment, and in some regions we expect possible declines. The following is a summary of our global outlook for industrial and automotive end markets in 2013:

•

Industrial OE and replacement markets are forecast to grow between 5 to 10%. In North America, growth is expected to be between 0% to 5%, and in South America growth is expected to be between 5% to 10%. The economic environment in Europe is uncertain and we currently expect growth to be flat, with declines possible. Growth in China is expected to slow to 5% to 10%.

•	Global automotive OE markets are measured by vehicle production and are forecast to grow by approximately 2% in 2013 to 83 million units.

•	Automotive aftermarkets are forecast to grow at approximately 3%.

Residential construction markets in the US, which accounted for the remainder of the Group’s sales, are expected to remain challenging in 2013, but we do expect to see some growth in US housing starts, which is the primary indicator for this market.

E. Off-balance sheet arrangements

We have not entered into any transaction, agreement or other contractual arrangement that is considered to be an off-balance sheet arrangement that is required to be disclosed other than operating lease commitments that are analyzed in note 44 to the Group’s consolidated financial statements.

F. Tabular disclosure of contractual obligations

The Company’s consolidated contractual obligations and commercial commitments are summarized in the following table which includes aggregate information about the Company’s contractual obligations as at December 31, 2012 and the periods in which payments are due, based on the earliest date on which the Group could be required to settle the liabilities.

Floating interest payments and payments and receipts on interest rate derivatives are estimated based on market interest rates prevailing at the balance sheet date. Amounts in respect of operating leases and purchase obligations are items that the Company is obligated to pay in the future, but they are not required to be included on the consolidated balance sheet.

Pinafore Holdings B.V.

Item 5F

Contractual obligations

Fiscal 2012		Earliest period in which (payment)/receipt due
	Total $ million	Less than 1 year $ million	1 - 3 years $ million	3 - 5 years $ million	After 5 years $ million
Bank and other loans:
– Principal	(1,924.5)	(40.5)	(135.4)	(1,303.2)	(445.4)
– Interest payments(1)(2)	(464.6)	(102.3)	(200.6)	(121.6)	(40.1)
Derivative financial instruments:
– Payments(3)	(88.8)	(88.8)	—	—	—
– Receipts(3)	88.1	88.1	—	—	—
Finance leases	(3.8)	(0.4)	(0.7)	(0.8)	(1.9)
Operating leases	(134.5)	(30.8)	(45.2)	(28.3)	(30.2)
Post-employment benefits(4)	(39.9)	(39.9)	—	—	—
Purchase obligations(5)	(30.0)	(20.5)	(9.3)	(0.2)	—

Total	(2,598.0)	(235.1)	(391.2)	(1,454.1)	(517.6)

(1)	Future interest payments include payments on fixed and floating rate debt.
(2)

Floating rate interest payments are estimated based on market interest rates and terms prevailing as at December 31, 2012. The effect of the re-pricing of the term loans, which was completed in January 2013, is therefore not reflected above.

(3)	Receipts and payments on foreign currency derivatives are estimated based on market exchange rates prevailing as at December 31, 2012.
(4)

Post-employment benefit obligations represent the Group’s expected cash contributions to its defined benefit pension and other post-employment benefit plans in 2013. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

(5)

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the Group and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G. Safe Harbor

See the ‘Special note regarding forward-looking statements’ on page ii.

Pinafore Holdings B.V.

Item 6A

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management

The directors of the Company (the ‘Directors’) and the executive officers of the Group (the ‘Executive Officers’) as at February 18, 2013 are as follows:

Name	Age	Position
Directors
James Nicol	59	Group Chief Executive Officer and Director C
Kosty Gilis	39	Director A
Donald West	75	Director A
Samuel Blaichman	36	Director B
Ryan Selwood	39	Director B
Johan Broekhuis	37	Director C
Edwin Denekamp	42	Director C
Pieter Hallebeek	36	Director C
Roelof Langelaar	41	Director C
Ronald Rosenboom	51	Director C

Group executive officers
John Zimmerman	49	Group Chief Financial Officer
Alan Power	50	President and Chief Operating Officer, Gates
Dave Carroll	55	Executive Vice President, Business Development
Thomas Reeve	55	Executive Vice President and General Counsel

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

Pinafore Holdings B.V.

Item 6A

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

Samuel Blaichman

Mr. Samuel Blaichman currently serves as a Director of the Board. He is a Principal in the Private Investments division of CPPIB. Prior to joining CPPIB in November 2007, Mr. Blaichman worked as a Consultant at Bain & Company. Previously, he worked at CIBC World Markets and PricewaterhouseCoopers. Mr. Blaichman currently serves on the board of directors of Air Distribution Technologies, Inc. Mr. Blaichman holds a Master in Business Administration from the Richard Ivey School of Business and a Bachelor of Commerce from McGill University. He is also a CFA Charterholder and a Chartered Accountant.

Ryan Selwood

Mr. Ryan Selwood currently serves as a Director on the Board. He is a Senior Principal at CPPIB and is currently based in London, leading CPPIB’s Principal Investing activities in Europe. Since joining CPPIB in 2006, Ryan has had experience across a wide variety industries ranging from financial services to technology. Ryan led CPPIB’s investment in CHC Helicopter. Prior to joining CPPIB, Mr. Selwood was a Vice-President at Merrill Lynch & Co. in the Financial Institutions Group in the Investment Banking Division in New York and Toronto. Ryan holds his Master in Business Administration and law degrees from York University and a Bachelors degree from the University of Western Ontario.

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

Pinafore Holdings B.V.

Item 6A

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

Alan Power

Mr. Alan Power currently serves as our President and Chief Operating Officer, Gates. He joined us in September 2008. Previously, Mr. Power was President and Chief Operating Officer of Van Rob Inc., an auto parts company, President, Chief Executive Officer and Chairman of National Rubber Technologies, a manufacturer of rubber products, and President and Chief Executive Officer of Decoma International, an auto parts supplier. He earned his Mechanical Engineering degree from Technical University of Nova Scotia.

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

Pinafore Holdings B.V.

Item 6A

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

Changes in the Board and Executive Officers

Anthony Morgan, a former Director B, stepped down from the Board effective August 8, 2012. On the same date, Samuel Blaichman was appointed as a Director B. On November 9, 2012, Mr O’Halloran, one of our executive officers and the president of the Air Distribution businesses, left the Group on the disposal of these businesses.

B. Compensation

The table below shows compensation paid or payable to our Directors and Executive Officers in respect of their services to us, including Mr. Nicol, Mr. Zimmerman, Mr. Power, Mr. O’Halloran (up to November 9, 2012), Mr. Pappayliou (up to March 31, 2011), Mr. Reeve, Mr. Carroll, Mr. Rosenboom, Mr. Haneveer (up to October 1, 2011), Mr. Broekhuis (from October 1, 2011), Mr. Denekamp, Mr. Langelaar and Mr. Hallebeek as of December 31, 2011. The individuals designated as Director A and Director B did not receive compensation from us during any of the periods presented below.

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $000s	Fiscal 2011 $000s	Q4 2010 $000s	9M 2010 $000s
Short-term employee benefits:
– Salaries and fees	4,358	4,755	1,121	3,230
– Bonus cash	6,401	6,993	2,609	4,314
– Benefits-in-kind	277	304	71	149
– Social security contributions	20	26	12	27
– Termination benefits	—	376	—	—

	11,056	12,454	3,813	7,720

Share-based and related incentives:
– Retention awards	—	—	3,080	—
– ABIP
Bonus shares	1,482	910	—	557
Deferred shares	3,153	1,821	—	1,113
– Gain on the vesting of PSP awards	—	—	14,979	—
– Gain on the exercise of share options	—	13,088	1,306	173
– Cash compensation in relation to the return of capital	21,398	—	—	—

	26,033	15,819	19,365	1,843

Pension contributions	1,356	1,520	355	1,039

	38,445	29,793	23,533	10,602

Pinafore Holdings B.V.

Item 6B

Retirement Plans and incentive plans and awards

Retirement Plans

None of the members of our senior management who are employees participate or participated in any plan or program that provides pension or other retirement benefits (other than defined contribution plans such as the 401(k) plan in which members of our senior management in the US participate). Instead, certain members of our senior management who are employees receive a monthly supplemental payment in addition to regular base salary that is intended to allow the executive to make contributions to a personal retirement program of his choice.

Annual Bonus Incentive Plan

In addition to annual base salary, members of senior management who are employees participate in the Annual Bonus Incentive Plan (‘ABIP’). Bonus payments under this plan are determined based upon the amount of bonusable profit for the calendar year. Bonuses are payable quarterly and each member of senior management is entitled to a specified percentage of the applicable bonusable profit. Bonus payments are made in a combination of (i) cash, (ii) ordinary ‘B’ shares (‘B Shares’) or depository receipts in respect of such B Shares (‘Depository Receipts’), and (iii) rights to receive B Shares or Depositary Receipts in the future, subject to the satisfaction of future service requirements (‘Deferred Share Rights’). Senior participants normally receive their bonus as to four-sevenths in cash, one seventh in Bonus Shares and two-sevenths in Deferred Share Rights. Bonus shares vest immediately on grant. Dividends are paid on the Bonus Shares. Deferred awards do not vest until three years after the end of the quarter to which the bonus relates, subject to the participant’s continuing employment by the Group at the vesting date. If the participant ceases to be employed by the Group, the deferred awards may vest on a pro-rata basis, at the discretion of the Board. Dividends are not paid on the Deferred Share Rights until they have vested.

As at December 31, 2012, Deferred Share Rights for 2,911 B Shares were held by our Directors and Executive Officers.

Replacement Options

In connection with a Performance Share Plan (‘PSP’) that existed prior to the Acquisition, certain members of our senior management who were not resident in the US elected to cancel their PSP awards in exchange for awards of options to purchase equity interests in the Company (the ‘Replacement Options’). The shares covered by each Replacement Option had a market value at the time of the award equal to the market value of the shares subject to the cancelled PSP awards. Certain Replacement Options have been divided into two grants: one to represent the market value at the grant date, which options have a nominal exercise price and are subject to certain value limitations (the ‘Market Value Component’), and the other to reflect appreciation value from the grant date to the time of exercise which options have an exercise price equal to $1,966, or fair value on the grant date (the ‘Appreciation Component’). As at December 31, 2012, an aggregate of 16,020 B Shares are subject to Replacement Options granted to certain of our Directors and Executive Officers (with the shares subject to a Market Value Component and an Appreciation Component being counted together as a single share for this purpose). The Replacement Options will expire on the tenth anniversary of the grant date.

Equity incentive plan

The Company has established an equity incentive plan under which current and former employees received awards of options to purchase B Shares in the Company (the ‘Variable Options’). The percentage of the

Pinafore Holdings B.V.

Item 6B

Company’s shares available for such options is up to 15% of the ordinary share capital of the Company on a fully diluted basis. The Variable Options are divided into three tiers with distinct escalating exercise prices for each tier, allowing the option holders to participate in the aggregate in 9%, 12% and 15%, respectively, of the gains of the Company’s equity investors above certain minimum return thresholds.

The equity incentive plan is designed to provide management with an initial 9% of the equity (after coverage of the initial investment made by the Company’s equity investors plus 8% compounded), subject to certain step-ups at higher levels of returns. The Variable Options vest as to 25% on grant, with a further 25% vesting on the first three anniversaries of the Acquisition becoming effective, subject to continued employment on the applicable vesting date. The vesting of the Variable Options will be accelerated in the event of a change of control or certain liquidity events while the holder is still employed, or, in part, if the holder is a good leaver. The Variable Options will expire on the tenth anniversary of the grant date.

During Fiscal 2011 and Fiscal 2012, two additional tranches of awards of Variable Options were granted to members of senior management on the same terms as those granted in Fiscal 2010, with the exception that the initial exercise price was $2,533.70 in the case of the Fiscal 2011 awards and $2,358.80 in the case of the Fiscal 2012 awards, in both cases reflecting the current market value.

Under this plan, at December 31, 2012, an aggregate of 136,240 B Shares are subject to Variable Options granted to our Directors and Executive Officers.

Retention units

In addition to the Variable Options, the equity incentive plan provides for the grant of retention units to certain of our employees, and such units were awarded in December 2010. The retention units consist of the right to receive cash or B Shares in the Company (at the Company’s sole discretion), which cash or shares would be issued on the first to occur of December 10, 2015 or the holder’s termination of employment in certain circumstances. The retention units vest as to one-third of the award on the first three anniversaries following the date of the award, subject to satisfaction of certain conditions on the applicable vesting date. The vesting of the retention units will be accelerated in the event of a change of control or liquidity event while the holder is still employed. As at December 31, 2012, an aggregate of 1,535 B Shares (or their cash equivalent) are subject to retention units granted to our Directors and Executive Officers.

Amendments to equity incentive plans

On December 12, 2012, in anticipation of the return of capital completed on December 18, 2012, the Board of Directors approved certain equitable adjustments to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments are summarized below:

ABIP Deferred Share Rights

Participants were awarded additional awards on the same terms and conditions as the applicable Deferred Share Rights. The number of additional awards was determined based on a ratio of the fair market value per B Share of $2,849.90 and the per share value of the return of capital of $1,068.56. Included in the number of Deferred Share Rights held by our Directors and Executive Officers at December 31, 2012 were 1,084 such additional awards.

Pinafore Holdings B.V.

Item 6B

Variable Options

The exercise price of each tier of the Variable Options was modified to give effect to the return of capital to holders of B Shares in the Company.

Retention Units

Participants were awarded additional retention units based on a ratio of the fair market value per B Share of $2,849.90 and the per share value of the return of capital of $1,068.56. Included in the number of retention units held by our Directors and Executive Officers at December 31, 2012 were 575 such additional awards.

Replacement options

No amendments were made to the number of outstanding Replacement Options, or to the terms of those options. The Board instead approved a cash payment to be paid to holders of the Replacement Options to compensate them for the adverse impact of the return of capital on those awards. In total, compensation of $21.2 million was paid to our Directors and Executive Officers.

Share options

As at February 18, 2013, our Directors and Executive Officers held the following options over the Company’s B Shares:

				Number of options held
Scheme	Grant date	Expiry date	Exercise price	Directors	Executive Officers	Total
Replacement options	September 28, 2010	September 28, 2020	$0.01	11,898	4,122	16,020
Variable options
Initial tranche:
– First tier	November 11, 2010	November 11, 2020	$1,270	43,389	35,648	79,037
– Second tier	November 11, 2010	November 11, 2020	$2,186	14,463	11,883	26,346
– Third tier	November 11, 2010	November 11, 2020	$2,336	14,463	11,883	26,346
2011 tranche:
– First tier	September 15, 2011	November 11, 2020	$1,465	—	117	117
– Second tier	September 15, 2011	November 11, 2020	$2,186	—	39	39
– Third tier	September 15, 2011	November 11, 2020	$2,336	—	39	39
2012 tranche:
– First tier	January 1, 2012	November 11, 2020	$1,290	1,320	1,270	2,590
– Second tier	January 1, 2012	November 11, 2020	$2,186	440	423	863
– Third tier	January 1, 2012	November 11, 2020	$2,336	440	423	863

				86,413	65,847	152,260

The Replacement Options and the Variable Options are over our unissued B Shares. The Replacement Options vested on the grant date. As at February 18, 2013, 75% of each tier of the Variable Options had vested. Details of the options granted over our shares are presented in note 36 to the Group’s consolidated financial statements.

Pinafore Holdings B.V.

Item 6C

C. Board Practices

Board of Directors

The Board is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board Committees, reviews recommendations of the Audit Committee and Remuneration Committee, and the appointment of the independent auditor.

The constitution of the Company requires that a majority of the directors present at any meeting must vote in favor to approve a resolution, such approval generally to include the affirmative vote of at least one Director A and one Director B. The directors may also adopt resolutions without convening a Board meeting, provided that such resolutions are adopted unanimously and in writing. The Board requires the approval at the general meeting of shareholders with respect to such resolutions as shall have been specified in a resolution at the general meeting of shareholders of which the Board shall have been notified. The Board is authorized to represent the Company and may also be represented by one Director A, one Director B and one Director C acting jointly. Onex has appointed Mr. Gilis and Mr. West each as a Managing Director A and CPPIB has appointed Mr. Blaichman and Mr. Selwood each as Managing Director B. The other Managing Directors are each Managing Director C.

Service contracts

Key members of senior management have employment agreements with one of the Company’s subsidiaries, which we believe contain customary and market terms regarding employment and compensation matters. These agreements also provide for compensation upon termination of employment by us (without cause) or termination of employment by the executive for good reason. The Directors have no fixed terms of office.

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

Audit Committee

Patrick Campbell (Chairman), Kosty Gilis, Samuel Blaichman

The Board has determined that the members of the Audit Committee are independent for the purposes of rule 10A(m) under the Exchange Act. Patrick Campbell, a non-executive director, was appointed by the Board to chair the Audit Committee. In accordance with section 407 of the Sarbanes-Oxley Act of 2002 (the ‘SOX Act’), the Board has determined that Patrick Campbell is an “audit committee financial expert” as that term is defined under the rules of the SEC, having significant, relevant and up-to-date US financial and accounting knowledge and experience.

Pinafore Holdings B.V.

Item 6C

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

A ‘whistleblowing’ procedure has been established for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of the SOX Act. Should a call be received on the dedicated telephone line, the General Counsel would report to the applicable management all relevant concerns raised. A course of action would be agreed and a report prepared for review at the next meeting of the Audit Committee, including details of actions taken to deal with the matters raised. The Company’s Code of Conduct and Ethics includes the ‘whistleblowing’ procedure. Calls to the designated telephone number, as well as direct contacts with management, are made from time to time, but no issues material to the Company were dealt with by the Audit Committee during Fiscal 2012.

Pinafore Holdings B.V.

Item 6C

Remuneration Committee

Seth Mersky (Chairman), Shane Feeney, James Nicol

Membership

Members of the Remuneration Committee shall be appointed by the Board. The Committee shall be made up of at least three members: one director A of the Board, one director B of the Board and one director C of the Board. The relevant member A or B of the Board may designate a non-Board member to serve in their place. Seth Mersky and Shane Feeney have accordingly been designated to serve as the representatives of a Director A and a Director B, respectively. The members present at any meeting of the Committee shall elect one of themselves to chair the meeting.

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

Pinafore Holdings B.V.

Item 6C

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

Pinafore Holdings B.V.

Item 6D

D. Employees

During Fiscal 2012, the Group employed an average of 22,541 employees, excluding non-executive directors. Gates employed on average 14,449 employees, Aquatic employed on average 667 employees and an average of 96 employees were employed in our corporate functions during Fiscal 2012. A more detailed breakdown of employees by operating segment is as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 Number	Fiscal 2011* Number	Q4 2010* Number	9M 2010* Number
Continuing operations
Ongoing segments
Gates:
– Gates North America	6,471	6,187	6,145	5,709
– Gates EMEA	3,219	3,365	3,407	3,168
– Gates APAC	3,817	3,785	3,707	3,397
– Gates South America	942	909	942	832

	14,449	14,246	14,201	13,106
Aquatic	667	700	739	895
Corporate	96	112	133	146

Total ongoing	15,212	15,058	15,073	14,147

Exited segments
– Powertrain	—	911	1,538	1,486
– Other I&A	—	1,042	1,584	1,548

Total exited	—	1,953	3,122	3,034

Total continuing operations	15,212	17,011	18,195	17,181

Discontinued operations
– Sensors & Valves	681	2,204	2,140	2,078
– Dexter	1,083	1,220	1,111	1,140
– Air Distribution	5,565	6,514	6,736	6,682

Total discontinued operations	7,329	9,938	9,987	9,900

Total Group	22,541	26,949	28,182	27,081

*	Re-presented for discontinued operations (see note 15 to the Group’s consolidated financial statements)

During Fiscal 2012, 45% of the Group’s average employees were located in the US, 12% in Mexico, 10% in continental Europe, 9% in China, 5% in the UK, 4% in Brazil, 2% in Canada and 13% in the rest of the world. The location of employees in Fiscal 2012 is broadly consistent with Fiscal 2011.

As at December 31, 2012, the Group employed 14,760 people compared with 24,683 at December 31, 2011, of whom approximately 5% were employed on a temporary basis. The reduction in the work force compared with December 31, 2011 is due primarily to the disposal during Fiscal 2012 of the Schrader, Dexter and Air Distribution businesses.

There have been no significant work stoppages or labor disputes involving the Group’s employees in any of the last five years.

Pinafore Holdings B.V.

Item 6D

Some of the Group’s employees are members of labor unions and over many years the Group has been able to maintain successful relationships with the unions and employment organizations. Management believes that it has a good relationship with the Group’s employees. Certain of our employees are subject to collective bargaining agreements, in particular, with the Sheet Metal Workers Union in the US and Canada. Historically, the cost associated with the use of union labor versus non-union labor has not been materially different. To date, employee relations have been flexible and constructive as we have pursued lean manufacturing in our plants. In the US, there have not been any strikes or material work stoppages or business interruptions in over 15 years, the most recent being in 1993 at one of Ruskin’s plants in Lexington, KY. There have been several minor work stoppages with respect to our European, Brazilian and Indian employees, but short work stoppages are common in those jurisdictions and the longest recent stoppage lasted for four days in Nevers, France in 2006.
Employee involvement and communication programs continue to be developed and are designed to provide equal opportunity to all, irrespective of sex, race, religion or color. Each company in the Group endeavors to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

E. Share ownership

As at February 18, 2013, the number of B Shares in the Company, and Depositary Receipts in respect of such shares, owned by our directors and Executive Officers was as follows:

	Number of B Shares	Number of Depositary Receipts relating to B Shares
Directors	441	—
Executive Officers	2,273	251

	2,714	251

The above interests in aggregate comprise less than 1% of the Company’s issued B Shares. Depositary Receipts have no Meeting Rights and no voting rights.

Details of share options held by directors and executives are set out under Item 6B above.

Item 7.	Major shareholders and related party transactions

A. Major shareholders

The Company’s issued share capital as at December 31, 2012 and as at February 18, 2013 consisted of 2 ordinary ‘A’ shares of $3,600 each (‘A Shares’) and 1,091,117 B Shares of one cent ($0.01) each.

As at February 18, 2013, one (50%) of the A Shares was held in the US. As at this date, the 339,409 of the Company’s B Shares were held in the US. Since certain of the Company’s shares are held in investment funds, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Shareholders of the Company do not have different voting rights, however there are different voting rights attaching to each class of shares, as described in note 39 to the Group’s consolidated financial statements.

The Company is controlled by its immediate parent entity, Pinafore Coöperatief U.A., which is owned by a consortium representing the interests of the Sponsors.

Pinafore Holdings B.V.

Item 7A

Major shareholders at February 18, 2013

	Number of shares held	Percentage of outstanding shares held
A Shares
Onex American Holdings II LLC	1	50.0%
7607555 Canada Inc	1	50.0%

B Shares
Pinafore Coöperatief U.A.	1,080,724	97.4%

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

Legal Proceedings

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $30 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal, under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

Pinafore Holdings B.V.

Item 8A

The Group is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes the Group has meritorious defenses available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

Dividend policy

The Company has not declared a dividend since its incorporation and has no formal policy regarding the payment of dividends. Our debt agreements for the senior secured credit facilities and the indenture governing the Second Lien Notes contain covenants that limit the ability of the Company to pay dividends and other distributions. On December 18, 2012, the Company returned capital to its B shareholders in the amount of $1.18 billion, funded primarily from the proceeds of disposals made in November 2012.

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

B. Significant changes

Significant changes occurring between December 31, 2012 and February 19, 2013, the date on which the Group’s consolidated financial statements were signed, are detailed in note 47 to the Group’s consolidated financial statements.

Item 9.	The Offer and Listing

A. Offer and listing details

The Company’s A and B Shares are not traded on any exchange.

B. Plan of distribution

Not applicable.

C. Markets

Not applicable.

D. Selling shareholders

Not applicable.

Pinafore Holdings B.V.

Item 9E

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

Objects and purposes

The objects of the Company, set forth in Chapter 2, Article 3 of the Incorporation Articles are as follows:

(a)	to incorporate, to participate in any way whatsoever, to manage, to supervise, to operate and to promote enterprises, businesses and companies;

(b)	to finance businesses and companies;

(c)	to supply advice and to render services to enterprises and companies with which the company forms a group and to third parties;

(d)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreement in connection with the aforementioned;

(e)	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and enterprises with which it forms a group and on behalf of third parties;

(f)	to obtain, alienate, manage and exploit registered property and items of property in general;

(g)	to trade in currencies, securities and items of property in general;

(h)	to develop and trade patent, trade marks, licenses, know-how and other industrial property rights;

(i)	to perform any and all activity of industrial, financial or commercial nature;

(j)	as well as everything pertaining the foregoing, relating thereto or conducive thereto, all in the broadest sense of the word.

The Management Board

The Management Board of the Company shall be constituted by two members A, two members B and four members C or such other number as determined by the General Meeting. At least 50% of the members of the Management Board should be residents of the Netherlands.

Pinafore Holdings B.V.

Item 10B

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

Shares

The Company’s authorized capital amounts to $90,000 and is divided into:

(a) ten A Shares, with a nominal value of $3,600 each; and

Pinafore Holdings B.V.

Item 10B

(b) 5,400,000 B Shares, with a nominal value of one cent ($0.01) each.

All shares are to be registered shares and no share certificates shall be issued. The Management Board shall keep a register in which the names and addresses of all holders of shares are recorded, as well as those with a right of usufruct (‘Life Interest’) or a pledge on the shares.

Share issues

The issuance of shares may only be effected pursuant to a resolution of the Management Board. A shareholder has no pre-emptive right upon the issuance of shares.

The full nominal amount of each share must be paid in on issue. The Management Board shall be authorized to perform legal acts pertaining to a non-cash contribution on shares without the approval of the General Meeting.

When issuing shares, the Company shall not be entitled to subscribe for its own shares. The Company may, pursuant to a resolution of the Management Board to that effect, acquire fully paid in shares in its own capital or registered depository receipts of shares in the capital of the Company (‘Depository Receipts’), subject to relevant solvency and reserve requirements. No voting rights may be exercised in the General Meeting for any share or Depository Receipts held by the Company or any of its subsidiaries.

Share capital reductions, share disposals and share transfers

The disposal of shares or Depository Receipts held by the Company shall be effected pursuant to a resolution of the Management Board, stipulating the conditions of the disposal. The disposal of shares held by the Company shall be effected with due observance of the provisions of the blocking clause.

A reduction of the Company’s issued capital shall require a resolution passed by the General Meeting. The notice of the relevant General Meeting shall mention the purpose of the capital reduction and the manner in which it is to be achieved. The entire issued capital must be represented at the General Meeting and the resolution must be effected unanimously.

The transfer of a share or the creation of a limited right in respect of a share requires a deed drawn up in the presence of a civil law notary registered in the Netherlands. Unless the Company itself is party to the legal act, the rights attached to the share can only be exercised after the Company has acknowledged the legal act or the deed has been served on it in accordance with the relevant provisions of the law.

On the creation of a life interest or a pledge on shares, or at a subsequent time if so agreed, the right to vote can, subject to the provisions of the law, be given to the beneficiary of the life interest or to the pledgee.

A pledgee without the right to vote shall not have the right to attend and address a General Meeting (‘Meeting Rights’), unless provided otherwise upon the creation of transfer of the right of pledge. No Meeting Rights attach to the Depositary Receipts.

In order to be valid, any transfer of shares requires the approval of the Management Board.

A shareholder wishing to transfer shares (the ‘Applicant’) must give notice of their intention to the Management Board specifying the number of shares they wish to transfer and the person or the persons to whom they wishes to transfer the shares.

Pinafore Holdings B.V.

Item 10B

The Management Board shall be obliged to follow Dutch law in approving any transfer of shares.

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

The Management Board shall deposit the Annual Accounts for inspection by the shareholders at the office of the Company. The Annual Accounts shall be signed by all the members of the Management Board; if the signature of one or more of them is lacking, this shall be stated and reasons given.

The General Meeting shall adopt the Annual Accounts and the Company shall publish the Annual Accounts, to the extent required by the Dutch Civil Code.

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

The Company also maintains a dividend reserve A and a dividend reserve B. The holders of A Shares are exclusively entitled to the dividend reserve A. The holders of B Shares are exclusively entitled to the dividend reserve B.

The distribution of profits earned in a financial year shall be determined by the General Meeting provided that:

(a) each A Share is entitled to a maximum distribution of €1,000 per financial year;

Pinafore Holdings B.V.

Item 10B

(b) the remaining profits shall be allocated to the B Shares on a pro rata basis.

If and to the extent that the General Meeting resolves not to distribute any profits, as determined through the adoption of the Annual Accounts, these profits shall be added to the dividend reserves of the Company in accordance with the principles set out under (a) and (b) above.

The general meeting of holders of A Shares and the general meeting of holders of B Shares can resolve to make payments to their respective share premium reserves and dividend reserves.

Meetings of shareholders

The Annual Meeting shall be held annually, and not later than six months after the end of the financial year, for the purpose of discussion and adoption of the Annual Accounts.

Other General Meetings of Shareholders shall be held as often as the Management Board deems them necessary.

General Meetings of Shareholders shall be convoked by the Management Board, by letter mailed to the addresses of persons with Meeting Rights shown on the register of shareholders. General Meetings of Shareholders may also be convoked by an electronic notice sent to the address of the shareholders and Depository Receipt Holders as notified for this purpose, provided that the relevant persons with Meeting Rights have given their consent thereto.

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

As long as all persons with Meeting Rights are represented at a General Meeting, valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribed by law or by the Articles for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

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

Pinafore Holdings B.V.

Item 10B

If there is a tie the proposal is rejected.

Resolutions of shareholders may also be adopted in writing without recourse to a General Meeting of Shareholders, provided they are adopted by a unanimous vote of all shareholders entitled to vote. The Management Board shall keep a record of the resolutions thus made.

Amendment of the Articles and dissolution

When a proposal of the Management Board to amend the Articles or to dissolve the Company is to be made to the General Meeting, this must be mentioned in the notification of the General Meeting. A copy of a proposal to amend the Articles, including the text of the proposed amendment, must at the same time be deposited and held available for inspection at the Company’s office until the end of the meeting.

In the event of dissolution of the Company by virtue of a resolution of the General Meeting, the members of the Management Board shall be charged with the liquidation of the business of the Company.

C. Material Contracts

During the two years preceding the publication of this document, the Group has entered into the following contracts (other than contracts entered into in the ordinary course of business) that are deemed to be material:

Stock purchase agreement relating to the disposal of the Schrader businesses (Exhibit 4.10)

Certain of the Company’s indirect subsidiaries are party to a Stock Purchase Agreement dated as of March 15, 2012 (the ‘Schrader SPA’) by and among Tomkins Automotive Holding Company, Tomkins Investments Company S.à r.l., Tomkins Automotive Company S.à r.l., Schrader Investments Luxembourg S.à r.l., Tomkins Overseas Investments Limited and Tomkins Engineering Limited (as sellers), Tomkins Limited (collectively, the ‘Schrader Selling Subsidiaries’) and August Lux Holding Company (as acquiror). Under the terms of the Schrader SPA, the Schrader Selling Subsidiaries sold the Group’s Schrader business, which manufactures tire pressure monitoring systems, valve products and tire hardware and related accessories for both original equipment manufacturers and after-market customers. The closing of the transaction occurred on April 27, 2012, and the aggregate consideration paid to the Group in connection with the transaction was approximately $505 million in cash (subject to certain customary adjustments after closing), plus a minority equity interest in the parent of August Lux Holding Company.

Stock purchase agreement relating to the disposal of the Dexter businesses (Exhibit 4.15)

Certain of the Company’s indirect subsidiaries are party to a Stock Purchase Agreement dated as of September 27, 2012 (the ‘Dexter SPA’) by and among Tomkins Industries, Inc. (‘TII,’ as seller), Dexter Axle Company, and Dexter Axle Acquiror Company (as acquiror). Under the terms of the Dexter SPA, TII sold the Company’s Dexter Axle business, which manufactures trailer axle, brake and suspension assemblies and related replacement parts and components. The closing of the transaction occurred on November 1, 2012, and the aggregate consideration paid to the Group in connection with the transaction was approximately $358.6 million in cash (subject to certain customary adjustments after closing). TII was subsequently sold as part of the transactions contemplated by the Air Distribution SPA.

Stock purchase agreement relating to the disposal of the Air Distribution businesses (Exhibit 4.13)

Certain of the Company’s indirect subsidiaries are party to a Stock Purchase Agreement dated as of September 20, 2012 (the ‘Air Distribution SPA’) by and among Tomkins Finance Limited, Tomkins

Pinafore Holdings B.V.

Item 10C

Engineering Limited, Tomkins Overseas Investments Limited, Tomkins Investments Limited, Tomkins SC15 Limited, Tomkins Luxembourg S.à r.l., Tomkins American Investments S.à r.l., Tomkins Investments Company S.à r.l., Montisk Investments Netherlands CV, Tomkins Automotive Company S.à r.l. (the ‘Air Distribution Selling Subsidiaries’) and QS0001 Corp. (as acquiror). Under the terms of the Air Distribution SPA, the Air Distribution Selling Subsidiaries sold the Company’s air distribution business, which manufactures air distribution and ventilation products for residential and non-residential buildings and air movement and control products for industrial and infrastructure applications, in each case primarily in North America. The closing of the transaction occurred on November 9, 2012, and the aggregate consideration paid to the Group in connection with the transaction was $1,123.1 million in cash (subject to certain customary adjustments after closing).

Indenture

The Issuers have issued $1,150.0 million in aggregate principal amount of Second Lien Notes under the Indenture, dated as of September 29, 2010, among the Issuers, the Company as a guarantor, certain other guarantors and Wilmington Trust, National Association (successor by merger to Wilmington Trust FSB), as trustee and as collateral agent. The Group redeemed $115.0 million of its Second Lien Notes in both September 2011 and September 2012. A tender offer was completed in July 2012, resulting in the prepayment of a further $475.0 million of the Second Lien Notes. As at December 31, 2012, the principal amount of Second Lien Notes outstanding was $445.0 million.

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

Credit Agreement

The Issuers entered into senior secured credit facilities pursuant to a Credit Agreement, dated as of July 27, 2010, as amended and restated on August 6, 2010, as further amended and restated on September 21, 2010, as further amended on September 28, 2010, as further amended on February 17, 2011, June 30, 2011, September 13, 2012 and January 18, 2013, among the Issuers, the Pinafore Holdings B.V. as a guarantor, certain other guarantors and Citibank, N.A., as administrative agent, and Citicorp USA, Inc., as collateral agent, and affiliates of the initial purchasers as agents and/or lenders. The senior secured credit facilities consist of (i) a senior secured revolving credit facility, (ii) a Term Loan A credit facility and (iii) a Term Loan B credit facility.

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at December 31, 2012, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $55.6 million. Our ability to draw under our senior secured revolving credit facility or

Pinafore Holdings B.V.

Item 10C

issue letters of credit thereunder after the closing date is conditioned upon, among other things, our delivery of prior written notice of borrowing or issuance, as applicable, our ability to reaffirm the representations and warranties contained in our credit agreement and the absence of any default or event of default under our senior secured credit facilities.

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

We may voluntarily prepay loans or reduce commitments under the senior secured credit facilities, in whole or in part, subject to minimum amounts without premium or penalty, other than in the case of certain re-pricing transactions with respect to the Term Loan B credit facility prior to January 18, 2014, which were subject to a 1% premium. If we prepay LIBOR rate loans other than at the end of an applicable interest period, it is required to reimburse the lenders for any consequential losses or expenses. We must prepay (i) the Term Loan A credit facility and Term Loan B credit facility with net cash proceeds of asset sales, casualty and condemnation events, and the incurrence of indebtedness (other than indebtedness permitted to be incurred) and (ii) the Loans in an amount equal to a percentage of excess cash flow based on a total leverage to EBITDA ratio, in each case subject to certain exceptions such as reinvestment rights.

We are required to make prepayments under our revolving credit facility at any time when, and to the extent that, the aggregate amount of the outstanding loans and letters of credit under the revolving credit facility exceeds the aggregate amount of commitments in respect of the revolving credit facility.

As at December 31, 2012, the principal amount outstanding under the Term Loan A credit facility was $98.7 million and that under the Term Loan B credit facility was $1,344.2 million.

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

Pinafore Holdings B.V.

Item 10C

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

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the purchase, ownership, and disposition of the Second Lien Notes. It deals only with Second Lien Notes held as capital assets and acquired at their original issuance for their “issue price” within the meaning of the Internal Revenue Code of 1986, as amended (the ‘Code’) (i.e. the first price at which a substantial amount of Second Lien Notes is sold to the public for cash excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). If a holder purchases Second Lien Notes at a price other than the issue price, the rules regarding the taxation of amortizable bond premium or market discount may also apply to such holder. Holders should consult their tax advisors regarding this possibility. The summary does not address special classes of holders, such as dealers in securities or currencies, life insurance companies, tax-exempt entities, persons that hold a Second Lien Note in connection with an arrangement that completely or partially hedges the Second Lien Note, securities traders that use a mark-to-market method of accounting, banks or financial institutions, persons liable for the alternative minimum tax, persons holding Second Lien Notes as part of a conversion transaction, a constructive sale or a straddle, certain former citizens or residents of the United States, entities that are treated as partnerships for United States federal income tax purposes, or United States Holders (as defined below) whose “functional currency” is not the United States dollar. The summary is based upon the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date of this Report. Such authorities may be repealed, revoked or modified so as to produce United States federal income tax consequences different from those discussed below.

Holders should consult their tax advisors concerning United States federal taxes (such as estate or gift taxes and taxes on certain investment income pursuant to the newly enacted healthcare legislation) and any state, local or foreign tax consequences in their particular situations.

Pinafore Holdings B.V.

Item 10E

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

Pinafore Holdings B.V.

Item 10E

Backup Withholding and Information Reporting

A United States Holder may be subject to a backup withholding on interest payments, on the Second Lien Notes or on the proceeds received upon the sale or other taxable disposition of such Second Lien Notes (including a redemption or retirement). Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. A United States Holder will be subject to a backup withholding tax if such holder is not otherwise exempt and:

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

Pinafore Holdings B.V.

Item 10E

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

Pinafore Holdings B.V.

Item 10E

Information Reporting and Backup Withholding

United States information reporting requirements and backup withholding will not apply to payments on a Second Lien Note to a holder that is a Non-United States Holder provided that a certification of non-United States status, as discussed above, has been received and neither the Company nor its paying agent has actual knowledge that the payee is not a Non-United States Holder. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments.

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

Pinafore Holdings B.V.

Item 10E

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

Pinafore Holdings B.V.

Item 10E

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

Pinafore Holdings B.V.

Item 10E

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

Interest rate risk

We are subject to interest rate market risk in connection with our long-term debt. Our primary interest rate exposure relates to outstanding amounts under our senior secured credit facilities. As at December 31, 2012, the principal amount outstanding under our variable rate senior secured credit facilities was $1,442.9 million. We also had additional availability of $244.4 million under the revolving portion of our senior secured credit facility. Information on the Group’s exposure to interest rate risk is presented in note 28, 30 and 34E to the Group’s consolidated financial statements.

Pinafore Holdings B.V.

Item 11

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

Disclosure Controls and Procedures

SOX Act certifications

The certifications of the CEO and CFO required under section 302 of the SOX Act, and the related rules of the SEC are filed as Exhibits 12.1 and 12.2.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as at December 31, 2012. Based on such evaluation, those officers have concluded that, as of December 31, 2012, the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

During Fiscal 2012, the Directors were not aware of any control breakdowns that resulted in a material loss to the Group.

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

Pinafore Holdings B.V.

Item 15

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

Management’s annual report on internal control over financial reporting

The management of Pinafore Holdings B.V. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for Pinafore Holdings B.V. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2012. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2012 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

/s/ James Nicol	/s/ John Zimmerman

By: James Nicol	By: John Zimmerman

Principal Executive Officer	Principal Financial Officer

March 19, 2013

Changes in internal control over financial reporting

During Fiscal 2012, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Patrick Campbell is an ‘audit committee financial expert’ as that term is defined under the rules of the SEC.

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

Pinafore Holdings B.V.

Item 16C

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

Waivers to the Code of Conduct and Ethics require the approval of the board of the relevant operating company. During Fiscal 2012 there have been no amendments to the code of ethics and no waivers have been either sought or granted. A complete copy of the Code of Conduct and Ethics can be viewed on the website www.tomkins.co.uk.

Item 16C.	Principal Accountant Fees and Services

Fees payable to the Company’s principal accountant, Deloitte LLP, and other member firms of Deloitte Touche Tohmatsu Limited were as follows:

$ million	SUCCESSOR			PREDECESSOR
	Fiscal 2012	Fiscal 2011	Q4 2010	9M 2010
Audit fees:
– Audit of the company’s accounts	0.8	0.8	1.1	—
– Audit of the accounts of the company’s subsidiaries	5.2	5.3	4.6	1.5
– Other statutory services	0.5	0.8	0.1	0.1
– Other audit fees	5.5	1.4	—	—

	12.0	8.3	5.8	1.6
Tax fees:
– Compliance services	1.3	0.8	0.1	—
– Advisory services	1.7	2.5	0.1	0.4

	3.0	3.3	0.2	0.4
All other fees	—	—	—	0.5

Total fees	15.0	11.6	6.0	2.5

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

Pinafore Holdings B.V.

Item 16F

Item 16F.	Change in a Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate governance

Not applicable.

Pinafore Holdings B.V.

Item 17

PART III

Item 17.	Financial Statements

Refer to Item 18.

Item 18.	Financial Statements

Consolidated financial statements (as referred to by Item 8A)

Pinafore Holdings B.V.

Item 19

Item 19. Exhibits

Ref.	Description

1.1	Articles of Association of Pinafore Holdings B.V.

1.2(1)	Certificate of Incorporation of Tomkins, Inc.

1.3(1)	Certificate of Amendment to Certificate of Incorporation of Tomkins, Inc.

1.4(1)	Bylaws of Tomkins, Inc.

1.5(1)	Certificate of Formation of Tomkins, LLC

1.6(1)	Certificate of Amendment to Certificate of Formation of Tomkins, LLC

1.7(1)	Amended and Restated Limited Liability Company Agreement of Tomkins, LLC

2.1(1)	Indenture, dated as of September 29, 2010, among Pinafore, LLC (now Tomkins, LLC), Pinafore, Inc. (now Tomkins, Inc.), Pinafore holdings B.V., the note guarantors named therein and Wilmington Trust FSB, as trustee.

2.2(1)	First Supplemental Indenture, dated as of November 18, 2010, among Tomkins Mauritius Company Limited, Schrader Electronics Limited, ACD Tridon Inc., Ruskin Company Canada Inc., Tomkins Automotive Canada Limited and Wilmington Trust FSB, as trustee.

2.3(1)	Second Supplemental Indenture, dated as of December 21, 2010, among Gates Engineering & Services Ltd., Gates Fleximak Ltd., Gates CIS LLC, Eifeler Maschinenbau GMBH, Gates Holding GMBH, Gates Mectrol GMBH, Tridon Clamp Products GMBH, Trion (Deutschland) GMBH and Wilmington Trust FSB, as trustee.

2.4(1)	Third Supplemental Indenture, dated as of December 23, 2010, among Gates Power Transmission Europe BVBA and Wilmington Trust FSB, as trustee.

2.5(1)	Fourth Supplemental Indenture, dated as of January 20, 2011, among Gates Engineering & Services Australia Pty Ltd CAN 142 531 244 and Wilmington Trust FSB, as trustee.

2.6(1)	Fifth Supplemental Indenture, dated as of February 23, 2011, among Schrader International Brasil Ltda., AMP Industrial Mexicana, S.A. de C.V., Aplicadores Mexicanos, S.A. de C.V., Auto Industrial de Partes, S.A. de C.V., Ruskin de México, S.A. de C.V., Tomkins Poly Belt Mexicana, S.A. de C.V., Gates Powertrain Plastik Metal Ve Makina Sanayii Ve Ticaret Limited Sirketi, Gates Guc Aktarim Sistemler Dagitim Sanayi Ve Ticaret Limited Sirketi, Gates Engineering & Services FZCO and Wilmington Trust FSB, as trustee.

2.7(1)	Sixth Supplemental Indenture, dated as of February 24, 2011, among Gates Powertrain UK Limited and Wilmington Trust FSB, as trustee.

2.8(1)	Seventh Supplemental Indenture, dated as of March 3, 2011, among Gates Engineering & Services Hamriyah FZE and Wilmington Trust FSB, as trustee.

2.9(1)	Form of 9% Senior Secured Second Lien Note due 2018 (included in Exhibit 4.2).

2.10(1)	Registration Rights Agreement, dated as of September 29, 2010, by and among Pinafore, LLC (now Tomkins, LLC), Pinafore, Inc. (now Pinafore, Inc.), Pinafore Acquisitions Limited (now Tomkins Acquisitions Limited), the other guarantors party thereto, Banc of America Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc., RBC Capital Markets Corporation and UBS Securities LLC.

2.11(1)	Eighth Supplemental Indenture, dated as of August 18, 2011, among St. Augustine Real Estate Holding LLC and Wilmington Trust, National Association, as trustee.

2.12(2)	Ninth Supplemental Indenture, dated as of December 27, 2011, among Du-Tex Properties, LLC and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee.

Pinafore Holdings B.V.

Item 19

Ref.	Description

2.13(2)	Tenth Supplemental Indenture, dated as of December 27, 2011, among Gates E&S North America, Inc. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee.

4.1(1)	Credit Agreement, dated as of July 27, 2010 as amended and restated on August 6, 2010 and as further amended and restated on September 21, 2010 among Pinafore, LLC, Pinafore, Inc., Pinafore Acquisitions Limited, the guarantors party hereto, Citibank, N.A., as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender, each lender from time to time party hereto, Banc of America Securities LLC, as Syndication Agent, Citigroup Global Markets Inc., Banc of America Securities LLC, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.2(1)	Amendment No. 3 to the Credit Agreement, dated as of September 28, 2010, among Pinafore, LLC, Pinafore, Inc., Pinafore Acquisitions Limited, the guarantors party hereto, Citibank, N.A., as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender, each lender from time to time party hereto, Banc of America Securities LLC, as Syndication Agent, Citigroup Global Markets Inc., Banc of America Securities LLC, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.3(1)	Amendment No. 4 to the Credit Agreement, dated as of February 17, 2011, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party hereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.4(1)	US Security Agreement, dated as of July 27, 2010, as amended and restated on September 21, 2010, among the grantors identified therein and Citicorp USA, Inc., as collateral agent.

4.5(1)	Supplement No. 1 to the US Security Agreement, dated as of September 29, 2010, among the grantors identified therein and Citicorp USA, Inc., as collateral agent.

4.6(1)	US Second Lien Notes Security Agreement, dated as of September 29, 2010, among the grantors identified therein and Wilmington Trust FSB, as collateral agent.

4.7(1)	Security Agreement, dated as of September 30, 2010, between the chargors named therein and Citicorp USA, Inc.

4.8(1)	Security Agreement, dated as of September 30, 2010, between the chargors named therein and Wilmington Trust FSB, as collateral agent.

4.9(1)	Amendment No. 5 to the Credit Agreement, dated as of June 30, 2011, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party hereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

Pinafore Holdings B.V.

Item 19

Ref.	Description

4.10	Stock Purchase Agreement, dated as of March 15, 2012, among Tomkins Limited, the sellers named therein and August Lux Holding Company.

4.11	Twelfth Supplemental Indenture, dated as of July 5, 2012, among Tomkins, LLC, Tomkins, Inc. and Wilmington Trust National Association, as trustee and collateral agent.

4.12	Amendment No. 6 to the Credit Agreement, dated as of September 13, 2012, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.13	Stock Purchase Agreement, dated as of September 20, 2012, among Tomkins Finance Limited, Tomkins Engineering Limited, Tomkins Overseas Investments Limited, Tomkins Investments Limited, Tomkins SC15 Limited, Tomkins Luxembourg S.à.r.l., Tomkins American Investments S.à.r.l., Tomkins Investments Company S.à.r.l., Montisk Investments Netherlands CV, Tomkins Automotive Company S.à.r.l., Tomkins Limited and QS0001 Corp.

4.14	Amendment No. 7 to the Credit Agreement, dated as of January 18, 2013, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party thereto.

4.15	Stock Purchase Agreement, dated as of September 27, 2012, among Tomkins Industries, inc., Dexter Axle Company, and Dexter Axle Acquiror Company.

7.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

8.1	List of principal trading subsidiaries of the Company.

12.1	Certification of Principal Executive Officer pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Principal Financial Officer pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13(a) – 14(b) of the Securities Exchange Act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration number 333-175137).
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Pinafore Holdings B.V.

Signature

Pinafore Holdings B.V. hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Pinafore Holdings B.V.

/s/ John Zimmerman

By: John Zimmerman

Principal Financial Officer

March 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pinafore Holdings B.V.

We have audited the accompanying consolidated balance sheets of Pinafore Holdings B.V. and subsidiaries (the ‘Company’) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods from January 1, 2012 through December 31, 2012, January 1, 2011 through December 31, 2011 and September 1, 2010 through December 31, 2010 (Successor Company operations) and for the period from January 3, 2010 through September 24, 2010 (Predecessor Company operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of Pinafore Holdings B.V. and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for the period from January 1, 2012 through December 31, 2012, January 1, 2011 through December 31, 2011 and September 1, 2010 through December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 3, 2010 through September 24, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte LLP

London, United Kingdom

February 19, 2013

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED INCOME STATEMENT

		SUCCESSOR			PREDECESSOR
	Note	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Continuing operations
Sales	5	3,037.3	3,426.4	900.2	2,443.4
Cost of sales		(1,963.6)	(2,288.3)	(733.7)	(1,640.9)

Gross profit		1,073.7	1,138.1	166.5	802.5
Distribution costs		(355.4)	(373.4)	(100.6)	(269.4)
Administrative expenses		(511.7)	(552.0)	(185.4)	(257.6)
Transaction costs	6	—	(0.6)	(78.2)	(40.1)
Impairments	7	(3.1)	(38.0)	—	—
Restructuring costs	8	(26.8)	(38.8)	(3.6)	(8.0)
Net (loss)/gain on disposals and on the exit of businesses	8	(0.6)	60.8	—	7.1
Share of profit of associates	23	0.4	1.5	1.3	1.3

Operating profit/(loss)		176.5	197.6	(200.0)	235.8

Interest expense	11	(262.5)	(334.3)	(89.4)	(67.7)
Investment income	12	68.8	65.4	17.2	44.1
Other finance expense	13	(66.7)	(5.5)	(27.1)	(2.7)
Net finance costs		(260.4)	(274.4)	(99.3)	(26.3)

(Loss)/profit before tax		(83.9)	(76.8)	(299.3)	209.5
Income tax benefit/(expense)	14	71.1	13.5	21.0	(60.2)

(Loss)/profit for the period from continuing operations		(12.8)	(63.3)	(278.3)	149.3

Discontinued operations
Profit for the period from discontinued operations	15	777.4	120.5	8.1	94.3

Profit/(loss) for the period	16	764.6	57.2	(270.2)	243.6
Non-controlling interests		(23.1)	(29.3)	(0.9)	(26.2)

Profit/(loss) for the period attributable to equity shareholders		741.5	27.9	(271.1)	217.4

*	Re-presented for a reclassification within net finance costs (see note 3A) and for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		SUCCESSOR			PREDECESSOR
	Note	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Profit/(loss) for the period		764.6	57.2	(270.2)	243.6

Other comprehensive (loss)/income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries		53.5	(62.5)	23.9	7.3
Associates		0.3	0.6	0.3	0.6
– (Loss)/gain on net investment hedges		(0.8)	3.6	(2.5)	0.5
– Reclassification to profit or loss of currency translation gain on foreign operations sold		(3.3)	—	—	—

		49.7	(58.3)	21.7	8.4
Available-for-sale investments:
– Unrealized gain/(loss) arising in the period		0.5	(0.4)	0.2	(0.1)

		0.5	(0.4)	0.2	(0.1)
Post-employment benefits:
– Net actuarial (loss)/gain	35	(104.9)	33.4	70.1	(31.3)
– Effect of the asset ceiling	35	32.3	(37.8)	(20.2)	0.3

		(72.6)	(4.4)	49.9	(31.0)

Other comprehensive (loss)/income before tax		(22.4)	(63.1)	71.8	(22.7)
Income tax benefit/(expense)	14	21.0	(4.2)	(15.9)	0.9

Other comprehensive (loss)/income		(1.4)	(67.3)	55.9	(21.8)

Comprehensive income/(loss) for the period		763.2	(10.1)	(214.3)	221.8

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations		(43.4)	(156.9)	(231.6)	99.8
Arising from discontinued operations		783.4	113.8	10.5	90.7
		740.0	(43.1)	(221.1)	190.5
– Non-controlling interests		23.2	33.0	6.8	31.3

		763.2	(10.1)	(214.3)	221.8

*	Re-presented for discontinued operations (see note 15)

An analysis of each item of other comprehensive (loss)/income by component of equity is presented in note 40.

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

		SUCCESSOR			PREDECESSOR
	Note	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Operating activities
Cash generated from operations	19	514.2	611.0	66.3	215.2
Income taxes paid		(84.3)	(104.4)	(22.3)	(66.2)
Income taxes received		8.1	15.3	1.4	45.7

Net cash inflow from operating activities		438.0	521.9	45.4	194.7

Investing activities
Purchase of property, plant and equipment		(103.3)	(108.4)	(60.2)	(90.0)
Purchase of computer software		(6.5)	(7.8)	—	(5.7)
Capitalization of development costs		(0.5)	(1.8)	(2.3)	(0.5)
Disposal of property, plant and equipment		9.2	17.5	2.7	24.6
Purchase of available-for-sale investments		(0.4)	—	—	—
Investments in associates		—	(0.4)	(0.5)	—
Sale of investments in associates		2.5	—	—	—
Purchase of interests in subsidiaries, net of cash acquired	41	(2.0)	(29.6)	(4,043.9)	(41.2)
Sale of businesses and subsidiaries, net of cash disposed	42	1,947.3	475.7	4.0	(4.0)
Interest received		2.8	2.0	1.4	13.3
Dividends received from associates		0.1	0.5	—	0.5

Net cash inflow/(outflow) from investing activities		1,849.2	347.7	(4,098.8)	(103.0)

Financing activities
Issue of shares		—	—	2,142.3	5.5
Return of share capital		(1,161.9)	—	—	—
Draw-down of bank and other loans		2.1	1.9	3,150.0	—
Repayment of bank and other loans		(896.3)	(549.7)	(460.4)	(0.8)
Premium on redemption of debt instruments		(62.6)	(3.8)	(4.6)	—
Receipts/(payments) on foreign currency derivatives		1.3	5.0	(2.2)	(20.3)
Settlement of interest rate swaps		—	—	—	64.7
Capital element of finance lease rental payments		(0.3)	(0.5)	(0.2)	(0.7)
Interest element of finance lease rental payments		(0.3)	(0.2)	—	(0.2)
Decrease/(increase) in collateralized cash		4.1	30.5	(44.9)	—
Purchase of non-controlling interest	36	—	(13.1)	—	—
Return of management investment	39	—	(0.7)	—	—
Purchase of own shares		(11.8)	(0.3)	—	(6.2)
Interest paid		(160.0)	(215.0)	(58.1)	(15.2)
Financing costs paid		(5.8)	(36.9)	(182.4)	—
Equity dividend paid		—	—	—	(56.9)
Investment by a minority shareholder in a subsidiary		2.5	1.5	11.7	—
Dividend paid to a minority shareholder in a subsidiary		(45.6)	(64.4)	—	(12.0)

Net cash (outflow)/inflow from financing activities		(2,334.6)	(845.7)	4,551.2	(42.1)

(Decrease)/increase in net cash and cash equivalents		(47.4)	23.9	497.8	49.6
Net cash and cash equivalents at the beginning of the period		474.5	452.2	—	440.2
Foreign currency translation		1.3	(1.6)	(45.6)	1.3

Net cash and cash equivalents at the end of the period		428.4	474.5	452.2	491.1

Pinafore Holdings B.V.

Group Financial Statements

Analysis of net cash and cash equivalents:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million	As at December 31, 2010 $ million
Cash and cash equivalents	431.3	480.0	459.3
Bank overdrafts	(2.9)	(5.5)	(7.1)

	428.4	474.5	452.2

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED BALANCE SHEET

	Note	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Non-current assets
Goodwill	20	1,326.1	1,585.4
Other intangible assets	21	1,450.6	1,931.2
Property, plant and equipment	22	693.2	902.9
Investments in associates	23	6.1	6.6
Trade and other receivables	25	21.0	20.1
Deferred tax assets	37	6.1	7.9
Post-employment benefit surpluses	35	0.7	6.7

		3,503.8	4,460.8

Current assets
Inventories	24	476.8	571.7
Trade and other receivables	25	629.7	728.4
Income tax recoverable		18.9	20.5
Available-for-sale investments	27	16.3	1.1
Cash and cash equivalents	28	431.3	480.0

		1,573.0	1,801.7

Assets held for sale	29	6.8	442.7

Total assets		5,083.6	6,705.2

Current liabilities
Bank overdrafts	30	(2.9)	(5.5)
Bank and other loans	30	(14.2)	(42.4)
Obligations under finance leases	31	(0.1)	(0.2)
Trade and other payables	32	(429.0)	(545.0)
Income tax liabilities		(91.7)	(85.5)
Provisions	38	(52.0)	(33.9)

		(589.9)	(712.5)

Non-current liabilities
Bank and other loans	30	(1,785.4)	(2,611.7)
Obligations under finance leases	31	(2.5)	(2.6)
Trade and other payables	32	(54.9)	(47.2)
Post-employment benefit obligations	35	(190.2)	(197.1)
Deferred tax liabilities	37	(490.8)	(650.9)
Provisions	38	(26.0)	(25.3)

		(2,549.8)	(3,534.8)

Liabilities directly associated with assets held for sale	29	—	(114.3)

Total liabilities		(3,139.7)	(4,361.6)

Net assets		1,943.9	2,343.6

Pinafore Holdings B.V.

Group Financial Statements

	Note	As at December 31, 2012 $ million	As at December 31, 2011 $ million

Capital and reserves
Share capital	39	—	—
Shares to be issued	39	—	—
Share premium account	39	984.0	2,143.3
Own shares	39	(10.8)	(0.3)
Currency translation reserve		4.6	(47.4)
Available-for-sale reserve		—	(0.1)
Accumulated surplus/(deficit)		716.8	(20.6)

Shareholders’ equity		1,694.6	2,074.9
Non-controlling interests		249.3	268.7

Total equity		1,943.9	2,343.6

The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 19, 2013.

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SUCCESSOR

	Share capital (note 39) $ million	Shares to be issued (note 39) $ million	Share premium account (note 39) $ million	Own shares (note 39) $ million	Available- for-sale reserve $ million	Currency translation reserve $ million	Accumulated surplus/ (deficit) $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at September 25, 2010	—	—	—	—	—	—	—	—	—	—

Q4 2010
(Loss)/profit for the period	—	—	—	—	—	—	(271.1)	(271.1)	0.9	(270.2)
Other comprehensive income	—	—	—	—	—	16.2	33.8	50.0	5.9	55.9

Comprehensive income/(loss)	—	—	—	—	—	16.2	(237.3)	(221.1)	6.8	(214.3)

Other changes in equity:
– Issue of shares	—	—	2,124.7	—	—	—	—	2,124.7	—	2,124.7
– Acquisition of subsidiaries	—	—	—	—	—	—	—	—	304.5	304.5
– Subscription by management	—	17.6	—	—	—	—	—	17.6	—	17.6
– Share-based incentives (including a tax benefit of $nil)	—	—	—	—	—	—	107.1	107.1	0.2	107.3

As at December 31, 2010	—	17.6	2,124.7	—	—	16.2	(130.2)	2,028.3	311.5	2,339.8

Fiscal 2011
Profit for the period	—	—	—	—	—	—	27.9	27.9	29.3	57.2
Other comprehensive (loss)/income	—	—	—	—	(0.1)	(63.6)	(7.3)	(71.0)	3.7	(67.3)

Comprehensive (loss)/income	—	—	—	—	(0.1)	(63.6)	20.6	(43.1)	33.0	(10.1)

Other changes in equity:
– Return of management interest	—	(0.7)	—	—	—	—	—	(0.7)	—	(0.7)
– Issue of B Shares	—	(16.9)	18.6	—	—	—	—	1.7	—	1.7
– Share-based incentives (including a tax benefit of $0.4 million)	—	—	—	—	—	—	89.0	89.0	0.2	89.2
– Buy-back of shares from management	—	—	—	(0.3)	—	—	—	(0.3)	—	(0.3)
– Purchase of non-controlling interest	—	—	—	—	—	—	—	—	(13.1)	(13.1)
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	—	—	1.5	1.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(64.4)	(64.4)

As at December 31, 2011	—	—	2,143.3	(0.3)	(0.1)	(47.4)	(20.6)	2,074.9	268.7	2,343.6

Pinafore Holdings B.V.

Group Financial Statements

	Share capital (note 39) $ million	Shares to be issued (note 39) $ million	Share premium account (note 39) $ million	Own shares (note 39) $ million	Available- for-sale reserve $ million	Currency translation reserve $ million	Accumulated surplus/ (deficit) $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million

Fiscal 2012
Profit for the period	—	—	—	—	—	—	741.5	741.5	23.1	764.6
Other comprehensive income/(loss)	—	—	—	—	0.1	52.0	(53.6)	(1.5)	0.1	(1.4)

Comprehensive income	—	—	—	—	0.1	52.0	687.9	740.0	23.2	763.2

Other changes in equity:
– Subscription for shares not yet issued	—	0.3	—	—	—	—	(0.3)	—	—	—
– Issue of B Shares	—	(0.3)	2.6	—	—	—	(2.3)	—	—	—
– Buy-back of shares from management	—	—	—	(11.8)	—	—	—	(11.8)	—	(11.8)
– Issue of own shares to management	—	—	—	1.3	—	—	(1.3)	—	—	—
– Cash settlement of share schemes	—	—	—	—	—	—	(0.3)	(0.3)	—	(0.3)
– Conversion of share premium to share capital	1,161.9	—	(1,161.9)	—	—	—	—	—	—	—
– Return of capital	(1,161.9)	—	—	—	—	—	—	(1,161.9)	—	(1,161.9)
– Share-based incentives (including a tax benefit of $1.2 million)	—	—	—	—	—	—	53.7	53.7	0.5	54.2
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	—	—	2.5	2.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(45.6)	(45.6)

As at December 31, 2012	—	—	984.0	(10.8)	—	4.6	716.8	1,694.6	249.3	1,943.9

An analysis of each item of other comprehensive (loss)/income by component of equity is presented in note 40.

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

PREDECESSOR

	Share capital (note 39) $ million	Share premium account (note 39) $ million	Own shares (note 39) $ million	Capital redemption reserve (note 39) $ million	Currency translation reserve $ million	Available- for-sale reserve $ million	Accumulated deficit $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at January 2, 2010	79.6	799.2	(8.2)	921.8	(93.0)	(0.9)	(161.9)	1,536.6	141.4	1,678.0

9M 2010
Profit for the period	—	—	—	—	—	—	217.4	217.4	26.2	243.6
Other comprehensive income/(loss)	—	—	—	—	3.1	(0.1)	(29.9)	(26.9)	5.1	(21.8)

Comprehensive income/(loss)	—	—	—	—	3.1	(0.1)	187.5	190.5	31.3	221.8

Other changes in equity:
– Issue of ordinary shares	0.3	15.1	—	—	—	—	—	15.4	—	15.4
– Dividends paid on ordinary shares	—	—	—	—	—	—	(56.9)	(56.9)	—	(56.9)
– Purchase of own shares	—	—	(6.2)	—	—	—	—	(6.2)	—	(6.2)
– Transfer of own shares	—	—	14.4	—	—	—	(14.4)	—	—	—
– Share-based incentives (including a tax benefit of $5.2 million)	—	—	—	—	—	—	26.4	26.4	—	26.4
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(12.0)	(12.0)

As at September 24, 2010	79.9	814.3	—	921.8	(89.9)	(1.0)	(19.3)	1,705.8	160.7	1,866.5

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

Tomkins plc was incorporated in and under the laws of the United Kingdom. On the acquisition date, Tomkins plc was re-registered as a private company and its name was changed to Tomkins Limited.

Further information on the acquisition of the group headed by Tomkins Limited (‘Tomkins’) is presented in note 41.

References in these consolidated financial statements to ‘the Group’ refer, in the periods prior to the acquisition of Tomkins, to Tomkins Limited and its subsidiaries and, in the period subsequent to the acquisition of Tomkins, to the Company and its subsidiaries.

2. Nature of operations

The Group comprises a global engineering and manufacturing business. During Fiscal 2011 and Fiscal 2012, the Group disposed of a number of its businesses and Management therefore distinguishes between those of the Group’s operating segments that are ‘ongoing’ and those that have been exited but which do not meet the conditions to be classified as discontinued operations (‘Exited’). As at December 31, 2012, the Group is comprised of two ongoing businesses: Gates and Aquatic.

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The business is comprised of four operating segments: Gates North America, Gates Europe, Middle East & Africa (‘Gates EMEA’), Gates Asia and the Pacific Regions (‘Gates APAC’) and Gates South America.

Aquatic manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

Three further operating segments, Powertrain, Other I&A and Doors & Windows, are included in continuing operations, but are classified as exited segments. Powertrain, which was sold in Fiscal 2011, specializes in powder metal and engineered powertrain components. The Other I&A businesses, Ideal, Dexter Chassis and Plews, were sold during Fiscal 2011. They manufacture a range of industrial and automotive products including gear clamps, chassis components and automotive lubrication products and repair tools. The Doors & Windows segment comprises a business that was closed during 2009.

The final three operating segments, Sensors & Valves, Dexter and Air Distribution, were sold during Fiscal 2012 and are classified as discontinued operations (see note 15).

3. Principal accounting policies

A. Basis of preparation

The consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Principal accounting policies continued

A. Basis of preparation (continued)

Board (‘IASB’) and, except as described under the heading ‘Financial instruments’, under the historical cost convention.

The Group’s accounting policies are unchanged compared with the year ended December 31, 2011.

The functional currency of the Company is the US dollar and these financial statements are accordingly presented in US dollars.

Certain comparative numbers within net finance costs have been reclassified in these consolidated financial statements. The net loss on financial liabilities held at amortized cost was previously included in other finance expense rather than in interest expense. In Fiscal 2011, $21.2 million has therefore been reclassified from other finance expense to interest expense. Prior to this reclassification interest expense from total operations in Fiscal 2011 was $318.1 million and other finance expense in Fiscal 2011 was $26.7 million. These reclassifications have had no impact on net finance costs or profit/(loss) for the period.

B. Accounting periods

Financial statements are presented for the periods preceding and succeeding the acquisition of Tomkins.

The financial statements for the periods preceding the acquisition of Tomkins, the Predecessor financial statements, comprise the consolidated financial statements of Tomkins Limited. Prior to the acquisition, Tomkins drew up its annual financial statements to the Saturday nearest December 31. Accordingly, the Predecessor financial statements are presented for the 38-week period from January 3, 2010 to September 24, 2010 (‘9M 2010’). The Predecessor financial statements do not reflect the effects of the accounting for the acquisition of Tomkins.

The financial statements for the period succeeding the acquisition, the Successor financial statements, comprise the Company’s consolidated financial statements. The Company draws up its annual financial statements to December 31. Although the Company was incorporated on September 1, 2010, it had no assets or liabilities (other than the proceeds of the shares issued on incorporation) and no operations prior to the acquisition of Tomkins. Accordingly, the Successor financial statements present the results of the Successor’s operations for the 14-week period from September 25, 2010 to December 31, 2010 (‘Q4 2010’) and for the years ended December 31, 2011 (‘Fiscal 2011’) and December 31, 2012 (‘Fiscal 2012’).

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Principal accounting policies continued

D. Associates (continued)

Associates are accounted for using the equity method whereby the investments in associates are carried in the balance sheet at cost as adjusted for changes in the Group’s share of the net assets of the associate, less any recognized impairment. Comprehensive income or losses recognized by the Company or its subsidiaries on transactions with an associate are eliminated to the extent of the Group’s interest in the associate concerned.

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

On consolidation, the results of foreign operations are translated into the Group’s presentation currency at the average exchange rate for the period and their assets and liabilities (including attributable goodwill and fair value adjustments arising on acquisition) are translated into the Group’s presentation currency at the exchange rate ruling on the balance sheet date. Currency translation differences arising on consolidation are recognized in other comprehensive income (‘OCI’) and taken to the currency translation reserve.

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

Dividend income is recognized when the shareholder’s right to receive payment has been established.

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

Consideration transferred in a business combination is measured at the aggregate of the fair values of the assets given, liabilities incurred or assumed and equity instruments issued by the Group in exchange for control over the acquired business. Acquisition- related costs are recognized in profit or loss as incurred.

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

Identifiable assets and liabilities of the acquired business are measured at their fair value at the acquisition date, except for the following that are measured in accordance with the relevant Group accounting policy:

•	pensions and other post-employment benefit arrangements;

•	equity instruments related to the replacement of share-based incentives awarded to employees of the acquired business;

•	deferred tax assets and liabilities of the acquired business; and

•	assets or disposal groups classified as held for sale.

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

K. Other intangible assets (continued)

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

Freehold land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than freehold land and assets under construction, is generally provided on a straight-line basis so as to charge the depreciable amount to profit or loss over the useful life of the asset as follows:

Freehold buildings and long-leasehold property	30 to 50 years
Short-leasehold property	Length of lease
Plant, equipment and vehicles	2 to 25 years

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

N. Impairment of long-lived assets (continued)

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Principal accounting policies continued

Q. Financial instruments (continued)

(v) Bank and other loans

Bank and other loans are initially measured at fair value, net of directly attributable transaction costs, if any, and are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument. At each reporting date, amortized cost is therefore determined as the value of estimated future cash flows discounted at the effective interest rate.

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

The Group does not generally apply hedge accounting to its ‘transactional’ foreign currency hedging relationships, such as hedges of forecast or committed transactions. It does, however, apply hedge accounting to its ‘translational’ foreign currency hedging relationships and to hedges of its interest rate exposures where it is permissible to do so under IAS 39. When hedge accounting is used, the relevant hedging relationships are classified as a fair value hedge, a cash flow hedge or, in the case of a hedge of the Group’s net investment in a foreign operation, a net investment hedge.

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

The expected return on plan assets is based on market expectations at the beginning of the period of future returns over the life of the benefit obligation. The interest cost represents the increase in the benefit obligation due to the passage of time. The discount rate used for this purposes is determined at the balance sheet date by reference to market yields on high-quality corporate bonds, where available, or on government bonds. Gains or losses on curtailments or settlements are recognized in profit or loss in the period in which the curtailment or settlement occurs.

Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in the actuarial assumptions, are recognized in OCI in the period in which they occur.

The defined benefit liability or asset recognized in the balance sheet comprises the net total for each plan of the present value of the benefit obligation,

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Principal accounting policies continued

R. Post-employment benefits (continued)

minus any past service costs not yet recognized, minus the fair value of the plan assets at the balance sheet date. Where a plan is in surplus, the asset recognized is limited to the amount of any unrecognized past service costs and the present value of any amounts that the Group expects to recover by way of refunds or a reduction in future contributions. The net total for all plans in surplus is classified as a non-current asset. The net total for all plans in deficit is classified as a non-current liability.

S. Share-based incentives

Share-based incentives are provided to employees under the Group’s share option, bonus and other share award schemes. All ongoing schemes are classified as equity-settled. The Group recognizes a compensation expense in respect of these schemes that is based on the fair value of the awards, which, where appropriate, is measured using either the Black-Scholes option-pricing formula or a Monte Carlo valuation model. Expected volatility of the price of the shares that are subject to an award is measured using the Merton model based on the volatility of the price of equivalent listed securities. Fair value is determined at the grant date and reflects market performance conditions and all non-vesting conditions. This fair value is not subsequently remeasured unless the conditions on which the award was granted are modified. If an award is modified, an additional compensation expense is recognized if and to the extent that the fair value of the modified award is higher than the fair value of the existing award both measured at the modification date.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Principal accounting policies continued

T. Provisions (continued)

determined and the plan has been communicated to the parties that may be affected by it. Gains from the expected disposal of assets are not taken into account in measuring restructuring provisions and provisions are not made for future operating losses.

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

The Group recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously-filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, the possible disallowance of tax credits and penalties. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions.

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

Deferred tax is calculated using the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates that have been enacted or substantively enacted at the end of the reporting period.

Current tax assets and current tax liabilities are offset when there is a legally enforceable right to set off the amounts and management intends to settle on a net basis. Deferred tax assets and deferred tax liabilities are offset where there is a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Principal accounting policies continued

U. Taxation (continued)

relate to income taxes levied by the same taxation authority on the same taxable entity.

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

W. Accounting pronouncements not yet adopted

Recently-issued accounting pronouncements that may be relevant to the Group’s operations but have not yet been adopted are outlined below. With the exception of IFRS 9 and ‘Improvements to IFRSs 2011’, all of these pronouncements have been endorsed for use in the European Union. Management has not yet completed its assessment of these pronouncements and is therefore not currently able to estimate reliably the impact of their adoption on the Group’s results or financial position.

IFRS 9 ‘Financial Instruments’

In November 2009, the IASB issued IFRS 9 which represents the first phase of its replacement of IAS 39 and introduces new requirements for the classification and measurement of financial assets and removes the need to separately account for certain embedded derivatives.

IFRS 9 is effective for annual periods commencing on or after January 1, 2015 with earlier adoption permitted.

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

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

During June 2012, the IASB issued amendments to ease the transitional requirements for the above suite of pronouncements by limiting the requirement to provide adjusted comparative information to only the preceding period.

These amendments are effective for annual periods beginning on or after 1 January 2013, i.e. aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

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

‘Improvements to IFRSs 2011’

In May 2012, the IASB issued a further collection of minor amendments to standards that address a number of issues, including: initial transition to IFRSs, comparative information requirements, classification of servicing equipment, tax on distributions to holders of equity instruments and the interim reporting of segment information for total assets.

The amendments are effective for annual periods beginning on or after 1 January 2013, but can be applied earlier.

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

As at December 31, 2012, the present value of the benefit obligation was $1,275.7 million. The benefit obligation is calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligation is calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As at December 31, 2012, the fair value of the plan assets was $1,116.5 million.

The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual return on the plan assets are classified as actuarial gains and losses and are recognized in other comprehensive income. During 2012, the Group recognized a net actuarial loss of $104.9 million. Further actuarial gains and losses will be recognized during the next financial year.

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

As at December 31, 2012, the carrying amount of long-lived assets was $3,469.9 million. Impairment losses may be recognized on these assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the CGUs or the discount rates that are applied to those cash flows. The sensitivity of the carrying amount of goodwill to the key assumptions underlying the value in use calculations is discussed in note 20.

D. Inventory

Inventories are stated at the lower of cost and net realizable value, with due allowance for excess, obsolete or slow-moving items. Net realizable value is based on current assessments of future demand, market conditions and new product development initiatives. As at December 31, 2012, the carrying value of inventories was $476.8 million, net of allowances of $35.8 million. Should demand for the Group’s products decline during the next financial year, additional allowances may be necessary in respect of excess or slow-moving items.

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

F. Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis. Historical data trends are used to estimate the liability for unreported incidents. As at December 31, 2012, the workers’ compensation provision amounted to $11.2 million.

Further provision may be necessary within the next financial year if the actual cost of settling claims exceeds management’s estimates.

G. Environmental liabilities

Provision is made for the estimated cost of known environmental remediation obligations in relation to the Group’s current and former manufacturing facilities. Cost estimates include the expenditure expected to be incurred in the initial remediation

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. Critical accounting estimates & judgments continued

G. Environmental liabilities (continued)

effort and, where appropriate, in the long-term monitoring of the relevant sites. Management monitors for each remediation project the costs incurred to date against expected total costs to complete and operates procedures to identify possible remediation obligations that are presently unknown.

As at December 31, 2012, the provision for environmental remediation costs amounted to $7.2 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances affecting the Group’s legal or constructive remediation obligations. The majority of the environmental provisions are currently expected to be utilized during 2013 and 2014.

H. Product warranties

Provision is made for the estimated cost of future warranty claims on the Group’s products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. As at December 31, 2012, the Group’s provision for warranty claims amounted to $12.4 million. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

The majority of the warranty provisions are expected to be utilized during 2013 and 2014, with the remainder estimated to be utilized within the next five years.

I. Product liability

Provision is made for the expected costs and liabilities in relation to product liability claims. In establishing such provisions the Group takes into account the relevant facts and circumstances of each matter and considers the advice of its legal and other professional advisers.

As at December 31, 2012, the provision for product liability claims amounted to $14.2 million. The ultimate liability for potential claims may be dependent upon the discovery of facts that are currently uncertain, the outcome of litigation proceedings and possible settlement negotiations.

J. Taxation

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

Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognized for all taxable temporary differences but, where there exist deductible temporary differences, management’s judgment is required as to whether a deferred tax asset should be recognized based on the availability of future taxable profits. As at December 31, 2012, the Group recognized net deferred tax liabilities amounting to $484.7 million. Deferred tax assets of $1,070.1 million were not recognized in respect of tax losses carried forward ($991.3 million) and tax credits carried forward ($78.8 million). It is possible that the deferred tax assets actually recoverable may differ from the amounts

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. Critical accounting estimates & judgments continued

J. Taxation (continued)

recognized if actual taxable profits differ from management’s estimates.

As at December 31, 2012, the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized was $1,134.4 million. Deferred tax liabilities have not been recognized on these temporary differences because the Group is able to control the timing of their reversal and it is not probable that they will reverse in the foreseeable future. Income tax may become payable on these temporary differences if circumstances change, for example upon the repatriation of assets from the subsidiaries concerned or on the sale or liquidation of one or more of them.

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

The Group’s internal management reports distinguish between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations. The Group’s operating segments are described in notes 2 and 15.

As described in note 15, during Fiscal 2012, the Group disposed of its Dexter and Air Distribution operating segments, which are classified as discontinued operations. Comparative information has been re-presented to reflect these classifications.

Also during Fiscal 2012, the Bathware operating segment was renamed ‘Aquatic’.

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

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Tomkins on its acquisition by the Group;

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	compensation payable to share scheme participants for the impact on their awards of the return of capital made during Fiscal 2012.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment information continued

C. Sales and adjusted EBITDA – continuing operations

	Sales				Adjusted EBITDA
	SUCCESSOR			PREDECESSOR	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Ongoing segments
Gates:
– Gates North America	1,357.9	1,287.3	308.4	844.4	312.0	305.3	71.1	209.3
– Gates EMEA	733.4	803.3	205.4	541.8	102.7	103.4	19.2	54.4
– Gates APAC	679.5	708.7	183.1	447.9	125.2	135.2	37.4	93.8
– Gates South America	152.0	156.7	37.7	109.5	11.5	4.5	3.1	16.2

	2,922.8	2,956.0	734.6	1,943.6	551.4	548.4	130.8	373.7
Aquatic	114.5	106.3	27.1	91.7	(6.3)	(4.5)	(1.2)	(1.7)
Corporate	—	—	—	—	(33.2)	(35.9)	(6.1)	(25.8)

Total ongoing	3,037.3	3,062.3	761.7	2,035.3	511.9	508.0	123.5	346.2

Exited segments
– Powertrain	—	200.2	82.2	226.4	(0.7)	28.1	15.8	25.1
– Other I&A	—	163.9	56.3	181.7	—	19.3	4.6	16.6
– Doors & Windows	—	—	—	—	(0.2)	(0.8)	(0.2)	(0.7)

Total exited	—	364.1	138.5	408.1	(0.9)	46.6	20.2	41.0

Total continuing operations	3,037.3	3,426.4	900.2	2,443.4	511.0	554.6	143.7	387.2

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment information continued

C. Sales and adjusted EBITDA – continuing operations (continued)

	Sales				Adjusted EBITDA
	SUCCESSOR			PREDECESSOR	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
By origin
US	1,201.7	1,268.2	315.9	924.1	180.9	197.7	40.8	140.9
Rest of North America	300.7	482.3	152.4	408.7	80.9	108.3	34.8	83.8
UK	84.8	100.3	27.4	68.8	(0.1)	7.6	1.2	7.4
Rest of Europe	593.6	668.3	170.4	443.6	98.4	86.9	17.4	33.6
Asia	622.0	652.2	168.7	418.9	130.2	136.2	42.1	95.5
Rest of the world	234.5	255.1	65.4	179.3	20.7	17.9	7.4	26.0

	3,037.3	3,426.4	900.2	2,443.4	511.0	554.6	143.7	387.2

By destination
US	1,216.5	1,392.9	366.2	1,055.2
Rest of North America	261.3	322.8	88.6	235.2
UK	66.1	74.7	21.4	49.8
Rest of Europe	606.2	690.6	176.6	459.3
Asia	620.2	661.1	175.2	446.9
Rest of the world	267.0	284.3	72.2	197.0

	3,037.3	3,426.4	900.2	2,443.4

*	Re-presented for discontinued operations (see note 15)

During the period, no sales originated in the Netherlands.

Sales between reporting segments and the impact of such sales on segmental adjusted EBITDA are not included in internal reports presented to the Board and have therefore not been included above.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment information continued

C. Sales and adjusted EBITDA – continuing operations (continued)

Reconciliation of the profit or loss for the period to adjusted EBITDA:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Profit/(loss) for the period	764.6	57.2	(270.2)	243.6
Profit for the period from discontinued operations	(777.4)	(120.5)	(8.1)	(94.3)

(Loss)/profit for the period from continuing operations	(12.8)	(63.3)	(278.3)	149.3
Income tax (benefit)/expense	(71.1)	(13.5)	(21.0)	60.2

(Loss)/profit before tax	(83.9)	(76.8)	(299.3)	209.5
Net finance costs	260.4	274.4	99.3	26.3

Operating profit/(loss)	176.5	197.6	(200.0)	235.8
Amortization	124.2	128.0	35.4	11.2
Depreciation	112.7	134.1	37.4	83.1

EBITDA	413.4	459.7	(127.2)	330.1
Inventory uplift	—	—	125.7	—
Share-based incentives	44.4	78.3	63.4	16.1
Transaction costs	—	0.6	78.2	40.1
Impairments (see note 7)	3.1	38.0	—	—
Restructuring costs (see note 8)	26.8	38.8	3.6	8.0
Net loss/(gain) on disposals and on the exit of businesses (see note 8)	0.6	(60.8)	—	(7.1)
Compensation for the impact of the return of capital on share-based incentive scheme awards (see note 9)	22.7	—	—	—

Adjusted EBITDA	511.0	554.6	143.7	387.2

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment information continued

D. Non-current assets (continued)

The geographic analysis of long-lived assets (goodwill and other intangible assets, and property, plant and equipment) and investments in associates, other than those included in assets held for sale, was as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
By location
US	1,514.3	2,386.3
Rest of North America	547.0	541.1
UK	80.8	100.0
Rest of Europe	478.6	490.6
Asia	720.0	758.6
Rest of the world	135.3	149.5

	3,476.0	4,426.1

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment information continued

D. Non-current assets (continued)

Capital expenditure, depreciation and amortization in respect of long-lived assets was as follows:

SUCCESSOR

	Fiscal 2012			Fiscal 2011*			Q4 2010*
	Capital expenditure $ million	Depreciation $ million	Amortization $ million	Capital expenditure $ million	Depreciation $ million	Amortization $ million	Capital expenditure $ million	Depreciation $ million	Amortization $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	37.5	41.8	68.5	26.9	43.9	67.5	12.2	10.4	19.2
– Gates EMEA	15.8	24.7	22.9	13.3	26.7	24.2	6.1	7.9	6.1
– Gates APAC	23.4	31.5	27.6	29.9	30.1	28.0	15.9	7.4	7.2
– Gates South America	4.4	6.7	3.1	4.9	7.7	3.5	3.6	2.1	0.9

	81.1	104.7	122.1	75.0	108.4	123.2	37.8	27.8	33.4
Aquatic	1.7	6.4	1.6	0.5	7.6	1.6	0.1	2.1	0.5
Corporate	0.8	1.6	0.5	2.3	0.4	0.4	0.2	—	—

Total ongoing	83.6	112.7	124.2	77.8	116.4	125.2	38.1	29.9	33.9

Exited segments
– Powertrain	—	—	—	12.8	14.7	1.6	9.3	5.5	0.8
– Other I&A	—	—	—	1.5	3.0	1.2	1.0	2.0	0.7

Total exited	—	—	—	14.3	17.7	2.8	10.3	7.5	1.5

Total continuing operations	83.6	112.7	124.2	92.1	134.1	128.0	48.4	37.4	35.4

Discontinued operations
– Sensors & Valves	5.3	—	—	8.7	12.9	5.8	4.9	6.5	2.9
– Dexter	5.8	3.5	3.9	2.9	7.0	7.6	1.0	1.9	2.1
– Air Distribution	15.1	17.0	7.9	12.5	29.7	14.8	5.9	8.2	3.8

Total discontinued operations	26.2	20.5	11.8	24.1	49.6	28.2	11.8	16.6	8.8

Total Group	109.8	133.2	136.0	116.2	183.7	156.2	60.2	54.0	44.2

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment information continued

D. Non-current assets (continued)

PREDECESSOR

	9M 2010*
	Capital expenditure $ million	Depreciation $ million	Amortization $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	14.2	23.2	4.7
– Gates EMEA	7.4	16.7	2.0
– Gates APAC	25.9	15.2	3.7
– Gates South America	2.0	3.0	0.1

	49.5	58.1	10.5
Aquatic	2.9	5.3	—
Corporate	3.9	0.2	0.2

Total ongoing	56.3	63.6	10.7

Exited segments
– Powertrain	16.7	14.7	—
– Other I&A	1.7	4.8	0.5

Total exited	18.4	19.5	0.5

Total continuing operations	74.7	83.1	11.2

Discontinued operations
– Sensors & Valves	8.1	15.2	0.8
– Dexter	1.9	4.6	0.3
– Air Distribution	11.0	17.2	4.7

Total discontinued operations	21.0	37.0	5.8

Total Group	95.7	120.1	17.0

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Transaction costs

Transaction costs may be analyzed as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010* $ million
Acquisition of Tomkins:
– Acquisition-related costs	—	0.4	78.2	—
– Costs incurred by Tomkins	—	—	—	40.9

	—	0.4	78.2	40.9
Other acquisitions	—	0.2	—	0.6

	—	0.6	78.2	41.5

Continuing operations	—	0.6	78.2	40.1
Discontinued operations	—	—	—	1.4

	—	0.6	78.2	41.5

*	Re-presented for discontinued operations (see note 15)

7. Impairments

In Fiscal 2012, the Group recognized total impairments of $6.5 million, including $2.7 million in respect of property, plant and equipment in relation to the closure of the Charleston plant within Gates North America, and, within discontinued operations, $2.6 million relating to impairments of the Group’s investments in two of its associates.

In Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in relation to Aquatic, representing the entire goodwill allocated to this segment (see note 20).

Also during Fiscal 2011, an impairment of $0.7 million was recognized in relation to Schrader Duncan Limited (‘Schrader Duncan’), an associate that is listed on the Mumbai Stock Exchange and which is included within the discontinued Sensors & Valves segment.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. Impairments continued

	SUCCESSOR									PREDECESSOR
	Fiscal 2012				Fiscal 2011*				Q4 2010*	9M 2010*
	Other Receivables $ million	Investment in associates $ million	Property, plant and equipment $ million	Total $ million	Goodwill $ million	Investment in associates $ million	Property, plant and equipment $ million	Total $ million	Total $ million	Total $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	—	—	2.4	2.4	—	—	0.1	0.1	—	—
– Gates EMEA	—	—	0.2	0.2	—	—	—	—	—	—

	—	—	2.6	2.6	—	—	0.1	0.1	—	—
Aquatic	—	—	—	—	36.9	—	0.6	37.5	—	—

Corporate	0.4	—	—	0.4	—	—	—	—	—	—

Total ongoing	0.4	—	2.6	3.0	36.9	—	0.7	37.6	—	—

Exited segments
– Other I&A	—	—	0.1	0.1
– Doors & Windows	—	—	—	—	—	—	0.4	0.4	—	—

Total continuing operations	0.4	—	2.7	3.1	36.9	—	1.1	38.0	—	—

Discontinued operations
– Sensors & Valves	—	1.0	—	1.0	—	0.7	0.8	1.5	—	—
– Dexter	—	—	0.3	0.3	—	—	—	—	—	—
– Air Distribution	—	1.6	0.5	2.1	—	—	—	—	—	—

Total discontinued operations	—	2.6	0.8	3.4	—	0.7	0.8	1.5	—	—

Total Group	0.4	2.6	3.5	6.5	36.9	0.7	1.9	39.5	—	—

*	Re-presented for discontinued operations (see note 15)

8. Restructuring initiatives

A. Restructuring costs

During Fiscal 2012, restructuring costs amounting to $26.8 million were recognized in continuing operations, of which $11.3 million related to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across the Gates businesses. A further $5.1 million, comprising primarily of severance costs, was incurred on business and executive reorganization in North America. Also during Fiscal 2012, costs of $5.6 million were incurred in relation to the closure of the Charleston plant within Gates North America.

During Fiscal 2011, the Group recognized restructuring costs of $38.8 million in continuing operations, principally in relation to Project Sierra. In addition, $5.8 million of costs were recognized in relation to severance costs due to reorganizations across the Gates businesses and in the Corporate segment. These costs were partially offset by the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division of Stackpole, which comprises the Powertrain operating segment, following the recovery in the demand for its products.

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

B. Disposals and exit of businesses

The disposals of non-core businesses made by the Group during Fiscal 2012 included the following disposals:

•

On April 27, 2012, the Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together with the investment in Schrader Duncan Limited (see below), constituted the Sensors & Valves operating segment. The businesses were sold for $519.4 million, including $14.4 million in relation to a non-controlling equity interest in the acquiring entity, which has been classified as an available-for-sale investment. The Group recognized a net gain of $159.4 million in relation to this disposal.

•

On April 12, 2012, the Group sold its 50% interest in one of its associates, Schrader Duncan Limited, to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million, which approximated to the carrying amount of the investment, resulting in no net gain or loss on disposal.

•

On November 1, 2012, the Group concluded the sale of the businesses comprising the Dexter segment to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of $358.6 million (subject to certain customary post-closing adjustments), recognizing a net gain on disposal of $68.8 million.

•

On November 9, 2012, the Group concluded the sale of the businesses comprising the Air Distribution segment to CPPIB (one of its Sponsors) for a cash consideration of $1,123.1 million (subject to certain customary post-closing adjustments), recognizing a net gain on disposal of $519.5 million.

During Fiscal 2011, a net gain on the disposal and exit of businesses of $60.9 million was recognized, principally in relation to the disposal of Ideal during October 2011.

During 9M 2010, the Group recognized a net gain of $9.6 million on the disposal of property, plant and equipment, principally as a consequence of the restructuring of Aquatic and the closure of Doors & Windows. However, a loss of $3.3 million was recognized in relation to the disposal of a subsidiary that took place in 2008 and on the disposal of Hydrolink’s operations in Kazakhstan (included in the Gates EMEA operating segment).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. Restructuring initiatives continued

B. Disposals and exit of businesses (continued)

SUCCESSOR

	Fiscal 2012		Fiscal 2011*		Q4 2010*
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	(17.8)	—	(26.8)	1.1	0.9	—
– Gates EMEA	(2.5)	0.2	(11.0)	0.4	1.3	—
– Gates APAC	(5.4)	—	(3.9)	(0.1)	—	—
– Gates South America	(1.4)	—	(2.5)	—	—	—

	(27.1)	0.2	(44.2)	1.4	2.2	—
Aquatic	(0.7)	—	0.1	—	—	—
Corporate	—	—	(4.1)	4.8	(2.0)	—

Total ongoing	(27.8)	0.2	(48.2)	6.2	0.2	—

Exited segments
– Powertrain	1.0	—	9.7	—	(3.2)	—
– Other I&A	—	(0.8)	0.1	54.6	(0.1)	—
– Doors & Windows	—	—	(0.4)	—	(0.5)	—

Total exited	1.0	(0.8)	9.4	54.6	(3.8)	—

Total continuing operations	(26.8)	(0.6)	(38.8)	60.8	(3.6)	—

Discontinued operations
– Sensors & Valves	—	159.4	—	—	1.7	—
– Dexter	(0.1)	68.8	(0.2)	0.1	(0.1)	—
– Air Distribution	(0.7)	520.6	(1.2)	—	—	—

Total discontinued operations	(0.8)	748.8	(1.4)	0.1	1.6	—

Total Group	(27.6)	748.2	(40.2)	60.9	(2.0)	—

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. Restructuring initiatives continued

B. Disposals and exit of businesses (continued)

PREDECESSOR

	9M 2010*
	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	(3.3)	6.0
– Gates EMEA	(4.3)	(1.7)

	(7.6)	4.3
Aquatic	(0.1)	3.2

Corporate	—	(2.3)

Total ongoing	(7.7)	5.2

Exited segments
– Powertrain	(1.6)	—
– Other I&A	(0.8)	—
– Doors & Windows	2.1	1.9

Total exited	(0.3)	1.9

Total continuing operations	(8.0)	7.1

Discontinued operations
– Dexter	(0.3)	—
– Air Distribution	(1.7)	(0.8)

Total discontinued operations	(2.0)	(0.8)

Total Group	(10.0)	6.3

*	Re-presented for discontinued operations (see note 15)

9. Compensation for the impact of the return of capital on share-based incentive scheme awards

On December 18, 2012, the Company returned capital to its shareholders totaling $1.2 billion, which was funded largely by the proceeds received from the disposals of the Air Distribution and Dexter businesses that were concluded in November 2012.

In anticipation of this return of capital, certain equitable adjustments were made to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments included cash payable of $22.7 million to the holders of Replacement Options, which has been recognized within administrative expenses as an employee cost.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Employees

The average number of persons employed by the Group was as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 Number	Fiscal 2011* Number	Q4 2010* Number	9M 2010* Number
Continuing operations
Ongoing segments
Gates:
– Gates North America	6,471	6,187	6,145	5,709
– Gates EMEA	3,219	3,365	3,407	3,168
– Gates APAC	3,817	3,785	3,707	3,397
– Gates South America	942	909	942	832

	14,449	14,246	14,201	13,106
Aquatic	667	700	739	895
Corporate	96	112	133	146

Total ongoing	15,212	15,058	15,073	14,147

Exited segments
– Powertrain	—	911	1,538	1,486
– Other I&A	—	1,042	1,584	1,548

Total exited	—	1,953	3,122	3,034

Total continuing operations	15,212	17,011	18,195	17,181

Discontinued operations
– Sensors & Valves	681	2,204	2,140	2,078
– Dexter	1,083	1,220	1,111	1,140
– Air Distribution	5,565	6,514	6,736	6,682

Total discontinued operations	7,329	9,938	9,987	9,900

Total Group	22,541	26,949	28,182	27,081

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Employees continued

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 Number	Fiscal 2011* Number	Q4 2010* Number	9M 2010* Number
By location
US	10,153	11,789	12,284	11,770
Rest of North America	3,246	4,455	5,170	5,275
UK	1,042	1,815	1,799	1,721
Rest of Europe	2,300	2,751	2,806	2,573
Asia	4,162	4,372	4,353	4,091
Rest of the world	1,638	1,767	1,770	1,651

	22,541	26,949	28,182	27,081

Continuing operations	15,212	17,011	18,195	17,181
Discontinued operations	7,329	9,938	9,987	9,900

	22,541	26,949	28,182	27,081

*	Re-presented for discontinued operations (see note 15)

Staff costs recognized in profit or loss during the period were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Wages and salaries	810.5	980.8	281.2	714.4
Social security costs	93.9	118.0	25.9	88.6
Pensions (see note 35)	31.2	32.0	10.4	26.8
Other post-employment benefits (see note 35)	0.1	0.1	—	(1.7)
Share-based incentives (see note 36)	53.0	88.8	81.3	21.2
Compensation for the impact of the return of capital on share-based incentive scheme awards (see note 9)	22.7	—	—	—
Termination benefits	16.6	8.1	0.9	10.4

	1,028.0	1,227.8	399.7	859.7

Continuing operations	739.6	839.3	293.5	586.9
Discontinued operations	288.4	388.5	106.2	272.8

	1,028.0	1,227.8	399.7	859.7

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Interest expense

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Borrowings:
– Interest on bank overdrafts	0.1	0.7	—	6.0
– Interest on bank and other loans:
Term loans	104.8	126.7	38.4	—
Other bank loans	2.9	2.9	—	0.5
Second Lien Notes	76.2	109.4	27.9	—
2011 Notes	—	6.2	1.9	13.3
2015 Notes	1.4	1.5	3.3	17.2
– Interest on interest rate swaps in designated hedging relationships:
Payable	—	—	—	11.5
Receivable	—	—	—	(30.5)

	185.4	247.4	71.5	18.0
Interest element of finance lease rentals	0.3	0.2	—	0.2
Net loss on financial liabilities held at amortized cost	15.9	21.2	—	—
Other interest payable	6.9	6.1	4.0	3.2

	208.5	274.9	75.5	21.4
Post-employment benefits:
– Interest cost on benefit obligation (see note 35)	59.2	64.4	15.4	50.4

	267.7	339.3	90.9	71.8

Continuing operations	262.5	334.3	89.4	67.7
Discontinued operations	5.2	5.0	1.5	4.1

	267.7	339.3	90.9	71.8

*	Re-presented for a reclassification within net finance costs (see note 3A) and for discontinued operations (see note 15)

Details of the bank and other loans are presented in note 30.

Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

From time to time, interest rate swaps are used to manage the interest rate profile of the Group’s borrowings. Net interest payable or receivable on such interest rate swaps is therefore included in interest expense.

During Fiscal 2012 and Fiscal 2011, the Group changed its estimates of the future cash flows relating to certain of its borrowings that are held at amortized cost. The changes were driven primarily by the impacts of the various debt reductions made during these periods and expected to be made in future periods. As a result of these changes and certain other adjustments relating the Group’s borrowings, the amortized cost of the affected borrowings increased by $15.9 million (Fiscal 2011: $21.2 million) and a corresponding loss was recognized in interest expense.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. Investment income

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Interest on bank deposits	2.4	3.6	1.3	2.4
Other interest receivable	0.6	1.2	1.1	1.1

	3.0	4.8	2.4	3.5
Post-employment benefits:
– Expected return on plan assets (see note 35)	71.7	67.1	16.3	44.7

	74.7	71.9	18.7	48.2

Continuing operations	68.8	65.4	17.2	44.1
Discontinued operations	5.9	6.5	1.5	4.1

	74.7	71.9	18.7	48.2

*	Re-presented for discontinued operations (see note 15)

13. Other finance expense

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010 $ million	9M 2010 $ million
Derivative financial instruments:
– Loss on derivatives in designated hedging relationships	—	—	—	(1.7)
– (Loss)/gain on embedded derivatives	(5.4)	(7.5)	22.9	—
Currency translation gain/(loss) on hedging instruments	2.6	4.6	(1.5)	(1.0)
Costs incurred on the prepayment of borrowings	(63.9)	(3.8)	(0.9)	—
Gain on early settlement of loan note receivable	—	1.2	—	—
Currency translation loss on the acquisition of Tomkins	—	—	(47.6)	—

	(66.7)	(5.5)	(27.1)	(2.7)

*	Re-presented for a reclassification within net finance costs (see note 3A)

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. Other finance expense continued

As explained in note 30, during Fiscal 2012, the Group made repayments against the principal amounts outstanding under certain of its debt facilities. In total, $888.9 million (Fiscal 2011: $519.1 million; Q4 2010: $462.2 million) of the principal amount of these facilities was repaid at a cost of $952.8 million (Fiscal 2011: $522.9 million; Q4 2010: $466.8 million).

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

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Income tax (benefit)/expense

A. Income tax recognized in profit or loss

				PREDECESSOR
				9M 2010* $ million
Current tax
Domestic corporation tax - Predecessor
UK corporation tax on profits for the period				0.3
Adjustments in respect of prior periods				(0.3)

Total UK tax				—

	SUCCESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million
Domestic corporation tax - Successor
Dutch corporation tax on profits for the period	—	—	—

Total Dutch tax	—	—	—

Overseas tax on profits for the period	85.5	80.6	23.2	72.6
Increase/(decrease) in provision for uncertain tax positions	14.9	(16.1)	(6.2)	(15.5)
Adjustments in respect of prior periods	0.7	(7.1)	0.1	(1.4)

Total overseas tax	101.1	57.4	17.1	55.7

Total current tax	101.1	57.4	17.1	55.7

Deferred tax
Origination or reversal of temporary differences	35.2	(28.2)	(136.5)	22.6
Utilization of previously unrecognized tax losses	(146.4)	(21.4)	(117.2)	(35.3)
Tax losses in the period not recognized	61.1	8.5	198.8	21.3
Adjustments in respect of prior periods	(8.4)	3.2	(0.7)	(0.5)
Other changes in unrecognized deferred tax assets	(10.2)	(22.4)	5.6	(1.8)

Total deferred tax	(68.7)	(60.3)	(50.0)	6.3

Income tax expense/(benefit) for the period	32.4	(2.9)	(32.9)	62.0

Continuing operations	(71.1)	(13.5)	(21.0)	60.2
Discontinued operations	103.5	10.6	(11.9)	1.8

	32.4	(2.9)	(32.9)	62.0

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Income tax (benefit)/expense continued

A. Income tax recognized in profit or loss (continued)

The income tax expense/(benefit) for the period recognized in profit or loss differs from the product of the profit/(loss) before tax for the period and the applicable rate of corporation tax as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Profit/(loss) before tax:
– Continuing operations	(83.9)	(76.8)	(299.3)	209.5
– Discontinued operations	880.9	131.1	(3.8)	96.1

	797.0	54.3	(303.1)	305.6

Predecessor UK corporation tax at 26% on profit before tax				85.6
Successor Dutch corporation tax at 25% (Fiscal 2011: 25%; Q4 2010: 25.5%) on profit/(loss) before tax	199.3	13.6	(77.3)
Permanent differences	(137.1)	(18.9)	(22.2)	0.9
Adjustment in respect of prior periods	(7.7)	(3.9)	(0.6)	(2.2)
Increase/(decrease) in provisions for uncertain tax positions	14.8	(14.5)	(6.2)	(15.5)
Effect of different tax rates on overseas profits	29.4	44.6	(19.3)	13.3
Foreign tax credits	(6.8)	9.5	(1.1)	(1.9)
Temporary differences on investment in subsidiaries	36.0	2.0	6.6	(2.3)
Tax losses in the period not recognized	61.1	8.5	198.8	21.3
Utilization of previously unrecognized tax losses	(146.4)	(21.4)	(117.2)	(35.4)
Other changes in unrecognized deferred tax assets	(10.2)	(22.4)	5.6	(1.8)

Income tax expense/(benefit) for the period	32.4	(2.9)	(32.9)	62.0

*	Re-presented for discontinued operations (see note 15)

Permanent differences recognized during Fiscal 2012 related primarily to net capital gains on the disposal of certain businesses that are exempt from tax as a result of statutory exemptions from the taxation of capital gains. Deferred tax assets amounting to $61.1 million (Fiscal 2011: $8.5 million; Q4 2010: $198.8 million; 9M 2010: $21.3 million) were not recognized on tax losses arising during the period because it was not considered probable that the taxable entities concerned would generate sufficient taxable profits in the foreseeable future against which the losses may be utilized. However as a consequence of the disposal of businesses during Fiscal 2012, it

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Income tax (benefit)/expense continued

A. Income tax recognized in profit or loss (continued)

was possible to utilize in other taxable entities previously unrecognized tax losses amounting to $146.4 million. Similarly, in Q4 2010, as a consequence of the acquisition of Tomkins, it was possible to utilize previously unrecognized tax losses amounting to $117.2 million.

B. Income tax (benefit)/expense recognized outside profit and loss

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Income tax on items recognized in other comprehensive income
(Loss)/gain on net investment hedges	(1.8)	0.8	—	—
Net actuarial (loss)/gain	(19.4)	3.5	15.8	(0.9)
Available-for-sale investments:
– Unrealized gain/(loss) arising in the period	0.2	(0.1)	0.1	—

	(21.0)	4.2	15.9	(0.9)

Income tax on items recognized directly in equity
Share-based incentives	(1.2)	(0.4)	—	(5.2)

Income tax (benefit)/expense recognized outside profit or loss	(22.2)	3.8	15.9	(6.1)

15. Discontinued operations

A. Background

On November 9, 2012, the Group sold its Air Distribution segment to CPPIB, a related party, for a cash consideration of $1,123.1 million (subject to certain customary post-closing adjustments). The Air Distribution segment supplies a wide range of air distribution products and systems, including grilles, registers and diffusers, dampers and fans, for the non-residential construction and residential construction end markets, mainly in North America, but with an increasing presence in India, Thailand, China, Europe and the Middle East. The Group sells its products through a range of distribution channels, principally to suppliers to the construction industry, building contractors, original equipment manufacturers and retailers for both the new build and refurbishment sectors.

During the second quarter of 2012, management began actively seeking prospective buyers for its Dexter Axle business, which comprises the Dexter operating segment. Dexter is a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business sells its products directly to original equipment manufacturers and through national distributors. On November 1, 2012, the Group concluded the sale of the businesses comprising the Dexter segment to an affiliate of The

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. Discontinued operations continued

A. Background (continued)

Sterling Group, a Houston-based private equity firm, for a cash consideration of $358.6 million (subject to certain customary post-closing adjustments).

Comparative information for Fiscal 2011, Q4 2010 and 9M 2010 has been re-presented to reflect the classification of the Air Distribution and Dexter operating segments as discontinued operations.

During Q2 2011, management began to seek buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

The Group concluded the disposal of the Schrader businesses on April 27, 2012 for a total consideration of $519.4 million, which included $14.4 million in relation to a non-controlling equity interest in the acquiring entity. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction as the Group had sold this investment on April 12, 2012 to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

In 9M 2010, the Group recognized an additional net loss of $7.2 million in relation to discontinued operations that were sold in previous years.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. Discontinued operations continued

B. Results and cash flows

The profit for the period from discontinued operations may be analyzed as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Profit for the period
Sales	1,204.4	1,615.1	389.0	1,121.3
Cost of sales	(835.6)	(1,161.3)	(304.4)	(796.8)

Gross profit	368.8	453.8	84.6	324.5
Distribution costs	(125.8)	(162.6)	(44.0)	(113.0)
Administrative expenses	(107.3)	(157.8)	(45.4)	(100.6)
Transactions costs	—	—	—	(1.4)
Impairments	(3.4)	(1.5)	—	—
Net restructuring costs	(0.8)	(1.4)	1.6	(2.0)
Net gain/(loss) on disposals and on the exit of businesses	1.1	0.1	—	(0.8)
Share of loss of associates	(0.1)	(1.0)	(0.6)	(2.6)

Operating profit/(loss)	132.5	129.6	(3.8)	104.1
Interest expense	(5.2)	(5.0)	(1.5)	(4.1)
Investment income	5.9	6.5	1.5	4.1

Profit/(loss) before tax	133.2	131.1	(3.8)	104.1
Income tax (expense)/benefit	(53.9)	(10.6)	11.9	(2.6)

Profit after tax	79.3	120.5	8.1	101.5

Profit/(loss) on disposal of discontinued operations
Profit/(loss) before tax	747.7	—	—	(8.0)
Income tax (expense)/benefit	(49.6)	—	—	0.8

Profit/(loss) after tax	698.1	—	—	(7.2)

Profit for the period from discontinued operations	777.4	120.5	8.1	94.3

*	Re-presented for discontinued operations

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. Discontinued operations continued

B. Results and cash flows (continued)

Cash flows arising from discontinued operations during the period were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Cash inflow from operating activities	120.3	230.5	73.6	72.2
Cash outflow from investing activities	(25.1)	(25.3)	(13.6)	(53.2)
Cash (outflow)/inflow from financing activities	(1.7)	0.9	(0.2)	(0.3)

Net increase in net cash and cash equivalents	93.5	206.1	59.8	18.7

*	Re-presented for discontinued operations

C. Sales and adjusted EBITDA

The sales and adjusted EBITDA of discontinued operations may be analyzed as follows:

	Sales				Adjusted EBITDA
	SUCCESSOR			PREDECESSOR	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Operating segment
Sensors & Valves	147.9	450.8	107.9	294.3	21.8	76.0	17.4	44.5
Dexter	273.3	281.4	54.4	190.8	44.6	40.5	7.5	31.2
Air Distribution	783.2	882.9	226.7	636.2	110.1	104.2	22.6	80.5

	1,204.4	1,615.1	389.0	1,121.3	176.5	220.7	47.5	156.2

By origin
US	999.5	1,150.0	277.0	821.8	145.6	146.5	31.1	111.5
Rest of North America	34.0	39.7	11.4	26.1	7.6	10.4	2.7	5.6
UK	116.4	297.1	68.9	184.1	17.4	44.8	9.4	25.5
Rest of Europe	24.2	71.2	17.8	49.3	3.6	12.6	3.0	9.3
Asia	20.3	24.9	5.6	15.0	2.6	5.2	0.7	2.1
Rest of the world	10.0	32.2	8.3	25.0	(0.3)	1.2	0.6	2.2

	1,204.4	1,615.1	389.0	1,121.3	176.5	220.7	47.5	156.2

By destination
US	1,010.1	1,260.5	301.7	893.2
Rest of North America	85.0	122.1	29.5	68.8
UK	23.7	29.3	7.5	21.3
Rest of Europe	34.8	99.5	25.1	68.8
Asia	32.2	53.9	11.7	32.9
Rest of the world	18.6	49.8	13.5	36.3

	1,204.4	1,615.1	389.0	1,121.3

*	Re-presented for discontinued operations

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. Discontinued operations continued

D. Reconciliation to adjusted EBITDA

Reconciliation of profit for the period from discontinued operations to adjusted EBITDA:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
Profit for the period from discontinued operations	777.4	120.5	8.1	94.3
(Profit)/loss on disposal of discontinued operations	(698.1)	—	—	7.2

Profit for the period	79.3	120.5	8.1	101.5
Income tax expense/(benefit)	53.9	10.6	(11.9)	2.6

Profit/(loss) before tax	133.2	131.1	(3.8)	104.1
Net finance income	(0.7)	(1.5)	—	—

Operating profit/(loss)	132.5	129.6	(3.8)	104.1
Amortization	11.8	28.2	8.8	5.8
Depreciation	20.5	49.6	16.6	37.0

EBITDA	164.8	207.4	21.6	146.9
Inventory uplift	—	—	18.5	—
Share-based incentives	8.6	10.5	9.0	5.1
Transaction costs	—	—	—	1.4
Impairments	3.4	1.5	—	—
Net restructuring costs	0.8	1.4	(1.6)	2.0
Net (gain)/loss on disposals and on the exit of businesses	(1.1)	(0.1)	—	0.8

Adjusted EBITDA	176.5	220.7	47.5	156.2

*	Re-presented for discontinued operations

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. Operating profit/(loss)

Operating profit/(loss) is stated after charging/(crediting):

	Continuing operations $ million	Discontinued operations $ million	Total $ million
SUCCESSOR
Fiscal 2012
Inventories:
– Cost of inventories	952.4	477.8	1,430.2
– Write-down of inventories	11.9	3.4	15.3
Staff costs (see note 10)	739.6	288.4	1,028.0
Amortization of other intangible assets (see note 21)	124.2	11.8	136.0
Depreciation of property, plant and equipment (see note 22)	112.7	20.5	133.2
Research and development costs	50.3	11.2	61.5
Government grants:
– Revenue	(1.2)	(1.0)	(2.2)
– Capital	—	(0.2)	(0.2)
Net foreign exchange losses/(gains)	0.8	(1.6)	(0.8)

Fiscal 2011*
Inventories:
– Cost of inventories	1,207.1	661.3	1,868.4
– Write-down of inventories	10.2	3.4	13.6
Staff costs (see note 10)	839.3	388.5	1,227.8
Amortization of other intangible assets (see note 21)	128.0	28.2	156.2
Depreciation of property, plant and equipment (see note 22)	134.1	49.6	183.7
Research and development costs	56.6	22.7	79.3
Government grants:
– Revenue	(0.8)	(3.7)	(4.5)
– Capital	—	(0.2)	(0.2)
Net foreign exchange losses/(gains)	3.6	(0.3)	3.3

Q4 2010*
Inventories:
– Cost of inventories	442.6	160.9	603.5
– Write-down of inventories	5.7	(3.5)	2.2
Staff costs (see note 10)	293.5	106.2	399.7
Amortization of other intangible assets	35.4	8.8	44.2
Depreciation of property, plant and equipment	37.4	16.6	54.0
Research and development costs	15.9	4.9	20.8
Government grants:
– Revenue	(0.5)	(0.8)	(1.3)
Net foreign exchange gains	(1.4)	(0.9)	(2.3)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. Operating profit/(loss) continued

	Continuing operations $ million	Discontinued operations $ million	Total $ million
PREDECESSOR
9M 2010*
Inventories:
– Cost of inventories	739.1	430.0	1,169.1
– Write-down of inventories	17.6	1.1	18.7
Staff costs (see note 10)	586.9	272.8	859.7
Amortization of other intangible assets	11.2	5.8	17.0
Depreciation of property, plant and equipment	83.1	37.0	120.1
Research and development costs	47.7	14.6	62.3
Government grants:
– Revenue	(0.3)	(0.9)	(1.2)
– Capital	—	(0.1)	(0.1)
Net foreign exchange gains	(4.2)	(1.4)	(5.6)

*	Re-presented for discontinued operations (see note 15)

17. Dividends on ordinary shares

PREDECESSOR
9M 2010 $ million
Recognized in the period
Final dividend for the prior period of 6.50c per share	56.9

56.9

Dividends were paid by the Predecessor on ordinary shares in Tomkins plc. During Fiscal 2012, no dividends were paid by the Successor (Fiscal 2011: $nil; Q4 2010: $nil).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. Auditor’s remuneration

Fees payable to the Company’s auditor, Deloitte LLP, and other member firms of Deloitte Touche Tohmatsu Limited were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Audit fees:
– Audit of the company’s accounts	0.8	0.8	1.1	—
– Audit of the accounts of the company’s subsidiaries	5.2	5.3	4.6	1.5
– Other statutory services	0.5	0.8	0.1	0.1
– Other audit fees	5.5	1.4	—	—

	12.0	8.3	5.8	1.6
Tax fees:
– Compliance services	1.3	0.8	0.1	—
– Advisory services	1.7	2.5	0.1	0.4

	3.0	3.3	0.2	0.4
All other fees	—	—	—	0.5

Total fees	15.0	11.6	6.0	2.5

Fees for the audit of the company’s accounts represent fees payable to in respect of the audit of the company’s individual financial statements and the Group’s consolidated financial statements prepared in accordance with IFRS. Other statutory services include the review of the Group’s interim financial statements. In Fiscal 2012 and Fiscal 2011, other audit fees include the audit of certain financial statements prepared specifically in relation to business disposals.

Other fees are paid for services including advice on accounting matters and non-statutory reporting.

The Audit Committee or, between meetings, the Chairman of the Audit Committee, approves the engagement terms and fees of Deloitte LLP, and other member firms of Deloitte & Touche Tohmatsu Limited for all services before the related work is undertaken.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. Cash flow

Reconciliation of profit/(loss) for the period to cash generated from operations:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Profit/(loss) for the period	764.6	57.2	(270.2)	243.6
Interest expense	267.7	339.3	90.9	71.8
Investment income	(74.7)	(71.9)	(18.7)	(48.2)
Other finance expense	66.7	5.5	27.1	2.7
Income tax expense/(benefit)	32.4	(2.9)	(32.9)	62.0
Share of (profit)/loss of associates	(0.3)	(0.5)	(0.7)	1.3
Amortization of intangible assets	136.0	156.2	44.2	17.0
Depreciation of property, plant and equipment	133.2	183.7	54.0	120.1
Impairments:
– Goodwill	—	36.9	—	—
– Investment in associate	2.6	0.7	—	—
– Property, plant and equipment	3.5	1.9	—	—
– Other receivables	0.4	—	—	—
Loss/(gain) on disposal of businesses:
– Continuing operations	0.4	(58.8)	—	(6.3)
– Discontinued operations	(747.7)	—	—	8.0
(Gain)/loss on sale of property, plant and equipment	(0.5)	1.0	(1.3)	(0.8)
Share-based incentives	53.0	88.8	72.4	21.2
Decrease in post-employment benefit obligations	(48.3)	(77.1)	(13.4)	(41.1)
Increase/(decrease) in provisions	6.7	(24.6)	(13.7)	(30.0)

	595.7	635.4	(62.3)	421.3
Movements in working capital:
– (Increase)/decrease in inventories	(17.5)	(2.1)	148.6	(112.4)
– (Increase)/decrease in trade and other receivables	(69.7)	(9.0)	85.9	(204.9)
– Increase/(decrease) in trade and other payables	5.7	(13.3)	(105.9)	111.2

Cash generated from operations	514.2	611.0	66.3	215.2

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. Goodwill

A. Analysis of movements

$ million
Cost
As at December 31, 2010	1,745.4
Purchase accounting adjustments	(8.7)
Acquisition of subsidiaries	21.8
Transfer to assets held for sale	(120.3)
Foreign currency translation	(15.9)

As at December 31, 2011	1,622.3
Purchase accounting adjustments	(13.6)
Transfer to assets held for sale	(268.2)
Foreign currency translation	22.5

As at December 31, 2012	1,363.0

Accumulated impairment
As at December 31, 2010	—
Impairments	36.9

As at December 31, 2011 and December 31, 2012	36.9

Carrying amount
As at December 31, 2011	1,585.4

As at December 31, 2012	1,326.1

During Fiscal 2012, management finalized its assessment of the fair values at the acquisition date of the acquired net assets of Du-Tex Inc. The Group recognized an additional customer relationship intangible of $14.2 million and the related deferred tax liability of $0.2 million, resulting in a net reduction of $14.0 million in goodwill. In addition, the acquisition date working capital was agreed, resulting in an increase of $0.4 million to the provisional goodwill recognized. The net adjustment to goodwill during Fiscal 2012 is not considered to be material and the comparative period has therefore not been restated.

Similarly, during Fiscal 2011, management finalized its assessment of the acquisition date fair values of the acquired net assets of Tomkins. This resulted in a re-allocation of the goodwill between Guarantor and non-Guarantor subsidiaries and a net adjustment to goodwill of $8.7 million. The adjustment may be analyzed as follows:

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. Goodwill continued

B. Allocation of goodwill

Goodwill is allocated to the following CGUs or groups of CGUs:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Gates:
– Gates North America	945.7	939.6
– Gates EMEA	146.7	143.4
– Gates APAC	227.9	228.1
– Gates South America	5.8	6.4

	1,326.1	1,317.5
Dexter	—	92.1
Ideal	—	—
Sensors & Valves:
– Schrader Electronics	—	76.2
– Schrader International	—	8.6

	—	84.8
Air Distribution:
– Air Systems Components	—	74.0
– Hart & Cooley Group	—	30.7
– Ruskin	—	45.0
– Koch Filter	—	23.2
– Other	—	2.9

	—	175.8

Total Group	1,326.1	1,670.2

Goodwill is presented in the Group’s balance sheet as follows:
– Non-current assets	1,326.1	1,585.4
– Assets held for sale (see note 29)	—	84.8

	1,326.1	1,670.2

C. Impairment tests

Goodwill is tested for impairment annually and whenever there are indications that it may have suffered an impairment. Goodwill is considered impaired to the extent that its carrying amount exceeds its recoverable amount, which is the higher of the value in use and the fair value less costs to sell of the CGU or group of CGUs to which it is allocated. Impairment tests were carried out following the acquisition of Tomkins, in Q4 2010, and during Fiscal 2011 and Fiscal 2012. In each case, the recoverable amount of all items of goodwill was determined based on value in use calculations.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. Goodwill continued

C. Impairment tests (continued)

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

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In each case, the discount rate was determined using a capital asset pricing model. Pre-tax discount rates used in the impairment tests of Gates’ goodwill during Fiscal 2012 were in a range from 14.8% to 18.4% (Fiscal 2011: 15.3% to 18.3%; Q4 2010: 15.0% to 17.5%).

D. Impairments recognized

No impairment of goodwill was recognized during Fiscal 2012 or in Q4 2010.

During Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in relation to Aquatic, representing the entire goodwill allocated to this segment. Management used a pre-tax discount rate of 15.5%.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Other intangible assets

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Cost
As at December 31, 2010	325.9	1,631.3	338.4	17.5	2,313.1
Acquisition of subsidiaries	—	0.6	—	—	0.6
Additions	—	—	0.3	7.5	7.8
Purchase accounting adjustments (see note 20)	5.0	(29.5)	8.8	7.3	(8.4)
Transfers to assets held for sale	(7.0)	(98.0)	(81.5)	(2.5)	(189.0)
Disposals	—	—	(0.8)	(0.3)	(1.1)
Foreign currency translation	—	(7.8)	2.8	0.2	(4.8)

As at December 31, 2011	323.9	1,496.6	268.0	29.7	2,118.2
Purchase accounting adjustments (see note 20)	—	14.2	—	—	14.2
Additions	—	—	—	5.5	5.5
Transfers to assets held for sale	(116.0)	(279.1)	(4.0)	(9.5)	(408.6)
Foreign currency translation	0.1	3.1	—	(0.2)	3.0

As at December 31, 2012	208.0	1,234.8	264.0	25.5	1,732.3

Accumulated amortization
As at December 31, 2010	—	28.8	12.6	3.2	44.6
Purchase accounting adjustments (see note 20)	—	1.1	0.3	(0.3)	1.1
Amortization charge for the period	—	103.7	43.2	9.3	156.2
Transfers to assets held for sale	—	(4.9)	(7.6)	(0.4)	(12.9)
Foreign currency translation	—	(2.3)	0.1	0.2	(2.0)

As at December 31, 2011	—	126.4	48.6	12.0	187.0
Amortization charge for the period	—	91.7	38.0	6.3	136.0
Transfers to assets held for sale	—	(36.5)	(1.0)	(4.0)	(41.5)
Foreign currency translation	—	0.5	—	(0.3)	0.2

As at December 31, 2012	—	182.1	85.6	14.0	281.7

Carrying amount
As at December 31, 2011	323.9	1,370.2	219.4	17.7	1,931.2

As at December 31, 2012	208.0	1,052.7	178.4	11.5	1,450.6

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Other intangible assets continued

Except for brands and trade names, all other intangible assets included above have finite useful lives.

Intangible assets with indefinite useful lives are allocated to the following CGUs or groups of CGUs:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Gates:
– Gates North America	196.0	196.0
Dexter	—	21.0
Air Distribution:
– Air Systems Components	—	47.0
– Hart & Cooley Group	—	25.0
– Ruskin	—	22.9

	—	94.9
Aquatic	12.0	12.0

Total Group	208.0	323.9

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

Management applied discount rates to the resulting royalty savings that reflect current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In each case, the discount rate was determined using a capital asset pricing model. Pre-tax discount rates used in the annual impairment tests of brands and trade names during Fiscal 2012 were in the following ranges: Gates businesses 14.4% to 17.7% (Fiscal 2011: 15.3% to 18.3%; Q4 2010: 15.0% to 17.5%); and Aquatic 18.2% (Fiscal 2011: 15.5%; Q4 2010: 16.8%).

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22. Property, plant and equipment

	Land and buildings $ million	Plant, equipment and vehicles $ million	Assets under construction $ million	Total $ million
Cost
As at December 31, 2010	427.0	883.8	100.3	1,411.1
Acquisition of subsidiaries	0.3	0.5	—	0.8
Additions	7.0	17.3	76.9	101.2
Transfer from assets under construction	2.5	92.6	(95.1)	—
Purchase accounting adjustments (see note 20)	3.4	13.4	(11.8)	5.0
Transfers to assets held for sale	(67.9)	(259.5)	(23.0)	(350.4)
Disposals	(17.8)	(32.8)	(0.8)	(51.4)
Foreign currency translation	(6.1)	(15.7)	2.1	(19.7)

As at December 31, 2011	348.4	699.6	48.6	1,096.6
Additions	1.8	15.9	70.8	88.5
Transfer from assets under construction	7.0	66.3	(73.3)	—
Transfers to assets held for sale	(89.2)	(140.5)	(4.2)	(233.9)
Disposals	(0.2)	(9.6)	(0.1)	(9.9)
Foreign currency translation	5.3	3.7	0.3	9.3

As at December 31, 2012	273.1	635.4	42.1	950.6

Accumulated depreciation
As at December 31, 2010	6.2	45.8	—	52.0
Purchase accounting adjustments (see note 20)	0.9	0.9	—	1.8
Depreciation charge for the period	22.7	161.0	—	183.7
Transfers from/(to) assets held for sale	0.9	(32.0)	—	(31.1)
Impairments	0.5	0.6	—	1.1
Disposals	(0.8)	(8.0)	—	(8.8)
Foreign currency translation	(0.3)	(4.7)	—	(5.0)

As at December 31, 2011	30.1	163.6	—	193.7
Depreciation charge for the period	19.9	113.3	—	133.2
Transfers to assets held for sale	(11.2)	(55.1)	—	(66.3)
Impairments	3.0	0.3	—	3.3
Disposals	(0.3)	(7.4)	—	(7.7)
Foreign currency translation	0.4	0.8	—	1.2

As at December 31, 2012	41.9	215.5	—	257.4

Carrying amount
As at December 31, 2011	318.3	536.0	48.6	902.9

As at December 31, 2012	231.2	419.9	42.1	693.2

Land and buildings include freehold land with a carrying value of $57.9 million (December 31, 2011: $75.8 million) that is not depreciated.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22. Property, plant and equipment continued

Property, plant and equipment includes assets held under finance leases with a carrying amount of $2.9 million (December 31, 2011: $3.0 million). Obligations under finance leases are secured by a lessor’s charge over the leased assets.

23. Investments in associates

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Carrying amount
At the beginning of the period	10.3	23.6	—	20.6
Acquisition of subsidiaries	—	—	22.5	—
Share of profit/(loss) of associates	0.3	0.5	0.7	(1.3)
Impairments	(2.6)	(0.7)	—	—
Transfer to net assets on gain of control	(0.7)	—	—	—
Dividends received from associates	(0.1)	(0.5)	—	(0.5)

	7.2	22.9	23.2	18.8
Additions	—	0.4	—	—
Disposal of subsidiaries	(1.4)	(13.6)	—	—
Foreign currency translation	0.3	0.6	0.4	0.5

At the end of the period	6.1	10.3	23.6	19.3

Investments in associates are presented in the Group’s balance sheet as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Ongoing businesses	6.1	6.6
Assets held for sale (see note 29)	—	3.7

	6.1	10.3

As at December 31, 2012, the Group’s principal associates were as follows:

Name of company	Country of incorporation	Group’s holding	Nature of business
Pyung Hwa CMB Company Limited	Korea	21%	Rubber compounds
CoLinx LLC	US	20%	e-business and logistics services

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. Investments in associates continued

Segment analysis of the Group’s investments in associates and of its share of associates’ profit/(loss) for the period:

	Investments in associates		Share of profit/(loss) of associate
	SUCCESSOR		SUCCESSOR			PREDECESSOR
	As at December 31, 2012 $ million	As at December 31, 2011* $ million	Fiscal 2012 $ million	Fiscal 2011* $ million	Q4 2010* $ million	9M 2010* $ million
By operating segment
Continuing operations
Gates:
– Gates North America	3.3	3.3	—	—	—	—
– Gates APAC	2.8	2.3	0.4	(0.4)	0.7	0.2

	6.1	5.6	0.4	(0.4)	0.7	0.2

Exited segments:
– Powertrain	—	—	—	1.7	0.5	0.9
– Other I&A	—	—	—	0.2	0.1	0.2

	—	—	—	1.9	0.6	1.1

	6.1	5.6	0.4	1.5	1.3	1.3

Discontinued operations
– Sensors & Valves	—	3.7	(0.2)	(0.7)	(0.3)	(2.1)
– Air Distribution	—	1.0	0.1	(0.3)	(0.3)	(0.5)

	—	4.7	(0.1)	(1.0)	(0.6)	(2.6)

	6.1	10.3	0.3	0.5	0.7	(1.3)

By location
US	3.3	3.3
Rest of North America	—	—
Asia	2.8	8.2
Rest of the world	—	(1.2)

	6.1	10.3

*	Re-presented for discontinued operations (see note 15)

During Fiscal 2012, the aggregate sales of the Group’s current associates were $176.9 million (Fiscal 2011: $181.1 million; Q4 2010: $38.1 million; 9M 2010: $114.3 million) and their aggregate profit for the period was $1.2 million (Fiscal 2011: $0.8 million; Q4 2010: $0.7 million; 9M 2010: $2.1 million).

As at December 31, 2012, the aggregate total assets of the Group’s current associates was $63.7 million (December 31, 2011: $61.4 million) and the aggregate total of their liabilities was $47.1 million (December 31, 2011: $46.9 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24. Inventories

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Raw materials and supplies	121.5	183.9
Work in progress	30.8	49.5
Finished goods and goods held for resale	324.5	338.3

	476.8	571.7

As at December 31, 2012, inventories were stated net of an allowance for excess, obsolete or slow-moving items of $35.8 million (December 31, 2011: $19.7 million).

25. Trade and other receivables

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Current assets
Financial assets:
– Trade receivables (see note 26)	544.2	635.5
– Derivative financial instruments (see note 33)	0.5	0.4
– Collateralized cash	14.2	17.7
– Other receivables	40.6	40.2

	599.5	693.8

Non-financial assets:
– Prepayments	30.2	34.6

	629.7	728.4

Non-current assets
Financial assets:
– Derivative financial instruments (see note 33)	0.1	0.2
– Other receivables	4.7	10.9

	4.8	11.1

Non-financial assets:
– Prepayments	16.2	9.0

	21.0	20.1

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25. Trade and other receivables continued

The Group is the beneficiary of a number of corporate-owned life assurance policies against which it borrows from the relevant life assurance company. As at December 31, 2012, the surrender value of the policies was $785.8 million (December 31, 2011: $707.5 million) and the amount outstanding on the related loans was $783.9 million (December 31, 2011: $705.7 million). For accounting purposes, these amounts are offset and the net receivable of $1.9 million (December 31, 2011: $1.8 million) is included in other receivables.

As at December 31, 2012, trade and other receivables amounting to $4.3 million (December 31, 2011: $4.0 million) were secured on the assets of the debtors.

26. Trade receivables

Trade receivables amounted to $544.2 million (December 31, 2011: $635.5 million), net of an allowance of $6.5 million (December 31, 2011: $4.0 million) for doubtful debts.

The Group has a significant concentration of customers in the US, who accounted for 40.1% (Fiscal 2011: 40.7%; Q4 2010: 40.7%; 9M 2010: 43.2%) of the Group’s sales from continuing operations during Fiscal 2012, and in the automotive industry, which accounted for 49.8% (Fiscal 2011: 52.7%; Q4 2010: 55.9%; 9M 2010: 55.4%) of the Group’s sales from continuing operations during Fiscal 2012. However, no single customer accounted for more than 10% of the Group’s sales and there were no significant amounts due from any one customer.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26. Trade receivables continued

Trade receivables may be analyzed as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Amounts neither past due nor impaired	476.8	534.7

Age from invoice date of amounts past due but not impaired:
– Less than 30 days old	10.9	16.9
– Between 30 and 60 days old	18.9	36.1
– Between 61 and 90 days old	13.6	21.0
– More than 90 days old	19.8	23.3

	63.2	97.3

Amounts impaired:
– Total amounts that have been impaired	10.7	7.5
– Allowance for doubtful debts	(6.5)	(4.0)

	4.2	3.5

	544.2	635.5

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

Movements in the allowance for doubtful debts were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
At the beginning of the period	4.0	0.3	—	13.7
Charge for the period	3.5	4.2	0.3	4.0
Transfer to assets held for sale	(0.5)	(0.1)	—	(0.1)
Utilized during the period	(0.7)	(0.3)	—	(2.9)
Released during the period	(0.1)	—	—	(0.2)
Foreign currency translation	0.3	(0.1)	—	(0.3)

At the end of the period	6.5	4.0	0.3	14.2

Trade receivables are not generally interest-bearing although interest may be charged to customers on overdue accounts.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27. Available-for-sale investments

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Carrying amount
At the beginning of the period	1.1	1.4	—	1.2
Additions	14.8	—	—	—
Acquisition of subsidiaries	—	—	1.2	—
Fair value gain/(loss) recognized in other comprehensive income	0.5	(0.4)	0.2	(0.1)
Foreign currency translation	(0.1)	0.1	—	0.1

At the end of the period	16.3	1.1	1.4	1.2

On the disposal of the Schrader businesses in April 2012, the Group received, as part consideration for the disposal, a minority interest in August Topco Company, Inc., the new parent of the disposed entities. Taking into consideration a number of factors, including the lack of quoted market prices for these equity instruments and the nature of the key markets in which the businesses operate, management believes it is not possible to reliably estimate the fair value of the equity instruments held by the Group. Accordingly, the instruments are carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement.

Other available-for-sale investments comprise listed equities.

28. Cash and cash equivalents

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Cash on hand and demand deposits	425.9	286.4
Term deposits	5.4	193.6

	431.3	480.0

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28. Cash and cash equivalents continued

The currency and interest rate profile of cash and cash equivalents was as follows:

	Floating interest rate
	$ million	Weighted average interest rate %	Non-interest bearing $ million	Total $ million
As at December 31, 2012
Currency:
– US dollar	183.5	0.1%	10.1	193.6
– Sterling	57.8	0.3%	8.0	65.8
– Euro	11.0	0.8%	26.9	37.9
– Canadian dollar	6.9	1.1%	—	6.9
– Other	91.0	1.7%	36.1	127.1

	350.2		81.1	431.3

As at December 31, 2011
Currency:
– US dollar	293.2	0.0%	35.7	328.9
– Sterling	34.9	0.4%	0.8	35.7
– Euro	9.6	0.7%	9.9	19.5
– Canadian dollar	—	0.9%	4.5	4.5
– Other	65.6	1.7%	25.8	91.4

	403.3		76.7	480.0

29. Assets held for sale

As at December 31, 2012, assets held for sale comprise vacant properties no longer required by the Group for its manufacturing operations. During Fiscal 2012, the assets and liabilities of the businesses comprising the Dexter and Air Distribution businesses were transferred into assets held for sale prior to the disposal of these businesses during November 2012 (see note 42).

As at December 31, 2011, assets held for sale comprised primarily the assets and liabilities of the Group’s Schrader Electronics and Schrader International businesses, which together comprised the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

Assets held for sale at December 31, 2011 also included vacant properties no longer required by the Group for its manufacturing operations.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29. Assets held for sale continued

Assets classified as held for sale and directly associated liabilities were as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Assets held for sale
Goodwill	—	84.8
Other intangible assets	—	109.8
Property, plant and equipment	6.8	117.6
Investments in associates	—	3.7
Inventories	—	61.1
Trade and other receivables	—	65.7

	6.8	442.7

Liabilities directly associated with assets held for sale
Trade and other payables	—	(68.4)
Provisions	—	(6.8)
Post-employment benefit obligations	—	(2.3)
Deferred tax liabilities	—	(36.8)

	—	(114.3)

	6.8	328.4

30. Borrowings

	As at December 31, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	2.9	—	2.9	5.5	—	5.5

Bank and other loans:
– Secured	2.2	1,763.3	1,765.5	25.3	2,590.8	2,616.1
– Unsecured	12.0	22.1	34.1	17.1	20.9	38.0

	14.2	1,785.4	1,799.6	42.4	2,611.7	2,654.1

	17.1	1,785.4	1,802.5	47.9	2,611.7	2,659.6

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 48.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

30. Borrowings continued

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•	costs incurred on the issue of the Senior Secured Credit Facilities and the Second Lien Notes; and

•	the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Senior Secured Credit Facilities.

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Carrying amount	1,802.5	2,659.6
Issue costs and interest rate floor adjustment
– Term loans	109.7	120.5
– Second Lien Notes	22.9	64.1
Accrued interest payable
– Term loans	(0.2)	(0.4)
– Second Lien Notes	(10.0)	(23.5)
– 2015 Notes	(0.4)	(0.4)

Principal amount	1,924.5	2,819.9

	As at December 31, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	2.9	—	2.9	5.5	—	5.5

Bank and other loans:
– Secured
Term Loan A	12.3	86.4	98.7	26.5	211.6	238.1
Term Loan B	13.7	1,330.5	1,344.2	15.2	1,488.5	1,503.7
Second Lien Notes	—	445.0	445.0	—	1,035.0	1,035.0

	26.0	1,861.9	1,887.9	41.7	2,735.1	2,776.8
– Unsecured
2015 Notes	—	21.3	21.3	—	20.4	20.4
Other loan notes	11.6	—	11.6	15.5	—	15.5
Other bank loans	—	0.8	0.8	1.2	0.5	1.7

	11.6	22.1	33.7	16.7	20.9	37.6

	40.5	1,884.0	1,924.5	63.9	2,756.0	2,819.9

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

As at December 31, 2012, the principal amount outstanding under Term Loan A was $98.7 million (December 31, 2011: $238.1 million) and that under Term Loan B was $1,344.2 million (December 31, 2011: $1,503.7 million).

Contractual payments

The Term Loan A credit facility is subject to quarterly amortization payments of 2.5% and the Term Loan B credit facility is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments with the balance payable on maturity. During Fiscal 2012, the Group made quarterly amortization payments totaling $16.8 million (Fiscal 2011: $28.3 million) against the Term Loan A facility and $14.6 million (Fiscal 2011: $16.1 million) against the Term Loan B facility.

Prepayments using disposal proceeds

If the Group prepays LIBOR rate loans other than at the end of an applicable interest period, it is required to reimburse the lenders for any consequential losses or expenses. The Group must offer to prepay the Term Loan A credit facility and Term Loan B credit facility with net cash proceeds of asset sales, casualty and condemnation events, incurrence of indebtedness (other than indebtedness permitted to be incurred) and a percentage of excess cash flow based on a total leverage to EBITDA ratio, in each case subject to certain exceptions such as reinvestment rights. During Fiscal 2012, the Group disposed of the businesses constituting its Schrader, Dexter and Air Distribution segments and offered to make prepayments of the debt outstanding under the term loans to the extent of the net cash proceeds received from those asset sales, as determined under the credit agreement. In total, during Fiscal 2012, $36.0 million of the principal amount was prepaid under Term Loan A and $135.5 million of the principal amount was prepaid under Term Loan B to the providers that accepted the offers.

Similarly, during Fiscal 2011, the Group disposed of its Stackpole, Dexter Chassis and Ideal businesses and, in total, $29.6 million of the principal amount was prepaid under Term Loan A and $157.5 million of the principal amount was prepaid under Term Loan B.

Other repayments made against the term loans

The Group may voluntarily prepay loans or reduce commitments under the Senior Secured Credit Facilities, in whole or in part, subject to minimum amounts without premium or penalty, other than in the case of the February 2011 re-pricing transaction discussed below, which was subject to a 1% premium on the Term Loan B facility. On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

30. Borrowings continued

Bank loans (continued)

On August 17, 2012 and November 9, 2012, further offers to the lenders were made, for which aggregate acceptances to the value of $1.6 million and $9.4 million were received and paid in respect of Term Loan A and Term Loan B respectively.

Re-pricing of the term loans

The term loans bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors. On inception of the facilities, the applicable margin for Term Loan B was 4.5% per annum for LIBOR and 3.5% per annum for base rate. The applicable margin for Term Loan A was between 3.75% and 4.25% per annum for LIBOR and 2.75% and 3.25% per annum for base rate depending on a total leverage to EBITDA ratio. LIBOR was subject to a 1.75% floor and base rate was subject to a 2.75% floor. Effective February 17, 2011, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B and amendments to certain of the covenants attaching to the facilities. For both Term Loan A and Term Loan B the applicable margin for LIBOR was reduced to 3.0% per annum, with LIBOR being subject to a 1.25% floor, and the applicable margin for base rate was reduced to 2.0% per annum, with base rate being subject to a 2.25% floor. Management considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $23.4 million (including a 1% premium of on the Term Loan B credit facility amounting to $16.8 million) and the decrease of $18.1 million in the interest rate floor liability as adjustments to the carrying amounts of the borrowings outstanding under the facilities.

As at December 31, 2012, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 4.25% per annum.

On January 18, 2013, the Group reached an agreement with the providers of the senior secured credit facilities for a further re-pricing of the term loans. For both term loans, the applicable margin for LIBOR was reduced to 2.75% per annum, subject to a 1.0% floor, and the applicable margin for base rate was reduced to 1.75% per annum, subject to a 2.0% floor. These interest rates will be next re-set on March 28, 2013.

Other amendments of the term loans

During September 2012, the Group agreed with the providers of the Senior Secured Credit Facilities further amendments to the credit agreement, primarily in relation to the impact on the covenants of the disposal of the Dexter and Air Distribution businesses. The costs of $3.5 million associated with these revisions are included in the other finance expense line in the income statement.

Revolver

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at December 31, 2012, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $55.6 million.

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

Other borrowings

Senior Secured Second Lien Notes (‘the Second Lien Notes’)

On September 29, 2010, the Group issued $1,150.0 million 9% Second Lien Notes maturing on October 1, 2018.

As at December 31, 2012, the principal amount outstanding under the Second Lien Notes was $445.0 million (December 31, 2011: $1,035.0 million).

Tender offer

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

Redemption of Second Lien Notes

In accordance with the terms of the Second Lien Notes, prior to October 1, 2013, but not more than once in any 12-month period, the Group may redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount plus accrued and unpaid interest up to but not including the redemption date.

On July 24, 2012, the Group issued notice to the holders of the Second Lien Notes of its intention to exercise this call option in full. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2012.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

30. Borrowings continued

Other borrowings (continued)

We issued a similar notice for the full exercise of this option on August 3, 2011, which became effective on September 2, 2011. Accrued interest of $4.3 million was paid on the $115.0 million notes redeemed.

In both years, the redemption premium of $3.5 million has been recognized in other finance expense.

Other prepayment options

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

On December 20, 2011, the Group repaid in full the remaining 2011 Notes for $158.3 million, plus accrued interest of $12.7 million. As at December 31, 2012, the principal amount outstanding of the 2015 Notes was £13.2 million ($20.4 million).

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

During Fiscal 2012, holders of loan notes with a principal amount of £2.8 million (Fiscal 2011: £19.0 million) requested repayment. As at December 31, 2012, loan notes with a principal amount of £7.2 million (December 31, 2011: £10.0 million) were still outstanding under the Loan Note Alternative.

The loan notes accrue interest at the higher of 0.8% below LIBOR and 0% (to be next re-set on July 1, 2013).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

30. Borrowings continued

Currency and interest rate profile

The currency and interest rate profile of outstanding borrowings, after taking into account the effect of the Group’s currency and interest rate hedging activities, was as follows:

	Floating interest rate		Fixed interest rate			Interest-free
	$ million	Weighted average interest rate %	$ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years	$ million	Total $ million
As at December 31, 2012
Currency:
– US dollar	1,314.1	4.3%	425.8	9.0%	5.7 years	0.1	1,740.0
– Sterling	11.6	0.4%	21.7	6.1%	2.7 years	0.6	33.9
– Euro	—	—	—	—	—	0.8	0.8
– Canadian dollar	2.2	1.7%	—	—	—	—	2.2
– Other	19.3	4.3%	6.3	9.0%	5.7 years	—	25.6

	1,347.2		453.8			1.5	1,802.5

As at December 31, 2011
Currency:
– US dollar	1,574.0	4.3%	965.2	9.0%	6.7 years	3.7	2,542.9
– Sterling	15.4	0.3%	20.8	6.1%	3.7 years	0.8	37.0
– Euro	33.4	4.3%	20.4	9.0%	6.7 years	0.7	54.5
– Canadian dollar	0.8	1.8%	—	—	—	—	0.8
– Other	15.6	4.0%	8.8	9.0%	6.7 years	—	24.4

	1,639.2		1,015.2			5.2	2,659.6

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. The compliance with these financial covenants is tested for the twelve month period to the end of each calendar quarter (the ‘test period’). Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the test period ended December 31, 2012, the ratio was 3.45 times). Secondly, the ratio of consolidated EBITDA to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the test period ended December 31, 2012, the ratio was 3.48 times).

For future test periods, the limits against which the financial covenants are tested are fixed at the December 31, 2012 levels of 5.25 times for the total leverage ratio and 2.10 times for the interest coverage ratio.

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

31. Obligations under finance leases

	Minimum lease payments		Carrying amount
	As at December 31, 2012 $ million	As at December 31, 2011 $ million	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Amounts payable under finance leases
Within one year	0.4	0.4	0.1	0.2
In the second to fifth years, inclusive	1.5	1.5	0.6	0.6
After more than five years	1.9	2.2	1.9	2.0

	3.8	4.1	2.6	2.8
Less: Future finance charges	(1.2)	(1.3)	—	—

	2.6	2.8	2.6	2.8

The Group leases certain of its plant, equipment and vehicles under finance leases. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. As at December 31, 2012, the average effective interest rate was 7.3% (December 31, 2011: 7.4%).

The Group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

32. Trade and other payables

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Current liabilities
Financial liabilities:
– Trade payables	278.2	330.6
– Other taxes and social security	19.2	25.3
– Derivative financial instruments (see note 33)	0.3	2.2
– Other payables	23.6	37.3

	321.3	395.4

Non-financial liabilities:
– Accruals and deferred income	107.7	149.6

	429.0	545.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 33)	41.7	36.2
– Other payables	13.2	10.6

	54.9	46.8

Non-financial liabilities:
– Accruals and deferred income	—	0.4

	54.9	47.2

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

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at December 31, 2012			As at December 31, 2011
	Assets $ million	Liabilities $ million	Net $ million	Assets $ million	Liabilities $ million	Net $ million
Hedging activities
Translational hedges:
– Currency swaps	0.1	(0.1)	—	0.2	—	0.2

Transactional hedges:
– Currency forwards	0.5	(0.3)	0.2	0.4	(2.2)	(1.8)

	0.6	(0.4)	0.2	0.6	(2.2)	(1.6)

Other items
Embedded derivatives	—	(41.6)	(41.6)	—	(36.2)	(36.2)

	0.6	(42.0)	(41.4)	0.6	(38.4)	(37.8)

Classified as:
– Current	0.5	(0.3)	0.2	0.4	(2.2)	(1.8)
– Non-current	0.1	(41.7)	(41.6)	0.2	(36.2)	(36.0)

	0.6	(42.0)	(41.4)	0.6	(38.4)	(37.8)

A. Currency derivatives

As at December 31, 2012, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of the Group’s net assets was $27.4 million (December 31, 2011: $81.7 million). Where necessary, the Group has designated these contracts as net investment hedges. During Fiscal 2012, a net fair value loss of $0.8 million (Fiscal 2011: gain of $3.6 million; Q4 2010: loss of $2.5 million; 9M 2010: gain of $0.5 million) in relation to designated net investment hedges was recognized in other comprehensive income.

The currency profile of the Group’s net assets after taking into account translation hedges is presented in note 34.

Also during Fiscal 2012, a net fair value gain of $2.1 million (Fiscal 2011: loss of $2.2 million; Q4 2010: loss of $0.6 million; 9M 2010: loss of $0.1 million) was recognized within operating profit in respect of currency derivatives that were held to provide an economic hedge of transactional currency exposures but were not designated as hedges for accounting purposes.

B. Interest rate swaps

As at December 31, 2012, December 31, 2011 and December 31, 2010, the Group held no interest rate swaps.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33. Derivative financial instruments continued

B. Interest rate swaps (continued)

Until September 2010, the Group held interest rate swaps to swap the 2011 Notes and the 2015 Notes from fixed interest rates to floating interest rates. The Group had designated these contracts as fair value hedges in relation to the notes.

During 9M 2010, the Group recognized a net fair value gain of $17.3 million in relation to these contracts and the carrying amount of the notes was increased by $19.0 million to reflect the change in the fair value of the notes attributable to the hedged risk and the amortization of the transitional adjustment that was recognized on adoption of IAS 39. During 9M 2010, a net loss of $1.7 million was, therefore, recognized within other finance expense in relation to these hedges.

On September 16, 2010, the Group sold the interest rate swaps for $64.7 million (plus accrued interest of $10.1 million).

C. Other items

Borrowings against the Senior Secured Credit Facilities bear interest at floating rates, subject to a floor (an embedded interest rate derivative). On inception of the facilities, the applicable market interest rate was lower than the floor. Consequently, the floor was required to be separated from the host loan contract. As at December 31, 2012, the fair value of the embedded derivatives was $41.6 million (December 31, 2011: $36.2 million) and during Fiscal 2012, a loss of $5.4 million (Fiscal 2011: loss of $7.5 million; Q4 2010: gain of $22.9 million) due to the change in their fair value was recognized as a debit to other finance expense.

The Second Lien Notes include certain redemption options as detailed in note 30. Three of these options are considered to be closely related to the host contract and have therefore not been required to be separated from the host contract. The fourth option is not closely related, but contains a number of conditions in order to be exercised, the fulfillment of which management considers not to be reasonably possible prior to the option expiry date of October 1, 2013. This option therefore has a nil fair value.

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

A key element of the Group’s treasury philosophy is that funding, interest rate and currency decisions and the location of cash and debt balances are determined independently from each other. The Group’s borrowing requirements are met by raising funds in the most favorable markets. Management aims to retain a portion of net

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

A. Introduction (continued)

debt in the foreign currencies in which the net assets of the Group’s operations are denominated. The desired currency profile of net debt is achieved by entering into currency derivative contracts. Management does not hedge the proportion of foreign operations effectively funded by shareholders’ equity. An analysis of the Group’s exposure to currency risk and an analysis of the profile of net assets by currency are set out in part F of this note.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

B. Summary of financial assets and liabilities (continued)

During the periods presented below, there were no transfers of financial instruments between Level 1 and Level 2.

				Fair value through profit or loss
	Loans and receivables $ million	Available- for-sale $ million	Liabilities at amortized cost $ million	Designated hedging relationships $ million	Held for trading $ million	Total carrying value $ million	Fair value $ million
As at December 31, 2012
Financial assets not held at fair value
Trade and other receivables:
– Non-derivative assets	603.7	—	—	—	—	603.7	603.7
Cash and cash equivalents	431.3	—	—	—	—	431.3	431.3
Available-for-sale investments	—	14.4	—	—	—	14.4	14.4

	1,035.0	14.4	—	—	—	1,049.4	1,049.4
Financial assets held at fair value
Level 1:
– Available-for-sale investments	—	1.9	—	—	—	1.9	1.9
Level 2:
– Trade and other receivables:
Derivative assets	—	—	—	0.1	0.5	0.6	0.6

	—	1.9	—	0.1	0.5	2.5	2.5

Total financial assets	1,035.0	16.3	—	0.1	0.5	1,051.9	1,051.9

Financial liabilities not held at fair value
Trade and other payables:
– Non-derivative liabilities	—	—	(334.2)	—	—	(334.2)	(334.2)
Bank overdrafts	—	—	(2.9)	—	—	(2.9)	(2.9)
Bank and other loans:
– Current	—	—	(14.2)	—	—	(14.2)	(51.3)
– Non-current	—	—	(1,785.4)	—	—	(1,785.4)	(1,947.9)
Obligations under finance leases	—	—	(2.6)	—	—	(2.6)	(2.6)

	—	—	(2,139.3)	—	—	(2,139.3)	(2,338.9)

Financial liabilities held at fair value
Level 2:
– Trade and other payables:
Derivative liabilities	—	—	—	(0.1)	(41.9)	(42.0)	(42.0)

	—	—	—	(0.1)	(41.9)	(42.0)	(42.0)

Total financial liabilities	—	—	(2,139.3)	(0.1)	(41.9)	(2,181.3)	(2,380.9)

	1,035.0	16.3	(2,139.3)	—	(41.4)	(1,129.4)	(1,329.0)

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

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

B. Summary of financial assets and liabilities (continued)

Available-for-sale investments, other than the Schrader equity instruments acquired in Fiscal 2012 (see note 27), are listed and are valued by reference to quoted market prices. The Schrader equity instruments are unlisted and management does not believe that a reliable estimate of their fair value can be determined. These instruments are therefore carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement.

Cash and cash equivalents largely attract floating interest rates. Accordingly, their carrying amounts are considered to be approximately fair value. Non-derivative trade and other receivables and non-derivative trade and other payables are also considered to approximate to their fair values.

Bank and other loans principally comprise borrowings under the Senior Secured Credit Facilities, the 2015 Notes, the Second Lien Notes and other loan notes. Borrowings under the Senior Secured Credit Facilities attract interest at floating rates and their principal amounts are considered to approximate to fair value. The 2015 Notes and the Second Lien Notes are traded securities and their fair value is based on their quoted market prices.

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

C. Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s portfolio of cash and cash equivalents is managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the institutions with which it holds deposits. Similar considerations are given to the Group’s portfolio of derivative financial instruments. As at December 31, 2012, 94% (December 31, 2011: 92%) of the Group’s cash and cash equivalents were held with institutions rated at least A-1 by Standard & Poor’s or P-1 by Moody’s. Credit risk disclosures with respect to trade receivables are set out in note 26.

Management considers the Group’s maximum exposure to credit risk to be as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Trade and other receivables:
– Derivative assets	0.6	0.6
– Non-derivative assets	603.7	704.3

	604.3	704.9
Cash and cash equivalents	431.3	480.0

	1,035.6	1,184.9

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

As at December 31, 2012, the Group had a committed revolving credit facility of $300.0 million that expires on September 29, 2015, which was undrawn for cash but against which there were outstanding letters of credit amounting to $55.6 million (December 31, 2011: $66.1 million). Also, the Group had drawn $2.9 million (December 31, 2011: $6.6 million) against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $32.0 million (December 31, 2011: $39.6 million), in addition to those outstanding under the revolving credit facility. Overall, therefore, the Group’s committed borrowing headroom was $209.5 million (December 31, 2011: $187.7 million), in addition to cash balances of $445.5 million (December 31, 2011: $497.7 million), including collateralized cash of $14.2 million (December 31, 2011: $17.7 million).

The expected timing of contractual cash flows relating to the Group’s financial liabilities and related financial assets are as follows:

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at December 31, 2012
Bank overdrafts	(2.9)	—	—	—	—	—	(2.9)
Bank and other loans:
– Principal	(37.6)	(26.2)	(109.2)	(1,303.1)	(0.1)	(445.4)	(1,921.6)
– Interest payments	(102.3)	(101.2)	(99.4)	(81.5)	(40.1)	(40.1)	(464.6)
Finance lease obligations	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(1.9)	(3.8)
Trade and other payables:
– Non-derivative liabilities	(321.0)	(13.2)	—	—	—	—	(334.2)

Cash flows on non-derivative liabilities	(464.2)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.1)

Cash flows on derivative liabilities:
– Payments	(53.3)	—	—	—	—	—	(53.3)
– Receipts	53.1	—	—	—	—	—	53.1

	(0.2)	—	—	—	—	—	(0.2)

Cash flows on financial liabilities	(464.4)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.3)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

D. Liquidity risk (continued)

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million

Cash flows on related derivative assets:
– Payments	(35.5)	—	—	—	—	—	(35.5)
– Receipts	35.0	—	—	—	—	—	35.0

	(0.5)	—	—	—	—	—	(0.5)

	(464.9)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.8)

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at December 31, 2011
Bank overdrafts	(5.5)	—	—	—	—	—	(5.5)
Bank and other loans:
– Principal	(58.4)	(41.6)	(41.6)	(194.4)	(1,443.1)	(1,035.3)	(2,814.4)
– Interest payments	(168.6)	(159.3)	(147.4)	(135.2)	(116.0)	(186.3)	(912.8)
Finance lease obligations	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)	(2.2)	(4.1)
Trade and other payables:
– Non-derivative liabilities	(393.2)	(10.6)	—	—	—	—	(403.8)

Cash flows on non-derivative liabilities	(626.1)	(211.9)	(189.4)	(329.9)	(1,559.5)	(1,223.8)	(4,140.6)

Cash flows on derivative liabilities:
– Payments	(21.1)	—	—	—	—	—	(21.1)
– Receipts	23.1	—	—	—	—	—	23.1

	2.0	—	—	—	—	—	2.0

Cash flows on financial liabilities	(624.1)	(211.9)	(189.4)	(329.9)	(1,559.5)	(1,223.8)	(4,138.6)

Cash flows on related derivative assets:
– Payments	(154.4)	—	—	—	—	—	(154.4)
– Receipts	154.2	—	—	—	—	—	154.2

	(0.2)	—	—	—	—	—	(0.2)

	(624.3)	(211.9)	(189.4)	(329.9)	(1,559.5)	(1,223.8)	(4,138.8)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

D. Liquidity risk (continued)

The Group’s exposure to liquidity risk by currency may be assessed by analyzing these expected future net cash flows on financial liabilities and related financial assets as follows:

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million

As at December 31, 2012
– US dollar	(233.9)	(135.5)	(185.9)	(1,384.5)	(40.1)	(485.1)	(2,465.0)
– Sterling	(64.9)	(1.3)	(22.6)	—	—	—	(88.8)
– Euro	(17.3)	(1.8)	(0.4)	(0.5)	(0.5)	(2.3)	(22.8)
– Canadian dollar	(15.1)	—	—	—	—	—	(15.1)
– Other	(133.7)	(2.4)	—	—	—	—	(136.1)

	(464.9)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.8)

As at December 31, 2011
– US dollar	(345.3)	(205.8)	(187.7)	(307.8)	(1,559.0)	(1,221.3)	(3,826.9)
– Sterling	(21.7)	(1.3)	(1.3)	(21.7)	—	—	(46.0)
– Euro	(97.1)	(1.6)	(0.4)	(0.4)	(0.5)	(2.5)	(102.5)
– Canadian dollar	(6.4)	—	—	—	—	—	(6.4)
– Other	(153.8)	(3.2)	—	—	—	—	(157.0)

	(624.3)	(211.9)	(189.4)	(329.9)	(1,559.5)	(1,223.8)	(4,138.8)

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

E. Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows associated with, a financial instrument will fluctuate because of changes in market interest rates. Where necessary, the desired interest rate profile of net debt in each currency is achieved by entering into interest rate derivative contracts. As at December 31, 2012 and December 31, 2011, the Group held no interest rate derivative contracts.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

E. Interest rate risk (continued)

The interest rate profile of the Group’s financial assets and liabilities was as follows:

	As at December 31, 2012				As at December 31, 2011
	Interest-bearing				Interest-bearing
	Floating rate $ million	Fixed rate $ million	Non-interest bearing $ million	Total $ million	Floating rate $ million	Fixed rate $ million	Non-interest bearing $ million	Total $ million
Financial assets
Trade and other receivables	13.8	—	590.5	604.3	17.9	1.7	685.3	704.9
Available-for-sale investments	—	—	16.3	16.3	—	—	1.1	1.1
Cash and cash equivalents (see note 28)	350.2	—	81.1	431.3	403.3	—	76.7	480.0

	364.0	—	687.9	1,051.9	421.2	1.7	763.1	1,186.0
Financial liabilities
Trade and other payables	—	—	(376.2)	(376.2)	—	—	(442.2)	(442.2)
Borrowings (see note 30)	(1,347.2)	(453.8)	(1.5)	(1,802.5)	(1,639.2)	(1,015.2)	(5.2)	(2,659.6)
Obligations under finance leases	—	(2.6)	—	(2.6)	—	(2.8)	—	(2.8)

	(1,347.2)	(456.4)	(377.7)	(2,181.3)	(1,639.2)	(1,018.0)	(447.4)	(3,104.6)

	(983.2)	(456.4)	310.2	(1,129.4)	(1,218.0)	(1,016.3)	315.7	(1,918.6)

On the assumption that the change in interest rates is applied to the Group’s financial assets and liabilities at the balance sheet date, an increase of 50 basis points in prevailing interest rates would increase the Group’s profit before tax by $1.8 million and a decrease of 50 basis points would decrease the Group’s profit before tax by $0.4 million. Borrowings under the Senior Secured Credit Facilities bear interest at floating rates, but are subject to a floor, which, as at December 31, 2012, was a LIBOR floor of 1.25%. The Revolver is subject to a floor of 1.75%, but as at December 31, 2012, there were no cash drawings under this facility. If the LIBOR floor was not effective, an increase of 50 basis points in the prevailing interest rates applied to the Group’s financial assets and liabilities at the balance sheet date would decrease the Group’s profit before tax by $5.5 million and a decrease of 50 basis points would increase the Group’s profit before tax by $4.1 million.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34. Financial risk management continued

F. Currency risk (continued)

The Group’s exposure to currency risk, after taking into account currency transaction hedges, was as follows:

	Net foreign currency financial assets/(liabilities)
	US dollar $ million	Sterling $ million	Euro $ million	Canadian dollar $ million	Other $ million	Total $ million
As at December 31, 2012
Functional currency of entity:
– US dollar	—	38.7	17.3	2.1	(0.5)	57.6
– Sterling	(0.5)	—	3.5	—	(0.3)	2.7
– Euro	(7.2)	1.7	—	(0.3)	(0.2)	(6.0)
– Canadian dollar	2.0	—	(0.1)	—	(0.7)	1.2
– Other	9.6	(3.6)	18.9	(1.0)	—	23.9

	3.9	36.8	39.6	0.8	(1.7)	79.4

As at December 31, 2011
Functional currency of entity:
– US dollar	—	12.0	4.2	—	(1.6)	14.6
– Sterling	3.7	—	6.3	—	(6.4)	3.6
– Euro	(8.3)	1.1	—	(0.6)	—	(7.8)
– Canadian dollar	1.3	—	(0.2)	—	(0.1)	1.0
– Other	(2.9)	(3.0)	17.0	(0.6)	—	10.5

	(6.2)	10.1	27.3	(1.2)	(8.1)	21.9

On the assumption that the change in exchange rates is applied to the risk exposures in existence at the balance sheet date and that designated net investment hedges are 100% effective, an increase or decrease of 10% in the value of the functional currencies of the entities concerned against the currencies in which the financial assets and liabilities are denominated would increase or decrease the Group’s profit before tax by $7.9 million (December 31, 2011: $2.5 million).

Currency translation exposures on the Group’s net assets, taking into account designated currency translation derivatives, were as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Currency
– US dollar	(224.0)	(92.3)
– Sterling	106.7	316.2
– Euro	447.7	420.4
– Canadian dollar	260.3	293.6
– Other	1,353.2	1,405.7

	1,943.9	2,343.6

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

The Group provides defined contribution pension benefits in most of the countries in which it operates; in particular, the majority of the Group’s employees in the US are entitled to such benefits. Contributions payable by the Group to these plans during Fiscal 2012 amounted to $28.9 million (Fiscal 2011: $31.9 million; Q4 2010: $9.2 million; 9M 2010: $22.0 million). At the balance sheet date, the Group had not paid over to the plans contributions due amounting to $8.7 million (December 31, 2011: $15.1 million).

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

B. Summary of financial effect on comprehensive income

An analysis of the effect of providing post-employment benefits on the Group’s results is set out below.

SUCCESSOR	Pensions				Other post-employment benefits
Fiscal 2012	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million

Defined contribution plans	21.0	—	7.9	28.9	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	2.3	—	—	2.3	0.1	—	—	0.1
– Interest cost	—	49.0	4.5	53.5	—	5.2	0.5	5.7
– Expected return on plan assets	—	(65.9)	(5.8)	(71.7)	—	—	—	—

	2.3	(16.9)	(1.3)	(15.9)	0.1	5.2	0.5	5.8

Recognized in equity:
– Net actuarial loss				102.7				2.2
– Effect of the asset ceiling				(32.3)				—

				70.4				2.2

				54.5				8.0

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

B. Summary of financial effect on comprehensive income (continued)

	Pensions				Other post-employment benefits
Fiscal 2011*	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million
Defined contribution plans	29.7	—	2.2	31.9	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	2.6	—	0.6	3.2	0.1	—	—	0.1
– Settlement and curtailments	—	—	(3.1)	(3.1)	—	—	—	—
– Interest cost	—	51.9	6.0	57.9	—	6.1	0.4	6.5
– Expected return on plan assets	—	(60.7)	(6.4)	(67.1)	—	—	—	—

	2.6	(8.8)	(2.9)	(9.1)	0.1	6.1	0.4	6.6

Recognized in equity:
– Net actuarial (gain)/loss				(35.4)				2.0
– Effect of the asset ceiling				37.8				—

				2.4				2.0

				(6.7)				8.6

	Pensions				Other post-employment benefits
Q4 2010*	Operating profit $ million	Finance charges $ million	Loss from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million
Defined contribution plans	8.7	—	0.5	9.2	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	1.0	—	0.2	1.2	—	—	—	—
– Interest cost	—	12.1	1.5	13.6	—	1.7	0.1	1.8
– Expected return on plan assets	—	(14.8)	(1.5)	(16.3)	—	—	—	—

	1.0	(2.7)	0.2	(1.5)	—	1.7	0.1	1.8

Recognized in equity:
– Net actuarial gain				(60.1)				(10.0)
– Effect of the asset ceiling				20.2				—

				(39.9)				(10.0)

				(41.4)				(8.2)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

B. Summary of financial effect on comprehensive income (continued)

PREDECESSOR	Pensions				Other post-employment benefits
9M 2010*	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million
Defined contribution plans	20.5	—	1.5	22.0	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	3.4	—	0.4	3.8	0.2	—	—	0.2
– Settlement and curtailments	1.0	—	—	1.0	(1.9)	—	—	(1.9)
– Interest cost	—	40.0	4.8	44.8	—	5.3	0.3	5.6
– Expected return on plan assets	—	(40.8)	(3.9)	(44.7)	—	—	—	—

	4.4	(0.8)	1.3	4.9	(1.7)	5.3	0.3	3.9

Recognized in equity:
– Net actuarial loss				25.9				5.4
– Effect of the asset ceiling				(0.3)				—

				25.6				5.4

				30.5				9.3

*	Re-presented for discontinued operations (see note 15)

C. Summary of financial effect on the balance sheet

The net liability recognized in the Group’s balance sheet in respect of defined benefit plans and its presentation in the balance sheet are set out below:

	As at December 31, 2012				As at December 31, 2011
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
Pensions
Present value of benefit obligation:
– Funded	533.5	459.6	132.5	1,125.6	589.0	382.5	127.5	1,099.0
– Unfunded	33.7	0.2	0.9	34.8	35.8	0.2	1.4	37.4

	567.2	459.8	133.4	1,160.4	624.8	382.7	128.9	1,136.4
Fair value of plan assets	(533.1)	(483.3)	(100.1)	(1,116.5)	(596.0)	(444.1)	(94.6)	(1,134.7)

	34.1	(23.5)	33.3	43.9	28.8	(61.4)	34.3	1.7
Effect of the asset ceiling	—	30.3	—	30.3	6.9	57.7	—	64.6

Net liability	34.1	6.8	33.3	74.2	35.7	(3.7)	34.3	66.3

Other benefits (unfunded)
Present value of benefit obligation	115.3	—	—	115.3	93.7	—	32.7	126.4

	149.4	6.8	33.3	189.5	129.4	(3.7)	67.0	192.7

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

C. Summary of financial effect on the balance sheet (continued)

The net liability is presented in the Group’s balance sheet as follows:

	As at December 31, 2012			As at December 31, 2011
	Pensions $ million	Other benefits $ million	Total $ million	Pensions $ million	Other benefits $ million	Total $ million
Surpluses	(0.7)	—	(0.7)	(6.7)	—	(6.7)
Deficits	74.9	115.3	190.2	70.7	126.4	197.1

	74.2	115.3	189.5	64.0	126.4	190.4
Liabilities directly associated with assets held for sale (see note 29)	—	—	—	2.3	—	2.3

Net liability	74.2	115.3	189.5	66.3	126.4	192.7

D. Pensions

Assumptions

The principal assumptions used in the actuarial valuations of the defined benefit pension plans were as follows:

	As at December 31, 2012			As at December 31, 2011
	US % per annum	UK % per annum	Other countries % per annum	US % per annum	UK % per annum	Other countries % per annum
Salary increases	Age-graded	4.250%	3.111%	3.28%	4.00%	3.47%
Increase to pensions in payment	n/a	3.250%	1.750%	n/a	3.00%	1.75%
Increase to deferred pensions	n/a	3.250%	1.750%	n/a	3.00%	1.75%
Long-term rate of return on plan assets	6.400%	5.906%	5.003%	7.25%	5.97%	5.41%
Discount rate	3.750%	4.375%	3.366%	5.00%	5.00%	3.69%
Inflation rate	n/a	3.250%	1.858%	n/a	3.00%	2.11%

The current life expectancies underlying the benefit obligations of the Group’s principal pension plans were as follows:

		As at December 31, 2012			As at December 31, 2011
		US Years	UK Years	Other countries Years	US Years	UK Years	Other countries Years
Current pensioners (at age 65)	– male	18.7	23.5	19.4	18.6	23.5	19.4
	– female	20.7	25.5	21.8	20.7	25.5	21.8
Future pensioners (at age 65)	– male	18.7	25.8	19.4	18.6	25.7	19.4
	– female	20.7	27.8	21.8	20.7	27.7	21.8

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

D. Pensions (continued)

Benefit obligation

Changes in the present value of the benefit obligation were as follows:

SUCCESSOR	Fiscal 2012				Fiscal 2011				Q4 2010
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	624.8	382.7	128.9	1,136.4	608.7	367.5	152.3	1,128.5	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	638.7	398.0	152.1	1,188.8
Current service cost	—	0.4	1.9	2.3	0.8	0.4	2.0	3.2	0.2	0.1	0.9	1.2
Settlements	(0.1)	—	—	(0.1)	(0.4)	—	(1.1)	(1.5)	(0.1)	—	—	(0.1)
Curtailments	—	—	—	—	(3.1)	—	—	(3.1)	—	—	—	—
Interest cost	29.5	19.2	4.8	53.5	31.4	20.5	6.0	57.9	7.7	4.9	1.0	13.6
Net actuarial loss/(gain)	72.3	57.7	7.9	137.9	38.2	11.8	9.3	59.3	(22.2)	(25.4)	(4.3)	(51.9)

	726.5	460.0	143.5	1,330.0	675.6	400.2	168.5	1,244.3	624.3	377.6	149.7	1,151.6
Disposal of subsidiaries	(102.2)	—	(1.9)	(104.1)	—	—	(30.5)	(30.5)	—	—	—	—
Employees’ contributions	—	0.1	—	0.1	—	0.1	—	0.1	—	—	—	—
Benefits paid	(57.1)	(18.4)	(8.0)	(83.5)	(50.8)	(16.4)	(8.2)	(75.4)	(15.6)	(4.8)	(1.7)	(22.1)
Foreign currency translation	—	18.1	(0.2)	17.9	—	(1.2)	(0.9)	(2.1)	—	(5.3)	4.3	(1.0)

At the end of the period	567.2	459.8	133.4	1,160.4	624.8	382.7	128.9	1,136.4	608.7	367.5	152.3	1,128.5

PREDECESSOR	9M 2010
	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	601.9	366.8	147.3	1,116.0
Current service cost	0.5	0.3	3.0	3.8
Settlements	—	—	1.0	1.0
Interest cost	24.9	14.6	5.3	44.8
Net actuarial loss	47.1	37.1	6.2	90.4

	674.4	418.8	162.8	1,256.0
Employees’ contributions	—	0.1	0.1	0.2
Benefits paid	(35.7)	(11.0)	(13.6)	(60.3)
Foreign currency translation	—	(9.9)	2.8	(7.1)

At the end of the period	638.7	398.0	152.1	1,188.8

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

D. Pensions (continued)

Plan assets

Changes in the fair value of plan assets were as follows:

SUCCESSOR	Fiscal 2012				Fiscal 2011				Q4 2010
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	596.0	444.1	94.6	1,134.7	513.5	377.9	119.7	1,011.1	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	515.9	372.0	111.4	999.3
Expected return on plan assets	39.8	27.0	4.9	71.7	36.2	24.8	6.1	67.1	9.1	5.7	1.5	16.3
Settlements	(0.1)	—	—	(0.1)	(0.4)	—	(1.1)	(1.5)	(0.1)	—	—	(0.1)
Net actuarial gain/(loss)	35.9	(3.9)	3.2	35.2	69.8	26.8	(1.9)	94.7	(1.9)	7.3	2.8	8.2

	671.6	467.2	102.7	1,241.5	619.1	429.5	122.8	1,171.4	523.0	385.0	115.7	1,023.7
Disposal of subsidiaries	(103.0)	—	—	(103.0)	—	—	(24.2)	(24.2)	—	—	—	—
Employer’s contributions	21.6	13.0	4.6	39.2	27.7	32.3	5.5	65.5	6.1	2.8	3.0	11.9
Employees’ contributions	—	0.1	—	0.1	—	0.1	—	0.1	—	—	—	—
Benefits paid	(57.1)	(18.4)	(8.0)	(83.5)	(50.8)	(16.4)	(8.2)	(75.4)	(15.6)	(4.8)	(1.7)	(22.1)
Foreign currency translation	—	21.4	0.8	22.2	—	(1.4)	(1.3)	(2.7)	—	(5.1)	2.7	(2.4)

At the end of the period	533.1	483.3	100.1	1,116.5	596.0	444.1	94.6	1,134.7	513.5	377.9	119.7	1,011.1

PREDECESSOR	9M 2010
	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	458.1	353.7	112.7	924.5
Expected return on plan assets	24.4	15.7	4.6	44.7
Net actuarial gain/(loss)	57.4	7.9	(0.8)	64.5

	539.9	377.3	116.5	1,033.7
Employer’s contributions	11.7	14.9	5.5	32.1
Employees’ contributions	—	0.1	0.1	0.2
Benefits paid	(35.7)	(11.0)	(13.6)	(60.3)
Foreign currency translation	—	(9.3)	2.9	(6.4)

At the end of the period	515.9	372.0	111.4	999.3

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

D. Pensions (continued)

The fair value of plan assets by asset category was as follows:

	As at December 31, 2012				As at December 31, 2011
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
Equity instruments	322.4	147.9	47.9	518.2	351.6	145.6	40.3	537.5
Fixed income instruments	206.8	333.9	45.7	586.4	235.5	294.9	48.2	578.6
Other assets	3.9	1.5	6.5	11.9	8.9	3.6	6.1	18.6

	533.1	483.3	100.1	1,116.5	596.0	444.1	94.6	1,134.7

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

The Group’s investment strategy for pension plan assets includes diversification to minimize interest and market risks. Accordingly, the interest rate risk inherent in the benefit obligation of the Group’s US funded pension plans is hedged using a combination of bonds and interest rate swaps with a combined average duration of 9.3 years. In general, the investment strategy for the Group’s pension plans outside the US does not involve the use of derivative financial instruments.

Since December 31, 2012, the Group has sold the equity instruments held by its largest defined benefit pension plan, The Gates Group Retirement Plan, for approximately $331 million and has unwound all of the interest rate swaps. Fixed income instruments have been purchased with the proceeds in order to create an asset portfolio that matches as closely as possible the yield on AA corporate bonds. This has had the effect of both reducing equity risk in the asset portfolio and also improving the extent of the hedge of the liability discount rate.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

D. Pensions (continued)

The weighted averages of the expected returns on plan assets were as follows:

	SUCCESSOR
	As at December 31, 2012			As at December 31, 2011			As at December 31, 2010
	US	UK	Other countries	US	UK	Other countries	US	UK	Other countries
Equity instruments	7.50%	7.37%	7.20%	7.50%	7.45%	7.20%	8.50%	8.00%	9.00%
Debt instruments	3.20%	3.25%	3.55%	3.80%	3.73%	4.30%	4.20%	3.98%	3.89%
Other assets	3.10%	3.05%	1.26%	3.10%	3.95%	1.44%	2.80%	3.70%	2.00%

The actual return on plan assets was as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012	Fiscal 2011	Q4 2010	9M 2010
US	12.7%	20.6%	1.4%	23.8%
UK	5.2%	14.0%	3.5%	8.9%
Other countries	8.6%	3.1%	4.1%	4.6%

Actuarial gains and losses

Actuarial gains and losses recognized in relation to defined benefit pension plans were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million	Fiscal 2009 $ million	Fiscal 2008 $ million
At the end of the period:
– Present value of benefit obligation	1,160.4	1,136.4	1,128.5	1,188.8	1,116.0	1,018.1
– Fair value of plan assets	(1,116.5)	(1,134.7)	(1,011.1)	(999.3)	(924.5)	(862.1)

Deficit in the plans	43.9	1.7	117.4	189.5	191.5	156.0

Recognized in the period:
– Net actuarial (loss)/gain on benefit obligation	(137.9)	(59.3)	51.9	(90.4)	(101.4)	23.1
– Net actuarial gain/(loss) on plan assets	35.2	94.7	8.2	64.5	(18.4)	(145.5)

	(102.7)	35.4	60.1	(25.9)	(119.8)	(122.4)

As at December 31, 2012, the cumulative net actuarial loss recognized in other comprehensive income amounted to $7.2 million (December 31, 2011: gain of $95.5 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

D. Pensions (continued)

Expected future contributions

The Group expects to make contributions of approximately $30 million to defined benefit pension plans during 2013.

E. Other post-employment benefits

Assumptions

The weighted averages of the principal assumptions used in the actuarial valuations of the other post-employment benefit plans were as follows:

	As at December 31, 2012 % per annum	As at December 31, 2011 % per annum	As at December 31, 2010 % per annum
Discount rate	3.75%	4.74%	5.28%
Medical cost inflation rate	9.50%	7.95%	12.49%

The Group’s other post-employment benefit plans are unfunded. Accordingly, the liability recognized in the Group’s balance sheet in respect of these plans represents the present value of the benefit obligation.

Sensitivity to change in the assumed medical cost inflation rate used in the actuarial valuations as at December 31, 2012 is as follows:

	Increase of one percentage point $ million	Decrease of one percentage point $ million
Effect on the aggregate of the current service cost and the interest cost	0.3	(0.3)
Effect on the accumulated benefit obligation	10.5	(8.7)

\Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. Post-employment benefit obligations continued

E. Other post-employment benefits (continued)

Benefit obligation

Changes in the present value of the benefit obligation were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
At the beginning of the period	126.4	130.0	—	142.1
Acquisition of subsidiaries	—	—	140.9	—
Current service cost	0.1	0.1	—	—
Settlements	—	—	—	(1.7)
Interest cost	5.7	6.5	1.8	5.6
Net actuarial loss/(gain)	2.2	2.0	(10.0)	5.4

	134.4	138.6	132.7	151.4
Disposal of subsidiaries	(8.8)	—	—	—
Benefits paid	(11.1)	(11.4)	(3.6)	(11.2)
Foreign currency translation	0.8	(0.8)	0.9	0.7

At the end of the period	115.3	126.4	130.0	140.9

Actuarial gains and losses

Actuarial gains and losses recognized in relation to other post-employment benefit plans were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million	Fiscal 2009 $ million	Fiscal 2008 $ million
At the end of the period:
– Present value of benefit obligation	115.3	126.4	130.0	140.9	142.1	147.7

Recognized in the period:
– Actuarial (loss)/gain on benefit obligation	(2.2)	(2.0)	10.0	(5.4)	(24.0)	23.6

As at December 31, 2012, the cumulative net actuarial gain recognized in other comprehensive income amounted to $5.8 million (December 31, 2011: net gain of $8.0 million).

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

A. Share scheme modifications

On December 12, 2012, in anticipation of the return of capital completed on December 18, 2012, certain equitable adjustments were made to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments included the grant of additional awards, adjustments to the calculation of exercise prices and cash compensation. As the grants of additional awards and exercise price adjustments were made in order to preserve the value of awards previously made, no additional charge has been recognized in respect of those modifications to the equity incentive plans. The cash compensation payable of $22.7 million has been recognized within administrative expenses as an employee cost.

The specific adjustments made in respect of each type of share-based award is detailed under the relevant heading below.

B. Share options - SUCCESSOR

Variable Options

The Company has established an equity incentive plan under which the Group’s senior executives were granted options to purchase ordinary ‘B’ shares (‘B Shares’), named the Variable Options. During Fiscal 2012, the compensation expense recognized in relation to the Variable Options was $44.6 million (Fiscal 2011: $80.4 million; Q4 2010: $72.2 million).

The Variable Options are divided into three tiers with escalating exercise prices which allow the participants to share in the gains of the equity investors in the Company above certain minimum return thresholds.

The first tier options had at their grant date an exercise price equal to the price at which the Sponsors subscribed for shares in the Company at the time of the acquisition of Tomkins (the ‘Initial Exercise Price’) increasing at a compound rate of 8% per annum until the exercise date, subject to the additional condition that 3.184% of the options may not be exercised unless the fair market value of the underlying shares exceeds the exercise price of the second tier options and 3.409% of the options may not be exercised unless the fair market value of the underlying shares exceeds the exercise price of the third tier options. The second tier options have an exercise price equal to the Initial Exercise Price increasing at a compound rate of 25% per annum until the exercise date (subject, in certain circumstances, to a cap of 2.25 times the Initial Exercise Price), subject to the additional condition that 3.409% of the options may not be exercised unless the fair market value of the underlying shares exceeds the exercise price of the third tier options. The third tier options have an exercise price equal to the Initial Exercise Price increasing at a compound rate of 27.5% per annum until the exercise date (subject, in certain circumstances, to a cap of 2.5 times the Initial Exercise Price).

The Variable Options vest as to 25% immediately on grant, with a further 25% vesting on the first three anniversaries of the effective date of the acquisition of Tomkins, subject to the participant’s continuing employment by the Group on the vesting date. The vesting of the Variable Options will be accelerated in the

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

B. Share options – SUCCESSOR (continued)

event of a change of control or certain liquidity events while the holder is still employed, or, in part, if the holder is a good leaver.

During Fiscal 2012, an additional 7,041 shares (Fiscal 2011: 1,073 shares) were issued to management on the same terms as those granted in 2010 with the exception that the Initial Exercise Price was increased to $2,358.80 (Fiscal 2011: $2,533.70).

As explained under part A above, during December 2012, certain equitable adjustments were made to the equity incentive plans. The resulting modification made to the Variable Options was to reduce the exercise price of each tier to give effect to the return of capital.

The fair value of the Variable Options at their grant date was measured using a Monte Carlo valuation model as follows:

	Fiscal 2012	Fiscal 2011
Fair value:
– First tier	$1,167	$1,500
– Second tier	$931	$1,281
– Third tier	$875	$1,202
Inputs to the model:
– Share price at the grant date	$2,359	$2,534
– Exercise prices at the grant date:
Tier I	$2,359	$2,534
Tier II	$2,611	$2,534
Tier III	$2,677	$2,534
– Expected volatility	64.6%	83.5%
– Expected option life	5 years	5 years
– Risk-free interest rate	1.25%	1.37%
– Expected dividends	nil	nil

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

B. Share options – SUCCESSOR (continued)

Details of the Variable Options outstanding as at December 31, 2012 were as follows:

	Fiscal 2012		Fiscal 2011
	Options Number	Exercise Price $	Options Number	Exercise Price $
Outstanding at the beginning of the period
– First tier	111,831	$2,148	113,034	$2,002
– Second tier	37,273	$2,534	37,674	$2,072
– Third tier	37,284	$2,591	37,685	$2,082

	186,388	$2,314	188,393	$2,033
Movements during the period
Granted during the period:
– First tier	4,223	$2,359	643	$2,534
– Second tier	1,409	$2,611	215	$2,534
– Third tier	1,409	$2,677	215	$2,534

Forfeited during the period:
– First tier	(346)	$2,255	(1,846)	$2,146
– Second tier	(118)	$2,925	(616)	$2,534
– Third tier	(130)	$3,028	(616)	$2,591

Outstanding at the end of the period
– First tier	115,708	$1,272	111,831	$2,148
– Second tier	38,564	$2,186	37,273	$2,534
– Third tier	38,563	$2,336	37,284	$2,591

	192,835	$1,668	186,388	$2,314

Exercisable at the end of the period	145,919	$1,680	89,361	$2,320

If the Variable Options remain outstanding but unexercised, they will expire on the tenth anniversary of the grant date. As at December 31, 2012, the Variable Options had a remaining contractual life of 7.75 years.

C. Other share awards – SUCCESSOR

Replacement Options

On the acquisition of Tomkins, certain executives who are not resident in the US were given the opportunity to cancel their vested awards under the Performance Share Plan (‘PSP’) that was operated by Tomkins Limited in exchange for awards of options, named the Replacement Options, to purchase equity interests in the Company. In the event, Replacement Options over 17,640 B Shares were granted to participating executives. Each Replacement Option has a nominal exercise price and vested immediately on grant. As such, the Replacement Options had a fair value at their grant date that was equal to the fair value of the vested awards under the PSP that they replaced, which was the equivalent of the offer price of 325 pence per ordinary share in Tomkins Limited.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

C. Other share awards – SUCCESSOR (continued)

Accordingly, the fair value of the Replacement Options granted, which amounted to $34.9 million, was recognized by the Group as part of the consideration paid to acquire Tomkins.

During Fiscal 2012, 663 Replacement Options were settled at their fair value on the date of settlement of $2,455.60 each. As at December 31, 2012, Replacement Options over 16,977 B Shares remained outstanding. If these Replacement Options remain outstanding but unexercised, they will expire on the tenth anniversary of the grant date. As at December 31, 2012, the Replacement Options had a remaining contractual life of 7.75 years.

As explained under part A above, during December 2012, certain equitable adjustments were made to the equity incentive plans. No amendments were made to the number of outstanding Replacement Options, or to the terms of those options. Instead, it was decided that a cash payment of $22.7 million was to be paid to holders of the Replacement Options to compensate them for the adverse impact of the return of capital on those awards. This compensation has been recognized within administrative expenses as an employee cost.

Retention Awards

Following the acquisition of Tomkins, awards over 3,647 B Shares, named the Retention Awards, were granted to certain executives. During Fiscal 2012, the compensation expense recognized in relation to the Retention Awards was $1.4 million (Fiscal 2011: $4.5 million; Q4 2010: $0.2 million).

Retention Awards are rights to receive shares (or their cash equivalent) that normally become vested as to one-third of the award on the first three anniversaries of the effective date of the acquisition of Tomkins subject to the participant’s continuing employment by the Group at the vesting date (or, if not so employed, if the holder dies, has his or her employment terminated due to disability or without cause or resigns for good reason). Vesting will be accelerated in the event of a change of control or a liquidity event while the participant is still employed by the Group.

C. Other share awards – SUCCESSOR

On the principal assumption that there will be no dividend payments during the vesting period, the fair value on the grant date of the Retention Awards was $1,966.

Movements in the number of awards during Fiscal 2012 may be analyzed as follows:

	Fiscal 2012	Fiscal 2011
	Options Number	Options Number
Outstanding at the beginning of the period	3,647	3,647
Forfeited during the period	(349)	—
Additional units issued as a result of the return of capital	1,969	—

Outstanding at the end of the period	5,267	3,647

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

C. Other share awards – SUCCESSOR (continued)

As explained under part A above, during December 2012, certain equitable adjustments were made to the equity incentive plans. Participants were awarded additional retention units, with the same terms and conditions of the original awards, based on a ratio of the fair market value per B Share of $2,849.90 and the per share value of the return of capital of $1,068.56. In total, 1,969 such additional units were granted to participants.

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

During Fiscal 2012, awards were granted over 1,161 B Shares (Fiscal 2011: 1,377 B Shares), which represented the share element of bonuses earned under the ABIP during Fiscal 2012. As at December 31, 2012, the Group had not yet issued 435 B Shares (December 31, 2011: 809 B Shares) over which ABIP awards had been granted. In addition, 2,588 Deferred Share Rights were earned during Fiscal 2012 (Fiscal 2011: 2,751 Deferred Share Rights).

As a result of the disposal of businesses during the period and executive restructurings, 611 Bonus Shares were bought back from ABIP participants by the Company, 500 Deferred Share Rights were forfeited during the period and a further 235 Deferred Share Rights were settled at their respective fair values on the dates of settlement. In addition, certain executives of businesses in the Air Distribution segment retained a total of 760 Deferred Share Rights, with no changes to the terms or vesting conditions. As no future benefit will accrue to the Group from the services of these executives, the remaining unrecognized charge in relation to these awards was recognized in full in Fiscal 2012.

The fair value of awards made under the ABIP was measured based on the internal valuations of the Company’s B Shares on the respective dates of the awards. The weighted average fair value of awards made under these schemes during Fiscal 2012 was $2,511.89 (Fiscal 2011: $2,395.10). The compensation expense recognized during Fiscal 2012 in relation to these awards was $7.0 million (Fiscal 2011: $3.9 million), of which $1.5 million related to the accelerated recognition of the charge in relation to the Deferred Share Rights retained by Air Distribution executives.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

C. Other share awards – SUCCESSOR (continued)

As explained under part A above, during December 2012, certain equitable adjustments were made to the equity incentive plans. Participants were awarded additional awards, with the same terms and conditions of the original awards, based on a ratio of the fair market value per B Share of $2,849.90 and the per share value of the return of capital of $1,068.56. In total, 2,220 such additional units were granted to participants.
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

During Fiscal 2011, the majority of the outstanding options over shares in Tomkins Limited were exercised and the Group accordingly purchased $13.1 million of the non-controlling interest. The remaining options expired during Fiscal 2012.

C. Other share awards – SUCCESSOR

Movements in the number of options outstanding were as follows:

	Fiscal 2012		Fiscal 2011
	Options Number	Weighted average exercise price Pence	Options Number	Weighted average exercise price Pence
As at the beginning of the period	61,000	254p	9,532,628	243p
Exercised	—	—	(8,416,400)	325p
Expired	(61,000)	254p	(1,055,228)	345p

As at the end of the period	—	—	61,000	254p

Exercisable as at the end of the period	—	—	61,000	254p

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

36. Share-based incentives continued

C. Other share awards – SUCCESSOR (continued)

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

D. Share options – PREDECESSOR

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

Changes in the total number of share options outstanding during the period were as follows:

	9M 2010
	Options Number	Weighted average exercise price Pence
Outstanding at the beginning of the period	17,248,301	224.24
Granted during the period	308,264	188.56
Cancelled during the period	(8,674)	280.94
Forfeited during the period	(49,951)	115.39
Exercised during the period	(4,196,081)	220.95
Lapsed during the period	(1,421,790)	252.81
Settled	(1,860,532)	114.36

Outstanding at the end of the period	10,019,537	241.36

Exercisable at the end of the period	10,019,537	241.36

On the dates on which options were exercised during 9M 2010, the weighted average market price of Tomkins plc’s ordinary shares was 317.52p per share.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

D. Share options – PREDECESSOR (continued)

The fair value of options granted under the Sharesave Scheme was measured at their respective grant dates using the Black-Scholes option pricing formula based on the following assumptions:

9M 2010
Weighted average fair value	97.96p
Weighted average assumptions:
– Share price	247.40p
– Exercise price	188.56p
– Expected volatility	40.34%
– Expected option life	4.31 years
– Risk-free interest rate	2.60%
– Expected dividends	6.53p

Expected volatility was determined based on the historical volatility of the market price of Tomkins plc’s ordinary shares over the expected life of the options. Adjustments have been made to the expected life used in the model to reflect the effects of non-transferability, exercise restrictions and behavioral considerations.

E. Other share awards – PREDECESSOR

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

The fair value of awards made under the ABIP and the IBP was measured based on the market price of the Tomkins plc’s ordinary shares on the date of the award. Where the awards did not attract dividends during the vesting period, the market price was reduced by the present value of the dividends that were expected to be paid during the expected life of the awards. The weighted average fair value of awards made under these schemes during 9M 2010 was 219.8p.

PSP

The PSP provided awards of shares which vested after a period of three years, conditional on the Group’s total shareholder return relative to its cost of equity over the vesting period and the participant’s continued employment with the Group. During 9M 2010, awards were granted over 5,558,211 ordinary shares under the PSP.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36. Share-based incentives continued

E. Other share awards – PREDECESSOR (continued)

The fair value of awards made under the PSP was measured at their respective grant dates using a Monte Carlo valuation model based on the following assumptions:

9M 2010
Weighted average fair value	63.70p
Weighted average assumptions:
– Expected volatility	48.00%
– Expected option life	3.00 years
– Risk-free interest rate	1.90%
– Dividend yield	3.23%

Expected volatility was determined based on the historical volatility of the market price of Tomkins plc’s ordinary shares over the expected life of the awards.

37. Deferred tax

Movements in the net deferred tax assets and (liabilities) recognized by the Group were as follows:

	Post- employment benefits $ million	Tax losses $ million	Net investment in subsidiaries $ million	Accrued expenses $ million	Long-lived assets $ million	Inventories $ million	Other items $ million	Total $ million
As at December 31, 2010	79.5	32.8	(84.6)	44.0	(846.8)	(27.7)	22.9	(779.9)
Purchase accounting adjustments (see note 20)	—	—	—	5.0	(7.0)	(0.5)	27.5	25.0
(Charge)/credit to profit or loss	(27.0)	32.2	(2.1)	(2.9)	61.6	(7.6)	6.1	60.3
Disposal of subsidiaries	(0.2)	—	—	(1.3)	19.9	(0.9)	(1.7)	15.8
Charged outside profit or loss	(3.6)	0.1	0.3	—	—	(0.2)	0.5	(2.9)
Currency translation differences	0.1	(0.2)	—	(1.0)	3.5	(0.2)	(0.3)	1.9

As at December 31, 2011	48.8	64.9	(86.4)	43.8	(768.8)	(37.1)	55.0	(679.8)
(Charge)/credit to profit or loss	(15.9)	(25.2)	(36.0)	3.1	109.8	1.9	31.0	68.7
Purchase accounting adjustments (see note 20)	—	—	—	—	(0.2)	—	—	(0.2)
Disposal of subsidiaries	(2.1)	(17.8)	—	(6.7)	137.2	5.0	(9.5)	106.1
Charged outside profit or loss	19.4	—	—	—	—	—	1.0	20.4
Currency translation differences	(0.3)	(0.2)	—	0.2	0.2	0.2	—	0.1

As at December 31, 2012	49.9	21.7	(122.4)	40.4	(521.8)	(30.0)	77.5	(484.7)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

37. Deferred tax continued

Deferred tax assets and liabilities presented in the Group’s balance sheet are as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Deferred tax assets:
– Ongoing businesses	6.1	7.9

Deferred tax liabilities:
– Ongoing businesses	(490.8)	(650.9)
– Liabilities directly associated with assets held for sale (see note 29)	—	(36.8)

	(490.8)	(687.7)

	(484.7)	(679.8)

As at December 31, 2012:

•

the Group had operating tax losses amounting to $3,207.0 million, of which $3,019.2 million can be carried forward indefinitely and $187.8 million have expiry dates between 2013 and 2032 (the Group recognized a deferred tax asset of $21.7 million in respect of these losses);

•	the Group had capital tax losses amounting to $473.7 million, all of which can be carried forward indefinitely (the Group recognized a deferred tax asset of $0.1 million in respect of these losses);

•	the Group had foreign tax credits amounting to $53.2 million, which expire between 2019 and 2022 (the Group recognized no deferred tax asset in respect of these tax credits); and

•

the Group had other tax credits amounting to $52.8 million, of which $25.5 million can be carried forward indefinitely and $27.3 million expire between 2016 and 2032 (the Group recognized a deferred tax asset of $27.1 million in respect of these tax credits).

As at December 31, 2012, the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized was $1,134.4 million (December 31, 2011: $1,421.5 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

38. Provisions

	Restructuring costs $ million	Environmental remediation $ million	Workers’ compensation $ million	Warranty provisions $ million	Product liability provisions $ million	Indemnified uncertain tax liabilities $ million	Other provisions $ million	Total $ million
As at December 31, 2010	27.8	12.0	21.6	12.1	8.3	—	9.2	91.0
Purchase accounting adjustments (see note 20)	—	(1.5)	(0.3)	—	9.8	—	(1.0)	7.0
Charge for the period	5.3	3.1	10.6	10.4	8.1	—	0.3	37.8
Utilized during the period	(13.9)	(2.6)	(10.9)	(8.7)	(12.5)	—	—	(48.6)
Released during the period	(11.9)	(0.6)	(1.2)	(1.3)	(0.1)	—	(4.2)	(19.3)
Disposal of subsidiaries	—	—	(0.8)	(0.6)	—	—	—	(1.4)
Foreign currency translation	0.3	—	(0.1)	(0.1)	—	—	(0.6)	(0.5)

As at December 31, 2011	7.6	10.4	18.9	11.8	13.6	—	3.7	66.0
Charge for the period	11.1	1.6	10.1	18.9	11.1	22.1	0.6	75.5
Utilized during the period	(8.6)	(2.9)	(8.5)	(12.4)	(8.1)	(0.2)	0.1	(40.6)
Released during the period	(2.2)	—	(1.7)	(1.1)	(0.8)	—	(0.4)	(6.2)
Disposal of subsidiaries	(0.1)	(2.0)	(7.6)	(5.1)	(1.7)	—	(0.8)	(17.3)
Foreign currency translation	0.1	0.1	—	0.3	0.1	—	—	0.6

As at December 31, 2012	7.9	7.2	11.2	12.4	14.2	21.9	3.2	78.0

Provisions are presented in the Group’s balance sheet as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Ongoing businesses:
– Current liabilities	52.0	33.9
– Non-current liabilities	26.0	25.3

	78.0	59.2
Liabilities directly associated with assets held for sale (see note 29)	—	6.8

	78.0	66.0

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

38. Provisions continued

Provisions for restructuring costs and product liability claims are expected largely to be utilized during 2013. The majority of the environmental provisions are currently expected to be utilized during 2013 and 2014. The majority of the warranty provisions are expected to be utilized during 2013 and 2014, with the remainder estimated to be utilized within the next five years.

Under the terms of certain of the Stock Purchase Agreements signed in relation to the disposal of businesses during Fiscal 2012, the Group has agreed to indemnify the acquiring entities in respect of various uncertain liabilities, primarily in relation to historical tax years. Prior to the disposal of the businesses, these uncertain liabilities were included within current liabilities. It is estimated that these provisions will be utilized or released over the next four to five years.

Other provisions consist primarily of legal and insurance provisions.

Further information on certain of the Group’s provisions is presented in note 4.

39. Share capital and reserves

A. Authorized and issued, fully paid shares of Pinafore Holdings B.V.

	Preferred ‘A’ shares of $3,600 each		Ordinary ‘B’ shares of $0.01 each
	Authorized Number of shares	Issued Number of shares	Authorized Number of shares	Issued Number of shares
As at December 31, 2010	10	2	5,400,000	1,080,000
Issue of shares	—	—	—	10,037

As at December 31, 2011	10	2	5,400,000	1,090,037
Issue of shares	—	—	—	1,080

As at December 31, 2012	10	2	5,400,000	1,091,117

Share capital

Share capital represents the nominal value of the shares issued.

On September 1, 2010, the date on which the Company was incorporated, the authorized share capital consisted of two classes of shares: the preferred ‘A’ shares of €3,600 each (‘A Shares’); and the B Shares of one eurocent (€0.01) each. On this date, two A Shares and 1,080,000 B Shares were issued for cash at their nominal values. On September 27, 2010, the holder of the B Shares subscribed an additional amount of €1,578.3 million by way of a contribution to share premium. The Company used the amount of the contribution to subscribe for additional shares in its wholly-owned subsidiary, Tomkins Acquisitions Limited, which, in turn, used the contribution to partially fund the acquisition of Tomkins.

During December 2012, the Company effected a return of capital totaling $1,161.9 million. Also during the period, the Company made certain changes to its Articles of Association, such that, as at December 31, 2012, the nominal value of the Company’s A Shares were $3,600 and the nominal value of the Company’s B Shares were $0.01.

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

Shares issued

Following the acquisition of Tomkins, certain members of the Tomkins management team invested in the Group by way of subscribing for B Shares. In total, the participating members of the Tomkins management team subscribed for 9,097 B Shares for the Euro equivalent of $17.6 million in cash. As at December 31, 2010, the shares had not yet been registered in the names of the participants. During Fiscal 2011, as a result of changes within the management team, cash invested of $0.7 million was returned to certain members of management who had previously subscribed for B Shares. As a result, during Fiscal 2011, 8,642 B Shares were issued in the names of the participants for $16.9 million. An additional 1,395 B Shares were issued during Fiscal 2011 in respect of the Group’s ABIP scheme, to outside director awards and in relation to an additional subscription by the Co-operative.

During Fiscal 2012, 1,080 additional shares were issued, primarily to meet the Group’s obligations under its ABIP scheme.

Own shares

As a consequence of the disposal of businesses and a number of changes in the management teams of existing businesses during Fiscal 2012, the Company bought back a total of 3,663 shares and 551.576 Depositary Receipts issued for B Shares. All shares and Depositary Receipts were bought back at their fair values on the dates of purchase. The Company re-issued 161 of these B Shares and 265.512 of the Depositary Receipts issued for B Shares. As at December 31, 2012, the Company still held 3,510 B Shares and 286,064 Depositary Receipts issued for B Shares, at a value of $10.8 million. These instruments are expected to be issued to ABIP participants for awards to be granted in future periods.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

39. Share capital and reserves continued

A. Authorized and issued, fully paid shares of Pinafore Holdings B.V. (continued)

As a result of the changes in the management team during Fiscal 2011, the Company had bought back 103 B Shares from management for a total consideration of $0.3 million.

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

During Fiscal 2012, the Group issued 1,080 B Shares, primarily to meet the Group’s obligations under its ABIP scheme, at a premium of $2.6 million.

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

Ordinary shareholders had no entitlement to share in the profits of Tomkins plc, except for dividends that had been declared and in the event of its liquidation.

Ordinary shareholders had the right to attend, and vote at, general meetings of Tomkins plc or to appoint a proxy to attend and vote at such meetings on their behalf. Ordinary shareholders had one vote for every share held. Ordinary share capital represents the nominal value of ordinary shares issued.

Share premium account

The share premium account records the difference between the nominal value of shares issued and the fair value of the consideration received. The share premium account is not distributable but may be used for certain purposes specified by UK law, including to write off expenses on any issue of shares or debentures and to pay up

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

39. Share capital and reserves continued

B. Authorized and issued, fully paid shares of Tomkins plc (continued)

fully paid bonus shares. The share premium account may be reduced by special resolution of Tomkins Limited’s shareholder and with court approval.

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

40. Analysis of other comprehensive (loss)/income

SUCCESSOR	Currency translation reserve $ million	Available-for- sale reserve $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
Fiscal 2012
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	54.0	—	—	54.0	(0.5)	53.5
Associates	0.3	—	—	0.3	—	0.3
– Loss on net investment hedges	(0.8)	—	—	(0.8)	—	(0.8)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	(3.3)	—	—	(3.3)	—	(3.3)

	50.2	—	—	50.2	(0.5)	49.7
Available-for-sale investments:
– Unrealized gain arising in the period	—	0.3	—	0.3	0.2	0.5

	—	0.3	—	0.3	0.2	0.5
Post-employment benefits:
– Net actuarial (loss)/gain	—	—	(105.6)	(105.6)	0.7	(104.9)
– Effect of the asset ceiling	—	—	32.3	32.3	—	32.3

	—	—	(73.3)	(73.3)	0.7	(72.6)

Other comprehensive income/(loss) before tax	50.2	0.3	(73.3)	(22.8)	0.4	(22.4)

Income tax benefit/(expense)	1.8	(0.2)	19.7	21.3	(0.3)	21.0

Other comprehensive income/(loss)	52.0	0.1	(53.6)	(1.5)	0.1	(1.4)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

40. Analysis of other comprehensive (loss)/income continued

SUCCESSOR	Currency translation reserve $ million	Available-for- sale reserve $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
Fiscal 2011
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	(67.0)	—	—	(67.0)	4.5	(62.5)
Associates	0.6	—	—	0.6	—	0.6
– Gain on net investment hedges	3.6	—	—	3.6	—	3.6

	(62.8)	—	—	(62.8)	4.5	(58.3)
Available-for-sale investments:
– Unrealized loss arising in the period	—	(0.2)	—	(0.2)	(0.2)	(0.4)

	—	(0.2)	—	(0.2)	(0.2)	(0.4)
Post-employment benefits:
– Net actuarial gain/(loss)	—	—	34.5	34.5	(1.1)	33.4
– Effect of the asset ceiling	—	—	(37.8)	(37.8)	—	(37.8)

	—	—	(3.3)	(3.3)	(1.1)	(4.4)

Other comprehensive (loss)/income before tax	(62.8)	(0.2)	(3.3)	(66.3)	3.2	(63.1)

Income tax (expense)/benefit	(0.8)	0.1	(4.0)	(4.7)	0.5	(4.2)

Other comprehensive (loss)/income	(63.6)	(0.1)	(7.3)	(71.0)	3.7	(67.3)

Q4 2010
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	18.4	—	—	18.4	5.5	23.9
Associates	0.3	—	—	0.3	—	0.3
– Loss on net investment hedges	(2.5)	—	—	(2.5)	—	(2.5)

	16.2	—	—	16.2	5.5	21.7
Available-for-sale investments:
– Unrealized gain arising in the period	—	0.1	—	0.1	0.1	0.2

	—	0.1	—	0.1	0.1	0.2
Post-employment benefits:
– Net actuarial gain	—	—	69.7	69.7	0.4	70.1
– Effect of the asset ceiling	—	—	(20.2)	(20.2)	—	(20.2)

	—	—	49.5	49.5	0.4	49.9

Other comprehensive income before tax	16.2	0.1	49.5	65.8	6.0	71.8

Income tax expense	—	(0.1)	(15.7)	(15.8)	(0.1)	(15.9)

Other comprehensive income	16.2	—	33.8	50.0	5.9	55.9

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

40. Analysis of other comprehensive (loss)/income continued

SUCCESSOR	Currency translation reserve $ million	Available-for- sale reserve $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million

PREDECESSOR
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

41. Acquisition of businesses

SUCCESSOR

A. Description of acquisitions

Fiscal 2012

On August 29, 2012, the Group acquired the remaining 50% of its associate, Caryaire Air Systems Components Private Limited (‘Caryaire’) for a cash consideration of $1.3 million. No goodwill was recognized in respect of this acquisition as the purchase consideration approximated to the fair value of the acquired net assets at the acquisition date. At the time of the acquisition, the Group’s interest in Caryaire was included in assets held for sale, as part of the Air Distribution segment. On November 9, 2012, the Group disposed of its interest in Caryaire as part of the disposal of its Air Distribution businesses (see note 42).

Fiscal 2011

On October 31, 2011, the Group finalized the acquisition of the assets of Du-Tex, Inc., a Texas-based distributor of products and services to the oil and gas industry. The assets were purchased for a cash consideration of $26.3 million, including $0.2 million contingent on the working capital settlement. Provisional goodwill of

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

41. Acquisition of businesses continued

A. Description of acquisitions (continued)

$21.8 million was recognized in Fiscal 2011. During Fiscal 2012, management finalized its assessment of the fair values at the acquisition date of the acquired net assets and made an adjustment to goodwill of $13.6 million. The goodwill represents the expected benefits to the Group from the increased exposure to the high-growth oil and gas exploration market made possible by the acquisition.

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

PREDECESSOR

9M 2010

Gates APAC

On April 13, 2010, the Group acquired a 100% interest in TransHose Corporation, a hydraulic hose supplier to the mining industry in Australia, for A$3.0 million in cash plus up to A$2.0 million in cash over three years contingent on the sales and profitability of the acquired business. Based on the fair value of TransHose’s assets and liabilities at the date of acquisition, the Group recognized goodwill of $2.9 million.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

41. Acquisition of businesses continued

A. Description of acquisitions (continued)

Gates EMEA

During 9M 2010, the Group completed the initial accounting for the acquisition of Hydrolink in July 2009 and reduced the attributable goodwill by $1.4 million to $15.2 million.

Air Distribution

On February 26, 2010, the Group acquired a 100% interest in Koch Filter Corporation (‘Koch’), a leading manufacturer of air filters for the non-residential filtration market in the US, for $35.5 million in cash. Based on the initial estimate of the fair value of Koch’s assets and liabilities at the date of acquisition, the Group recognized goodwill of $21.4 million which represented the synergies expected from the acquisition.

On July 19, 2010, the Group acquired the net assets of ProVent, a designer and manufacturer of custom curb, ventilation and HVAC accessories in the US, for $0.5 million in cash plus up to $0.3 million contingent on ProVent’s sales in the first 14 months after the completion of the acquisition. Based on the initial estimate of the fair value of ProVent’s assets and liabilities at the date of acquisition, the Group recognized goodwill of $0.2 million.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

41. Acquisition of businesses continued

B. Financial effect of acquisitions

	SUCCESSOR		PREDECESSOR
	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Assets acquired
Identifiable intangible assets	0.6	2,301.9	6.4
Property, plant and equipment	0.8	1,353.3	4.2
Investment in associates	—	22.5	—
Inventories	1.7	838.2	5.2
Trade and other receivables	2.3	972.7	5.6
– Gross contractual amounts receivable	2.3	986.9	5.6
– Allowance for doubtful debts	—	(14.2)	—
Income tax recoverable	—	6.6	—
Deferred tax assets	—	4.4	—
Available-for-sale investments	—	1.2	—
Cash and cash equivalents	—	510.8	0.3

	5.4	6,011.6	21.7

Assets held for sale	—	32.8	—

Total assets	5.4	6,044.4	21.7

Liabilities acquired
Bank overdrafts	—	(19.7)	—
Bank and other loans	—	(654.6)	—
Obligations under finance leases	—	(3.6)	—
Trade and other payables	(0.9)	(813.1)	(2.4)
Post-employment benefit obligations	—	(338.3)	—
Income tax liabilities	—	(105.5)	(2.4)
Deferred tax liabilities	—	(820.5)	—
Provisions	—	(102.3)	—

	(0.9)	(2,857.6)	(4.8)

Liabilities directly associated with assets held for sale	—	(9.0)	—

Total liabilities	(0.9)	(2,866.6)	(4.8)

Net assets acquired	4.5	3,177.8	16.9

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

41. Acquisition of businesses continued

B. Financial effect of acquisitions (continued)

Goodwill recognized was as follows:

	SUCCESSOR		PREDECESSOR
	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Consideration	26.1	4,615.4	40.0
Contingent consideration	0.2	—	—
Non-controlling interests	—	304.5	—

	26.3	4,919.9	40.0
Net assets acquired	(4.5)	(3,177.8)	(16.9)
Adjustments to goodwill on prior year acquisitions	—	—	1.4

Goodwill	21.8	1,742.1	24.5

Non-controlling interests in the acquired business have been measured at the non-controlling interest’s proportionate share of the identifiable assets and liabilities of the acquired business.

C. Net cash outflow on acquisitions

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Cash consideration paid on current period acquisitions	1.3	26.1	4,535.0	39.1
Net cash and cash equivalents acquired	(0.2)	—	(491.1)	(0.3)
Additional consideration paid in respect of prior period acquisitions	0.6	—	—	—
Deferred consideration paid in respect of prior period acquisitions	0.3	3.5	—	2.4

	2.0	29.6	4,043.9	41.2

No acquisition-related costs were recognized and expensed during Fiscal 2012 (Fiscal 2011: $0.6 million; Q4 2010: $78.2 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

42. Disposals of businesses

A. Description of disposals

SUCCESSOR

Fiscal 2012

Sensors & Valves

On April 27, 2012, the Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. The businesses were sold for $519.4 million. This consideration includes $14.4 million in relation to a non-controlling equity interest in the acquiring entity, which has been classified as an available-for-sale investment.

The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction as the Group had sold this investment on April 12, 2012 to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Dexter

On November 1, 2012, the Group concluded the sale of Dexter, a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business sells its products directly to original equipment manufacturers and through national distributors. The business was sold to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of $358.6 million (subject to certain customary post-closing adjustments).

Air Distribution

On November 9, 2012, the Group sold the businesses comprising its Air Distribution segment to CPPIB, a related party, for a cash consideration of $1,123.1 million (subject to certain customary post-closing adjustments). The Air Distribution segment supplies a wide range of air distribution products and systems, including grilles, registers and diffusers, dampers and fans, for the non-residential construction and residential construction end markets, mainly in North America, but with an increasing presence in India, Thailand, China, Europe and the Middle East. The Group sells its products through a range of distribution channels, principally to suppliers to the construction industry, building contractors, original equipment manufacturers and retailers for both the new build and refurbishment sectors.

Fiscal 2011

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

A. Description of disposals (continued)

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

42. Disposals of businesses continued

A. Description of disposals (continued)

The financial effect of disposals of businesses during were as follows:

	Fiscal 2012 $ million	Fiscal 2011 $ million
Proceeds:
– Cash	1,989.2	489.5
– Equity instruments (see note 27)	14.4	—
– Other	(12.5)	—

	1,991.1	489.5
Net assets disposed of:
– Goodwill	(356.0)	(31.6)
– Identifiable intangible assets	(483.8)	(65.0)
– Property, plant and equipment	(290.5)	(238.0)
– Investments in associates	(1.4)	(13.6)
– Deferred tax assets	(1.5)	(3.7)
– Inventories	(181.9)	(55.5)
– Trade and other receivables	(238.8)	(107.9)
– Income tax recoverable	(0.2)	—
– Cash and cash equivalents	(11.9)	(2.0)
– Bank overdrafts	7.5	—
– Trade and other payables	191.9	71.2
– Income tax liabilities	17.1	—
– Provisions	17.3	—
– Obligations under finance leases	1.3	—
– Post-employment benefit obligations	15.0	6.3
– Deferred tax liabilities	108.5	19.6

	(1,207.4)	(420.2)
Disposal costs	(39.3)	(14.7)
Currency translation differences transferred from equity	3.3	—

Net gain on disposal	747.7	54.6

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

42. Disposals of businesses continued

B. Net cash inflow/(outflow) on disposals

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Sale of investments in associates	2.5	—	—	—

Sale of businesses and subsidiaries, net of cash disposed
Proceeds received:
– Disposals in the period	1,986.7	489.5	—	0.2
– Disposals in previous periods	2.2	2.7	4.0	0.4
Disposal costs paid	(37.2)	(14.5)	—	(4.6)
Cash and cash equivalents disposed of	(4.4)	(2.0)	—	—

	1,947.3	475.7	4.0	(4.0)

	1,949.8	475.7	4.0	(4.0)

43. Contingencies

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $30 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal (see note 42), under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

The Group is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes the Group has meritorious defenses available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

44. Operating leases

The Group rents certain office premises and plant, equipment and vehicles under operating lease arrangements. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. During Fiscal 2012, the operating lease rental expense was $49.5 million (Fiscal 2011: $52.3 million; Q4 2010: $13.5 million; 9M 2010: $37.7 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

44. Operating leases continued

As at December 31, 2012, the Group had outstanding commitments under non-cancellable operating leases of $134.5 million (December 31, 2011: $196.2 million), falling due as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Payments to be made:
– Within one year	30.8	42.9
– In the second to fifth years, inclusive	73.5	101.7
– After more than five years	30.2	51.6

	134.5	196.2

45. Capital commitments

As at December 31, 2012, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to $8.2 million (December 31, 2011: $8.7 million) and for the purchase of non-integral computer software amounting to $1.9 million (December 31, 2011: $0.9 million).

46. Related party transactions

Transactions between Group companies, which are related parties, have been eliminated on consolidation and, therefore, are not required to be disclosed in these financial statements. Details of transactions between the Group and other related parties are disclosed below.

A. Post-employment benefit plans

During Fiscal 2012, the Group paid employer’s contributions amounting to $67.5 million (Fiscal 2011: $97.4 million; Q4 2010: $21.1 million; 9M 2010: $54.1 million) to pension plans established for the benefit of its employees. As at December 31, 2012, contributions due to the plans amounting to $8.7 million (December 31, 2011: $15.1 million) were included in other payables. In addition, during Fiscal 2012, the Group paid benefits of $11.1 million (Fiscal 2011: $11.4 million; Q4 2010: $3.6 million; 9M 2010: $11.2 million) to other post-employment benefit plans.

B. Compensation and interests of key management personnel

Prior to the acquisition of Tomkins, the Group considered its key management personnel to be the Directors of Tomkins Limited together with those persons who, in accordance with the Listing Rules of the UKLA, were regarded as discharging management responsibility. Since the acquisition of Tomkins, the Group considers its key management personnel to be the Directors of the Company and the executive officers of the Group.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

46. Related party transactions continued

B. Compensation and interests of key management personnel (continued)

Compensation paid or payable to key management personnel in respect of their services to the Group was as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $’000s	Fiscal 2011 $’000s	Q4 2010 $’000s	9M 2010 $’000s
Short-term employee benefits:
– Salaries and fees	4,358	4,755	1,121	3,230
– Bonus cash	6,401	6,993	2,609	4,314
– Benefits-in-kind	277	304	71	149
– Social security contributions	20	26	12	27
– Termination benefits	–	376	—	—

	11,056	12,454	3,813	7,720

Share-based incentives:
– Retention awards	—	—	3,080	—
– ABIP
Bonus shares	1,482	910	—	557
Deferred shares	3,153	1,821	—	1,113
– Gain on the vesting of PSP awards	—	—	14,979	—
– Gain on the exercise of share options	—	13,088	1,306	173
– Compensation for the impact of the return of capital on share-based incentive scheme awards	21,398	—	—	—

	26,033	15,819	19,365	1,843

Pension contributions	1,356	1,520	355	1,039

	38,445	29,793	23,533	10,602

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

Onex Partners Manager LP

On September 27, 2010, Onex Partners Manager LP entered into a management services agreement pursuant to which it provides Tomkins Acquisitions Limited, a subsidiary of the Company, with advisory, consulting and other services in relation to the operations of Tomkins Acquisitions Limited and its subsidiaries including strategic planning, marketing and financial oversight. In consideration of these oversight services, Tomkins Acquisitions Limited has agreed to pay Onex Partners Manager LP (or such other party as is designated by Onex Partners Manager LP) a fee of $1.8 million per annum plus reasonable out-of-pocket expenses. During Fiscal 2012, Tomkins Acquisitions Limited incurred $2.0 million (Fiscal 2011: $2.2 million; Q4 2010: $0.5 million) in respect of these oversight services and out-of-pocket expenses, of which $0.4 million had been prepaid as at the year end (December 31, 2011: $0.1 million still owing).

It was further acknowledged and agreed that, from time to time, Onex Partners Manager LP may be requested to provide consulting and other services to Tomkins Acquisitions Limited, including in relation to acquisitions and disposals or the sale of debt or equity interests in or any similar financing transactions. During Fiscal 2012, there were no amounts payable in respect of such additional services (Fiscal 2011: $nil; Q4 2010: $nil).

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

CPPIB Equity Investments Inc.

On September 27, 2010, CPPIB Equity Investments Inc. entered into a management services agreement pursuant to which it provides Tomkins Acquisitions Limited with advisory, consulting and other services in relation to the operations of Tomkins Acquisitions Limited and its subsidiaries including strategic planning, marketing and financial oversight. In consideration of these oversight services, Tomkins Acquisitions Limited has agreed to pay CPPIB Equity Investments Inc. (or such other party as is designated by CPPIB Equity Investments Inc.) a fee of $1.2 million per annum plus reasonable out-of-pocket expenses. During Fiscal 2012, Tomkins Acquisitions Limited accrued and paid $1.2 million (Fiscal 2011: accrued and paid $1.2 million; Q4 2010: accrued but not paid $0.2 million) in respect of these oversight services and out-of-pocket expenses.

It was further acknowledged and agreed that, from time to time, CPPIB Equity Investments Inc. may be requested to provide consulting and other services to Tomkins Acquisitions Limited, including in relation to acquisitions and disposals or the sale of debt or equity interests in or any similar financing transactions. During Fiscal 2012, there were no amounts payable in respect of such additional services (Fiscal 2011: $nil; Q4 2010: $nil).

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

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

46. Related party transactions continued

C. Entities controlled by the members of Pinafore Coöperatief U.A. (continued)

On November 9, 2012, the Group sold the businesses comprising its Air Distribution segment to CPPIB for a cash consideration of $1,123.1 million (subject to certain customary post-closing adjustments).

D. Associates

Sales to and purchases from associates were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Sales	3.0	4.1	1.6	4.2
Purchases	(11.9)	(12.5)	(4.2)	(12.7)

Amounts outstanding in respect of these transactions were as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Receivables	0.1	0.4
Payables	(0.9)	(0.5)

E. Entities controlled by minority shareholders

Sales to and purchases from entities controlled by minority shareholders were as follows:

	SUCCESSOR			PREDECESSOR
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million
Sales	52.4	64.7	16.5	39.0
Purchases	(37.8)	(46.6)	(13.8)	(35.5)

Amounts outstanding in respect of these transactions were as follows:

	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Receivables	3.2	3.7
Payables	(1.4)	(3.3)

F. Other related parties

Schrader Duncan

Schrader Duncan is an associate in which the Group held a 50% interest up until its disposal in April 2012. Tomkins Limited and Cosmopolitan Investments (a fellow shareholder in Schrader Duncan) had each issued a

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

46. Related party transactions continued

F. Other related parties (continued)

guarantee in favor of the State Bank of India in relation to any principal sum up to a maximum of 229 million Indian rupees ($4.2 million), together with interest and any other costs and charges due in respect of credit facilities provided to Schrader Duncan. Tomkins Limited and Cosmopolitan Investments were jointly and severally liable for the guaranteed amounts.

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

47. Subsequent events

On January 18, 2013, the Group reached an agreement with the providers of the senior secured credit facilities for a further re-pricing of the term loans. For both term loans, the applicable margin for LIBOR was reduced from 3.00% to 2.75% per annum, subject to a 1.00% floor (previously 1.25%), and the applicable margin for base rate was reduced from 2.00% to 1.75% per annum, subject to a 2.00% floor (previously 2.25%).

48. Condensed consolidating financial information

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Tomkins, Inc. and Tomkins, LLC (‘the Issuers’), which are both wholly-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s wholly-owned subsidiaries (‘the Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements and cash flow statements for Fiscal 2012, Fiscal 2011, Q4 2010 and 9M 2010 and its balance sheets as at December 31, 2012 and December 31, 2011, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

A. Consolidated income statement

Fiscal 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,785.5	1,956.2	(704.4)	3,037.3
Cost of sales	—	—	(1,239.1)	(1,429.1)	704.6	(1,963.6)

Gross profit	—	—	546.4	527.1	0.2	1,073.7
Distribution costs	—	—	(211.0)	(144.4)	—	(355.4)
Administrative expenses	(1.5)	(2.3)	(328.2)	(179.7)	—	(511.7)
Impairments	—	—	(2.9)	(0.2)	—	(3.1)
Restructuring costs	—	—	(20.4)	(6.4)	—	(26.8)
Net (loss)/gain on disposals and on the exit of businesses	—	—	(0.9)	0.3	—	(0.6)
Share of profit of associates	—	—	—	0.4	—	0.4

Operating (loss)/profit	(1.5)	(2.3)	(17.0)	197.1	0.2	176.5

Interest expense	(2.1)	(204.0)	(233.9)	(21.0)	198.5	(262.5)
Investment income	0.2	163.6	86.2	17.1	(198.3)	68.8
Other finance (expense)/income	—	(74.5)	8.6	(0.8)	—	(66.7)
Net finance costs	(1.9)	(114.9)	(139.1)	(4.7)	0.2	(260.4)
Share of profits/(losses) of subsidiaries under the equity method	744.9	—	(18.0)	—	(726.9)	—

Profit/(loss) before tax	741.5	(117.2)	(174.1)	192.4	(726.5)	(83.9)
Income tax benefit/(expense)	—	2.6	146.9	(78.4)	—	71.1

Profit/(loss) for the period from continuing operations	741.5	(114.6)	(27.2)	114.0	(726.5)	(12.8)

Discontinued operations
Profit for the period from discontinued operations	—	—	772.1	5.3	—	777.4

Profit/(loss) for the period	741.5	(114.6)	744.9	119.3	(726.5)	764.6
Non-controlling interests	—	—	—	(23.1)	—	(23.1)

Profit/(loss) for the period attributable to equity shareholders	741.5	(114.6)	744.9	96.2	(726.5)	741.5

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

B. Consolidated income statement

Fiscal 2011 *	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,883.3	2,226.2	(683.1)	3,426.4
Cost of sales	—	—	(1,341.6)	(1,632.8)	686.1	(2,288.3)

Gross profit	—	—	541.7	593.4	3.0	1,138.1
Distribution costs	—	—	(215.7)	(156.0)	(1.7)	(373.4)
Administrative expenses	(1.9)	(2.2)	(341.5)	(206.4)	—	(552.0)
Transaction costs	—	—	(0.6)	—	—	(0.6)
Impairments	—	—	(37.6)	(0.4)	—	(38.0)
Restructuring costs	—	—	(35.2)	(3.6)	—	(38.8)
Net gain on disposals and on the exit of businesses	—	—	60.3	0.5	—	60.8
Share of profit/(loss) of associates	—	—	1.9	(0.4)	—	1.5

Operating (loss)/profit	(1.9)	(2.2)	(26.7)	227.1	1.3	197.6

Interest expense	—	(264.4)	(306.8)	(28.1)	265.0	(334.3)
Investment income	—	221.4	85.1	23.9	(265.0)	65.4
Other finance (expense)/income	—	(6.8)	1.5	(0.2)	—	(5.5)
Net finance costs	—	(49.8)	(220.2)	(4.4)	—	(274.4)
Share of profits of subsidiaries under the equity method	29.8	—	117.0	—	(146.8)	—

Profit/(loss) before tax	27.9	(52.0)	(129.9)	222.7	(145.5)	(76.8)
Income tax benefit/(expense)	—	5.4	51.1	(42.9)	(0.1)	13.5

Profit/(loss) for the period from continuing operations	27.9	(46.6)	(78.8)	179.8	(145.6)	(63.3)

Discontinued operations
Profit for the period from discontinued operations	—	—	108.6	12.1	(0.2)	120.5

Profit/(loss) for the period	27.9	(46.6)	29.8	191.9	(145.8)	57.2
Non-controlling interests	—	—	—	(29.3)	—	(29.3)

Profit/(loss) for the period attributable to equity shareholders	27.9	(46.6)	29.8	162.6	(145.8)	27.9

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

C. Consolidated income statement

Q4 2010 *	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	458.6	620.2	(178.6)	900.2
Cost of sales	—	—	(388.1)	(510.2)	164.6	(733.7)

Gross profit	—	—	70.5	110.0	(14.0)	166.5
Distribution costs	—	—	(59.4)	(41.2)	—	(100.6)
Administrative expenses	(0.1)	(0.1)	(123.1)	(62.1)	—	(185.4)
Transaction costs	(0.1)	—	(77.8)	(0.3)	—	(78.2)
Restructuring costs	—	—	(2.6)	(1.0)	—	(3.6)
Share of profit of associates	—	—	0.5	0.8	—	1.3

Operating (loss)/profit	(0.2)	(0.1)	(191.9)	6.2	(14.0)	(200.0)

Interest expense	—	(68.2)	(98.0)	(7.7)	84.5	(89.4)
Investment income	—	71.4	24.5	5.8	(84.5)	17.2
Other finance income/(expense)	—	22.9	(45.4)	(4.6)	—	(27.1)
Net finance income/(costs)	—	26.1	(118.9)	(6.5)	—	(99.3)
Share of (losses)/profits of subsidiaries under the equity method	(270.9)	—	8.7	(1.9)	264.1	—

(Loss)/profit before tax	(271.1)	26.0	(302.1)	(2.2)	250.1	(299.3)
Income tax (expense)/benefit	—	(8.0)	22.0	3.0	4.0	21.0

(Loss)/profit for the period from continuing operations	(271.1)	18.0	(280.1)	0.8	254.1	(278.3)

Discontinued operations
Profit/(loss) for the period from discontinued operations	—	—	9.2	(1.2)	0.1	8.1

(Loss)/profit for the period	(271.1)	18.0	(270.9)	(0.4)	254.2	(270.2)
Non-controlling interests	—	—	—	(0.9)	—	(0.9)

(Loss)/profit for the period attributable to equity shareholders	(271.1)	18.0	(270.9)	(1.3)	254.2	(271.1)

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

D. Consolidated income statement

9M 2010 *	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,292.7	1,554.6	(403.9)	2,443.4
Cost of sales	—	—	(899.8)	(1,142.6)	401.5	(1,640.9)

Gross profit	—	—	392.9	412.0	(2.4)	802.5
Distribution costs	—	—	(164.2)	(105.2)	—	(269.4)
Administrative expenses	—	—	(156.2)	(101.4)	—	(257.6)
Transaction costs	—	—	(40.0)	(0.1)	—	(40.1)
Restructuring costs	—	—	(7.3)	(0.7)	—	(8.0)
Net gain on disposals and on the exit of businesses	—	—	6.3	0.8	—	7.1
Share of profit of associates	—	—	1.1	0.2	—	1.3

Operating profit	—	—	32.6	205.6	(2.4)	235.8

Interest expense	—	—	(64.2)	(24.9)	21.4	(67.7)
Investment income	—	—	49.7	15.8	(21.4)	44.1
Other finance expense	—	—	(2.7)	—	—	(2.7)
Net finance costs	—	—	(17.2)	(9.1)	—	(26.3)
Share of profits of subsidiaries under the equity method	—	—	119.0	1.9	(120.9)	—

Profit before tax	—	—	134.4	198.4	(123.3)	209.5
Income tax expense	—	—	(5.4)	(55.2)	0.4	(60.2)

Profit for the period from continuing operations	—	—	129.0	143.2	(122.9)	149.3

Discontinued operations
Profit for the period from discontinued operations	—	—	88.4	5.8	0.1	94.3

Profit for the period	—	—	217.4	149.0	(122.8)	243.6
Non-controlling interests	—	—	—	(26.2)	—	(26.2)

Profit for the period attributable to equity shareholders	—	—	217.4	122.8	(122.8)	217.4

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

E. Consolidated cash flow statement

Fiscal 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed)/generated from operations	(0.4)	(2.3)	216.6	300.3	—	514.2
Income taxes paid	—	—	(32.7)	(55.7)	4.1	(84.3)
Income taxes received	—	0.8	9.0	2.4	(4.1)	8.1

Net cash (outflow)/inflow from operating activities	(0.4)	(1.5)	192.9	247.0	—	438.0

Investing activities
Purchase of property, plant and equipment	—	—	(56.2)	(50.4)	3.3	(103.3)
Purchase of computer software	—	—	(5.8)	(0.7)	—	(6.5)
Capitalization of development costs	—	—	(0.5)	—	—	(0.5)
Disposal of property, plant and equipment	—	—	5.0	7.5	(3.3)	9.2
Purchase of available for sale investments	—	—	(0.4)	—	—	(0.4)
Sale of investments in associates	—	—	2.5	—	—	2.5
Purchase of interests in subsidiaries, net of cash acquired	—	—	(55.5)	(0.5)	54.0	(2.0)
Sale of businesses and subsidiaries, net of cash disposed	—	—	1,967.8	45.1	(65.6)	1,947.3
Interest received	0.2	169.2	18.5	13.6	(198.7)	2.8
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	192.0	—	(192.0)	—

Net cash inflow from investing activities	0.2	169.2	2,067.4	14.7	(402.3)	1,849.2

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

E. Consolidated cash flow statement (continued)

Fiscal 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million

Financing activities
Issue of ordinary shares	3.5	—	36.1	(62.4)	22.8	—
Return of share capital	(1,161.9)	—	—	—	—	(1,161.9)
Draw-down of bank and other loans	—	—	2.0	0.1	—	2.1
Repayment of bank and other loans	—	(888.9)	(7.4)	—	—	(896.3)
Premium on redemption of debt instruments	—	(62.6)	—	—	—	(62.6)
Loans from/(to) Group companies	1,172.6	1,051.4	(2,215.0)	(9.0)	—	—
Receipts on foreign currency derivatives	—	—	1.3	—	—	1.3
Capital element of finance lease rental payments	—	—	(0.3)	—	—	(0.3)
Interest element of finance lease rental payments	—	—	(0.3)	—	—	(0.3)
Decrease/(increase) in collateralized cash	—	—	4.2	(0.1)	—	4.1
Purchase of own shares	(11.8)	—	(3.3)	(0.2)	3.5	(11.8)
Interest paid	(2.2)	(155.8)	(187.9)	(12.8)	198.7	(160.0)
Financing costs paid	—	(5.8)	—	—	—	(5.8)
Equity dividend paid	—	—	—	(175.9)	175.9	—
Investment by a minority shareholder in a subsidiary	—	—	—	2.5	—	2.5
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(45.6)	—	(45.6)

Net cash inflow/(outflow) from financing activities	0.2	(61.7)	(2,370.6)	(303.4)	400.9	(2,334.6)

Increase/(decrease) in net cash and cash equivalents	—	106.0	(110.3)	(41.7)	(1.4)	(47.4)
Net cash and cash equivalents at the beginning of the period	—	99.8	190.9	183.8	—	474.5
Foreign currency translation	—	—	(14.0)	13.9	1.4	1.3

Net cash and cash equivalents at the end of the period	—	205.8	66.6	156.0	—	428.4

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

F. Consolidated cash flow statement

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

F. Consolidated cash flow statement (continued)

Fiscal 2011	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million

Financing activities
Issue of shares	1.8	—	—	6.0	(7.8)	—
Draw-down of bank and other loans	—	—	1.2	0.7	—	1.9
Repayment of bank and other loans	—	(346.4)	(203.3)	—	—	(549.7)
Loans from/(to) Group companies	0.5	455.8	(381.7)	(74.6)	—	—
Receipts on foreign currency derivatives	—	—	5.0	—	—	5.0
Premium on redemption of debt instruments	—	(3.4)	(0.4)	—	—	(3.8)
Capital element of finance lease rental payments	—	—	(0.2)	(0.3)	—	(0.5)
Interest element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Decrease in collateralized cash	—	—	30.5	—	—	30.5
Purchase of non-controlling interest	—	—	(13.1)	—	—	(13.1)
Return of management investment	(0.7)	—	—	—	—	(0.7)
Purchase of own shares	(0.3)	—	(1.7)	—	1.7	(0.3)
Interest paid	—	(198.5)	(264.6)	(17.3)	265.4	(215.0)
Financing costs paid	—	(36.9)	—	—	—	(36.9)
Equity dividend paid	—	—	—	(355.6)	355.6	—
Investment by a minority shareholder in a subsidiary	—	—	—	1.5	—	1.5
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(64.4)	—	(64.4)

Net cash inflow/(outflow) from financing activities	1.3	(129.4)	(828.5)	(504.0)	614.9	(845.7)

Increase/(decrease) in net cash and cash equivalents	—	96.7	(45.9)	(26.9)	—	23.9
Net cash and cash equivalents at the beginning of the period	—	3.1	226.1	223.0	—	452.2
Foreign currency translation	—	—	10.7	(12.3)	—	(1.6)

Net cash and cash equivalents at the end of the period	—	99.8	190.9	183.8	—	474.5

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

G. Consolidated cash flow statement

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

G. Consolidated cash flow statement (continued)

Q4 2010	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million

Financing activities
Issue of ordinary shares	2,142.3	149.8	2,124.7	0.1	(2,274.6)	2,142.3
Draw-down of bank and other loans	—	3,150.0	—	—	—	3,150.0
Repayment of bank and other loans	—	(26.8)	(433.3)	(0.3)	—	(460.4)
Loans (to)/from Group companies	(17.6)	(3,124.3)	3,206.4	(64.5)	—	—
Payments on foreign currency derivatives	—	—	(2.2)	—	—	(2.2)
Premium on redemption of debt instruments	—	—	(4.6)	—	—	(4.6)
Capital element of finance lease rental payments	—	—	—	(0.2)	—	(0.2)
Increase in collateralized cash	—	—	(44.9)	—	—	(44.9)
Interest paid	—	(33.8)	(101.3)	(7.5)	84.5	(58.1)
Financing costs paid	—	(182.4)	—	—	—	(182.4)
Equity dividend paid	—	—	—	0.2	(0.2)	—
Investment by a minority shareholder in a subsidiary	—	—	11.7	—	—	11.7

Net cash inflow/(outflow) from financing activities	2,124.7	(67.5)	4,756.5	(72.2)	(2,190.3)	4,551.2

Increase in net cash and cash equivalents	—	3.1	273.3	221.4	—	497.8
Net cash and cash equivalents at the beginning of the period	—	—	—	—	—	—
Foreign currency translation	—	—	(47.2)	1.6	—	(45.6)

Net cash and cash equivalents at the end of the period	—	3.1	226.1	223.0	—	452.2

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

H. Consolidated cash flow statement

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

H. Consolidated cash flow statement continued

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

I. Consolidated balance sheet

As at December 31, 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	545.4	780.7	—	1,326.1
Other intangible assets	—	—	818.6	632.0	—	1,450.6
Property, plant and equipment	—	—	256.9	436.3	—	693.2
Investments in subsidiaries under the equity method	2,851.7	—	2,437.8	—	(5,289.5)	—
Investments in associates	—	—	3.4	2.7	—	6.1
Trade and other receivables	—	4.7	14.1	2.2	—	21.0
Deferred tax assets	—	—	7.1	5.5	(6.5)	6.1
Post-employment benefit surpluses	—	—	0.7	—	—	0.7

	2,851.7	4.7	4,084.0	1,859.4	(5,296.0)	3,503.8

Current assets
Inventories	—	—	263.8	213.5	(0.5)	476.8
Trade and other receivables	17.3	1,642.5	1,803.6	1,266.1	(4,099.8)	629.7
Income tax recoverable	—	—	8.2	11.0	(0.3)	18.9
Available-for-sale investments	—	—	14.9	1.4	—	16.3
Cash and cash equivalents	—	205.8	69.5	156.0	—	431.3

	17.3	1,848.3	2,160.0	1,648.0	(4,100.6)	1,573.0

Assets held for sale	—	—	4.9	1.9	—	6.8

Total assets	2,869.0	1,853.0	6,248.9	3,509.3	(9,396.6)	5,083.6

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

I. Consolidated balance sheet (continued)

As at December 31, 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million

Current liabilities
Bank overdrafts	—	—	(2.9)	—	—	(2.9)
Bank and other loans	—	(2.2)	27.4	(39.4)	—	(14.2)
Obligations under finance leases	—	—	(0.1)	—	—	(0.1)
Trade and other payables	(1.3)	(0.3)	(278.0)	(329.7)	180.3	(429.0)
Income tax liabilities	—	—	(45.3)	(46.7)	0.3	(91.7)
Provisions	—	—	(41.1)	(10.9)	—	(52.0)

	(1.3)	(2.5)	(340.0)	(426.7)	180.6	(589.9)

Non-current liabilities
Bank and other loans	—	(1,763.3)	(21.3)	(0.8)	—	(1,785.4)
Obligations under finance leases	—	—	(2.5)	—	—	(2.5)
Trade and other payables	(1,173.1)	(80.5)	(2,546.1)	(174.7)	3,919.5	(54.9)
Post-employment benefit obligations	—	—	(116.8)	(73.4)	—	(190.2)
Deferred tax liabilities	—	—	(345.6)	(151.7)	6.5	(490.8)
Provisions	—	—	(24.9)	(1.1)	—	(26.0)

	(1,173.1)	(1,843.8)	(3,057.2)	(401.7)	3,926.0	(2,549.8)

Total liabilities	(1,174.4)	(1,846.3)	(3,397.2)	(828.4)	4,106.6	(3,139.7)

Net assets	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

Capital and reserves
Shareholders’ equity	1,694.6	6.7	2,851.7	2,431.6	(5,290.0)	1,694.6
Non-controlling interests	—	—	—	249.3	—	249.3

Total equity	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

48. Condensed consolidating financial information continued

J. Consolidated balance sheet (continued)

As at December 31, 2011	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million

Current liabilities
Bank overdrafts	—	—	(5.5)	—	—	(5.5)
Bank and other loans	—	(19.8)	(22.6)	—	—	(42.4)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(0.7)	(1.9)	(363.7)	(331.2)	152.5	(545.0)
Income tax liabilities	—	—	(52.5)	(33.9)	0.9	(85.5)
Provisions	—	—	(18.9)	(15.0)	—	(33.9)

	(0.7)	(21.7)	(463.4)	(380.1)	153.4	(712.5)

Non-current liabilities
Bank and other loans	—	(2,590.7)	(20.4)	(0.6)	—	(2,611.7)
Obligations under finance leases	—	—	(2.6)	—	—	(2.6)
Trade and other payables	(0.6)	(182.4)	(3,723.8)	(271.6)	4,131.2	(47.2)
Post-employment benefit obligations	—	—	(129.6)	(67.5)	—	(197.1)
Deferred tax liabilities	—	(1.8)	(475.7)	(175.4)	2.0	(650.9)
Provisions	—	—	(24.5)	(0.8)	—	(25.3)

	(0.6)	(2,774.9)	(4,376.6)	(515.9)	4,133.2	(3,534.8)

Liabilities directly associated with assets held for sale	—	—	(88.6)	(25.7)	—	(114.3)

Total liabilities	(1.3)	(2,796.6)	(4,928.6)	(921.7)	4,286.6	(4,361.6)

Net assets	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

Capital and reserves
Shareholders’ equity	2,074.9	121.6	2,058.6	2,492.2	(4,672.4)	2,074.9
Non-controlling interests	—	—	—	268.7	—	268.7

Total equity	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

Pinafore Holdings B.V.

Glossary of terms

Glossary of terms

£, pound sterling, pence, p	Pound sterling (£) and pence, the currency of the United Kingdom

$, US dollar, cents, c	US dollar ($) and cents, the currency of the United States of America

2011 Notes	8% £150 million notes outstanding under Tomkins’s Euro Medium Term Note Programme repayable at par on December 20, 2011

2015 Notes	6.125% £250 million notes outstanding under Tomkins’s Euro Medium Term Note Programme repayable at par on September 16, 2015

9M 2010	38-week Predecessor reporting period from January 3, 2010 to September 24, 2010

AAIA	Automotive Aftermarket Industry Association

ABIP	The Tomkins Annual Bonus Incentive Plan

ACEA	European Automobile Manufacturers Association

Acquisition	The acquisition of Tomkins plc in September 2010

Adjusted EBITDA	Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses (a non-GAAP measure)

ADRs	American Depositary Receipts

Report	This document

Applicant	A shareholder in Pinafore Holdings B.V. that wishes to transfer shares

Articles	The current Memorandum and Articles of Association of Pinafore Holdings B.V.

A Shares	Preferred ‘A’ shares of €3,600 each in the capital of Pinafore Holdings B.V.

ATC	ATC Management B.V.

Board or Management Board	The management board (board of directors) of Pinafore Holdings B.V.

B Shares	Ordinary ‘B’ shares of one cent ($0.01) each in the capital of Pinafore Holdings B.V.

CAGR	Compound annual growth rate

Canadian dollar	The currency of Canada

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CGU	Cash generating unit

Code	The Internal Revenue Code of 1986, as amended

Companies Act 2006	The Companies Act of England and Wales 2006

the Company	Pinafore Holdings B.V. unless the context otherwise requires

Pinafore Holdings B.V.

Glossary of terms

the Co-operative	Pinafore Coöperatief U.A.

the Court	The High Court of Justice in England and Wales

CPPIB	Canada Pension Plan Investment Board

Deferred Share Rights	The contractual right to receive either B Shares or Depository Receipts, as determined by the Committee in its sole discretion, upon expiration of the Vesting Period. The holder of Deferred Share Rights shall not have any shareholder rights with respect to the B Shares to which they are entitled until such time as the vesting period has expired and the participant becomes a record holder of such B Shares.

Depository Receipts	Registered depository receipts of shares in the capital of Pinafore Holdings B.V. issuable by the Stichting Administratiekantoor TMKS, an organization organized in the Netherlands or any successor organization, with each depositary receipt equal to one one thousandth (1/1,000) of a B Share.

Dexter	Dexter Axle Company Inc and its subsidiaries

Director	A managing director A, B or C on the board of directors of Pinafore Holdings B.V.

EBITDA	Earnings before interest, tax, depreciation and amortization (a non-GAAP measure)

ERP	Enterprise Resource Planning

Euro, €	The currency of certain member states of the European Union

Events

– the Acquisition;

– the incurrence of indebtedness under our senior secured credit facilities and the Second Lien Notes which was used to partially finance the Acquisition;

– the tender offer to purchase the outstanding 2011 Notes and 2015 Notes that we made in September 2011 as a requirement of the senior secured credit facility agreement (settlement of the tendered notes occurred in October 2010);

– the exercise by certain holders of our 2011 Notes and 2015 Notes of their right to put the notes to us that occurred in November 2010 (the put rights having arisen as a consequence of the ratings downgrade that resulted from the Acquisition); and

– the tender offer to purchase the outstanding 2011 Notes that we made in December 2010 as a requirement of the senior secured credit facility agreement (settlement of the tendered notes took place in January 2011).

Exchange Act	The Securities Exchange Act of 1934

Executive Officers	The executive officers of the Group

Exited segments	Those of the Group’s operating segments that have been exited but do not meet the conditions to be classified as discontinued operations under IFRS

Pinafore Holdings B.V.

Glossary of terms

FCPA	US Foreign Corrupt Practices Act of 1977, as amended

Fiscal 2008	Year ended January 3, 2009 (Predecessor)

Fiscal 2009	Year ended January 2, 2010 (Predecessor)

Fiscal 2010	Year ended December 31, 2010

Fiscal 2011	Year ended December 31, 2011 (Successor)

Fiscal 2012	Year ended December 31, 2012 (Successor)

Fleximak	Gates Fleximak Ltd

Gates or the Gates group	The Gates Corporation and its related businesses

Gates APAC	Gates Asia and the Pacific regions

Gates EMEA	Gates Europe, Middle East & Africa

Gates NA	Gates North America

Gates SA	Gates South America

The General Meeting	The body of Pinafore Holdings B.V. formed by shareholders and other persons entitled to vote

Group	Except as otherwise indicated or as the context otherwise indicates, in the periods prior to the Acquisition, Tomkins plc and its subsidiaries and, in the period subsequent to the Acquisition, Pinafore Holdings B.V. and its subsidiaries

HVAC	Heating, Ventilation and Air Conditioning

I&A	Industrial and Automotive

IASB	International Accounting Standards Board

Ideal	Epicor Industries Inc and its related businesses, trading as Ideal

IFRS	International Financial Reporting Standards

IHS	IHS Global Insight Inc.

Initial Exercise Price	$1,966.00 per ordinary ‘B’ share, being the exercise price of the first tier of Variable Options

Interest coverage ratio	The ratio of consolidated EBITDA (as defined under the credit agreement) to consolidated net interest (as defined under the credit agreement)

IRS	Internal Revenue Service

The Issuers	The entities that issued the Second Lien Notes, Tomkins, Inc. and Tomkins, LLC

Medium Term Notes	Notes outstanding under Tomkins’ Euro Medium Term Note Programme, comprising the 2011 Notes and the 2015 Notes

NAHB	National Association of Home Builders

Pinafore Holdings B.V.

Glossary of terms

Net debt

Net debt (a non-GAAP measure) represents the net total of:

– the principal amount of the Group’s borrowings (bank overdrafts and bank and other loans);

– the carrying amount of finance lease obligations;

– the carrying amount of cash and cash equivalents and collateralized cash (included in trade and other receivables); and

– the fair value of the foreign currency derivatives that are held to hedge foreign currency translation exposures.

Non-GAAP measure	A measure of historical or future financial performance, financial position or cash flows which is adjusted to exclude or include amounts that would not be so adjusted in the most comparable measure prescribed by GAAP

The Noteholders	Holders of the Second Lien Notes

OE	Original equipment

OEM	Original Equipment Manufacturer

Onex	Onex Corporation, a Canadian private equity investor

Ongoing segments	Those of the Group’s operating segments that are ongoing, i.e. not classified as exited segments or classified as discontinued operations under IFRS

Ordinary Shares	Ordinary ‘B’ shares of 1 cent ($0.01) each in the capital of Pinafore Holdings B.V.

Parallel Debt	Parallel debt or analogous obligations

PBGC	US Pension Benefit Guarantee Corporation

Plews	Plews Inc and its related businesses

Predecessor	The results of Tomkins plc and its subsidiaries for periods prior to the Acquisition on September 24, 2010

Principal Obligations	The obligations of the Issuers under the indenture governing the Second Lien Notes and the Second Lien Notes.

PSP	The Tomkins 2006 Performance Share Plan

Q4 2010	14-week Successor reporting period from September 25, 2010 to December 31, 2010

R&R	Repair and remodeling

Registrant	Pinafore Holdings B.V.

Pinafore Holdings B.V.

Glossary of terms

Replacement Options	As an alternative to the accelerated vesting and payment of outstanding PSP options as a result of the Acquisition, certain members of senior management who are employees and certain other employees who were not resident in the US elected to cancel their PSP awards in exchange for awards of options to purchase equity interests in the Company, termed Replacement Options. The shares covered by each Replacement Option had a market value at the time of the award equal to the market value of the shares subject to the cancelled PSP awards. Each Replacement Option has a nominal exercise price and was fully vested at grant. The Replacement Options will expire on the tenth anniversary of the grant date.

Restructuring initiatives	Major projects undertaken to rationalize and improve the cost competitiveness of the Group. Income and expenses classified as restructuring initiatives comprise expenses incurred in the course of strategic cost management and restructuring projects and gains and losses arising on the exit and disposal of businesses and assets as a result of restructuring initiatives

Scheme	The scheme of arrangement under Part 26 of the UK’s Companies Act 2006 used to implement the acquisition of Tomkins plc

SEC	US Securities and Exchange Commission

Second Lien Notes	The Group’s senior secured second lien notes due in 2018

SKUs	Stock keeping units

the SOX Act	US Sarbanes-Oxley Act of 2002

Sponsors	A consortium representing the interests of Onex Corporation, a Canadian private equity investor, Onex Partners III and various syndication participants, and the Canada Pension Plan Investment Board

Stackpole	The businesses and operations of Stackpole Limited

Successor	The results of Pinafore Holdings B.V. and its subsidiaries for the periods subsequent to the Acquisition

Tomkins	Tomkins plc and its subsidiaries

Total leverage ratio	the ratio of consolidated total debt (as defined under the credit agreement) to consolidated EBITDA (as defined under the credit agreement)

TPMS	Remote tire pressure monitoring system

Trade Control laws	Laws and regulations governing our international operations, including regulations administered by the US Department of Commerce’s Bureau of Industry and Security, the US Department of Treasury’s Office of Foreign Asset Control, and various non-US government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations.

Pinafore Holdings B.V.

Glossary of terms

UK or United Kingdom	The United Kingdom of Great Britain and Northern Ireland

US or United States	The United States of America, its territories and possessions, any state of the United States and the District of Columbia

US GAAP	Generally accepted accounting principles in the United States of America

Variable Options	An equity incentive plan under which each of the members of senior management who is an employee, and certain other employees, received awards of options to purchase ‘B’ ordinary shares in the Company. Up to 15% of the ordinary share capital of the Company is available for such options on a fully diluted basis. The Variable Options are divided into three tiers with distinct escalating exercise prices for each tier, allowing the option holders to participate in the aggregate in 9%, 12% and 15%, respectively, of the gains of the Company’s equity investors above certain minimum return thresholds.