Form 20-F
period 2013-12-31
Pinafore Holdings B.V.
filed 2014-02-20
CIK 1523749

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 333-175137

Pinafore Holdings B.V.
(Exact name of Registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)
Prins Bernhardplein 200, 1097 JB, Amsterdam, The Netherlands
(Address of principal executive offices)

Contact details of Company Contact Person:

Name	Johan Broekhuis
Email	Joost.broekhuis@atcgroup.com
Telephone	+31 20577 1177
Address	Prins Bernhardplein 200 1097 JB Amsterdam The Netherlands
With a copy to:
Name	Thomas C. Reeve
E-mail	treeve@tomkins.co.uk
Telephone	+1 303 744 5059
Address	Gates Corporation 1551 Wewatta Street Denver, Colorado 80202 United States

Securities registered or to be registered to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

9% Senior Secured Second Lien Notes

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary ‘B’ shares, nominal value $0.01 per share	1,091,117

Preferred ‘A’ shares, nominal value $3,600 per share	2

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

Pinafore Holdings B.V.

Pinafore Holdings B.V.

Financial and Other Information

On July 27, 2010, the independent directors of Tomkins plc and the board of directors of Gates Acquisitions Limited (formerly Tomkins Acquisitions Limited, which was formerly Pinafore Acquisitions Limited) announced that they had reached an agreement on the terms of a recommended cash acquisition (the ‘Acquisition’) for the entire share capital of Tomkins plc, including the Tomkins plc shares underlying the Tomkins American Depository Receipts (‘ADRs’) and certain employee equity awards, implemented by way of a scheme of arrangement under Part 26 of the UK’s Companies Act 2006 (the ‘Scheme’). On the Acquisition date, Tomkins plc was re-registered as a private company and its name was changed to Tomkins Limited (now known as Gates Worldwide Limited).

The direct parent of Gates Acquisitions Limited is Pinafore Holdings B.V. (the ‘Company’ or the ‘Registrant’), whose immediate and ultimate parent entity is Pinafore Coöperatief U.A. (the ‘Co-operative’). The Co-operative is owned by a consortium representing the interests of Onex Corporation (‘Onex’), a Canadian private equity investor, Onex Partners III and various syndication participants, and the Canada Pension Plan Investment Board (‘CPPIB’), collectively the ‘Sponsors’.

Results of Tomkins plc and its subsidiaries (‘Tomkins’) for periods prior to the Acquisition on September 24, 2010 (‘Predecessor’) have been presented separately from those of the Company and its subsidiaries for the periods subsequent to the Acquisition (‘Successor’).

The Company draws up its annual financial statements to December 31. This annual report on Form 20-F (the ‘Report’) contains consolidated financial statements that present the results of operations for the year from January 1, 2013 to December 31, 2013 (‘Fiscal 2013’), the year from January 1, 2012 to December 31, 2012 (‘Fiscal 2012’) and the year from January 1, 2011 to December 31, 2011 (‘Fiscal 2011’).

The consolidated financial statements of the Company and its subsidiaries (the ‘Group’) appearing in this Report are presented in US dollars and are prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’), which differs in certain respects from US GAAP.

Effective January 1, 2013, the Group adopted a number of IFRS accounting pronouncements. The only one of these that had any significant impact on the results or financial position of the Group during the periods presented in this Report was IAS 19 ‘Employee Benefits (2011)’ (‘IAS 19R’). The retrospective adoption of this pronouncement had no impact on the consolidated balance sheet as of December 31, 2012 or December 31, 2011, but did impact the results from operations for all periods presented.

In addition to the restatements described above, the Group has re-presented its comparative information for the following:

•	reclassification of the Aquatic operating segment as a discontinued operation (see note 15 to the Group’s consolidated financial statements);

•	revisions to the cost allocations in the segmental reporting as described in note 5 to the Group’s consolidated financial statements; and

•

the reclassification of certain costs in the consolidated income statement to present more appropriately the Group’s expenses based on their function. These amounts were previously included primarily in cost of sales, however, based on a re-assessment of their nature and their presentation, it has been determined that they are more aligned with administrative expenses and with distribution costs. To reflect this change in presentation, cost of sales in each of the periods has been reduced and adjustments have been made to distribution expenses and to administrative expenses. These reclassifications have had no impact on operating profit for any of the periods presented.

The impacts of the above restatements and re-presentations are summarized in note 3A to the consolidated financial statements. Comparative information for all periods is presented throughout this Report on a comparable basis.

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

In this Report, all references to the ‘Group’, ‘we’, ‘us’, ‘our’ refer, except as otherwise indicated or as the context otherwise indicates the Company and its subsidiaries. References to ‘US dollars’, ‘$’ ‘cents’ and ‘c’ are to United States currency, references to ‘pounds sterling’, ‘£’, ‘pence’ and ‘p’ are to British currency, references to ‘Canadian dollars’ are to Canadian currency, and ‘Euros’ or ‘€’ are to the currency of certain member states of the European Union. These and certain other terms and acronyms used in this document are defined in the glossary to this document.

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

i

Pinafore Holdings B.V.

Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Important factors that could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements are disclosed under Item 3D ‘Risk factors’. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	global and general economic conditions, including those specific to our end markets;

•	significant global operations and global expansion;

•	the cost and availability of raw materials;

•	our ability to compete successfully with other companies in our industry;

•	equipment failures, explosions and adverse weather;

•	the impact of natural disasters and terrorist attacks;

•	the demand for our products by industrial manufacturers and automakers;

•	currency fluctuations from our international sales;

•	product liability claims against us;

•	regulations applicable to our global operations;

•	environmental, health and safety laws and regulations;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	failure to develop and maintain intellectual property rights;

•	our ability to integrate acquired companies into our business and the success of our acquisition strategy;

•	the downturn in the US residential construction industry;

•	the potential loss of key personnel;

•	labor shortages, labor costs and collective bargaining agreements;

•	our ability to comply with new regulations related to conflict minerals;

•	potential inability to obtain necessary capital;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	substantial indebtedness and maintaining compliance with debt covenants;

•	our ability to incur additional indebtedness;

•	cash requirements to service indebtedness;

•	ability and willingness of our lenders to fund borrowings under their credit commitments;

•

changes in capital availability or costs, such as changes in interest rates, security ratings and market perceptions of the businesses in which we operate, or the ability to obtain capital on commercially reasonable terms or at all;

•	continued global economic weakness and uncertainties and disruption in the capital, credit and commodities markets;

•	the amount of the costs, fees, expenses and charges related to this initial public offering and the related costs of being a public company;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other risks and uncertainties, including those listed under Item 3D ‘Risk factors’; and

•	other factors beyond our control.

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

ii

Pinafore Holdings B.V.

Non-GAAP metrics

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

Market and industry data

The market data and other statistical information used throughout this Report are based on independent industry publications, reports by market research firms or other published independent sources. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this Report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our businesses and divisions, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Report we have cited information compiled by certain industry sources and third parties including:

•	European Automobile Manufacturers Association (‘ACEA’)

•	US Census Bureau

•	US Federal Reserve

•	National Bureau of Statistics of China

•	US Federal Highway Administration

iii

Pinafore Holdings B.V.

Item 1

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Pinafore Holdings B.V.

Item 3D

Item 3.	Key Information

A. Selected financial data

The selected financial data set out below as at December 31, 2013, December 31, 2012 and December 31, 2011 and for Fiscal 2013, Fiscal 2012 and Fiscal 2011 has been derived from the Group’s consolidated financial statements prepared in accordance with IFRS and included in this Report.

The historical financial information as at December 31, 2010 and January 2, 2010 and for the 14-week period ended December 31, 2010 (‘Q4 2010’), the 38-week period ended September 24, 2010 (‘9M 2010’) and the fiscal year ended January 2, 2010 (‘Fiscal 2009’) has also been prepared in accordance with IFRS and has been derived from consolidated financial statements not separately presented herein and after restatement for the retrospective application of IAS 19R and after re-presentation for the classification of the Aquatic, Sensors & Valves, Dexter and Air Distribution operating segments as discontinued operations (see note 3A and note 15, respectively to the Group’s consolidated financial statements).

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements and notes thereto and Item 5 ‘Operating and financial review and prospects’.

Consolidated income statement data

$ million, unless otherwise stated	SUCCESSOR				PREDECESSOR
	Fiscal 2013	Fiscal 2012*	Fiscal 2011*	Q4 2010*	9M 2010*	Fiscal 2009*
Sales from continuing operations	2,947.3	2,922.8	3,320.1	873.1	2,351.7	2,655.5

Operating profit/(loss)	300.3	188.8	245.1	(196.6)	236.7	31.6

Profit/(loss) for the period from continuing operations	135.8	(15.9)	(30.5)	(278.0)	143.9	(21.3)

Profit for the period from discontinued operations	0.3	764.5	74.6	5.1	91.6	17.0

Profit/(loss) for the period	136.1	748.6	44.1	(272.9)	235.5	(4.3)

Profit/(loss) for the period attributable to equity shareholders	107.6	725.5	14.8	(273.8)	209.3	(25.9)

Dividend per share paid or proposed during the period:
– Interim (cents per share)	—	—	—	—	—	3.50	c
– Final (cents per share)	—	—	—	—	—	6.50	c

	—	—	—	—	—	10.00	c

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Consolidated balance sheet data

$ million	SUCCESSOR				PREDECESSOR
	As at December 31, 2013	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010	As at January 2, 2010

Total assets	4,945.6	5,083.6	6,705.2	7,552.3	3,673.6
Net assets	2,031.6	1,943.9	2,343.6	2,339.8	1,678.0
Share capital	—	—	—	—	79.6
Share premium account	984.0	984.0	2,143.3	2,124.7	799.2
Shareholders’ equity	1,796.5	1,694.6	2,074.9	2,028.3	1,536.6

Acquisitions and disposals

Acquisitions and disposals during the three most recent fiscal years are detailed in ‘Principal acquisitions and disposals’ under Item 4A ‘History and development of the Company’.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

Pinafore Holdings B.V.

Item 3D

D. Risk factors

We operate globally in a variety of markets and are affected by a number of risks inherent in our activities. Business risk can be considered either as downside risk (the risk that something can go wrong and result in a financial loss or exposure) or volatility risk (the risk associated with uncertainty, meaning there may be an opportunity for financial gain as well as the potential for loss).

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

Risks associated with our business

Conditions in the global and regional economy and the major end markets we serve may materially and adversely affect the business and results of operations of our businesses should they deteriorate.

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic conditions, including conditions in the general industrial, automotive and residential construction end markets we serve. As a result of continuing effects from the slowdown in global economic growth, the credit market crisis, weak consumer and business confidence, high levels of unemployment, reduced levels of capital expenditures, fluctuating commodity prices, bankruptcies and other challenges affecting the global economy, some of our customers may experience the deterioration of their businesses, cash flow shortages or difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion.

Further, our suppliers, distributors and vendors may be experiencing similar conditions, which may impact their ability to fulfill their obligations to us. If the global economic slowdown continues for a significant period or there is significant further deterioration in the global economy, our results of operations, financial position and cash flows could be materially adversely affected.

We are subject to economic, political and other risks associated with international operations, and this could adversely affect our business and our strategy to continue to expand our geographic reach.

One of our key strategies is to continue to expand our geographic reach, and as a result, a substantial portion of our operations are now conducted and located outside the US. In Fiscal 2013, approximately 63% of sales from continuing operations originated from outside of North America. We have manufacturing, sales and service facilities spanning five continents and sell to customers in over 120 countries. Moreover, a significant amount of our manufacturing functions and sources of our raw materials and components are from emerging markets such as China, India and Eastern Europe. Accordingly, our business and results of operations, as well as the business and results of operations of our vendors, suppliers and customers, are subject to risks associated with doing business internationally, including:

•	changes in foreign currency exchange rates;

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•

the complexities of operating within multiple tax jurisdictions, including potentially negative consequences from changes in tax laws or from tax examinations, which may, in addition, require an extended period of time to resolve;

•	instability in a specific country’s or region’s political, economic or social conditions;

•	difficulty in staffing and managing widespread operations;

•	difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	differing and, in some cases, more stringent labor regulations;

•	partial or total expropriation;

•	differing protection of intellectual property;

•	unexpected changes in regulatory requirements and required compliance with a variety of foreign laws, including environmental regulations and laws;

•	the burden of complying with multiple and possibly conflicting laws;

•	differing local product preferences and product requirements;

•	strong competition from companies that are already established in the markets we seek to enter;

•	inability to repatriate income or capital; and

•	difficulty in administering and enforcing corporate policies, which may be different than the normal business practices of local cultures, and implementing restructuring actions on a timely basis.

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable. Certain regions, including Latin America, Asia, the Middle East and Africa, are inherently more economically and politically volatile and as a result, our business units that operate in these regions could be subject to significant fluctuations in sales and operating income from quarter to quarter. Because a significant percentage of our operating income in recent years has come from these regions, adverse fluctuations in the operating results in these regions could have a disproportionate impact on our results of operations in future periods.

Pinafore Holdings B.V.

Item 3D

Additionally, concerns persist regarding the debt burden of certain European countries and the ability of these countries to meet future financial obligations, as well as concerns regarding the overall stability of the euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances of individual euro area countries. If a country within the Euro area were to default on its debt or withdraw from the Euro currency, or if the Euro were to be dissolved entirely, the impact on markets around the world, and on our global business, could be immediate and material. Such a development could cause financial and capital markets within and outside Europe to constrict, thereby negatively impacting our ability to finance our business, and also could cause a substantial dip in consumer confidence and spending that could negatively impact sales. Any one of these impacts could have a material adverse effect on our financial condition and results of operations.

If we are unable to obtain raw materials at favorable prices in sufficient quantities, or at the time we require them, our operating margins and results of operations may be materially adversely affected.

We purchase our energy, steel, aluminum, rubber and rubber-based materials, and other key manufacturing inputs from outside sources. We do not traditionally have long-term pricing contracts with raw material suppliers. The costs of these raw materials have been volatile historically and are influenced by factors that are outside our control. In recent years, the prices for energy, metal alloys, polymers and certain other of our raw materials have fluctuated significantly. While we strive to avoid this risk through the use of price escalation mechanisms with respect to our raw materials in our customer contracts and we seek to offset our increased costs with gains achieved through operational efficiencies, if we are unable to pass increases in the costs of our raw materials on to our customers and operational efficiencies are not achieved, our operating margins and results of operations may be materially adversely.

Additionally, our businesses compete globally for key production inputs. The availability of qualified suppliers and of key inputs may be disrupted by market disturbances or any number of geopolitical factors, including political unrest and significant weather events. Such disruptions may require additional capital or operating expenditure by us or force reductions in our production volumes. In the event of an industry-wide general shortage of certain raw materials or key inputs, or a shortage or discontinuation of certain raw materials or key inputs from one or more of our suppliers, we may not be able to arrange for alternative sources of certain raw materials or key inputs. Any such shortage may materially adversely affect our competitive position versus companies that are able to better or more cheaply source such raw materials or key inputs.

We face competition in all areas of our business and may not be able to successfully compete with our competitors, which could lead to lower levels of profits and reduce the amount of cash we generate.

We are subject to competition from other producers of products that are similar to ours. We compete on a number of factors, including product performance, quality, value, product availability, customer service and innovation and technology. Our customers often demand delivery of our products on a tight time schedule and in a number of geographic markets. If our quality of service declines or we cannot meet the demands of our customers, they may utilize the services or products of our competitors. Our competitors include manufacturers that may be better capitalized, may have a more extensive low-cost sourcing strategy and presence in low-cost regions or may receive significant governmental support and as a result, may be able to offer more aggressive pricing. If we are unable to continue to provide technologically superior or better quality products or to price our products competitively, our ability to compete could be harmed and we could lose customers or market share.

Pricing pressures from our customers may materially adversely affect our business.

We generate strong margins by selling premium products at premium prices. Accordingly, our margins could suffer if our customers are no longer willing to pay a premium for our product and service offering. We face the greatest pricing pressure from our customers in the automotive first-fit end market. Virtually all vehicle manufacturers seek price reductions in both the initial bidding process and during the term of the award. We are also, from time to time, subject to pricing pressures from customers in our other end markets. If we are not able to offset price reductions through improved operating efficiencies and reduced expenditures or new product introduction, those price reductions may have a material adverse effect on our results of operations.

We are dependent on the continued operation of our manufacturing facilities.

While we are not heavily dependent on any single manufacturing facility, major disruptions at a number of our manufacturing facilities, due to labor unrest, adverse weather, natural disasters, terrorist attacks, significant mechanical failure of our facilities, or other catastrophic event, could result in significant interruption of our business and a potential loss of customers and sales or could significantly increase our operating costs.

We may not be able to accurately forecast demand or meet significant increases in demand for our products.

Certain of our businesses operate with short lead times and we order raw materials and supplies and plan production based on discussions with our customers and internal forecasts of demand. If we are unable to accurately forecast demand for our products, in terms of both volume and specific products, or react appropriately to abrupt changes in demand, we may experience delayed product shipments and customer dissatisfaction. Additionally, if demand increases significantly from current levels, both we and our suppliers may have difficulty meeting such demand, particularly if such demand increases occur rapidly. Failure to accurately forecast demand or meet significant increases in demand could have a material adverse impact on our business, financial condition and operating results.

We are exposed to exchange rate fluctuations in the international markets in which we operate.

We conduct operations in many areas of the world involving transactions denominated in a variety of functional currencies. We are subject to currency exchange rate risk to the extent that our costs may be denominated in currencies other than those in which we earn and report revenues and vice versa. In addition, a decrease in the value of any of these currencies relative to the US dollar could reduce our profits from non-US operations and the translated value of the net assets of our non-US operations when reported in US dollars in our consolidated financial statements. For example, in Fiscal 2013, movements in average currency translation rates adversely affected our sales by $26.2 million, but favorably impacted our operating profit by $1.4 million. Ongoing movements in average currency translation rates in the future could continue to have a negative impact on our business, financial condition or results of operations as reported in US dollars. Fluctuations in currencies may also make it more difficult to perform period-to-period comparisons of our reported results of operations.

Pinafore Holdings B.V.

Item 3D

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

We may be subject to increased income taxes, and other restrictions and limitations, if we were to decide to repatriate any of our non-US income, capital or cash to the United States.

Government regulations and restrictions in some countries may limit the amount of non-US income, capital or cash that may be repatriated. The repatriation of non-US income, capital or cash is often subject to restrictions such as the need for certain governmental consents. Even where there is no outright restriction, the mechanics of repatriation or, in certain countries, the inadequacy of the availability of foreign currency (such as US dollars) to non-governmental entities, may affect certain aspects of our operations. In the event we need to repatriate our non-US income, capital or cash from a particular country to fund operations in another part of the world, we may need to repatriate some of our non-US cash balances out of the country where they are located to another jurisdiction and we may be subject to additional income taxes in the jurisdiction receiving the cash. Any of these scenarios may subject us to costs, restrictions and/or limitations that result in us being unable to use our cash in the manner we desire, which may have a material adverse effect on our results of operations and financial condition.

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

We are subject to risks from litigation, legal and regulatory proceedings and obligations that may materially impact our operations.

We face an inherent business risk of exposure to various types of claims, lawsuits and proceedings. We are involved in various tax, intellectual property, product liability, product warranty, environmental claims and lawsuits, and other legal and regulatory proceedings arising in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every claim, lawsuit or proceeding and the range of probable loss, we believe these claims, lawsuits and proceedings will not individually or in the aggregate have a material impact on our results. However, we could, in the future, be subject to various claims, lawsuits and proceedings, including, amongst others, tax, intellectual property, product liability, product warranty, environmental claims and antitrust claims, and we may incur judgments or enter into settlements of claims, lawsuits and proceedings that could have a material adverse effect on our results of operations in any particular period.

We may be subject to recalls, product liability claims or may incur costs related to product warranties that may materially and adversely affect our business.

Meeting or exceeding many government-mandated safety standards is costly and requires manufacturers to remedy defects related to product safety through recall campaigns if the products do not comply with safety, health or environmental standards. If we, customers or government regulators determine that a product is defective or does not comply with safety standards prior to the start of production, the launch of a product could be delayed until such defect is remedied. The costs associated with any protracted delay of a product launch or a recall campaign to remedy defects in products that have been sold could be substantial.

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

Pinafore Holdings B.V.

Item 3D

We are subject to anti-corruption laws in various jurisdictions, as well as other laws governing our international operations. If we fail to comply with these laws we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could materially adversely affect our business, financial condition and results of operations.

Our international operations are subject to one or more anti-corruption laws in various jurisdictions, such as the US Foreign Corrupt Practices Act of 1977, as amended (‘FCPA’), the UK Bribery Act of 2010 and other anticorruption laws. The FCPA and these other laws generally prohibit employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA or other anti-corruption violations, (and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the US Department of Commerce’s Bureau of Industry and Security, the US Department of Treasury’s Office of Foreign Asset Control and various non-US government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations (collectively, ‘Trade Control laws’).

We have instituted policies, procedures and ongoing training of certain employees with regard to business ethics, designed to ensure that we and our employees comply with the FCPA, other anticorruption laws and Trade Control laws. However, there is no assurance that our efforts have been and will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, or other legal requirements. If we are not in compliance with the FCPA, other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have a material adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA or other anti-corruption laws by US or foreign authorities could also have a material adverse impact on our reputation, business, financial condition and results of operations.

Our information technology systems are decentralized, which may lead to certain security risks and make access to our applications cumbersome.

In general our information technology systems are decentralized. This decentralization may lead to security risks and makes access to common applications cumbersome. We are in the midst of several large-scale information technology projects, including with respect to Enterprise Resource Planning (‘ERP’) systems and consolidation of applications and servers. The costs of such projects may exceed the amounts we have budgeted for them, and any material failures in the execution of such projects may hinder our day-to-day operations.

Our business could be materially adversely affected by interruptions to our computer and IT systems.

Most of our business activities rely on the efficient and uninterrupted operation of our computer and information technology (‘IT’) systems and those of third parties with which we have contracted. Our computer and IT systems are vulnerable to damage or interruption from a variety of sources, as well as potential cyber security incidents. Any failure of these systems or cybersecurity incidents could have a material adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities and responses to concerns regarding climate change could affect our financial condition, results of operations and cash flows adversely.

Our operations, products and properties are subject to stringent US and foreign, federal, state, local and provincial laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean up of contaminated properties as well as air emissions, water discharges, waste management and disposal, product safety and workplace health and safety. Such laws and regulations affect all of our operations, are continually changing, generally vary by jurisdiction and can impose substantial fines and sanctions for violations. Further, they may require substantial clean-up costs for our properties (many of which are sites of long-standing manufacturing operations) or other sites where we have operated or disposed waste and the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental releases of regulated materials. Under some of these laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or “Superfund”) and analogous state statutes, liability for the entire cost of the cleanup of contaminated sites can be imposed jointly and severally upon current or former owners or operators, or upon parties who have sent or arranged to send waste for disposal, without regard to fault or the legality of the activities giving rise to the contamination. We must conform our operations, products and properties to these laws and adapt to regulatory requirements in all jurisdictions as these requirements change.

We have experienced, and expect to continue to experience costs and liabilities relating to environmental laws and regulations, including costs and liabilities associated with the clean-up and investigation of some of our current and former properties and offsite disposal locations as well as personal injury and/or property damage lawsuits alleging damages arising from exposure to hazardous materials associated with our current or former operations, facilities or products. In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. Such developments, as well as the discovery of previously unknown contamination, the imposition of new clean-up requirements, or new claims for property damage, personal injury or damage to natural resources arising from environmental matters, or claims arising from exposure to hazardous materials used, or alleged to be used, by us in the past, including in our operations, facilities or products, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Pinafore Holdings B.V.

Item 3D

In addition, our products may be subject to chemical regulations in the markets in which we operate. Such regulations may restrict or prohibit the types of substances that are used or present in our products, or impose other requirements, and are becoming increasingly stringent. For example, our products manufactured or sold in the European Union are potentially subject to REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemical substances”). Under REACH, we may be required to register or provide notifications to the European Chemicals Agency regarding the use of certain chemicals in our products. This process could result in significant costs or market delays. In certain circumstances, we may be required to make significant expenditures to reformulate or develop alternatives to the chemicals that we use in our products. In other cases, we may incur costs for registration or extensive laboratory analysis on such chemicals to gain and/or regain authorization for its continued use, leading to a potential loss of revenue and customer base. Other chemical substance regulations include RoHS (“Restriction of Hazardous Substances”), SEC Conflict Minerals, Globally Harmonized System of Classification and Labeling of Chemicals (“GHS”), and California Proposition 65. To the extent that other nations in which we operate have similar chemical regulations, potential delays comparable to those in Europe may limit our access into these markets. Additionally, we could be subject to significant fines or other civil and criminal penalties should we fail to comply with these product regulations. Any failure to obtain or delay in obtaining regulatory approvals for chemical products we manufacture, sell or use could have a material adverse effect on our business, financial condition and results of operations.

In addition, increasing global efforts to control emissions of carbon dioxide, methane and other greenhouse gases (‘GHG’) have the potential to impact our facilities, products or customers. Certain countries, states, provinces, regulatory agencies and multinational and international authorities with jurisdiction over our operations have implemented measures, or are in the process of evaluating options, including so-called “cap and trade” systems, to regulate GHG emissions. The stringency of these measures varies among jurisdictions where we have operations. GHG regulation could increase the price of the energy and raw materials we purchase, require us to purchase allowances to offset our own emissions, or negatively impact the market for the products we distribute. GHG regulation could also negatively affect our customers, in particular those in the oil and gas industry, which is a key demand driver of our industrial end markets and has been a focus of GHG regulation by the US EPA. These effects of GHG regulation could significantly increase our costs, reduce our competitiveness in a global economy or otherwise negatively affect our business, operations or financial results. See “—We may be subject to recalls, product liability claims or may incur costs related to product warranties that may materially and adversely affect our business” for additional risks relating to environmental, health and safety regulations applicable to our products.

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

Longer product lives of automotive parts are adversely affecting demand for some of our replacement products.

The average useful life of automotive parts has steadily increased in recent years due to innovations in products, technologies and manufacturing processes. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, a portion of sales in the replacement market has been displaced. This has adversely impacted, and could continue to adversely impact, our replacement market sales. Also, any additional increases in the average useful lives of automotive parts would further adversely affect the demand for our replacement market products.

The replacement market in emerging markets may develop in a manner that could limit our ability to grow in those markets.

In emerging markets such as China, India, Eastern Europe and Russia the replacement markets are still nascent as compared to those in developed nations. In these markets, we have focused on building a first-fit presence in order to establish brand visibility in the end markets we serve. However, as the replacement markets in these regions grow, our products may not be selected as the replacement product, although we are the first-fit provider. If we are not able to convert our first-fit presence in these emerging markets into sales in the replacement end market, there may be a material adverse effect on our replacement end market growth potential in those emerging markets.

Relatively stagnant or declines in miles driven in emerging markets, as well as declines in automotive sales in Europe from 2008 to the present could limit our ability to grow in these markets.

In the near-term, growth in sales in the emerging markets we serve may not occur at the rate that we currently expect due to relatively stagnant or declines in miles driven in these markets. Miles driven is one of the drivers of vehicle repair, which is correlated with demand for replacement products. If miles driven in emerging markets do not increase at the rate that we currently expect due to an increase in gasoline prices, a deterioration in general economic conditions or other factors, we may not realize our forecasted growth in these markets and this could negatively impact our business. Additionally, due to sustained economic weakness in several European countries, automotive sales in Europe have generally declined since 2008. This, coupled with the overall weakness in the European economy may limit our growth opportunities in Europe.

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

We may in the future acquire related businesses or assets, which we may not be able to successfully integrate, and we may be unable to recoup our investment in these businesses and assets.

We consider strategic acquisitions of complementary businesses or assets to expand our product portfolio and geographic presence on an ongoing basis, and regularly have discussions concerning potential acquisitions, certain of which may be material and which may be consummated following the completion of this offering. Acquisitions, particularly investments in emerging markets, involve legal, economic and political risks. We also encounter risks in the selection of appropriate investment and disposal targets, execution of the transactions and integration of acquired businesses or assets.

While we believe we have successfully integrated the operations we have acquired, we may not be able to effectively integrate future acquisitions or successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. As a result, we may not be able to recoup our investment in those acquisitions or achieve the economic benefits that we anticipate from these acquisitions. Our efforts to integrate these businesses or assets could be affected by a number of factors beyond our control, such as general economic conditions and increased competition. In addition, the process of integrating these businesses or assets could cause the interruption of, or loss of momentum in, the activities of our existing business and the diversion of management’s attention. These impacts and any delays or difficulties encountered in connection with the integration of these businesses or assets could negatively impact our business and results of operations.

A portion of our business relies on home improvement and new home construction activity levels, both of which are inherently cyclical.

A portion of our business relies on the US residential new construction and repair and refurbishment end markets. The US residential new construction market is cyclical in nature. Economic turmoil has in the past, and may in the future, cause certain shifts in consumer preferences and purchasing practices and has resulted in changes in the business models and strategies of our customers. If we do not timely and effectively respond to these changing consumer preferences, our relationships with our customers could be adversely affected, the demand for our products could be reduced and our market share could be negatively affected.

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

We may be materially adversely impacted by work stoppages and other labor matters.

As of December 31, 2013, we had approximately 15,000 employees worldwide. Certain of our employees are represented by various unions under collective bargaining agreements. While we have no reason to believe that we will be impacted by work stoppages and other labor matters, we cannot assure that future issues with our labor unions will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or our employees. Any of these factors may have a materially adverse effect on us or may limit our flexibility in dealing with our workforce. In addition, many of our customers have unionized work forces. If one or more of our customers experience a material work stoppage, it could similarly have a material adverse effect on our business, results of operations and financial condition.

Pinafore Holdings B.V.

Item 3D

We are subject to liabilities with respect to businesses that we have divested in the past.

In recent years, we have divested a number of businesses. With respect to some of these former businesses, we have contractually agreed to indemnify the buyer against liabilities arising prior to the divestiture, including lawsuits, tax liabilities, product liability claims or environmental matters. Under these types of arrangements, conditions outside our control could affect our future financial results.

Terrorist acts, conflicts and wars may materially adversely affect our business, financial condition and results of operations.

As a Group with a large international footprint, we are subject to increased risk of damage or disruption to us, our employees, facilities, partners, suppliers, distributors, resellers or customers due to terrorist acts, conflicts and wars, wherever located around the world. The potential for future attacks, the national and international responses to attacks or perceived threats to national security, and other actual or potential conflicts or wars have created many economic and political uncertainties. Although it is impossible to predict the occurrences or consequences of any such events, they could result in a decrease in demand for our products, make it difficult or impossible to deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain and result in the need to impose employee travel restrictions, and thereby materially adversely affect our business, financial condition, results of operations and cash flows.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (or the ‘Dodd-Frank Act’), contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, deemed to be financing conflict in the Democratic Republic of Congo (the ‘DRC’) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in Fiscal 2014, with initial disclosure requirements beginning in May 2014. We have incurred costs associated with diligence efforts to confirm the applicability of this legislation, and have concluded that we will not face further disclosure obligations. We continue to incur costs associated with responding to customer requests regarding conflict minerals, and to ensure that our supply chain remains free from conflict minerals.

Risks relating to our capital structure

We are dependent upon lenders for financing to execute our business strategy and meet our liquidity needs and the lack of adequate financing could negatively impact our business.

We may require capital to expand our business, implement our strategic initiatives and remain competitive. In the current credit market, there is risk that any lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to: extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and otherwise accessing capital and/or honoring loan commitments. If our lenders failed to honor their legal commitments under our senior secured revolving credit facility, it could be difficult in this environment to replace our senior secured revolving credit facility on similar terms.

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

We have substantial indebtedness, the size and terms of which could affect our ability to meet our debt obligations and may otherwise restrict our activities

As of December 31, 2013, we had total principal debt outstanding of $1,776.5 million. We are permitted by the terms of our debt instruments to incur substantial additional indebtedness, subject to the restrictions therein. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.

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

A failure to comply with the covenants contained in our debt agreements could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default, the lenders:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	may have the ability to foreclose on collateral and apply the proceeds to repay these borrowings; or

•	may prevent us from making debt service payments under our other agreements.

Such actions by lenders could cause cross defaults under our other indebtedness.

We have pledged substantially all of our assets as collateral under our senior secured credit facilities and the indenture governing the senior secured second lien notes due in 2018 (‘Second Lien Notes’) subject to certain exceptions. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness. If we were unable to repay those amounts, the holders of our secured indebtedness could proceed against the collateral granted to them to secure that indebtedness.

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

If we are required to make unexpected payments to any post-employment benefit plans applicable to our employees, our financial condition may be adversely affected.

Some of our employees participate in post-employment benefit plans, the majority of which are in the UK and US. In aggregate, the defined benefit plans were in deficit by $150.5 million as at December 31, 2013, as determined in accordance with IFRS. Tomkins has guaranteed the obligations of Gates UK Limited to its pension plan, and the obligations of Tomkins’ subsidiary that is the “principal employer” of the one section of the 2008 pension plan that is not directly sponsored by Tomkins. Various factors, such as changes in actuarial estimates and assumptions (including in relation to life expectancy and rate of return on assets) as well as actual return on assets, can increase the net expenses and net liabilities of the defined benefit pension plans. The assets and liabilities of the plans must be valued from time to time under applicable funding rules and as a result we may be required to increase the cash payments we make under these defined benefit pension plans. For a further description of the pension deficit see note 34 to the Group’s consolidated financial statements.

We could also be required at any time to make accelerated payments up to the full buy-out deficit in our defined benefit pension plans, which would likely be higher than the normal ongoing funding cost of the plans, if we receive a “Contribution Notice” or a “Financial Support Direction” from the Pensions Regulator or if we are required to terminate one or more of the US defined benefit pension plans by the US Pension Benefit Guarantee Corporation (‘PBGC’). A Contribution Notice typically can be issued where there has been an act or omission which is materially detrimental to the pension plan or has as one of its main purposes the prevention of the recovery of a debt due to the plan or the compromise or settlement of such a debt. A Financial Support Direction can be issued at any time where the employer in the plan is either a services company or insufficiently resourced (meaning that its net assets are less than fifty percent of its share of the buy-out deficit in the relevant plan, and there are other group companies who have sufficient assets to make up the difference). The PBGC may institute proceedings to terminate a US defined benefit pension plan for a number of reasons, including if it determines that a plan will be unable to pay benefits when due or if the possible long-run loss of the PBGC with respect to a plan may reasonably be expected to increase unreasonably if the plan is not terminated.

Our reported results of operations and financial condition may be adversely affected to the extent that we are required to make any additional payments to any relevant defined benefit pension plans in excess of the amounts assumed in our current plans or that we must report higher pension plan expenses under IFRS as a result of changes in actuarial assumptions and estimates.

Risks relating to our debt instruments

In addition to the above risks, holders of the Second Lien Notes (the ‘Noteholders’) should be aware of the following risks related specifically to the Second Lien Notes:

The entities that issued the Second Lien Notes, Gates Investments, Inc. (formerly Tomkins, Inc.) and Gates Investments, LLC (formerly Tomkins, LLC) (the ‘Issuers’), are wholly owned financing subsidiaries of the Company with no operations of their own and they are dependent upon payments under the intercompany loans from other subsidiaries of the Company to meet their obligations under the Second Lien Notes.

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

The Second Lien Notes are structurally subordinated to the indebtedness and other liabilities of the current and future subsidiaries of the Company that do not guarantee the Second Lien Notes. The non-guarantor subsidiaries and any future non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Second Lien Notes, or to make any funds available therefore, whether by dividends, loans, distribution or other payments. The non-guarantor subsidiaries accounted for the following proportion of our ongoing operations: (i) 65% of sales in Fiscal 2013; (ii) 60% of Adjusted EBITDA in Fiscal 2013; (iii) 51% of total assets at the end of Fiscal 2013; and (iv) 17% of total liabilities at the end of Fiscal 2013. Both (i) and (ii) are calculated excluding corporate center entities. In the event that Rule 3-10 of Regulation S-X under the Securities Act would require separate financial statements of any subsidiary that is a guarantor to be filed with the SEC solely because such subsidiary’s guarantee is not a full and unconditional guarantee as reasonably determined by the Company such guarantee will be automatically discharged and released. In the case of such discharge and release, the Second Lien Notes would no longer be guaranteed by such entity even though the guarantee by such entity of our senior secured credit facilities would continue. Substantially all, but not all, of our foreign entities that guarantee the senior secured credit facilities are expected to guarantee the Second Lien Notes. Any right that we or the guarantors have to receive any assets of the non-guarantor subsidiaries and any future non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of the Noteholders to realize proceeds from the sale of any of those subsidiaries’ assets, will be structurally subordinated to the claims of those subsidiaries’ creditors.

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

Pinafore Holdings B.V.

Item 3D

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

We have pledged substantially all of our assets as collateral under our senior secured credit facilities and the indenture governing the Second Lien Notes subject to certain exceptions. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness. If we were unable to repay those amounts, the holders of our secured indebtedness could proceed against the collateral granted to them to secure that indebtedness.

The collateral securing our obligations under the Second Lien Notes and the guarantees is shared with other creditors. If there is a default, the value of the collateral may not be sufficient to repay the first priority lien creditors and the holders of the notes and guarantees. The collateral securing the Second Lien Notes may be divided under certain circumstances.

Our obligations under the Second Lien Notes and the guarantees related thereto is and in the future will be secured by a second priority lien on all of the collateral securing our obligations under our senior secured credit facilities (subject to certain exceptions) and excluding certain assets on a second priority basis. The relative priority of the liens on the collateral is governed by an intercreditor agreement. Accordingly, any proceeds received upon a realization of the collateral securing our senior secured credit facilities on a first priority basis will first be applied to the costs and expenses incurred with such realization and second to obligations (including expenses and other amounts) under our senior secured credit facilities, before any amounts will be available to pay the Noteholders. The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the ability to sell the collateral in an orderly sale, the condition of the economies in which our operations are located, the availability of buyers and other factors. The book value of the collateral should not be relied on as a measure of realizable value for such assets. Portions of the collateral may be illiquid and may have no readily ascertainable market value. The collateral is located in a number of countries, and the multi-jurisdictional nature of any foreclosure on the collateral may limit the realizable value of the collateral. To the extent that holders of other secured debt or third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, such holders or third parties may have rights and remedies with respect to the collateral securing the Second Lien Notes and the guarantees that, if exercised, could reduce the proceeds available to satisfy the obligations under the Second Lien Notes and the guarantees. As a result, if there is a default, the value of the collateral may not be sufficient to repay our senior secured credit facilities and the Noteholders.

The value of the collateral securing the Second Lien Notes may not be sufficient to secure post-petition interest. Should our obligations under the Second Lien Notes equal or exceed the fair market value of the collateral securing those notes, the Noteholders may be deemed to have an unsecured claim.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against the Issuers or the guarantors, Noteholders will be entitled to post-petition interest under the US Bankruptcy Code only if the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Noteholders may be deemed to have an unsecured claim if the Issuers’ obligation under the Second Lien Notes equals or exceeds the fair market value of the collateral securing those notes. Noteholders that have a security interest in the collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the US Bankruptcy Code. The bankruptcy trustee, the debtor-in-possession or competing creditors could possibly assert that the fair market value of the collateral with respect to the Second Lien Notes on the date of the bankruptcy filing was less than the then-current principal amount of those notes. Upon a finding by a bankruptcy court that the Second Lien Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the Second Lien Notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of undercollateralization would be, among other things, a lack of entitlement on the part of holders of the Second Lien Notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the Second Lien Notes to receive other “adequate protection” under US federal bankruptcy laws. In addition, if any payments of post-petition interest were made at the time of such a finding of undercollateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to Second Lien Notes. No appraisal of the fair market value of the collateral securing the Second Lien Notes has been prepared in connection with the offering of those notes and, therefore, the value of the collateral trustees’ interests in the collateral may not equal or exceed the principal amount of the Second Lien Notes. We cannot assure the Noteholders that there will be sufficient collateral to satisfy our and the guarantors’ obligations under the Second Lien Notes.

Pinafore Holdings B.V.

Item 3D

The right of holders of Second Lien Notes to exercise remedies with respect to the collateral is extremely limited, even during an event of default under the indenture governing the Second Lien Notes.

The rights of the holders of Second Lien Notes with respect to the collateral are extremely limited, even during an event of default under the indenture governing the Second Lien Notes. If first priority obligations are outstanding, any actions that may be taken in respect of any of the collateral securing the Second Lien Notes, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, are controlled and directed by holders of our first lien debt. In those circumstances, the Second Lien Notes collateral agent, on behalf of itself, the trustee and the Noteholders, will not have the ability to control or direct such actions, even if an event of default under the indenture governing the Second Lien Notes has occurred or if the rights of the trustee, the Second Lien Notes collateral agent and the Noteholders are or may be adversely affected. The administrative agent and the lenders under our senior secured credit facilities are under no obligation to take into account the interests of the trustee under the indenture governing the Second Lien Notes, the collateral agent and the Noteholders when determining whether and how to exercise their rights with respect to the collateral securing our senior secured credit facilities on a first priority basis, subject to the applicable intercreditor agreements, and their interests and rights may be significantly different from or adverse to those of the holders of the Second Lien Notes. To the extent that collateral is released from the first priority liens, subject to certain conditions the second priority liens securing the Second Lien Notes and the guarantees related thereto will also automatically be released without any Noteholder consent or notice to the collateral agent, except that such release of liens does not apply with respect to the release of collateral in connection with the full payment of our obligations under our senior secured credit facilities or a refinancing of our obligations thereunder.

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

Pinafore Holdings B.V.

Item 3D

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

Pinafore Holdings B.V.

Item 3D

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

Certain of the guarantors are incorporated in one of the United Kingdom, Australia, Belgium, the British Virgin Islands, Canada, Germany, Luxembourg, The Netherlands, Russia, Turkey or the United Arab Emirates. The insolvency laws of these jurisdictions may not be as favorable to interests of the Noteholders as the laws of the United States or other jurisdictions with which the Noteholders are familiar. In the event that any one or more of the Company, the guarantors or any other of the Company’s subsidiaries experienced financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings.

Insolvency laws and other limitations on the guarantees and the security interests, including fraudulent conveyance statutes, may adversely affect their validity and enforceability and enforcing the rights of the Noteholders or under the guarantees across multiple jurisdictions may prove difficult.

Our obligations under the Second Lien Notes will be guaranteed by the guarantors and secured by security interests over the collateral. The guarantors are organized under the laws of the United States, the United Kingdom, Australia, Belgium, Brazil, The British Virgin Islands, Canada, Germany, Luxembourg, The Netherlands, Russia, Turkey or the United Arab Emirates. Although laws differ among these jurisdictions, in general, applicable fraudulent transfer and conveyance and equitable principles, insolvency laws and, in the case of the guarantees and the security interests, limitations on the enforceability of judgments obtained in courts in such jurisdictions could limit the enforceability of the guarantee against a guarantor and the enforceability of the security interests. The court may also in certain circumstances avoid the security interest or the guarantee where the company is close to or in the vicinity of insolvency.

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

If we cannot satisfy our obligations under the Second Lien Notes and any guarantee or security interest is found to be a fraudulent transfer or conveyance or is otherwise set aside, it cannot be assured that we can ever repay in full any amounts outstanding under the Second Lien Notes. In addition, the liability of each guarantor under its guarantee or the security interests will be limited to the amount that will result in such guarantee or security interests not constituting a fraudulent conveyance or improper corporate distribution or otherwise being set aside. The amount recoverable from the guarantors under the security documents will also be limited. However, there can be no assurance as to what standard a court would apply in making a determination of the maximum liability of each. Also, there is a possibility that the entire guarantee or security interests may be set aside, in which case, the entire liability may be extinguished.

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

Pinafore Holdings B.V.

Item 3D

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

The Company’s immediate and ultimate parent entity is Pinafore Coöperatief U.A., which also operates in and under the laws of The Netherlands. The Co-operative is owned by a consortium representing the interests of Onex Corporation, a Canadian private equity investor, Onex Partners III and various syndication participants, and the Canada Pension Plan Investment Board. The Company’s registered address is: Prins Bernhardplein 200, 1097 JB, Amsterdam, The Netherlands (Telephone: +31 20577 1177) and its website is www.tomkins.co.uk.

Prior to the Acquisition, the Company had no assets or liabilities (other than the proceeds of the shares issued on incorporation) and no operations.

The Acquisition

On July 27, 2010, the independent directors of Tomkins plc and the board of directors of Gates Acquisitions Limited (formerly Tomkins Acquisitions Limited, which was formerly Pinafore Acquisitions Limited) announced that they had reached an agreement on the terms of a recommended cash acquisition for the entire share capital of Tomkins, including the Tomkins shares underlying the Tomkins ADRs and certain employee equity awards, for approximately £2.9 billion, to be implemented by way of a scheme of arrangement under Part 26 of the UK’s Companies Act 2006. Gates Acquisitions Limited was a newly incorporated company formed for the purpose of implementing the Acquisition at the direction of the Sponsors.

On the effective date of the Acquisition, each ordinary share in the capital of Tomkins plc (except those shares held by shareholders who validly elected to receive loan notes in respect of some or all of their shares) were automatically cancelled and shareholders received 325 pence for each ordinary share held prior to cancellation. Also on this date, Tomkins plc was re-registered as a private company and its name was changed to Tomkins Limited (now known as Gates Worldwide Limited).

Group overview

We are a diversified global engineering and manufacturing group, comprised primarily of the Gates group of businesses. Gates is the world’s leading manufacturer of power transmission belts and a premier global manufacturer of fluid power products. Our highly engineered products are critical components used in diverse industrial and automotive applications where the cost of failure is very high relative to the cost of our products. We offer a complete portfolio of premium product and service solutions for both replacement and first-fit applications across our targeted end markets, which encompass process and specialty, construction, agriculture, energy, transportation, and automotive. The Gates brand is recognized by distributors, original equipment manufacturers (‘OEMs’) and installers as the premium brand for quality and technological innovation, a reputation which Gates has built for over a century since its founding in 1911.

We are diversified by product, customer, geography and end market. Our product portfolio consists of over 580,000 stock keeping units (‘SKUs’), which we believe comprises the broadest range of power transmission belts and fluid power products in the markets we serve. We maintain long-standing relationships with the leading distributors of replacement industrial and automotive parts, as well as OEMs, in every region of the world, with some of our longest customer relationships exceeding 50 years. Gates’ products are sold in over 120 countries around the world, with our largest region being North America which represents approximately 47% of our sales for Fiscal 2013. We also have a long-established and growing presence in emerging markets and are well-positioned to capitalize on the growth trends in these regions. In addition to our geographical diversification, we serve a number of diverse industrial markets with exposure to a variety of demand drivers that in aggregate enhance our earnings stability.

We attribute our end market leadership positions to a combination of our brand strength, product quality and breadth, and customer service and support. We generate strong margins by selling highly engineered products at premium prices; We believe that our focus on lean operations, as demonstrated by our labor productivity rates, coupled with our low-cost footprint, which is the result of our concentration of production in low-cost regions close to where our products are sold, have also helped to strengthen our margins. We operate globally and further enhance our margins with a culture of continuous improvement. We are led by an experienced management team that has successfully streamlined our portfolio to focus on our core businesses, and implemented wide-ranging, significant cost-saving restructuring initiatives.

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

In 2002, Jim Nicol joined Tomkins as Group CEO and implemented a strategy of closing inefficient operations and divesting under-performing and lower margin businesses, while also acquiring businesses with complementary products and services.

On September 24, 2010 Tomkins was acquired by the Sponsors. Under their ownership Tomkins continued its strategy of refining its portfolio by selling or separating a number of businesses in a series of transactions that resulted in a group that is almost exclusively comprised of the Gates business. During Fiscal 2011 and 2012, we sold a number of businesses resulting in a Group that now comprises our Gates and Aquatic businesses. These businesses are focused on lean manufacturing, sharing best practices, product innovation and geographic expansion.

Pinafore Holdings B.V.

Item 4A

Principal acquisitions and disposals

This section should be read in conjunction with Item 5 ‘Operating and financial review and prospects’ and with notes 40 and 41 to the Group’s consolidated financial statements.

Fiscal 2013

There were no businesses disposed of or acquired during Fiscal 2013.

Fiscal 2012

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

On August 29, 2012, the Group acquired the remaining 50% of its associate, Caryaire Air Systems Components Private Limited (‘Caryaire’) for a cash consideration of $1.3 million. No goodwill was recognized in respect of this acquisition as the purchase consideration approximated to the fair value of the acquired net assets at the acquisition date. At the time of the acquisition, the Group’s interest in Caryaire was included in assets held for sale, as part of the Air Distribution segment. On November 9, 2012, the Group disposed of its interest in Caryaire as part of the disposal of its Air Distribution businesses (see note 41).

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

On October 27, 2011, the Group finalized the sale of Ideal, a leading manufacturer of gear clamps primarily for the automotive replacement end market, selling principally in the US, Mexico and China under a variety of brands. The business was sold for a cash consideration of $158.7 million.

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

During Fiscal 2011, the Group refocused its operations around the Gates brand and commenced the disposal of those businesses that were no longer a strategic fit for the Group. Management therefore distinguishes between those of the Group’s operating segments that are ‘ongoing’, and those that have been exited but do not meet the conditions to be classified as discontinued operations (‘Exited’). As at December 31, 2013, the Group’s only ongoing business is Gates.

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive replacement end markets throughout the world. The business is comprised of four operating segments:

•	Gates North America;

•	Gates Europe, Middle East & Africa (‘Gates EMEA’);

•	Gates Asia and the Pacific Regions (‘Gates APAC’);

•	Gates South America

The Aquatic segment manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America. During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. These assets include the businesses comprising the Aquatic segment, which has accordingly been reclassified as a discontinued operation (see note 15 to the Group’s consolidated financial statements).

Three further operating segments, Powertrain, Other I&A and Doors & Windows, are included in continuing operations, but are classified as exited segments. Powertrain, which was sold in Fiscal 2011, specializes in powder metal and engineered powertrain components. The Other I&A businesses, Ideal, Dexter Chassis and Plews, were sold during Fiscal 2011. They manufacture a range of industrial and automotive products including gear clamps, chassis components and automotive lubrication products and repair tools. The Doors & Windows segment comprised a business that was closed during 2009.

The final three operating segments, Sensors & Valves, Dexter and Air Distribution, were sold during Fiscal 2012 and are classified as discontinued operations (see note 15 to the Group’s consolidated financial statements).

Analysis of sales and adjusted EBITDA by operating segment

$ million	Sales			Adjusted EBITDA
	Fiscal 2013	Fiscal 2012*	Fiscal 2011*	Fiscal 2013	Fiscal 2012*	Fiscal 2011*
Continuing operations
Ongoing segments
Gates:
– Gates North America	1,368.6	1,357.9	1,287.3	325.1	304.8	289.4
– Gates EMEA	771.2	733.4	803.3	131.3	116.3	117.2
– Gates APAC	646.4	679.5	708.7	138.3	137.7	147.7
– Gates South America	161.1	152.0	156.7	20.4	14.6	13.0

	2,947.3	2,922.8	2,956.0	615.1	573.4	567.3
Corporate	—	—	—	(55.9)	(58.1)	(59.8)

Total ongoing	2,947.3	2,922.8	2,956.0	559.2	515.3	507.5

Exited segments
– Powertrain	—	—	200.2	(0.4)	(0.7)	28.0
– Other I&A	—	—	163.9	—	—	20.4
– Doors & Windows	—	—	—	(0.4)	(0.2)	(0.8)

Total exited	—	—	364.1	(0.8)	(0.9)	47.6

Total continuing operations	2,947.3	2,922.8	3,320.1	558.4	514.4	555.1

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A) and discontinued operations (see note 15)

Analysis of sales by origin

$ million
	Fiscal 2013	Fiscal 2012*	Fiscal 2011*
US	1,095.3	1,087.2	1,161.9
Rest of North America	304.3	300.7	482.3
UK	88.9	84.8	100.3
Rest of Europe	620.9	593.6	668.3
Asia	593.8	622.0	652.2
Rest of the world	244.1	234.5	255.1

	2,947.3	2,922.8	3,320.1

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Item 4B

Overview of our businesses

Sales by end markets		Sales by destination

    Major products by category

    Gates

Synchronous timing belts

V-belts and V-ribbed belts

Hydraulic hose and couplings

Industrial hose

Engine hose and assemblies

Metal drive components

Accessory belt drive kits

Timing belt kits

    Aquatic

Bathtubs, showers and whirlpools

Industrial replacement	29.2%	North America	46.7%
Industrial first-fit	18.4%	Europe	23.9%
Automotive replacement	33.4%	China	8.4%
Automotive first-fit	19.0%	Rest of Asia	11.6%
		Rest of World	9.4%

	100.0%		100.0%

We discuss below each of our businesses and provide a brief analysis of the end markets to which those businesses sell.

Gates

Key products

Rubber V-belts, synchronous timing belts, tensioners
& idler pulleys, accessory belt drive kits, timing belt
kits, hydraulic hose and hose assemblies, industrial
hose, couplings, adapters and hose services (hose
monitoring and management)

	Number of locations	% of Gates Group adjusted EBITDA	% of ongoing Group Sales	Adjusted EBITDA margin
– North America	62	52.9%	46.4%	23.8%
– EMEA	36	21.3%	26.2%	17.0%
– APAC	32	22.5%	21.9%	21.4%
– South America	6	3.3%	5.5%	12.7%

	136	100%	100%	20.9%

Gates is the world’s leading manufacturer of power transmission products and a premier global manufacturer of fluid power products. We offer a complete portfolio of premium product and service solutions for both replacement and first-fit applications across our targeted end markets, which encompass process and specialty, construction, agriculture, energy, transportation and automotive.

Our power transmission products include rubber belts and the related tensioner and other metal drive components used to efficiently transfer motion in a broad range of industrial and automotive applications. Fluid power products include hoses and fittings designed to withstand high pressure and used in hydraulic applications, industrial fluid transfer and custom design hoses used to convey fluids in engines. Our fluid power products are sold primarily into industrial markets.

Gates is globally positioned, selling to more than 120 countries from its operations in 27 countries and maintains research, development and engineering capabilities worldwide. The business has regional headquarters in the Denver, Colorado, Erembodegem, Belgium, Shanghai, China and Sao Paulo, Brazil. We have a presence in nine European countries and three countries in the Middle East. Our Asian businesses operate from 31 locations, almost half of which are in India and China. As at December 31, 2013, Gates employed approximately 14,000 people around the world.

The primary raw materials we use are rubber materials, steel products and a range of fibers and fabrics, all of which are principally sourced locally.

Pinafore Holdings B.V.

Item 4B

End markets served by Gates

Industrial Markets

Our industrial end markets represent 47% of Gates’ sales for Fiscal 2013. More than 61% of our industrial sales, or 29% of our sales for Fiscal 2013, were generated from products sold to the industrial replacement market. The harsh environments in which our mission-critical products often operate drives our robust replacement business. Our products are generally replaced due to a number of key factors, including normal wear and tear, accelerated replacement to take advantage of labor efficiencies (for example, our parts may be replaced as part of ongoing maintenance to the broader systems in which they are a part of) and risk mitigation as the cost of our components is low relative to the cost of application failure.

We generated 18% of sales for Fiscal 2013 from products sold to the industrial first-fit market. This market is driven by global OEM production volumes across our core end markets. In the developed markets, OEM production volumes are expected to benefit from the continued improvement in industrial production and other end market-specific factors such as increased demand for energy efficient products. In the emerging markets, we expect the first-fit market to benefit from the continued investment in infrastructure and general economic development.

The large, diverse and global nature of the industrial markets we serve provide attractive opportunities for growth. We focus on end markets that we believe have significant addressable growth potential and allow us to leverage our global brand, existing manufacturing capacity and distribution capabilities. The industries in which we operate include construction and agricultural equipment, oil and gas, mining, process and specialty application, and transportation equipment such as trucks, buses, motorcycles and scooters. Our industrial sales and marketing function is organized by specific end-use verticals (which refers to one or more of the industries identified above) in order to provide industry-specific solutions and expertise to customers and to gain insights around customer needs in current and adjacent applications.

Automotive replacement markets

For Fiscal 2013, Gates generated 34% of sales from the automotive replacement market. We are the leading provider of replacement automotive belts globally and we believe we are well-positioned to benefit from favorable end market trends. The size and age of the global car parc are key drivers of our automotive replacement sales. In developed markets, the decline in auto sales during the recent recession has resulted in higher average vehicle age. According to industry sources, the average age of light vehicles in the US stands at a record 11.3 years. In Europe, the average age of light vehicles has followed a similar trend and currently stands at 8.4 years, as measured by ACEA. Additionally, our long-standing presence in emerging markets such as China, India, Eastern Europe and Russia, among others, positions us well to benefit from high growth in these regions as the replacement channels in these regions continue to develop. For example, according to industry sources, the car parc in China is expected to grow by a compound annual growth rate (‘CAGR’) of 12% through 2020. However, in some of these emerging markets, miles driven, a key driver of demand for our replacement products, has remained relatively flat or declined in recent years, and as a result, demand for our replacement products may not grow as quickly as we expect.

Automotive first-fit markets

For Fiscal 2013, Gates generated 19% of sales from the automotive first-fit end market, principally from belts and related metal drive products. Demand for our products in this end market is directly related to vehicle production in the geographic regions where our strategy includes having a more significant automotive first-fit presence. For Fiscal 2013, 86% of our automotive first-fit sales were to customers located outside of North America, primarily in Asia and Europe. A large portion of our automotive first-fit sales are from emerging markets where replacement channels are less developed. We believe our first-fit presence provides high visibility, brand validation, a growing installed base and positions us to benefit from growth in the car parc of emerging markets.

Aquatic (discontinued operation – held for distribution at December 31, 2013)

	Key products Luxury whirlpool baths, acrylic tub/showers and showers
Number of locations	Fiscal 2013 Sales $ million	Fiscal 2013 Adjusted EBITDA $ million
7	132.6	(0.5)

Aquatic is a leading manufacturer of bathtubs and shower enclosures in the US, including an extensive range of luxury whirlpools. The products are sold under the Aquatic brand name primarily through building products wholesalers, home center retailers and specialty distributors. The business operates six active manufacturing plants and distribution warehouses across the US, providing national distribution capabilities. As at December 31, 2013, Aquatic employed approximately 750 people.

The residential end market accounted for 96.7% of Aquatic’s Fiscal 2013 sales, of which 76.4% were made to the new build sector and 23.6% to the repair and remodeling (‘R&R’) sector. The remaining 3.3% of Aquatic’s Fiscal 2013 sales were made to the manufactured housing industry.

The primary raw materials used by the business are resin, gelcoat and fiberglass.

Pinafore Holdings B.V.

Item 4B

End market served by Aquatic

We generated 4.2% of our total Fiscal 2013 sales from the residential construction end market, including the R&R end market segment. Housing starts in 2013 continued to recover and were up 18.3% to 923,000 units, however remained below the 10 year average of 1,154,000 million units (as measured by the US Census Bureau). According to the consensus view of the Bloomberg monthly survey of economists, housing starts are expected to continue to recover and reach approximately 1,096,000 units in 2014 as long-term demographic factors and an expected economic recovery lead to absorption of the remaining excess housing supply.

We believe that demand in the new residential construction end market segment will continue to be driven by:

•	consumer confidence and employment levels;

•	availability of financing along with interest rate stability;

•	on-going population growth and relocation trends; and

•	the level of existing home sales which impact housing inventory levels.

Businesses sold during Fiscal 2012

Air Distribution (discontinued operation – sold in November 2012)

Key products Grilles, registers, diffusers, dampers, commercial/industrial fans and accessories, energy recovery ventilators, louvers and filtration products

During the time it was owned by the Group, Air Distribution was a North American-based manufacturer of products used to distribute, recycle and vent air, which are critical components of Heating, Ventilation and Air Conditioning systems. The Air Distribution businesses designed and manufactured a broad range of products which were marketed under many established and well-known brand names.

On November 9, 2012, the Group completed the sale of its Air Distribution segment for a cash consideration of $1,123.1 million, subject to certain customary post-closing adjustments. Prior to its disposal, the business contributed sales of $783.2 million in Fiscal 2012 and adjusted EBITDA of $109.5 million.

Dexter (discontinued operation – sold in November 2012)

Key products High specification non-drive axles, doors and venting products for trailers and industrial equipment

During the time it was owned by the Group, Dexter was a manufacturer of non-dynamic axles and trailers for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. Dexter sold its products directly to OEMs and through national distributors.

On November 1, 2012, the Group sold Dexter for a cash consideration of $358.6 million, subject to certain customary post-closing adjustments. Prior to its disposal, the business contributed sales of $273.3 million in Fiscal 2012 and adjusted EBITDA of $44.6 million.

Sensors & Valves (discontinued operation – sold in April 2012)

Key products Remote Tire Pressure Monitoring Systems, tire valves and gauges, air-conditioning and injection valves and connectors, industrial valves, inflating gauges, and tire repair pieces.

Sensors & Valves includes the Schrader Electronics and Schrader International businesses.

Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems, an information and safety device that is economically and ergonomically integrated into vehicle electronic information systems. Schrader International manufactures a range of industrial and automotive products including gauges and valves, which are sold mainly in the US and Europe.

Pinafore Holdings B.V.

Item 4B

On April 27, 2012, the Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. The businesses were sold for $519.4 million. This consideration included $14.4 million in relation to a non-controlling equity interest in the acquiring entity, which has been classified as an available-for-sale investment.

The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction as the Group had sold this investment on April 12, 2012 to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Prior to its disposal, the Sensors & Valves operating segment contributed sales of $147.9 million in Fiscal 2012 and Adjusted EBITDA of $21.8 million.

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

Other Industrial & Automotive includes the Ideal, Plews and Dexter Chassis businesses.

The Ideal and Plews businesses manufacture, market and distribute (under a variety of brands) products destined primarily for industrial first-fit and replacement end markets. Ideal is a designer and clamp manufacturer based in the US, selling principally in the US, Mexico and China under a variety of brands. Also based in the US, Plews is a designer, manufacturer and distributor of a broad range of automotive lubrication products and repair tools.

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

Raw materials and energy supplies

During the year ended 2013, we purchased over $1.1 billion of materials and components from outside suppliers. The largest elements of our direct spending consisted of polymers and machined or cast metal components. We procure our raw materials from a variety of suppliers around the world. Generally, we seek to obtain materials in the regions where our products are manufactured to minimize transportation and other costs. As of December 31, 2013, we have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials in excess of those required to meet our production schedules.

We are continually seeking to manage commodity and raw material costs using various strategies, including working with our suppliers to mitigate costs, exploring material substitution opportunities, combining purchase requirements across regions and changing suppliers when appropriate. See “Risk factors—Risks associated with our business—If we are unable to obtain raw materials at favorable prices in sufficient quantities, or at the time we require them, our operating margins and results of operations may be adversely affected.”

Pinafore Holdings B.V.

Item 4B

Seasonality

Sales to industrial OEMs are strongest from October to April for outdoor power equipment and from February to June for agricultural equipment. Equipment sales to the agricultural industry experience moderate seasonality due to crop-related seasonal activities, while sales to the construction industry decline in the summer months followed by a resurgence of activity in the late fall, early winter and spring. The remaining markets served by the Gates business do not exhibit significant seasonal patterns. Sales to automotive OEMs tend generally not to exhibit seasonal patterns, although there are slow-downs in summer and around the calendar year end due to shut-downs in Europe and, to a lesser extent, North America. Sales into the replacement market are generally stronger during the winter months reflecting higher levels of demand for replacement parts for vehicles during those months.

Patents and Trademarks

We maintain a large portfolio of patents and trademarks in the operation of our business. While no individual patent or group of patents, taken alone, is considered critical to our business, collectively our patents and trademarks provide meaningful protection for our products and technical innovations. As of December 31, 2013, our patent portfolio included over 2,500 patents, including several hundred pending patent applications. Our trademark portfolio consists of over 4,000 registered, published and pending trademarks.

Regulations

We are subject to a variety of laws and regulations, including but not limited to those of the United States, that impose requirements that govern many aspects of our operations. These requirements include but are not limited to environmental, health and safety laws and legal requirements that are intended to curtail bribery and corruption.

Our operations, products and properties are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate and clean up contamination, and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health, product safety and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental, health and safety requirements have not been material. However, the failure by us to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Under certain laws and regulations, such as the federal US Superfund law, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. We are currently performing environmental investigations and remediation at a number of former and current facilities in the United States and Canada, as well as another facility in Belgium. We have incurred and will continue to incur costs to investigate and remediate conditions at those sites. We are also incurring costs associated with contamination at approximately twenty offsite waste disposal sites. We have established reserves of $6.7 million at December 31, 2013 with respect to such remediation and other environmental matters. In the future, we may incur similar liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. In addition, we are and may from time to time be subject to personal injury and/or property damage lawsuits alleging damages arising from exposure to hazardous materials associated with our current or former operations, facilities or products. See “Risk Factors” for further discussion.

In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. For example, increasing global efforts to control emissions of carbon dioxide, methane and other greenhouse gases (‘GHG’) have the potential to impact our facilities, products or customers. Certain countries, states, provinces, regulatory agencies and multinational and international authorities with jurisdiction over our operations have implemented, or are in the process of evaluating options, including so-called “cap and trade” systems, to regulate GHG emissions. The stringency of these measures varies among jurisdictions where we have operations. GHG regulation could increase the price of energy and raw materials we purchase, require us to purchase allowances to offset our own emissions, or negatively impact the market for the products we distribute. GHG regulation could also negatively affect our customers, in particular those in the oil and gas industry, which is a key demand driver of our industrial end markets and has been a focus of GHG regulation by the US EPA. These effects of GHG regulation could significantly increase our costs, reduce our competitiveness in a global economy or otherwise negatively affect our business, operations or financial results. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

Pinafore Holdings B.V.

Item 4B

C. Organizational structure

The Company is the parent of a large number of subsidiaries that are organized into two principal business groups managed through a Corporate Center. As at December 31, 2013, the Group’s organizational structure as used for internal reporting is as follows:

A list of the Company’s principal subsidiaries, including their name, country of incorporation and the Group’s ownership interest, is set forth in Exhibit 8.1.

D. Property, plant and equipment

The Group operates from 159 locations in 29 countries across the Americas, Europe, Asia, and Australia. As at December 31, 2013, the carrying amount of the Group’s property, plant and equipment (excluding assets held for sale or distribution) was $623.3 million (December 31, 2012: $693.2 million), of which $2.8 million (December 31, 2012: $2.9 million) related to assets held under finance leases.

Included in property, plant and equipment are land and buildings with a total carrying value of $191.5 million, representing the Group’s owned manufacturing facilities, service centers, distribution centers and offices, which are located in 15 countries throughout the world, predominantly in North America. These 53 owned facilities cover approximately 7.8 million square feet and include 40 manufacturing or service centers (December 31, 2012: 53 facilities covering 8.3 million square feet and include 44 manufacturing or service centers). The Group leases a further 100 locations, which cover 5.3 million square feet and include 36 manufacturing or service centers (December 31, 2012: 102 locations covering 5.2 million square feet and include 38 manufacturing or service centers). The Group continues to improve and replace properties when considered appropriate to meet the needs of its individual operations. There are no individually significant properties that were under-utilized during Fiscal 2013.

Information concerning our continuing operations by region is set forth below.

	As at December 31, 2013		As at December 31, 2012
	Manufacturing or service center locations Number	Sales $ million	Manufacturing or service center locations Number	Sales $ million
North America	35	1,368.6	27	1,357.9
EMEA	23	771.2	24	733.4
APAC and India	15	646.4	17	679.5
South America	3	161.1	3	152.0

Total	76	2,947.3	71	2,922.8

The table below provides an analysis of the geographic spread of the carrying amount of the Group’s property, plant and equipment (excluding assets held for sale or distribution).

	Carrying amount
	$ million	%
US	191.0	30.6%
China	130.0	20.9%
Mexico	51.9	8.3%
Brazil	33.0	5.3%
India	31.4	5.1%
Poland	31.3	5.0%
Spain	27.5	4.4%
UK	19.8	3.2%
France	15.8	2.5%
Japan	15.1	2.4%
Other countries	76.5	12.3%

Total	623.3	100.0%

Pinafore Holdings B.V.

Item 4B

Due to the diverse nature of our business, there is no individual fixed asset or facility at December 31, 2013, the loss of which would have a material adverse impact on our operations, nor are there any environmental issues that may affect our utilization of these assets. There are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect our operations.

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

Item 4A. Unresolved Staff Comments

None.

Pinafore Holdings B.V.

Item 4

Item 5.	Operating and financial review

A. Operating results

Basis of preparation

This section should be read in conjunction with the Group’s consolidated financial statements which have been prepared in accordance with IFRS.

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

The following discussion should be read together with Item 3A ‘Selected historical financial information’, Item 3D ‘Risk factors’, and the Group’s consolidated financial statements, including the related notes, appearing elsewhere in this Report.

Our Business

We are a diversified global engineering and manufacturing group, comprised primarily of the Gates group of businesses. Gates is the world’s leading manufacturer of power transmission belts and a premier global manufacturer of fluid power products. Our highly engineered products are critical components used in diverse industrial and automotive applications where the cost of failure is very high relative to the cost of our products. We offer a complete portfolio of premium product and service solutions for both replacement and first-fit applications across our targeted end markets, which encompass process and specialty, construction, agriculture, energy, transportation, and automotive. Approximately 63% of our Fiscal 2013 sales from continuing operations were generated from the global industrial replacement and automotive replacement end markets, which provide significant earnings resiliency through higher margins. The Gates brand is recognized by distributors, OEMs and installers as the premium brand for quality and technological innovation, a reputation which Gates has built for over a century since its founding in 1911.

We are diversified by product, customer, geography and end market. Our product portfolio consists of over 580,000 stock keeping units, or SKUs, which we believe comprises the broadest range of power transmission belts and fluid power products in the markets we serve. We maintain long-standing relationships with the leading distributors of replacement industrial and automotive parts, as well as OEMs, in every region of the world, with some of our longest customer relationships exceeding 50 years. Our top ten customers represented only 27.0% of our Fiscal 2013 sales from continuing operations. Gates’ products are sold in over 120 countries around the world, with our largest region being North America which represents approximately 47% of our sales for Fiscal 2013. We also have a long-established and growing presence in emerging markets and are well-positioned to capitalize on the growth trends in these regions. In addition to our geographical diversification, we serve a number of diverse industrial markets with exposure to a variety of demand drivers that in aggregate enhance our earnings stability.

We attribute our end market leadership positions to a combination of our brand strength, product quality and breadth, and customer service and support. We generate strong margins by selling highly engineered products at premium prices and running a lean organization with a low-cost footprint. We operate globally and further enhance our margins with a culture of continuous improvement. We are led by an experienced management team that has successfully streamlined our portfolio to focus on our core businesses, and implemented wide-ranging, significant cost-saving restructuring initiatives.

The charts below, representing our continuing operations, highlight the diversity of our end markets and our geographical diversification:

Pinafore Holdings B.V.

Item 5B

Anticipated distribution

During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners These assets, which consist of the Aquatic group of businesses, various parcels of vacant real estate and the Schrader equity instruments acquired in Fiscal 2012 in connection with the sale of the Sensors & Valves segment, have accordingly been classified as assets held for distribution in the Group’s consolidated financial statements. The Aquatic group of businesses, which comprises the Aquatic reporting segment, has additionally been reclassified as a discontinued operation.

Comparative information has been re-presented throughout this document to reflect this reclassification.

Our segments

We distinguish within our continuing operations between those of our operating segments that are ongoing, which we identify as ongoing segments, and those that we have exited but which do not meet the conditions to be classified as discontinued operations, which we identify as exited segments.

As at December 31, 2013, the Group’s only ongoing business is Gates. Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive replacement end markets throughout the world. The business is comprised of four operating segments: Gates North America, Gates EMEA, Gates APAC and Gates South America.

During the periods under review, we reported three exited segments within continuing operations: the Powertrain segment, which was sold on August 2, 2011; the Other I&A segment, comprising the Plews, Dexter Chassis and Ideal businesses (which were sold in April 2011, August 2011 and October 2011, respectively); and the Doors & Windows segment, which was closed during Fiscal 2009.

Additional information on our operating segments may be found in Item 4B ‘Business overview’.

Highlighting the diversity of the end markets in which Gates operates, our Fiscal 2013 sales analyzed by end market were as follows:

$ million	Industrial replacement	Industrial first-fit	Automotive replacement	Automotive first-fit	Total
Gates:
– Gates North America	454.1	307.2	528.5	78.8	1,368.6
– Gates EMEA	204.4	93.7	282.5	190.6	771.2
– Gates APAC	140.1	108.7	129.2	268.4	646.4
– Gates South America	63.1	32.9	43.9	21.2	161.1

	861.7	542.5	984.1	559.0	2,947.3

The percentage changes in the Group’s sales from ongoing segments by end market from Fiscal 2012 to Fiscal 2013 were as follows:

% change	Industrial replacement	Industrial first-fit	Automotive replacement	Automotive first-fit	Total
Gates:
– Gates North America	(0.3%)	(1.4%)	4.0%	(4.6%)	0.8%
– Gates EMEA	4.0%	0.1%	9.5%	2.9%	5.2%
– Gates APAC	(6.2%)	(3.3%)	2.2%	(7.9%)	(4.9%)
– Gates South America	10.1%	22.3%	1.4%	(13.5%)	6.0%

	0.3%	(0.4%)	5.2%	(4.2%)	0.8%

Excluding the $26.2 million adverse impact of currency translation rate movements, Gates’ sales would have increased by 0.1% compared with Fiscal 2012. This impact was concentrated in Gates APAC (which would otherwise have reported a decrease in sales of 0.6% rather than a decrease of 4.9%).

Industry trends

All references below to Fiscal 2013 sales relate to continuing operations only.

During Fiscal 2013, the industrial markets accounted for 47.6% of sales, with 29.2% to the industrial replacement market and 18.4% to the industrial first-fit market.

US industrial production, as measured by the US Federal Reserve Industrial Production index, remained relatively flat during 2013 and in December was 3.7% higher than December 2012. Year-on-year growth as measured by the European industrial production index improved during 2013, rising from a low of -2.9% in February 2013 to a peak of 3.0% at the end of November 2013. Industrial markets in Asia remained stable, with industrial production in China growing by 9.7% year-on-year in December 2013 compared with 10.3% for December 2012 (as measured by the National Bureau of Statistics of China). Growth improved during the second half of 2013, rising to 10.3% in October from lows of 8.9% in March and June. Sales to the industrial markets in North America, Europe and Asia accounted for 26.1%, 8.2% and 7.3% respectively of the Group’s sales in Fiscal 2013.

The automotive replacement end market comprised 33.4% of sales in Fiscal 2013, more than half of which were in North America. In the US, miles driven, a key driver of vehicle repair, was down by 0.1% in the year to November 2013 compared with the corresponding period in 2012 having grown year-on-year during most months in 2013. The average price of gasoline (another factor influencing the amount of spending on car maintenance) was 2.8% lower for 2013 compared with 2012, falling in the later part of the year, but still standing 0.9% higher as at the end of December 2013 compared with December 2012. Sales to the automotive replacement end market in North America, Europe and Asia accounted for 18.1%, 9.2% and 3.7% respectively of the Group’s sales in Fiscal 2013.

Pinafore Holdings B.V.

Item 5B

The automotive first-fit market accounted for 19.0% of Group sales in Fiscal 2013. For 2013 as a whole, global production volumes were up by 3.6% compared with 2012, with volumes in North America up by 4.9%, Europe up by 0.2%, China up by 13.9% and Japan/Korea down by 3.4% compared with 2012. Sales to the automotive first-fit market in North America, Europe and Asia accounted for 2.6%, 6.5% and 9.0%, respectively of the Group’s sales in Fiscal 2013.

Residential construction in North America accounted for 4.2% of the Group’s sales in Fiscal 2013. The US residential construction market continues to improve, with housing starts in 2013 reaching 923,000 units, 18.3% higher than in 2012. Housing inventories, at 5.0 months for new homes and 4.6 months for existing homes, have now reached levels which suggest that new construction should be initiated.

Fiscal 2013 results compared with Fiscal 2012 results

Unless otherwise indicated, all commentary in this section is for continuing operations.

Group summary

$ million, unless otherwise stated
	Fiscal 2013	Fiscal 2012*
Continuing operations
Sales	2,947.3	2,922.8
Cost of sales	(1,832.8)	(1,871.0)

Gross profit	1,114.5	1,051.8
Distribution costs	(322.1)	(319.9)
Administrative expenses	(462.4)	(513.7)
Transaction costs	(3.5)	—
Impairments	(2.4)	(3.1)
Restructuring costs	(23.9)	(26.1)
Net loss on disposals and on the exit of businesses	(0.2)	(0.6)
Share of profit of associates	0.3	0.4

Operating profit	300.3	188.8

Interest expense	(133.3)	(208.3)
Investment income	2.1	2.9
Other finance income/(expense)	5.9	(73.6)
Net finance costs	(125.3)	(279.0)

Loss before tax	175.0	(90.2)
Income tax benefit	(39.2)	74.3

Loss for the period	135.8	(15.9)

Adjusted EBITDA	558.4	514.4
Adjusted EBITDA margin (%)	18.9%	17.6%

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Sales

Sales in Fiscal 2013 were $24.5 million higher at $2,947.3 million, compared with sales of $2,922.8 million in Fiscal 2012. The Group achieved strong sales growth in the automotive replacement end market, particularly in Europe and North America, driven primarily by higher volumes. This growth was partially offset by an adverse impact of movements in average currency translation rates of $26.2 million, principally the Japanese Yen in Gates APAC segment and also by weak demand in the automotive first-fit market across most regions. Excluding the movements in average currency translation rates, Fiscal 2013 sales were $50.7 million higher than in Fiscal 2012.

Gates’ overall sales increase was attributable to growth in all regions with the exception of Gates APAC, which decreased by $33 million compared with Fiscal 2012. Gates EMEA improved by $37.8 million and Gates North America grew $10.7 million, both of which were driven by higher sales volumes in the automotive replacement end market. In addition Gates South America was $9.1 million higher in Fiscal 2013 compared with Fiscal 2012, due primarily to higher industrial end market sales volumes. Overall, Gates’ sales to the replacement end markets grew by $51.5 million, particularly driven by an increase in sales volumes across all regions with the exception of Asia.

Cost of sales

Cost of sales in Fiscal 2013 was $1,832.8 million, compared with $1,871.0 million in Fiscal 2012. This decrease of 2.0% was driven primarily by lower material costs of $27.1 million ($1,166.5 million in Fiscal 2013 compared to $1,193.6 in Fiscal 2012). The lower material costs are attributable to continuous improvement initiatives in our manufacturing processes and lower material costs resulting from lower commodity prices and the benefits of our procurement and strategic sourcing initiatives. These benefits resulted in approximately $48 million of lower costs compared to Fiscal 2012, primarily driven by lower Nitrile butadiene rubber (NBR) costs of approximately 17% and Ethylene Propylene Synthetic Rubber (EPDM) costs of approximately 14% compared to Fiscal 2012. Partially offsetting this decrease were higher volumes of $36.8 million. Excluding the movements in currency translation rates, Fiscal 2013 cost of sales were $18.6 million lower than in Fiscal 2012.

Gross profit

Gross profit for Fiscal 2013 was $1,114.5 million, compared with $1,051.8 million in Fiscal 2012. Our gross profit margin for Fiscal 2013 was 37.8%, up 1.8% from 36.0% in Fiscal 2012, due principally to our lower cost of sales and higher sales volumes.

Pinafore Holdings B.V.

Item 5B

Distribution costs

Distribution costs, which tend to move in proportion to sales, were $322.1 million in Fiscal 2013, compared with $319.9 million in Fiscal 2012. Fiscal 2013 distribution costs as a percentage of sales were broadly stable at 10.9% compared with the prior year.

Administrative expenses

Administrative expenses in Fiscal 2013 were $462.4 million, compared with $513.7 million in Fiscal 2012. The 10% decrease in administrative expenses in Fiscal 2013 compared with Fiscal 2012 was due to a combination of the benefit of cost reduction and expense management initiatives (primarily related to executive headcount reduction) and a decrease in the charge relating to share-based incentives of $24.8 million (due largely to the vesting of a number of tranches of awards in September 2013). In addition Fiscal 2012 includes a non-recurring $22.7 million charge in relation to amounts payable to holders of certain options over B Shares in compensation for the adverse impact of the return of capital on the value of those options.

Transaction costs

Transaction costs of $3.5 million were recognized during Fiscal 2013 in relation to fees incurred to position the Company, or a direct or indirect parent company of the Company, to become a public company. No transaction costs were recognized during Fiscal 2012.

Impairments

In Fiscal 2013, the Group recognized $2.4 million of impairments, $1.7 million of which was in relation to property, plant and equipment as a result of the closure of the plant in Ashe County, North Carolina within Gates North America. Also included in impairments in Fiscal 2013 was an amount of $0.3 million recognized in relation to a vacant property in the US that is no longer required by the Group for its manufacturing operations. In Fiscal 2012, the Group recognized impairments of $3.1 million, $2.7 million of which was in relation to the closure of the Charleston plant within Gates North America.

Restructuring costs

Restructuring costs in 2013 were $24.0 million, including $11.2 million recognized during the second half of 2013 in respect of the closure of our facility in Ashe County, North Carolina. This project is expected to be largely completed during the first quarter of 2014, with production transferred to our Siloam Springs, Arkansas and Toluca, Mexico facilities, enhancing our overall efficiency. Restructuring costs for 2013 also include $5.2 million in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado. An additional $5.0 million has been recognized during the year in respect of business and executive severance and reorganization costs, largely in Gates North America.

During Fiscal 2012, restructuring costs amounting to $26.1 million were recognized in continuing operations, of which $11.3 million related to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across the Gates businesses. A further $5.1 million, comprising primarily of severance costs, was incurred on business and executive reorganization in North America. Also during Fiscal 2012, costs of $5.6 million were incurred in relation to the closure of the Charleston plant within Gates North America.

Net gain on disposals and on the exit of businesses

During Fiscal 2013, the Group recognized a net loss of $0.2 million in relation to losses of $2.0 million arising from movements in environmental, restructuring and workers’ compensation reserves relating to businesses disposed of in prior years, partially offset by gains totaling $1.8 million in relation to the disposal of non-operating property, plant and equipment.

During Fiscal 2012, the Group recognized a net loss of $0.6 million in relation to the disposal of businesses in Fiscal 2011.

Operating profit

Operating profit in Fiscal 2013 was $300.3 million, compared with $188.8 million in Fiscal 2012.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2013 was $558.4 million, compared with $514.4 million for Fiscal 2012. Excluding the adverse impact of movements in average currency translation rates of $2.0 million, adjusted EBITDA grew across all regions by $46 million in total. This underlying increase was driven by higher volumes resulting in $21.5 million of EBITDA growth and the benefits from the Group’s restructuring and cost-saving initiatives of approximately $51 million. Offsetting these improvements were lower selling prices of $4.8 million, mainly in Europe and Gates APAC and increased labor-related costs of $15.7 million across all regions.

The adjusted EBITDA margin was up slightly at 18.9%, compared with 17.6% in Fiscal 2012.

A reconciliation of operating profit to adjusted EBITDA for each of the periods under review and for each of the Group’s continuing segments, and the calculation of the Adjusted EBITDA margin, is presented under the heading ‘Non-GAAP measures’ on page 49.

Pinafore Holdings B.V.

Item 5B

Interest expense

The interest expense for Fiscal 2013 was $133.3 million, compared with $208.3 million for Fiscal 2012. Our interest expense may be analyzed as follows:

$ million
	Fiscal 2013	Fiscal 2012*
Borrowings:
– Interest on bank overdrafts	0.1	0.1
– Interest on bank and other loans:
Term loans	82.8	104.8
Other bank loans	2.7	2.7
Second Lien Notes	40.9	76.2
2015 Notes	1.1	1.4

	127.6	185.2
Interest element of finance lease rentals	—	0.2
Net (gain)/loss on financial liabilities held at amortized cost	(1.2)	15.9
Other interest payable	6.9	7.0

	133.3	208.3

*	Restated (see note 3A)

The decrease in interest expense during Fiscal 2013 compared with Fiscal 2012 was due largely to the repayments, including prepayments and redemptions, during Fiscal 2012 of a total of $0.9 billion of borrowings under the term loans and Second Lien Notes, as discussed under Item 5B ‘Liquidity and capital resources’.

During Fiscal 2013 and Fiscal 2012, the Group changed its estimates of the future cash flows relating to certain of its borrowings that are held at amortized cost. The changes were driven primarily by the impacts of the various debt reductions made during the current period and expected to be made in future periods. As a result of these changes and certain other adjustments relating to the Group’s borrowings, the amortized cost of the affected borrowings decreased by $1.2 million (Fiscal 2012: increased by $15.9 million) and a corresponding gain was recognized in interest expense.

Investment income

Investment income for Fiscal 2013 was $2.1 million, compared with $2.9 million for Fiscal 2012. The decrease in investment income during Fiscal 2013 compared with Fiscal 2012 was due primarily to the lower average balances of cash held during the period compared with Fiscal 2012. Investment income may be analyzed as follows:

$ million
	Fiscal 2013	Fiscal 2012*
Interest on bank deposits	1.9	2.3
Other interest receivable	0.2	0.6

	2.1	2.9

*	Restated (see note 3A)

Other finance income/(expense)

Other finance income for Fiscal 2013 was $5.9 million, compared with other finance expense of $73.6 million for Fiscal 2012. Our other finance income/(expense) may be analyzed as follows:

$ million
	Fiscal 2013	Fiscal 2012*
Gain/(loss) on embedded derivatives	11.9	(5.4)
Currency translation gain on hedging instruments	3.8	2.6
Costs incurred on prepayment of borrowings	(3.5)	(63.9)
Net interest recognized in respect of post-employment benefits	(6.3)	(6.9)

	5.9	(73.6)

*	Restated (see note 3A)

As discussed under Item 5B ‘Liquidity and capital resources’, during Fiscal 2013 and 2012, the Group made repayments against the principal amounts outstanding under certain of its debt facilities. In Fiscal 2012, costs and premiums associated with these repayments totaled $63.9 million, including $59.2 million in relation to the tender offer completed in July 2012; $4.5 million of this $59.2 million was capitalized as an increase to deferred financing costs. During both Fiscal 2013 and Fiscal 2012, the costs incurred on prepayment of borrowings included a premium of $3.5 million paid in respect of the 103% call option exercised in full by the Group in relation to the Second Lien Notes.

In addition, the Group recognized a net gain of $11.9 million during Fiscal 2013 in relation to the movement in the fair value of the embedded interest rate floor derivatives, compared with a net loss of $5.4 million recognized during Fiscal 2012.

Pinafore Holdings B.V.

Item 5B

Income tax expense

During Fiscal 2013, the income tax expense attributable to continuing operations was $39.2 million (Fiscal 2012: benefit of $74.3 million) on a profit before tax of $175.0 million (Fiscal 2012: loss before tax of $90.2 million).

Our effective tax rate for Fiscal 2013 was affected by our global mix of earnings, the utilization of U.S. foreign tax credits, as well as the impact of tax incentives available in jurisdictions where we operate to encourage and support manufacturing.

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

Effect of Inflation

Management does not believe that general inflation levels in any of the countries in which it operates have had a material effect on the Group’s financial condition or results of operations during Fiscal 2013, Fiscal 2012, or Fiscal 2011. The specific impact of raw material and other input cost inflation is analyzed as part of our discussion of the year-on-year performance of our continuing operations.

Effect of Foreign Currency

The impact of movements in average currency translation rates on our sales, cost of sales and adjusted EBITDA is analyzed as part of our discussion of the year-on-year performance of our continuing operations. For further discussion of the impact of foreign currency exposure, please see Item 11 ‘Quantitative and Qualitative Disclosures about Market Risk’ and Notes 32 and 33F to the Group’s consolidated financial statements.

Analysis by ongoing operating segment

Gates North America (46.4% of the Group’s Fiscal 2013 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2013	Fiscal 2012*
Sales	1,368.6	1,357.9
Operating expenses	(1,168.1)	(1,190.3)

Operating profit	200.5	167.6

Adjusted EBITDA	325.1	304.8
Adjusted EBITDA margin (%)	23.8%	22.4%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $1,368.6 million (Fiscal 2012: $1,357.9 million), an increase of 0.8% (approximately 0.7% higher excluding movements in average currency translation rates), or $10.7 million compared to the prior year. Sales were lower across all end markets with the exception of the automotive replacement end market, which accounted for 38.6% of Gates North America’s Fiscal 2013 sales and grew by 4.0% (3.8% excluding movements in average currency translation rates) due principally to higher sales volumes in both the US and Canada. Sales to the automotive first-fit market (5.8% of Gates North America’s Fiscal 2013 sales) were lower by 4.7% (3.2% excluding movements in average currency translation rates) and sales to the industrial replacement and first-fit markets which accounted for 33.2% and 22.4% of Gates North America’s Fiscal 2013 sales decreased by 0.3% and 1.5% (0.5% and 1.5% excluding movements in average currency translation rates) respectively, due primarily to weak demand from construction, agriculture and transportation sectors. Overall, changes in volume accounted for $7.8 million of the increase and favorable pricing actions contributed $7.0 million. Currency translation rate movements positively impacted sales by $0.9 million

Operating expenses in our Gates North America segment totaled $1,168.1 million in Fiscal 2013, compared with $1,190.3 million in Fiscal 2012. The principal component of operating expenses was cost of sales.

Fiscal 2013 cost of sales in our Gates North America segment was $805.1 million, compared with $821.0 million in Fiscal 2012. Cost of sales for Fiscal 2013 decreased by $15.9 million (approximately $15.7 lower excluding movements in average currency translation rates) compared with Fiscal 2012, principally due to lower material costs ($546.9 million in Fiscal 2013 compared to $551.9 in Fiscal 2012), attributable primarily to cost-saving initiatives of $16.1 million, particularly related to procurement initiatives, partially offset by higher production volumes of $6.6 million.

In addition to the movements in cost of sales, operating expenses for Fiscal 2013 decreased as a result of lower warranty expenses of $4.7 million compared to Fiscal 2012. In Fiscal 2013, the compensation expense in respect of share-based incentives was $0.9 million compared with $6.5 million in Fiscal 2012. Operating expenses also included depreciation and amortization of $105.5 million for Fiscal 2013, compared to $110.5 million for Fiscal 2012.

Our Gates North America segment recognized an operating profit of $200.5 million for Fiscal 2013, compared with an operating profit for Fiscal 2012 of $167.6 million.

Adjusted EBITDA was $325.1 million (Fiscal 2012: $304.8 million), the increase being largely driven by lower raw material costs resulting from lower commodity prices and the benefits of our procurement initiatives ($16.1 million), higher selling prices of $7.0 million and higher volumes of $6.3 million, partially offsetting the increase were higher labor-related costs of lower absorption of fixed costs on lower production volumes. The adjusted EBITDA margin increased to 23.8% in Fiscal 2013 from 22.4% in Fiscal 2012. See ‘Non-GAAP measures’ on page 49.

Pinafore Holdings B.V.

Item 5B

Gates EMEA (26.2% of the Group’s Fiscal 2013 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2013	Fiscal 2012*
Sales	771.2	733.4
Operating expenses	(683.8)	(670.7)

Operating profit	87.4	62.7

Adjusted EBITDA	131.3	116.3
Adjusted EBITDA margin (%)	17.0%	15.9%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $771.2 million (Fiscal 2012: $733.4 million), an increase of 5.2% (approximately 3.7% higher excluding movements in average currency translation rates) or $37.8 million. Higher volumes and positive movements in average currency translation rates contributed $39.8 million and $11.1 million of the increase respectively. The growth in sales volumes were driven by the automotive and industrial replacement markets which accounted for 36.6% and 26.5% of Gates EMEA’s Fiscal 2013 sales, respectively, and grew by 9.5% and 4.0% (approximately 8% and 2% higher respectively excluding movements in average currency translation rates) year-on-year, driven by strong demand and market share gains throughout the region, particularly in Eastern Europe and the Middle East. Sales to the industrial first-fit market, which accounted for 12.2% of Gates EMEA’s Fiscal 2013 sales, were broadly stable with 0.1% growth (approximately 1% lower excluding movements in average currency translation rates), driven by weak demand for fluid power products within the construction sector. Sales to the automotive first-fit market (24.7% of Gates EMEA’s Fiscal 2013 sales) grew by 2.8% (approximately 2% excluding movements in average currency translation rates) due to higher volumes of $2.9M driven by strong OES demand. Overall, negative pricing impacts accounted for $17.1 million, compared to Fiscal 2012

Operating expenses in our Gates EMEA segment totaled $683.8 million in Fiscal 2013, compared with $670.7 million in Fiscal 2012. The principal component of operating expenses was cost of sales.

Fiscal 2013 cost of sales in our Gates EMEA segment was $493.1 million, compared with $482.7 million in Fiscal 2012. This 2.2% increase (approximately 0.6% increase excluding movements in average currency translation rates) was due primarily to higher material costs ($370.1 million in Fiscal 2013 compared to $359.3 in Fiscal 2012), driven by higher production volumes ($22.7 million), partially offsetting the increase were the benefits of procurement and cost-saving initiatives of $6.9 million).

In addition to the movements in cost of sales, operating expenses for Fiscal 2013 included compensation expense in respect of share-based incentives of $0.5 million, compared with $3.4 million for Fiscal 2012. Restructuring costs in Fiscal 2013 benefited operating expenses by $2.7 million, compared with Fiscal 2012, and related primarily to reductions in restructuring costs for executive severance. This decrease was partially offset by higher labor-related administrative costs of $4 million, compared with Fiscal 2012.

Our Gates EMEA segment recognized an operating profit of $87.4 million for Fiscal 2013, compared with an operating profit for Fiscal 2012 of $62.7 million.

Adjusted EBITDA was $131.3 million, compared with $116.3 in Fiscal 2012 as higher material costs resulting from higher volumes were largely offset by the benefits of procurement and cost-saving initiatives ($8.6 million). Overall, growth due to higher volumes was $13.6 million which was offset by negative pricing impacts of $17.1 million. Positive impacts related to average currency translation rates accounted for $2 million of the increase. The adjusted EBITDA margin grew from 15.9% in Fiscal 2012 to 17.0% in Fiscal 2013. See ‘Non-GAAP measures’ on page 49.

Gates APAC (21.9% of the Group’s Fiscal 2013 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2013	Fiscal 2012*
Sales	646.4	679.5
Operating expenses	(560.4)	(609.8)

Operating profit	86.0	69.7

Adjusted EBITDA	138.3	137.7
Adjusted EBITDA margin (%)	21.4%	20.3%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $646.4 million compared with $679.5 million in Fiscal 2012, a decrease of 4.9% (approximately 1% lower excluding movements in average currency translation rates). The decline in sales is largely attributable to the adverse impact of average currency translation rates which decreased Fiscal 2013 sales by $29.2 million, compared to Fiscal 2012, primarily driven by the Japanese Yen. Gates APAC’s sales declined in both the automotive and industrial first-fit markets which accounted for 41.5% and 16.8% of Gates APAC’s Fiscal 2013 sales, respectively, and decreased by 7.8% and 3.3% (approximately 3% lower and 3% higher excluding movements in average currency translation rates) respectively, driven by weak end market conditions, principally in Japan and China. Sales to the industrial replacement market (21.7% of Gates APAC’s Fiscal 2013 sales) declined 6.3% (approximately 2% lower excluding movements in average currency translation rates) due to lower sales volumes in Singapore and Australia. Gates APAC’s only market to increase year-on-year was the automotive replacement end market (20.0% of Gates APAC’s Fiscal 2013 sales) which grew by 2.3% (approximately 4% excluding movements in average currency translation rates), driven primarily by growth in the China replacement end market. Overall, changes in volume accounted for a decrease in sales of $1.7 million, with a further $3.1 million of the decline attributed to negative pricing impacts.

Pinafore Holdings B.V.

Item 5B

Operating expenses in our Gates APAC segment totaled $560.4 million in Fiscal 2013, compared with $609.8 million in Fiscal 2012. The principal component of operating expenses was cost of sales.

Fiscal 2013 cost of sales in our Gates APAC segment was $414.6 million, compared with $449.2 million Fiscal 2012. Cost of sales for Fiscal 2013 decreased by $34.6 million (approximately $14.9 million lower excluding movements in average currency translation rates) compared with Fiscal 2012 due to lower material costs ($341.6 million in Fiscal 2013 compared to $372.7 in Fiscal 2012), principally due to lower raw material and other input costs of $18.6 million.

In addition to the movements in cost of sales described above, operating expenses for Fiscal 2013 included restructuring costs of $0.2 million compared with $5.4 million in Fiscal 2012, primarily relating to Project Sierra, depreciation and amortization costs of $51.2 million (Fiscal 2012: $59.2 million) and a decrease in the compensation expense in respect of share-based incentives from $3.4 million in Fiscal 2012 to $0.9 million in Fiscal 2013.

Our Gates APAC segment recognized an operating profit of $86.0 million for Fiscal 2013, compared with an operating profit for Fiscal 2012 of $69.7 million.

Adjusted EBITDA was $138.3 million (Fiscal 2012: $137.7 million), an increase of $0.6 million despite lower sales as lower raw material and other input costs resulting from lower commodity prices and the benefits of our procurement initiatives ($18.6 million) offset negative pricing impacts of $3.1 million, general overhead and labor-related inflation ($5.3 million), and adverse impacts related to average currency translation rates of $4.6 million. The adjusted EBITDA margin accordingly increased from 20.3% in Fiscal 2012 to 21.4% in Fiscal 2013. See ‘Non-GAAP measures’ on page 49.

Gates South America (5.5% of the Group’s Fiscal 2013 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2013	Fiscal 2012*
Sales	161.1	152.0
Operating expenses	(149.3)	(149.2)

Operating profit	11.8	2.8

Adjusted EBITDA	20.4	14.6
Adjusted EBITDA margin (%)	12.7%	9.6%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $161.1 million compared with $152.0 million in Fiscal 2012, an increase of 6.0% (approximately 12% higher excluding movements in average currency translation rates). Sales increased despite the adverse impact of average currency translation rates which negatively impacted Fiscal 2013 sales by $9.0 million, compared to Fiscal 2012. Gates South America’s sales increased across all end markets with the exception of the automotive first-fit market (13.2% of Gates South America’s Fiscal 2013 sales), which declined by 13.5% (approximately 8% excluding movements in average currency translation rates) due to volume reductions decreasing sales by $1.6 million. Sales to the industrial replacement and first-fit markets accounted for 39.1% and 20.4% of Gates South America’s Fiscal 2013 sales, respectively and grew by 10.0% and 22.1% (approximately 16% and 30% higher excluding movements in average currency translation rates), respectively, driven by volume increases of $10.5 million and favorable pricing gains of $5.6 million. Sales to the automotive replacement end market (27.3% of Gates South America’s Fiscal 2013 sales) grew by 1.6% (approximately 8% excluding movements in average currency translation rates), benefitting from increased pricing of $2.9 million. Overall, changes in volume accounted for an increase in sales of $9.0 million, while pricing actions contributed an additional $8.4 million year-on-year.

Operating expenses in our Gates South America segment totaled $149.3 million in Fiscal 2013, compared with $149.2 million in Fiscal 2012. The principal component of operating expenses was cost of sales.

Fiscal 2013 cost of sales in our Gates South America segment was $120.0 million, compared with $118.1 million in Fiscal 2012. Cost of sales for Fiscal 2013 increased 1.6% (approximately 8% higher excluding movements in average currency translation rates) due primarily to higher material costs ($78.0 million in Fiscal 2013 compared to $75.8 in Fiscal 2012) driven by higher production volumes of $5.4 million partially offset by cost-saving and procurement initiatives of $2.9 million.

In addition to the movements in cost of sales, operating expenses were lower as a result of favorable restructuring costs of $0.8 million in Fiscal 2013 compared with Fiscal 2012, as Fiscal 2012 included severance costs arising on reorganizations within the business that did not recur in Fiscal 2013. Operating expenses also included depreciation and amortization of $8.0 million in Fiscal 2013, down from $9.8 million in Fiscal 2012.

Our Gates South America segment incurred an operating profit of $11.8 million for Fiscal 2013, compared with an operating profit for Fiscal 2012 of $2.8 million.

Adjusted EBITDA was $20.4 million (Fiscal 2012: $14.6 million), an increase of $5.8 million. The adjusted EBITDA margin also rose, from 9.6% in Fiscal 2012 to 12.7% in Fiscal 2013. These improvements were driven by higher selling prices of $8.4 million in Fiscal 2013 compared with Fiscal 2012 as well as benefits from cost-saving and procurement initiatives ($3.8 million). See ‘Non-GAAP measures’ on page 49.

Pinafore Holdings B.V.

Item 5B

Corporate

Corporate reported an operating loss of $84.6 million for Fiscal 2013, compared with an operating loss of $113.2 million for Fiscal 2012. In Fiscal 2013, the compensation expense in respect of share-based incentives was $17.1 million compared with $30.3 million in Fiscal 2012. Restructuring costs of $7.0 million, transaction costs of $3.5 million and a gain of $0.7 million on disposals were recognized in Fiscal 2013. Fiscal 2012 includes a non-recurring $22.7 million charge in relation to amounts payable to holders of certain options over B Shares in compensation for the adverse impact of the return of capital on the value of those options.

Corporate incurred an adjusted EBITDA loss of $55.9 million for Fiscal 2013, compared with a loss of $58.1 million for Fiscal 2012.

Analysis of discontinued operating segment

Aquatic

$ million, unless otherwise stated
	Fiscal 2013	Fiscal 2012*
Sales	132.6	114.5
Operating expenses	(134.2)	(129.2)

Operating loss	(1.6)	(14.7)

Adjusted EBITDA	(0.5)	(5.8)
Adjusted EBITDA margin (%)	(0.4%)	(5.1%)

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $132.6 million (Fiscal 2012: $114.5 million), an increase of 15.8%. Aquatic sells primarily to the US residential construction and remodeling markets, which continued to recover year-on-year.

Operating expenses in our Aquatic segment totaled $134.2 million in Fiscal 2013, compared with $129.2 million in Fiscal 2012. The principal component of operating expenses was cost of sales.

Fiscal 2013 cost of sales in our Aquatic segment was $85.8 million, compared with $73.4 million in Fiscal 2012. Increases from higher production volumes and raw material cost inflation were largely offset by cost reductions.

Our Aquatic segment incurred an operating loss of $1.6 million for Fiscal 2013, compared with an operating loss for Fiscal 2012 of $14.7 million.

The segment’s adjusted EBITDA loss for Fiscal 2013 was $0.5 million (Fiscal 2012: loss of $5.8 million), driven by the improved market conditions but also by the inclusion in Fiscal 2012 of a one-time unfavorable revision to its product liability provision of $7.2 million. As a consequence, the adjusted EBITDA margin dropped to negative 0.4% in Fiscal 2013, compared with negative 5.1% in Fiscal 2012. See ‘Non-GAAP measures’ on page 49.

Pinafore Holdings B.V.

Item 5B

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

Group summary

$ million, unless otherwise stated
	Fiscal 2012*	Fiscal 2011*
Continuing operations
Sales	2,922.8	3,320.1
Cost of sales	(1,871.0)	(2,197.1)

Gross profit	1,051.8	1,123.0
Distribution costs	(319.9)	(338.7)
Administrative expenses	(513.7)	(561.5)
Transaction costs	—	(0.6)
Impairments	(3.1)	(0.5)
Restructuring costs	(26.1)	(38.9)
Net (loss)/gain on disposals and on the exit of businesses	(0.6)	60.8
Share of profit of associates	0.4	1.5

Operating profit	188.8	245.1

Interest expense	(208.3)	(276.0)
Investment income	2.9	4.7
Other finance expense	(73.6)	(16.7)
Net finance costs	(279.0)	(288.0)

Loss before tax	(90.2)	(42.9)
Income tax benefit	74.3	12.4

Loss for the period	(15.9)	(30.5)

Adjusted EBITDA	514.4	555.1
Adjusted EBITDA margin (%)	17.6%	16.7%

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Sales

Sales in Fiscal 2012 were $2,922.8 million, compared with sales of $3,320.1 million in Fiscal 2011. During Fiscal 2011, the Group disposed of four businesses: Stackpole (which comprised the Powertrain segment), Plews, Dexter Chassis and Ideal (which together formed the Other I&A segment). These disposals reduced Fiscal 2012 sales by $359.9 million compared with Fiscal 2011. In addition, the Group’s sales for Fiscal 2012 were affected by an adverse movement of approximately $90 million due to changes in average currency translation rates (particularly the Euro, Brazilian Real and Mexican Peso) compared with Fiscal 2011. The acquisition of Du-Tex Inc., completed at the end of October 2011, contributed an additional $17.0 million to Fiscal 2012 sales compared with Fiscal 2011. Excluding these impacts from acquisitions, disposals and movements in currency translation rates, Fiscal 2012 sales were $42.7 million higher than in Fiscal 2011.

This underlying increase in sales was driven by higher selling prices, particularly in the industrial replacement and automotive replacement end markets, and almost entirely in North America. Sales volumes in our ongoing segments were broadly flat, as difficult trading conditions in Europe and Asia offset strong volume growth in North America.

Gates’ sales in Fiscal 2012 were $34.5 million higher compared with Fiscal 2011, after adjusting for the impact of acquisitions and currency translation rates. This growth was focused in Gates North America, which increased by $65.2 million compared with Fiscal 2011 due primarily to growth in the industrial end markets. Pricing and volume improvements contributed relatively equally to this growth. Volume decreases in Europe ($18.8 million, concentrated in the automotive end markets) and Asia ($22.2 million, primarily in the Japanese automotive and industrial first-fit end markets) partially offset this North American growth. Overall, Gates’ sales to the industrial end markets, particularly the industrial replacement end market, grew by $42.0 million across all regions, except for Japan and India. This growth was partially offset by a decrease of $12.4 million in sales to the automotive first-fit end market, driven by lower vehicle production in Europe and Japan.

Pinafore Holdings B.V.

Item 5B

Cost of sales

Cost of sales in Fiscal 2012 was $1,871.0 million, compared with $2,197.1 million in Fiscal 2011. This decrease of 14.8% (approximately 12.2% lower excluding movements in average currency translation rates) was driven by a $307.8 million impact from the disposal of businesses during Fiscal 2011. In addition, increased raw material costs of $41.2 million, combined with higher volumes of $20.4 million (including $11.5 million from the acquisitions in Fiscal 2011) were largely offset by benefits of $45.0 million arising from the Group’s efficiency and cost reduction initiatives. Excluding the movements in currency translation rates, Fiscal 2012 cost of sales were $267.1 million lower than in Fiscal 2011.

Gross profit

The gross profit for Fiscal 2012 was $1,051.8 million, compared with $1,123.0 million in Fiscal 2011. Our gross profit margin for Fiscal 2012 was 36.0%, up from 33.8% in Fiscal 2011, due principally to the disposal of lower-margin businesses in Fiscal 2011.

Distribution costs

Distribution costs, which tend to move in proportion to sales, were $319.9 million in Fiscal 2012, compared with $338.7 million in Fiscal 2011. Fiscal 2012 distribution costs as a percentage of sales were higher at 10.9% compared with 10.2% in the prior year. Excluding the impact of the Fiscal 2011 disposals, the Fiscal 2011 percentage would have been 11.4%. The slight increase from Fiscal 2011 to Fiscal 2012 for the ongoing segments was largely attributable to higher freight costs.

Administrative expenses

Administrative expenses in Fiscal 2012 were $513.7 million, compared with $561.5 million in Fiscal 2011. The decrease in administrative expenses in Fiscal 2012 compared with Fiscal 2011 was due principally to the decrease in the charge relating to share-based incentives ($34.3 million) and the impact of disposals during Fiscal 2011 ($25.8 million), partially offset by the payment of $22.7 million to holders of certain options over B Shares in compensation for the adverse impact of the return of capital on the value of those options.

Transaction costs

No transaction costs were recognized during Fiscal 2012. In Fiscal 2011, costs of $0.6 million were recognized, largely in respect of the acquisition in October 2011 of Du-Tex Inc.

Impairments

In Fiscal 2012, the Group recognized impairments of $3.1 million, $2.7 million of which was in relation to the closure of the Charleston plant within Gates North America.

During Fiscal 2011, the Group recognized an impairment of $0.5 million in relation to vacant land previously used by one of its exited businesses.

Restructuring costs

During Fiscal 2012, restructuring costs amounting to $26.1 million were recognized in continuing operations, of which $11.3 million related to Project Sierra. A further $5.6 million of restructuring costs were incurred in relation to the closure of the Charleston plant within Gates North America. Also during Fiscal 2012, $5.1 million of severance and related costs were incurred on business and executive reorganizations, primarily in North America.

Restructuring costs in Fiscal 2011 were $38.9 million principally in relation to Project Sierra. These costs were partially offset by the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division of Stackpole, which comprises the Powertrain operating segment, following the recovery in the demand for its products.

Net gain on disposals and on the exit of businesses

During Fiscal 2012, the Group recognized a net loss of $0.6 million in relation to the disposal of businesses in Fiscal 2011. During Fiscal 2011 we recognized a net gain on the disposal and on the exit of businesses of $60.8 million, principally in relation to the sale in October 2011 of the Ideal business.

Operating profit

Operating profit in Fiscal 2012 was $188.8 million, compared with $245.1 million in Fiscal 2011.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2012 was $514.4 million, compared with $555.1 million for Fiscal 2011. The disposal of businesses during Fiscal 2011 reduced adjusted EBITDA compared with Fiscal 2011 by $47.5 million, compounding the adverse impact of movements in average currency translation rates of $12.0 million. Excluding these two factors, and a $4.0 million contribution in Fiscal 2012 from acquisitions made in Fiscal 2011, adjusted EBITDA grew by $11.9 million. This underlying increase was driven by higher selling prices of $38.0 million and the benefits from the Group’s restructuring and cost-saving initiatives of $48.5 million. Offsetting these improvements were higher material costs of $41.2 million, mainly in Europe and North America, increased labor-related costs of $24.2 million, primarily in North America and Asia, and lower volumes across most regions except North America ($8.1 million).

The adjusted EBITDA margin was up slightly at 17.6%, compared with 16.7% in Fiscal 2011.

A reconciliation of operating profit or loss to adjusted EBITDA for each of the periods under review and for each of the Group’s continuing segments, and the calculation of the Adjusted EBITDA margin, is presented under the heading ‘Non-GAAP measures’ on page 49.

Pinafore Holdings B.V.

Item 5B

Interest expense

The interest expense for Fiscal 2012 was $208.3 million, compared with $276.0 million for Fiscal 2011. Our interest expense may be analyzed as follows:

$ million
	Fiscal 2012*	Fiscal 2011*
Borrowings:
– Interest on bank overdrafts	0.1	0.7
– Interest on bank and other loans:
Term loans	104.8	126.7
Other bank loans	2.7	2.7
Second Lien Notes	76.2	109.4
2011 Notes	—	6.2
2015 Notes	1.4	1.5

	185.2	247.2
Interest element of finance lease rentals	0.2	0.2
Net loss on financial liabilities held at amortized cost	15.9	21.2
Other interest payable	7.0	7.4

	208.3	276.0

*	Restated (see note 3A)

The decrease in interest expense during Fiscal 2012 compared with Fiscal 2011 was due largely to the repayments, including prepayments and redemptions, during Fiscal 2011 and Fiscal 2012 of a total of $1.2 billion of borrowings under the term loans and Second Lien Notes. These repayments reduced interest expense by $55.1 million in Fiscal 2012 compared with Fiscal 2011.

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

Investment income

Investment income for Fiscal 2012 was $2.9 million, compared with $4.7 million for Fiscal 2011. The decrease in investment income during Fiscal 2012 compared with Fiscal 2011 was due primarily to lower average levels of cash and cash equivalents held during Fiscal 2012 compared with Fiscal 2011. Investment income may be analyzed as follows:

$ million
	Fiscal 2012*	Fiscal 2011*
Interest on bank deposits	2.3	3.5
Other interest receivable	0.6	1.2

	2.9	4.7

*	Restated (see note 3A)

Other finance expense

Other finance expense for Fiscal 2012 was $73.6 million, compared with $16.7 million for Fiscal 2011. Our other finance expense may be analyzed as follows:

$ million
	Fiscal 2012*	Fiscal 2011*
Loss on embedded derivatives	(5.4)	(7.5)
Currency translation gain on hedging instruments	2.6	4.6
Costs incurred on prepayment of borrowings	(63.9)	(3.8)
Gain on early settlement of loan note receivable	—	1.2
Net interest recognized in respect of post-employment benefits	(6.9)	(11.2)

	(73.6)	(16.7)

*	Restated (see note 3A)

The increase during Fiscal 2012 compared with Fiscal 2011 was principally attributable to a loss of $63.9 million (Fiscal 2011: $3.8 million) recognized on the redemption of certain debt instruments, and a reduction of $2.0 million in the currency translation gain on hedging instruments. These impacts were partially offset by a decrease of $2.1 million in the loss on the movement in the fair value of embedded derivatives.

Pinafore Holdings B.V.

Item 5B

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

In Fiscal 2012, net interest recognized in respect of the Group’s defined benefit and post-employment heath care plans was $6.9 million compared with $11.2 million in Fiscal 2011, the decrease being driven by lower discount rates used in the actuarial valuations.

Income tax expense

During Fiscal 2012, the income tax benefit attributable to continuing operations was $74.3 million (Fiscal 2011: $12.4 million) on a loss before tax of $90.2 million (Fiscal 2011: $42.9 million).

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

Analysis by ongoing operating segment

Gates North America (46.5% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2012*	Fiscal 2011*
Sales	1,357.9	1,287.3
Operating expenses	(1,190.3)	(1,145.0)

Operating profit	167.6	142.3

Adjusted EBITDA	304.8	289.4
Adjusted EBITDA margin (%)	22.4%	22.5%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $1,357.9 million (Fiscal 2011: $1,287.3 million), an increase of 5.5% (approximately 6% higher excluding movements in average currency translation rates), or $70.6 million. Sales were higher across all end markets but in particular the automotive first-fit market, which accounted for 6.1% of Gates North America’s Fiscal 2012 sales and grew by 14.2% (approximately 16% higher excluding movements in average currency translation rates) due principally to $9.0 million of sales to new automotive first-fit programs. Sales to the automotive replacement end market (37.4% of Gates North America’s Fiscal 2012 sales) grew by 1.7% (approximately 3% higher excluding movements in average currency translation rates) and sales to the industrial replacement and first-fit markets (33.5% and 23.0% of Gates North America’s Fiscal 2012 sales respectively) grew by 6.5% and 8.4% (approximately 8% and 9% higher, respectively, excluding movements in average currency translation rates) respectively, driven by strong sales of fluid transfer products, particularly in the first half of 2012, and additional sales of $17.0 million from the acquisition of Du-Tex Inc. in October 2011. Overall, changes in volume accounted for $51.0 million of increased sales, with a further $39.3 million attributed to pricing actions. Currency translation rate movements negatively impacted sales by approximately $11 million.

Operating expenses in our Gates North America segment totaled $1,190.3 million in Fiscal 2012, compared with $1,145.0 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates North America segment was $821.0 million, compared with $768.7 million in Fiscal 2011. Cost of sales for Fiscal 2012 increased by $52.3 million (approximately $58.8 million higher excluding movements in average currency translation rates) compared with Fiscal 2011 driven by higher material costs ($551.9 million in Fiscal 2012 compared to $523.3 million in Fiscal 2011), primarily due to higher volumes (including the impact of acquisitions of $11.5 million), by $15.3 million due to higher raw material and other input costs, particularly carbon black and polymers, and by a further $7.2 million due to labor-related inflation. These increases were somewhat offset by a combination of efficiency improvements and other benefits arising from restructuring projects of $19.2 million.

In addition to the movements in cost of sales, operating expenses for Fiscal 2012 increased by $9.0 million as a result of higher labor-related administrative costs compared with Fiscal 2011, and by a further $5.3 million due to increased warranty expenses, largely relating to updated methods and assumptions for determining the warranty provision. In Fiscal 2012, the compensation expense in respect of share-based incentives was $6.5 million compared with $9.7 million in Fiscal 2011. Restructuring costs in Fiscal 2012 were also lower at $17.8 million compared with $26.8 million for Fiscal 2011, and related principally to costs incurred in relation to the closure of the Charleston plant ($5.6 million) and costs associated with Project Sierra ($5.4 million). An impairment of $2.4 million was recognized by Gates North America in Fiscal 2012 (Fiscal 2011: $0.1 million), also primarily in relation to the Charleston closure.

Our Gates North America segment recognized an operating profit of $167.6 million for Fiscal 2012, compared with an operating profit for Fiscal 2011 of $142.3 million.

Pinafore Holdings B.V.

Item 5B

Adjusted EBITDA was $304.8 million (Fiscal 2011: $289.4 million), the increase being largely volume-driven. Higher selling prices contributed $40.1 million, but were more than offset by a number of cost increases, including raw material inflation of $12.6 million, higher labor-related costs of $16.2 million and increased warranty costs of $5.3 million. The adjusted EBITDA margin decreased to 22.4% in Fiscal 2012 from 22.5% in Fiscal 2011. See ‘Non-GAAP measures’ on page 49.

Gates EMEA (25.1% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2012*	Fiscal 2011*
Sales	733.4	803.3
Operating expenses	(670.7)	(748.9)

Operating profit	62.7	54.4

Adjusted EBITDA	116.3	117.2
Adjusted EBITDA margin (%)	15.9%	14.6%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $733.4 million (Fiscal 2011: $803.3 million), a decrease of 8.7% (approximately 3% lower excluding movements in average currency translation rates) or $69.9 million. Adverse movements in currency translation rates and lower volumes accounted for approximately $50 million and $19.6 million of the decrease respectively. Sales to all markets declined except for the industrial replacement market, where sales were broadly unchanged. Sales to the industrial first-fit market (13.9% of Gates EMEA’s Fiscal 2012 sales) declined year-on-year by 8.8% (approximately 4% lower excluding movements in average currency translation rates) due primarily to the continued weakness in the region’s industrial markets, in addition to the negative exchange rate impact. Sales to the automotive replacement end market, which accounted for 35.2% of Gates EMEA’s Fiscal 2012 sales, declined by 11.3% (approximately 5% lower excluding movements in average currency translation rates) due to an in-sourcing project that reduced our sales by $19.4 million compared with Fiscal 2011, combined with adverse pricing impacts of $5.7 million compared with Fiscal 2011. Sales to the automotive first-fit market (24.2% of Gates EMEA’s Fiscal 2012 sales) declined by 13.6% (approximately 7% lower excluding movements in average currency translation rates) due to lower end market volumes.

Operating expenses in our Gates EMEA segment totaled $670.7 million in Fiscal 2012, compared with $748.9 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates EMEA segment was $482.7 million, compared with $530.2 million in Fiscal 2011. This $47.5 million decrease (approximately 2.5% lower excluding movements in average currency translation rates) was due primarily to lower material costs ($359.3 million in Fiscal 2012 compared to $398.8 in Fiscal 2011), driven by lower production volumes ($32.3 million) and the benefits of cost-saving initiatives offset ($10.2 million).

In addition to the movements in cost of sales described above, operating expenses for Fiscal 2012 included depreciation and amortization of $47.7 million compared with $50.9 million in Fiscal 2011. Also in Fiscal 2012, restructuring costs were $2.5 million compared with $11.0 million for Fiscal 2011.

Our Gates EMEA segment recognized an operating profit of $62.7 million for Fiscal 2012, compared with an operating profit for Fiscal 2011 of $54.4 million.

Adjusted EBITDA was $116.3 million, down when compared with $117.2 million in Fiscal 2011 as higher material costs were largely offset by the benefits of cost-saving initiatives. The disproportionate impact of changes in currency exchange rates on sales compared with costs during Fiscal 2012 resulted in an increase in the adjusted EBITDA margin from 14.6% in Fiscal 2011 to 15.9% in Fiscal 2012. See ‘Non-GAAP measures’ on page 49.

Gates APAC (23.2% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2012*	Fiscal 2011*
Sales	679.5	708.7
Operating expenses	(609.8)	(623.6)

Operating profit	69.7	85.1

Adjusted EBITDA	137.7	147.7
Adjusted EBITDA margin (%)	20.3%	20.8%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $679.5 million compared with $708.7 million in Fiscal 2011, a decrease of 4.1% (approximately 4% lower excluding movements in average currency translation rates). Sales to all end markets declined, driven by weakening end market conditions, particularly in the industrial first-fit markets (16.5% of Gates APAC’s Fiscal 2012 sales) to which our Fiscal 2012 sales were down by 10.6% (approximately 9% lower excluding movements in average currency translation rates) compared with Fiscal 2011. Sales to the industrial replacement markets (22.0% of Gates APAC’s Fiscal 2012 sales) declined by 4.0% (approximately 3% lower excluding movements in average currency translation rates), and sales to the automotive replacement and first-fit end markets (18.6% and 42.9% of Gates APAC’s Fiscal 2012 sales) declined by 2.5% and 2.2% (approximately 2% lower in each market excluding movements in average currency translation rates) respectively. Lower volumes accounted for $32.5 million of the decrease in sales, principally in Japan and Korea, offset partially by continued volume growth of $10.3 million in China. Adverse movements in currency translation rates and the negative impact from pricing actions accounted for approximately $5 million and $2.8 million respectively.

Pinafore Holdings B.V.

Item 5B

Operating expenses in our Gates APAC segment totaled $609.8 million in Fiscal 2012, compared with $623.6 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates APAC segment was $449.2 million, compared with $469.5 million Fiscal 2011. Cost of sales for Fiscal 2012 decreased by $20.3 million (approximately $16 million lower excluding movements in average currency translation rates) compared with Fiscal 2011. This decrease is primarily due to lower material costs ($372.7 million in Fiscal 2012 compared to $392.8 million in Fiscal 2011), due primarily to higher production volumes of $5.7 million compared with Fiscal 2011, but this was more than offset by benefits of $15.3 million from restructuring and cost-saving initiatives, predominantly Project Sierra.

In addition to the movements in cost of sales described above, operating expenses for Fiscal 2012 included restructuring costs of $5.4 million compared with $3.9 million in Fiscal 2011, primarily relating to Project Sierra, depreciation and amortization costs of $59.2 million (Fiscal 2011: $58.1 million) and an increase in the compensation expense in respect of share-based incentives from $0.5 million in Fiscal 2011 to $3.4 million in Fiscal 2012.

Our Gates APAC segment recognized an operating profit of $69.7 million for Fiscal 2012, compared with an operating profit for Fiscal 2011 of $85.1 million.

Adjusted EBITDA was $137.7 million (Fiscal 2011: $147.7 million), a decrease of $10.0 million, which was driven principally by a combination of lower volumes ($14.7 million) and higher raw material costs of $8.4 million. Offsetting these effects were benefits of $15.3 million arising from restructuring initiatives and other cost-saving projects. The adjusted EBITDA margin accordingly declined from 20.8% in Fiscal 2011 to 20.3% in Fiscal 2012. See ‘Non-GAAP measures’ on page 49.

Gates South America (5.2% of the Group’s Fiscal 2012 ongoing sales)

$ million, unless otherwise stated
	Fiscal 2012*	Fiscal 2011*
Sales	152.0	156.7
Operating expenses	(149.2)	(157.4)

Operating profit/(loss)	2.8	(0.7)

Adjusted EBITDA	14.6	13.0
Adjusted EBITDA margin (%)	9.6%	8.3%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $152.0 million compared with $156.7 million in Fiscal 2011, a decrease of 3.0% (approximately 10% higher excluding movements in average currency translation rates). Sales were impacted significantly by adverse currency translation rate movements, which decreased Fiscal 2012 sales by approximately $17 million compared with Fiscal 2011. Sales to all markets declined, with the exception of the industrial replacement market, which grew by 13.2% (approximately 31% higher excluding movements in average currency translation rates) as the effect of a reclassification of $14.4 million of sales from the automotive replacement end market offset the negative impact of volume changes of $1.8 million. Sales to the industrial first-fit market (17.7% of Gates South America’s Fiscal 2012 sales) declined by 11.2% (approximately 1% higher excluding movements in average currency translation rates) due principally to currency movements, particularly the Brazilian Real. Sales to the automotive replacement end market (28.5% of Gates South America’s Fiscal 2012 sales) declined by 2.0% (approximately 6% higher excluding movements in average currency translation rates). Overall, price actions accounted for an increase in sales of $2.1 million, which were more than offset by the impact of lower volumes of $4.0 million.

Operating expenses in our Gates South America segment totaled $149.2 million in Fiscal 2012, compared with $157.4 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

Fiscal 2012 cost of sales in our Gates South America segment was $118.1 million, compared with $122.4 million in Fiscal 2011. Cost of sales for Fiscal 2012 decreased $4.3 million (approximately $9.8 million higher excluding movements in average currency translation rates) due to lower material costs ($75.9 million in Fiscal 2012 compared to $78.7 million in Fiscal 2011) primarily as a result of the strengthening of local exchange rates against the US dollar, particularly in Brazil and Argentina.

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

Our Gates South America segment incurred an operating profit of $2.8 million for Fiscal 2012, compared with an operating loss for Fiscal 2011 of $0.7 million.

Adjusted EBITDA was $14.6 million (Fiscal 2011: $13.0 million), an increase of $1.6 million. The adjusted EBITDA margin also rose, from 8.3% in Fiscal 2011 to 9.6% in Fiscal 2012. These improvements were driven by higher selling prices of $2.1 million in Fiscal 2012 compared with Fiscal 2011, and weaker comparatives in Fiscal 2011 due to a combination of operational inefficiencies at certain of our facilities and legal costs that did not recur in Fiscal 2012. See ‘Non-GAAP measures’ on page 49.

Pinafore Holdings B.V.

Item 5B

Corporate

Corporate reported an operating loss of $113.2 million for Fiscal 2012, compared with an operating loss of $126.4 million for Fiscal 2011. In Fiscal 2012, the compensation expense in respect of share-based incentives was $30.3 million compared with $66.1 million in Fiscal 2011. No restructuring costs were recognized in Fiscal 2012, but costs of $4.1 million were recognized in Fiscal 2011, principally in relation to Project Sierra. These decreases in corporate costs were partially offset by adverse movements in currency exchange rates of $2.5 million. No gain or loss was recognized on disposals in Fiscal 2012, but a gain of $4.8 million was recognized in Fiscal 2011. In addition, Corporate includes a $22.7 million charge in relation to amounts payable to holders of certain options over B Shares in compensation for the adverse impact of the return of capital on the value of those options.

As a result, Corporate incurred an adjusted EBITDA loss of $58.1 million for Fiscal 2012, compared with a loss of $59.8 million for Fiscal 2011.

Analysis of discontinued operating segments

Aquatic

$ million, unless otherwise stated
	Fiscal 2012*	Fiscal 2011
Sales	114.5	106.3
Operating expenses	(129.2)	(157.3)

Operating loss	(14.7)	(51.0)

Adjusted EBITDA	(5.8)	(4.0)
Adjusted EBITDA margin (%)	(5.1)%	(3.8)%

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A)

Sales were $114.5 million (Fiscal 2011: $106.3 million), an increase of 7.7%. Aquatic sells primarily to the US residential construction and remodeling markets, which continued to recover year-on-year.

Operating expenses in our Aquatic segment totaled $129.2 million in Fiscal 2012, compared with $157.3 million in Fiscal 2011. The principal component of operating expenses was cost of sales.

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

Our Aquatic segment incurred an operating loss of $14.7 million for Fiscal 2012, compared with an operating loss for Fiscal 2011 of $51.0 million.

The segment’s adjusted EBITDA loss for Fiscal 2012 was $5.8 million (Fiscal 2011: loss of $4.0 million), driven primarily by the revision to its product liability provision of $7.2 million, which was offset partially by improved sales volumes. As a consequence, the adjusted EBITDA margin dropped to negative 5.1% in Fiscal 2012, compared with negative 3.8% in Fiscal 2011.

Sensors & Valves

During the second quarter of 2011, management began actively seeking prospective buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. We concluded the disposal of the Schrader businesses on April 27, 2012 for a total consideration of $519.4 million, which included $14.4 million in relation to a non-controlling equity interest in the acquiring entity. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction as the Group had sold this investment on April 12, 2012 to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million, which approximated to its carrying value.

Sensors & Valves’ Fiscal 2012 sales for the period up to the date of disposal were $147.9 million (Fiscal 2011: $450.8 million). Automotive first-fit sales comprised 79.2% of the Group’s share of Sensors & Valves’ Fiscal 2012 sales, with a further 15.9% of the Fiscal 2012 sales coming from the automotive replacement end market, particularly from North America and Europe.

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

Pinafore Holdings B.V.

Item 5B

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

Adjusted EBITDA for the period of Fiscal 2012 up to the date of sale was $109.5 million (Fiscal 2011: $103.3 million).

B. Liquidity and capital resources

Treasury responsibilities and philosophy

Our primary liquidity and capital resource needs are for working capital, debt service requirements, capital expenditure, facility expansions and acquisitions. We expect to finance our future cash requirements with cash on hand, cash flows from operations and, where necessary, borrowings under the revolving credit portion of our senior secured credit facilities. Our capital expenditure is limited to $175 million per year under the senior secured credit facilities. We have historically relied on our cash flow from operations and various debt and equity financings for liquidity.

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

An analysis of our exposure to liquidity risk, credit risk and market risk is presented in note 33 to the Group’s consolidated financial statements presented elsewhere in this Report.

Pinafore Holdings B.V.

Item 5B

Cash flow

Cash generated from operations as measured under IFRS was $379.3 million in Fiscal 2013 compared with $514.2 million in Fiscal 2012. Operating cash flow before movements in working capital was $506.9 million compared with $595.7 million in Fiscal 2012, a decrease of $88.8 million that was due largely to the impact of disposals during Fiscal 2012 on the Group’s profitability as measured by adjusted EBITDA. Movements in working capital during Fiscal 2013 gave rise to a further decrease of $46.1 million in cash generated from operations compared with Fiscal 2012.

After net income taxes paid of 95.0 million, compared with $76.2 million in Fiscal 2012, the Group’s net cash inflow from operating activities was $284.3 million, $153.7 million lower than in Fiscal 2012.

Net cash outflow from investing activities was $78.9 million, compared with a net cash inflow from investing activities of $1,849.2 million in Fiscal 2012. Capital expenditure was lower in Fiscal 2013 at $88.2 million, compared with $109.8 million in Fiscal 2012, due primarily to the disposal of businesses in Fiscal 2012. The majority of the cash inflow in Fiscal 2012 related to the disposal of the Air Distribution, Dexter and Sensors & Valves businesses.

Net cash outflow from financing activities was $290.3 million in Fiscal 2013, compared with $2,334.6 million in Fiscal 2012. Bank and other loans to the value of $146.5 million were repaid during Fiscal 2013, compared with $896.3 million during Fiscal 2012. As a result, cash interest paid reduced from $160.0 million in Fiscal 2012 to $100.2 million in Fiscal 2013. In addition, during Fiscal 2012, the Group returned capital of $1,161.9 million to its shareholders. The return of capital and the repayment of borrowings in Fiscal 2012 were funded primarily by the proceeds on disposals of businesses.

Overall, the Group’s net cash and cash equivalents, before the impact of foreign currency translation, decreased by $85.1 million during Fiscal 2013, compared with a decrease of $47.4 million in Fiscal 2012.

Movement in net debt

Management uses net debt, rather than the narrower measure of net cash and cash equivalents which forms the basis for the consolidated cash flow statement, as a measure of the Group’s liquidity and in assessing the strength of the Group’s balance sheet. The components of net debt as at December 31, 2013 and December 31, 2012 are set out under the heading ‘Non-GAAP measures’ in Item 5 ‘Operating and financial review and prospects’.

The table below provides a reconciliation of the opening and closing net debt by analyzing the key cash flow items that drive this movement. Management uses this analysis to better understand the movement in net debt from period to period and to assess the cash performance and utilization of the Group in order to maximize the efficiency with which the Group’s resources are allocated. The analysis also allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt and post-employment benefit obligations and after the cash impacts of acquisitions and disposals.

This table presents the Group’s cash flows in a summarized format that is not in accordance with IFRS and should, therefore, be used in conjunction with, and not as a substitute for, the Group’s consolidated cash flow statement.

$ million	Fiscal 2013	Fiscal 2012*
Opening net debt	(1,481.6)	(2,324.8)

Adjusted EBITDA	557.9	684.5
Change in working capital and provisions	(135.0)	(77.5)
Capital expenditure	(88.2)	(109.8)
Asset disposals	1.4	1.9
Other movements	(0.5)	—

	335.6	499.1
Restructuring cash flows
Restructuring cash outflows	(23.9)	(26.8)
Proceeds on asset disposals arising on restructuring	4.2	7.3

	(19.7)	(19.5)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(98.0)	(157.5)
Premium on redemption of borrowings	(3.5)	(62.6)
Financing costs paid	(2.0)	(5.8)
Net tax paid	(95.0)	(76.2)
Post-employment benefit funding in excess of income statement movement	(26.2)	(45.3)

	(224.7)	(347.4)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	1.6	1,939.5

Total cash flows before distributions	92.8	2,071.7

Return of capital and related compensation payment to management	(1.5)	(1,183.3)
Net cash flows from non-100% owned subsidiaries	(37.8)	(45.6)
Foreign currency movements	(0.3)	1.8
Non-cash movements in net debt	—	(1.4)

Closing net debt	(1,428.4)	(1,481.6)

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Item 5B

During the year, the Group’s net debt decreased by $53.2 million from $1,481.6 million at December 31, 2012 to $1,428.4 million at December 31, 2013. Adjusted EBITDA reduced from $684.5 million in Fiscal 2012 to $557.9 million in Fiscal 2013, driven by the impact of the disposal of businesses during Fiscal 2012. Movements during Fiscal 2013 in working capital and provisions resulted in a net cash outflow of $135.0 million, compared with an outflow of $77.5 million in Fiscal 2012, primarily as a result of the impact of industry-wide extended payment terms to certain North American automotive replacement customers.

Gross capital expenditure in Fiscal 2013 was $88.2 million, of which $35.7 million was spent in North America and $25.9 million was spent in Asia and India. Gross capital expenditure in Fiscal 2012 was $109.8 million, of which $26.2 million was incurred by businesses disposed of during Fiscal 2012. Excluding the proceeds on asset sales arising from restructurings, our net capital expenditure was $107.9 million (Fiscal 2012: $113.4 million).

Cash outflow on restructurings was $19.7 million compared with $19.5 million in Fiscal 2012, net of proceeds on related asset sales of $4.2 million, compared with $7.3 million in Fiscal 2012. In Fiscal 2013, these costs included cash net cash flows of $7.2 million relating to the closure of our facility in Ashe County, North Carolina and the related transfer of production to our Siloam Springs, Arkansas and Toluca, Mexico facilities. An additional $9.4 million was spent in respect of business reorganization and executive severance costs, largely in Gates North America. Also included in net restructuring cash flows in Fiscal 2013 was cash of $1.7 million paid in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado. Restructuring cash flows incurred during Fiscal 2012 related primarily to Project Sierra.

The Group paid net cash interest of $98.0 million, down from $157.5 million in Fiscal 2012 primarily as a result of the prepayments made against borrowings during Fiscal 2012, and the re-pricing of the Term Loans in January 2013. Prepayments of debt made during Fiscal 2013 attracted premiums of $3.5 million, compared with premiums of $62.6 million on prepayments made during Fiscal 2012, primarily in relation to the $475 million Second Lien Note tender offer completed in July 2012.

Tax paid during Fiscal 2013 was $95.0 million, up from $76.2 million in Fiscal 2012.

Contributions paid to post-employment benefit plans reduced in Fiscal 2013 compared with Fiscal 2012, primarily because of the disposal of a number of the Group’s plans in connection with the Air Distribution disposal as well as the improved funding status of certain of the plans.

During Fiscal 2013, the Group recognized a further $1.6 million of net cash inflows in relation to businesses disposed of in previous years. Net cash proceeds of $1,947.3 million were received in Fiscal 2012, primarily in connection with the disposal of the Schrader, Dexter and Air Distribution businesses. These proceeds were used to fund a return of capital of $1,161.9 million and a related $22.7 million compensation payment made to management for the adverse impact of the return of capital on certain share-based incentive awards. As at December 31, 2012, $1.5 million of this compensation payment had not been paid, but was paid during Fiscal 2013.

The Group paid out net cash of $37.8 million to its minority shareholder, Nitta Corporation, comprising dividends paid of $32.9 million and share capital returned of $7.4 million, partially offset by a proportional capital injection of $2.5 million by Nitta Corporation. During Fiscal 2012, cash dividends of $45.6 million were paid to Nitta Corporation.

Borrowings

As at December 31, 2013, the Group’s borrowings principally consisted of two term loans under the senior secured credit facilities and the Second Lien Notes that were used to finance the Acquisition.

The Group’s borrowings as at December 31, 2013 may be analyzed as follows:

$ million	Carrying amount		Principal amount
	As at December 31, 2013	As at December 31, 2012	As at December 31, 2013	As at December 31, 2012
Bank overdrafts	0.8	2.9	0.8	2.9

Bank and other loans:
– Secured
Term Loan A	82.5	92.1	86.2	98.7
Term Loan B	1,258.5	1,241.3	1,328.6	1,344.2
Second Lien Notes	318.7	432.1	330.0	445.0

	1,659.7	1,765.5	1,744.8	1,887.9

– Unsecured
2015 Notes	22.1	21.7	21.8	21.3
Other borrowings	9.2	12.4	9.1	12.4

	31.3	34.1	30.9	33.7

	1,691.8	1,802.5	1,776.5	1,924.5

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 29 to the Group’s consolidated financial statements.

Repayment of debt – Term Loans

Contractual payments

During Fiscal 2013, the Group made contractual quarterly amortization payments of $12.3 million (Fiscal 2012: $16.8 million) against Term Loan A and $13.7 million (Fiscal 2012: $14.6 million) against Term Loan B.

Pinafore Holdings B.V.

Item 5B

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

On July 10, 2013, we gave notice to the holders of the Second Lien Notes of our intention to exercise this option. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2013.

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

As at December 31, 2013, the principal amount outstanding under the Second Lien Notes was $330.0 million (December 31, 2012: $445 million).

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

Effective February 17, 2011, the Group agreed with the providers of the senior secured credit facilities a re-pricing of Term Loan A and Term Loan B and amendments to certain of the covenants attaching to the facilities. For both term loans, the applicable margin for LIBOR was reduced to 3.0% per annum, subject to a 1.25% LIBOR floor, and the applicable margin for base rate was reduced to 2.0% per annum, subject to a 2.25% base rate floor. Management considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $23.4 million and the decrease of $18.1 million in the interest rate floor liability as adjustments to the carrying amounts of the borrowings outstanding under the facilities.

During January 2013, the Group reached an agreement with the providers of the senior secured credit facilities for a further re-pricing of the term loans. For both term loans, the applicable margin for LIBOR was reduced to 2.75% per annum, subject to a 1.0% LIBOR floor, and the applicable margin for base rate was reduced to 1.75% per annum, subject to a 2.0% base rate floor. Management again considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group has recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $2.0 million and the associated decrease of $10.9 million in the embedded interest rate derivatives as adjustments to the carrying amounts of the borrowings outstanding under the facilities, which will be amortized to profit or loss over the term of the related borrowings using the effective interest method.

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

Pinafore Holdings B.V.

Item 5B

Borrowing headroom

As at December 31, 2013, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $50.1 million. Also, the Group had drawn $0.8 million against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $31.0 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $218.1 million, in addition to cash balances of $349.8 million (including collateralized cash of $11.7 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the senior secured credit facilities including two principal financial covenants as defined in the credit agreement that were tested for the first time for the period ended December 31, 2010. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the covenant test period ended December 31, 2013, the ratio was 2.99 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the covenant test period ended December 31, 2013, the ratio was 5.74 times).

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

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the quality of the institutions that hold our deposits. As at December 31, 2013, 89% of our cash balances were held with institutions rated at least A-1 by Standard & Poor’s and P-1 by Moody’s.

As at December 31, 2013, our total cash and investments were $349.8 million (including collateralized cash), compared with $445.5 million as at December 31, 2012, of which $256.9 million (December 31, 2012: $364.1 million) was interest-earning. All interest-earning deposits attract interest at floating rates. Of the total cash and investments balance, $99.7 million (December 31, 2012: $231.7 million) was invested in short-term deposits by our Treasury department, $11.7 million (December 31, 2012: $14.1 million) comprised collateralized cash, primarily $8.3 million (December 31, 2012: $11.7 million) held in escrow as security for the outstanding Loan Note Alternatives, $3.4 million (December 31, 2012: $4.3 million) of which was repaid during Fiscal 2013. A further $83.0 million (December 31, 2012: $88.7 million) of the total cash and investments balance was held in our non-wholly owned Asian subsidiaries, broadly consistent with the prior year. The remaining $155.4 million (December 31, 2012: $110.9 million) of the total cash and investments balance was held in centrally-controlled pooling arrangements and with local operating companies. As at December 31, 2013, $110.3 million (December 31, 2012: $253.6 million) of our cash balance was under the direct control of the Group Treasury.

Interest earned on bank deposits during Fiscal 2013 was $1.9 million (Fiscal 2012: $2.4 million) and as at December 31, 2013, the weighted average interest rate on interest-earning cash balances was 0.5% (December 31, 2012: 0.5%).

Other Assets and Liabilities

Intangible Assets

Goodwill

As at December 31, 2013, the carrying amount of goodwill was $1,306.4 million, compared with $1,326.1 million as at December 31, 2012, the movement being due entirely to changes in currency exchange rates. The majority of the goodwill was recognized on the acquisition of Tomkins in September 2010 and is principally attributable to expected future opportunities to improve sales and margins by further developing Tomkins’ product range and service capabilities (with an emphasis on the growing markets for energy-efficient and environmentally-friendly products), extending the Group’s global presence by further penetrating markets in the emerging economies, and by pursuing performance improvement initiatives. All of the goodwill recognized as at December 31, 2013 and December 31, 2012 is allocated to Gates.

Further details on the accounting for Acquisition are provided in note 40 to the Group’s consolidated financial statements.

During Fiscal 2012, the Group transferred $268.2 million of goodwill to assets held for sale and further reduced goodwill by $13.6 million on finalization of the purchase accounting for Du-Tex, Inc., which was acquired in October 2011.

Other intangible assets

As at December 31, 2012, the carrying amount of other intangible assets was $1,450.6 million. During Fiscal 2013, we recognized additions of $6.3 million in respect of computer software, and incurred amortization of $119.8 million. As at December 31, 2013, the carrying amount of other intangible assets was $1,286.2 million.

Pinafore Holdings B.V.

Item 5B

Property, plant and equipment

As at December 31, 2013, the carrying amount of property, plant and equipment was $623.3 million (December 31, 2012: $693.2 million), including $2.8 million (December 31, 2012: $2.9 million) held under finance leases. During Fiscal 2013, we recognized additions of $82.0 million and incurred a depreciation expense of $95.5 million. Property, plant and equipment with a carrying value of $44.4 million, the majority relating to the Aquatic business, was transferred to assets held for sale or distribution during the year.

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

As at December 31, 2013, the present value of the benefit obligation was $1,104.0 million (December 31, 2012: $1,160.4 million). Excluding the effects of currency exchange rate changes, the obligation decreased by $56.5 million during Fiscal 2013, driven by benefit payments of $82.8 million and net actuarial gains $22.3 million, offset by interest of $43.9 million. As at December 31, 2013, the fair value of the plan assets was $1,078.8 million (December 31, 2012: $1,116.5 million). Excluding currency exchange rate changes, the value of plan assets decreased by $41.1 million during Fiscal 2013. This was driven by benefit payments of $82.8 million, offset by contributions paid of $22.2 million and actual returns on plan assets of $19.4 million. On an actuarial basis, the net deficit in the plan was $25.2 million (December 31, 2012: $43.9 million) but, for accounting purposes, we were unable to recognize surpluses on certain of the plans amounting to $32.0 million (December 31, 2012: $30.3 million). Accordingly, the net pension liability recognized in the Group’s consolidated financial statements was $57.2 million, including $0.4 million in assets held for sale or distribution (December 31, 2012: $74.2 million).

During Fiscal 2013, we contributed $22.2 million (Fiscal 2012: $39.2 million) to the defined benefit plans and expect to contribute approximately $28 million to them during 2014.

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

For some years, our US plans have hedged the interest rate risk implicit in their benefit obligations. As at December 31, 2013, the benefit obligation of the US plans amounted to $498.1 million, of which 94.0% was hedged using a combination of bonds and interest rate swaps with an average duration of 8.9 years.

During January 2013, the Group sold the equity instruments held by its largest defined benefit pension plan, The Gates Group Retirement Plan, for approximately $331 million and unwound all of the interest rate swaps. Fixed income instruments were purchased with the proceeds in order to create an asset portfolio that matches as closely as possible the yield on AA corporate bonds. This has had the effect of both reducing equity risk in the asset portfolio and also improving the extent of the hedge of the liability discount rate.

We estimate that a 0.5% decrease in market interest rates would increase the Group’s benefit obligation by 4.9%, or $54.4 million. Only 9.6% of the benefit obligation of $1,104.0 million as at December 31, 2013 is exposed to future salary increases. We estimate that a 0.5% increase in the salary scale would increase the benefit obligation by $0.1 million.

Unless the benefit obligation is subject to a buy-out or buy-in, it is not practical to mitigate the effects of mortality risk. We estimate that if the average life expectancy of plan members increased by one year at age 65, the benefit obligation would increase by 2.5%, or $28.0 million.

Other benefits

We provide other post-employment benefits, principally health and life insurance cover, to certain of our employees in North America through a number of unfunded plans.

As at December 31, 2013, the liability recognized in respect of these plans was $93.3 million (December 31, 2012: $115.3 million). Excluding the effect of currency exchange rate changes, the liability decreased by $19.7 million during Fiscal 2013, of which $15.1 million resulted from net actuarial gains recognized.

Benefits paid during Fiscal 2013 were $7.9 million (Fiscal 2012: $11.1 million) and we expect to pay approximately $8 million in benefits during 2014.

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

Pinafore Holdings B.V.

Item 5B

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

The Group accounts for post-employment benefits in accordance with IAS 19R ‘Employee Benefits’, whereby the cost of defined benefit plans is determined based on actuarial valuations of the plans that are carried out annually at the Group’s balance sheet date. The actuarial valuations are dependent on assumptions about the future that are made by management on the advice of independent qualified actuaries.

If actual experience differs from these assumptions, there could be a material change in the amounts recognized by the Group in respect of defined benefit plans in the next financial year.

As at December 31, 2013, the present value of the benefit obligation was $1,197.3 million. The benefit obligation is calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligation is calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As at December 31, 2013, the fair value of the plan assets was $1,078.8 million.

The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual return on the plan assets are classified as actuarial gains and losses and are recognized in other comprehensive income. During 2013, the Group recognized a net actuarial gain of $13.8 million. Further actuarial gains and losses will be recognized during the next financial year.

An analysis of the assumptions that will be used by management to determine the cost of defined benefit plans that will be recognized in profit or loss in the next financial year is presented in note 34 to the Group’s consolidated financial statements.

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

As at December 31, 2013, the carrying amount of long-lived assets was $3,215.9 million. Impairment losses may be recognized on these assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the CGUs or the discount rates that are applied to those cash flows. The sensitivity of the carrying amount of goodwill to the key assumptions underlying the value in use calculations is discussed in note 19 to the Group’s consolidated financial statements.

Inventory

Inventories are stated at the lower of cost and net realizable value, with due allowance for excess, obsolete or slow-moving items. Net realizable value is based on current assessments of future demand, market conditions and new product development initiatives. As at December 31, 2013, the carrying value of inventories was $489.0 million, net of allowances of $30.1 million. Should demand for the Group’s products decline during the next financial year, additional allowances may be necessary in respect of excess or slow-moving items.

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

Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis. Historical data trends are used to estimate the liability for unreported incidents. As at December 31, 2013, the workers’ compensation provision amounted to $12.9 million.

Further provision may be necessary within the next financial year if the actual cost of settling claims exceeds management’s estimates.

Pinafore Holdings B.V.

Item 5B

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

As at December 31, 2013, the provision for environmental remediation costs amounted to $6.7 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances affecting the Group’s legal or constructive remediation obligations. The majority of the environmental provisions are currently expected to be utilized during 2014 and 2015, with the remainder estimated to be utilized by 2023.

Product warranties

Provision is made for the estimated cost of future warranty claims on the Group’s products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. As at December 31, 2013, the Group’s provision for warranty claims amounted to $12.8 million. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

The majority of the warranty provisions are expected to be utilized during 2014 and 2015, with the remainder estimated to be utilized within the next five years.

Product liability

Provision is made for the expected costs and liabilities in relation to product liability claims. In establishing such provisions the Group takes into account the relevant facts and circumstances of each matter and considers the advice of its legal and other professional advisers.

As at December 31, 2013, the provision for product liability claims amounted to $10.6 million. The ultimate liability for potential claims may be dependent upon the discovery of facts that are currently uncertain, the outcome of litigation proceedings and possible settlement negotiations.

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

Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognized for all taxable temporary differences but, where there exist deductible temporary differences, management’s judgment is required as to whether a deferred tax asset should be recognized based on the availability of future taxable profits. As at December 31, 2013, the Group recognized net deferred tax liabilities amounting to $419.3 million. Deferred tax assets of $1,087.6 million were not recognized in respect of tax losses carried forward ($1,002.2 million) and tax credits carried forward ($85.4 million). It is possible that the deferred tax assets actually recoverable may differ from the amounts recognized if actual taxable profits differ from management’s estimates.

As at December 31, 2013, the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized was $1,279.6 million. Deferred tax liabilities have not been recognized on these temporary differences because the Group is able to control the timing of their reversal and it is not probable that they will reverse in the foreseeable future. Income tax may become payable on these temporary differences if circumstances change, for example upon the repatriation of assets from the subsidiaries concerned or on the sale or liquidation of one or more of them.

Accounting pronouncements not yet adopted

Recently-issued accounting pronouncements that may be relevant to the Group’s operations but have not yet been adopted are outlined below. Except for IAS 32 ‘Financial instruments: Presentation’ none of these pronouncements have been endorsed for use in the European Union. Management has not yet completed its assessment of these pronouncements and is therefore not currently able to estimate reliably the impact of their adoption on the Group’s results or financial position.

IFRS 9 ‘Financial Instruments’ and subsequent amendments

In November 2009, the IASB issued IFRS 9 which represents the first phase of its replacement of IAS 39 and introduces new requirements for the classification and measurement of financial assets and removes the need to separately account for certain embedded derivatives.

IFRS 9 is effective for annual periods commencing on or after January 1, 2015 with earlier adoption permitted.

Amendments to IAS 32 ‘Financial instruments: Presentation’

In December 2011, the IASB issued amendments to IAS 32 to clarify the application of rules for offsetting financial instruments. The revisions focused on the meaning of “currently has a legally enforceable right of set-off”, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements.

The amendments IAS 32 are effective for annual periods commencing on or after January 1, 2014, on a retrospective basis.

Pinafore Holdings B.V.

Item 5B

‘Improvements to IFRSs 2012’

In December 2013, the IASB issued a collection of minor amendments to standards that address a number of issues, including: clarification of certain definitions relating to share-based payments, contingent consideration in a business combination, aggregation of operating segments, related party disclosures in respect of key management personnel and clarification on aspects of the application of the revaluation method to property, plant and equipment and to intangible assets.

The amendments are effective for annual periods beginning on or after 1 July 2014, but can be applied earlier.

‘Improvements to IFRSs 2013’

Also in December 2013, the IASB issued a further collection of minor amendments to standards as part of its 2011 to 2013 review cycle. These amendments address a number of issues, including: clarification of ‘effective’ IFRSs in the context of first-time adoption of IFRS, scope exclusion from IFRS 3 ‘Business Combinations’ for joint ventures and clarification of the portfolio exception relating to fair value measurement.

The amendments are effective for annual periods beginning on or after 1 July 2014, but can be applied earlier.

Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions’

In November 2013, the IASB issued amendments to IAS 19 to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service.

The amendments to IAS 19 are effective for annual periods beginning on or after July 1, 2014 with earlier application being permitted.

Non-GAAP measures

EBITDA and adjusted EBITDA

EBITDA is a non-GAAP measure that represents profit or loss for the period before the impact of profit or loss from discontinued operations, non-controlling interests, net finance costs, income taxes, depreciation and amortization. We present EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA represents EBITDA before additional specific items that are considered to hinder comparison of the trading performance of our businesses either year-on-year or with other businesses. Adjusted EBITDA is the measure used by the Board to assess the trading performance of our businesses and is therefore the measure of segment profit that we present under IFRS. Adjusted EBITDA is also presented on a consolidated basis (which includes the results of our controlled, but non-100% owned, subsidiaries) because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. When presented on a consolidated basis, adjusted EBITDA is a non-GAAP measure. Management believes that adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our businesses.

During the periods under review, the items excluded from EBITDA in arriving at adjusted EBITDA were:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in relation to business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	compensation paid to share scheme participants for the impact on their awards of the return of capital made during Fiscal 2012.

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

We exclude from adjusted EBITDA those acquisition-related costs that are required to be expensed in accordance with IFRS 3 (Revised 2008) ‘Business Combinations’ and costs associated with major corporate transactions because we do not believe that they relate to the Group’s trading performance. Other items are excluded from adjusted EBITDA because they are individually or collectively material items that are not considered to be representative of the trading performance of our businesses. During the periods under review we excluded restructuring costs that reflect specific actions taken by management to improve the Group’s future profitability; the net gain or loss on disposals and on the exit of businesses; and impairments of goodwill and material impairments of other assets, representing the excess of their carrying amounts over the amounts that are expected to be recovered from them in the future.

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

Pinafore Holdings B.V.

Item 5B

The following table contains reconciliations of the profit for the period to EBITDA and adjusted EBITDA for Fiscal 2013, Fiscal 2012, and Fiscal 2011:

$ million
	Fiscal 2013	Fiscal 2012*	Fiscal 2011*
Profit for the period	136.1	748.6	44.1
Profit for the period from discontinued operations	(0.3)	(764.5)	(74.6)

Profit/(loss) for the period from continuing operations	135.8	(15.9)	(30.5)
Income tax expense/(benefit)	39.2	(74.3)	(12.4)

Profit/(loss) before tax	175.0	(90.2)	(42.9)
Net finance costs	125.3	279.0	288.0

Operating profit	300.3	188.8	245.1
Amortization	118.2	122.6	126.4
Depreciation	90.5	106.3	126.5

EBITDA	509.0	417.7	498.0
Share-based incentives	19.4	44.2	77.9
Transaction costs	3.5	—	0.6
Impairments	2.4	3.1	0.5
Restructuring costs	23.9	26.1	38.9
Net loss/(gain) on disposals and on the exit of businesses	0.2	0.6	(60.8)
Compensation for the impact of the return of capital on share-based incentive scheme awards	—	22.7	—

Adjusted EBITDA	558.4	514.4	555.1

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

The following tables contain reconciliations of the operating profit or loss to the adjusted EBITDA of each of the Group’s continuing operating segments for Fiscal 2013, Fiscal 2012, and Fiscal 2011:

Fiscal 2013

$ million	Operating profit/(loss)	Amortization	Depreciation	Transaction costs	Share-based incentives	Impairments	Net restructuring costs	Net (gain)/loss on disposals and on the exit of businesses	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	200.5	68.4	37.1	—	0.9	1.7	16.3	0.2	325.1
– Gates EMEA	87.4	23.5	19.3	—	0.5	—	(0.2)	0.8	131.3
– Gates APAC	86.0	22.9	28.3	—	0.9	—	0.2	—	138.3
– Gates South America	11.8	2.9	5.1	—	—	—	0.6	—	20.4

	385.7	117.7	89.8	—	2.3	1.7	16.9	1.0	615.1
Corporate	(84.6)	0.5	0.7	3.5	17.1	0.7	7.0	(0.8)	(55.9)

Total ongoing	301.1	118.2	90.5	3.5	19.4	2.4	23.9	0.2	559.2

Exited segments
– Powertrain	(0.4)	—	—	—	—	—	—	—	(0.4)
– Doors & Windows	(0.4)	—	—	—	—	—	—	—	(0.4)

Total exited	(0.8)	—	—	—	—	—	—	—	(0.8)

Total continuing operations	300.3	118.2	90.5	3.5	19.4	2.4	23.9	0.2	558.4

Pinafore Holdings B.V.

Item 5B

Fiscal 2012*

$ million	Operating profit/(loss)	Amortization	Depreciation	Share-based incentives	Impairments	Net restructuring costs	Net (gain)/loss on disposals and on the exit of businesses	Compensation for the impact of the return of capital	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	167.6	68.5	42.0	6.5	2.4	17.8	—	—	304.8
– Gates EMEA	62.7	22.9	24.8	3.4	0.2	2.5	(0.2)	—	116.3
– Gates APAC	69.7	27.6	31.6	3.4	—	5.4	—	—	137.7
– Gates South America	2.8	3.1	6.7	0.6	—	1.4	—	—	14.6

	302.8	122.1	105.1	13.9	2.6	27.1	(0.2)	—	573.4
Corporate	(113.2)	0.5	1.2	30.3	0.4	—	—	22.7	(58.1)

Total ongoing	189.6	122.6	106.3	44.2	3.0	27.1	(0.2)	22.7	515.3

Exited segments
– Powertrain	0.3	—	—	—	—	(1.0)	—	—	(0.7)
– Other I&A	(0.9)	—	—	—	0.1	—	0.8	—	—
– Doors & Windows	(0.2)	—	—	—	—	—	—	—	(0.2)

Total exited	(0.8)	—	—	—	0.1	(1.0)	0.8	—	(0.9)

Total continuing operations	188.8	122.6	106.3	44.2	3.1	26.1	0.6	22.7	514.4

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Fiscal 2011*

$ million	Operating profit/(loss)	Amortization	Depreciation	Share-based incentives	Transaction costs	Impairments	Net restructuring costs	Net (gain)/loss on disposals and on the exit of businesses	Adjusted EBITDA
Continuing operations
Ongoing segments
Gates:
– Gates North America	142.3	67.5	43.9	9.7	0.2	0.1	26.8	(1.1)	289.4
– Gates EMEA	54.4	24.2	26.7	1.3	—	—	11.0	(0.4)	117.2
– Gates APAC	85.1	28.0	30.1	0.5	—	—	3.9	0.1	147.7
– Gates South America	(0.7)	3.5	7.7	—	—	—	2.5	—	13.0

	281.1	123.2	108.4	11.5	0.2	0.1	44.2	(1.4)	567.3
Corporate	(126.4)	0.4	0.4	66.1	0.4	—	4.1	(4.8)	(59.8)

Total ongoing	154.7	123.6	108.8	77.6	0.6	0.1	48.3	(6.2)	507.5

Exited segments
– Powertrain	21.4	1.6	14.7	—	—	—	(9.7)	—	28.0
– Other I&A	70.6	1.2	3.0	0.3	—	—	(0.1)	(54.6)	20.4
– Doors & Windows	(1.6)	—	—	—	—	0.4	0.4	—	(0.8)

Total exited	90.4	2.8	17.7	0.3	—	0.4	(9.4)	(54.6)	47.6

Total continuing operations	245.1	126.4	126.5	77.9	0.6	0.5	38.9	(60.8)	555.1

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP measure that represents adjusted EBITDA expressed as a percentage of sales.

We use adjusted EBITDA margin to measure the success of our businesses in managing their cost base and improving profitability.

	Fiscal 2013	Fiscal 2012*	Fiscal 2011*
Continuing operations
Sales ($ million)	2,947.3	2,922.8	3,320.1

Adjusted EBITDA ($ million)	558.4	514.4	555.1
Adjusted EBITDA margin (%)	18.9%	17.6%	16.7%

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Item 5B

Net debt

Management uses net debt, rather than the narrower measure of net cash and cash equivalents which forms the basis for the consolidated cash flow statement, as a measure of the Group’s liquidity and in assessing the strength of the Group’s balance sheet.

Management analyzes the key cash flow items driving the movement in net debt to better understand that from period to period and to assess the cash performance and utilization of the Group in order to maximize the efficiency with which the Group’s resources are allocated. The analysis of cash movements in net debt also allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt and post-employment benefit obligations and after the cash impacts of acquisitions and disposals.

Net debt represents the net total of:

•	the principal amount of the Group’s borrowings (bank overdrafts and bank and other loans);

•	the carrying amount of finance lease obligations;

•	the carrying amount of cash and cash equivalents and collateralized cash (included in trade and other receivables); and

•	the fair value of the foreign currency derivatives that are held to hedge foreign currency translation exposures.

Net debt for our total operations may be analyzed as follows:

$ million	As at December 31, 2013	As at December 31, 2012
Borrowings:
– Bank overdrafts	(0.8)	(2.9)
– Bank and other loans	(1,775.7)	(1,921.6)

	(1,776.5)	(1,924.5)
Obligations under finance leases	(2.5)	(2.6)

Debt	(1,779.0)	(1,927.1)
Cash and cash equivalents	338.1	431.3
Collateralized cash	11.7	14.2
Foreign currency derivatives	0.8	—

Net debt	(1,428.4)	(1,481.6)

A reconciliation of the carrying amount to the principal amount of the Group’s borrowings is presented in note 29 to the accompanying financial statements.

C. Research and development

Applied research and development is important to our businesses and integral to our leading market positions. We have facilities in the United States, Europe and Japan that focus on the introduction of new and improved products with a particular emphasis on energy efficiency and safety, the application of technology to reduce unit and operating costs and improving services to our customers. Research and development expenditures from continuing operations were $47.2 million for Fiscal 2013, $45.6 million for Fiscal 2012, and $51.4 million for Fiscal 2011.

D. Trend information

When considering the trends affecting the Group, it is important to bear in mind that our sales and earnings base is highly diversified by product, geography, end market and customer. We derive sales from nearly every developed country across the globe and are well-positioned in markets for our industrial and automotive components in most major emerging markets.

Discussion of the market trends affecting the Fiscal 2013 and Fiscal 2012 are discussed under ‘Industry trends’ in Item 5A ‘Operating results’. Our outlook for the end markets in which we operate is discussed below.

Industrial and automotive markets, which accounted for the Group’s continuing sales in Fiscal 2013, are forecast to grow during 2014. The following is a summary of our global outlook for industrial and automotive end markets in 2014:

•

Industrial first-fit and replacement markets are forecast to grow between 2 to 5%. In North America, growth is expected to be between 2% to 3%, and in South America growth is expected to be between 2% to 4%. The economic environment in Europe is improving but remains challenging and we currently expect modest growth of 1% to 2%. Growth in China is expected to slow to between 7% and 9%.

•	We use vehicle production as a measure of the global automotive first-fit markets, which we expect to grow in 2014 by approximately 3.5% to 87 million units.

•	The automotive replacements end markets are forecast to grow at approximately 5%, driven by the growing car parc in Asia.

E. Off-balance sheet arrangements

We have not entered into any transaction, agreement or other contractual arrangement that is considered to be an off-balance sheet arrangement that is required to be disclosed other than operating lease commitments that are analyzed in note 43 to the Group’s consolidated financial statements.

Pinafore Holdings B.V.

Item 6B

F. Tabular disclosure of contractual obligations

The Company’s consolidated contractual obligations and commercial commitments are summarized in the following table which includes aggregate information about the Company’s contractual obligations as at December 31, 2013 and the periods in which payments are due, based on the earliest date on which the Group could be required to settle the liabilities.

Floating interest payments and payments and receipts on interest rate derivatives are estimated based on market interest rates prevailing at the balance sheet date. Amounts in respect of operating leases and purchase obligations are items that the Company is obligated to pay in the future, but they are not required to be included on the consolidated balance sheet.

Contractual obligations

Fiscal 2013		Earliest period in which (payment)/receipt due
	Total $ million	Less than 1 year $ million	1 - 3 years $ million	3 - 5 years $ million	After 5 years $ million

Bank overdrafts and bank and other loans:
– Principal	(1,776.5)	(35.1)	(1,410.8)	(330.3)	(0.3)
– Interest payments(1)(2)	(291.6)	(83.8)	(148.4)	(59.4)	—
Derivative financial instruments:
– Payments(3)	(131.2)	(131.2)	—	—	—
– Receipts(3)	131.5	131.5	—	—	—
Finance leases	(3.5)	(0.4)	(0.8)	(0.8)	(1.5)
Operating leases	(123.0)	(32.1)	(44.3)	(24.5)	(22.1)
Post-employment benefits(4)	(36.0)	(36.0)	—	—	—
Purchase obligations(5)	(38.9)	(31.5)	(7.4)	—	—

Total	(2,269.2)	(218.6)	(1,611.7)	(415.0)	(23.9)

(1)	Future interest payments include payments on fixed and floating rate debt.
(2)	Floating rate interest payments are estimated based on market interest rates and terms prevailing as at December 31, 2013.
(3)	Receipts and payments on foreign currency derivatives are estimated based on forward exchange rates prevailing as at December 31, 2013.
(4)

Post-employment benefit obligations represent the Group’s expected cash contributions to its defined benefit pension and other post-employment benefit plans in 2014. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

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

Item 6B

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management

The directors of the Company (the ‘Directors’) and the executive officers of the Group (the ‘Executive Officers’) as at February 10, 2014 are presented below. The business address for the Directors and Executive Officers is Prins Bernhardplein 200, 1097 JB, Amsterdam, The Netherlands:

Name	Age	Position
Directors
James Nicol	59	Group Chief Executive Officer and Director C
Kosty Gilis	40	Director A
Donald West	76	Director A
Samuel Blaichman	37	Director B
Ryan Selwood	40	Director B
Johan Broekhuis	38	Director C
Edwin Denekamp	43	Director C
Nynke Meijer	40	Director C
Mark Bakker	40	Director C
Ronald Rosenboom	52	Director C

Group executive officers
John Zimmerman	50	Group Chief Financial Officer
Dave Carroll	56	Executive Vice President, Business Development
Thomas Reeve	56	Executive Vice President and General Counsel
Ken Friedman	43	President, Americas
Piergiorgio Brusco	55	President, EMEA
Paul Lee	49	President, APAC

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

Ryan Selwood

Mr. Ryan Selwood currently leads CPPIB’s Direct Private Equity activities in Europe and its direct private equity investments in the financial services sector globally. Prior to joining the CPP Investment Board in July 2006, Ryan was a Vice-President at Merrill Lynch & Co. in the Financial Institutions Group in the Investment Banking Division in New York and Toronto. He currently serves on the boards of Dorna Sports S.L. and AWAS Aviation Capital.

Mark Bakker

Mr. Mark Bakker was appointed as a Director on the Board on December 13, 2013. He also serves as a director of a number of Dutch-based private companies. Mr. Bakker is currently employed as a finance business unit manager with the Intertrust Group (formerly ATC Management B.V.) Previously he worked as a senior financial controller at Morgan Stanley Real Estate, a financial consultant for multiple international businesses, and as an assistant manager at KPMG.

Pinafore Holdings B.V.

Item 6B

Johan Broekhuis

Mr. Johan Broekhuis was appointed as a Director on the Board on October 1, 2011. He also serves as a director of a number of Dutch-based private companies. Mr. Broekhuis is currently employed as a Director of the North American business unit with the Intertrust Group (formerly ATC Management B.V.) Previously he worked as a senior corporate lawyer in a leading international law firm and as an associate in a leading Benelux law firm.

Edwin Denekamp

Mr. Edwin Denekamp was appointed as a Director on the Board on September 1, 2010. Mr. Denekamp is currently employed as senior manager with the Intertrust Group (formerly ATC Management B.V.), which he joined in 2002. He is also a non-executive director of a number of Dutch-based private companies. Previously he worked for another Dutch based corporate service provider.

Roelof Langelaar

Mr. Roelof Langelaar was appointed as a Director on the Board on September 1, 2010. He is also a member of the board of directors of the Intertrust Group (formerly ATC Management B.V.), and a non-executive director of a number of Dutch-based private companies. Mr. Langelaar Joined ATC in 2003. Previously he worked for Rabobank Nederland and ING Bank N.V.

Nynke Meijer

Ms. Nynke Meijer was appointed as a Director on the Board during March 2013. She also serves as a director of a number of Dutch-based private companies. Ms. Meijer is currently employed as a business unit director with the Intertrust Group (formerly ATC Management B.V.) Previously she worked as a supervisor at Deloitte and in the Dutch Royal Air Force.

Ronald Rosenboom

Mr. Ronald Rosenboom was appointed as a Managing Director on the Board on September 1, 2010. Mr. Rosenboom is currently employed as business unit director with the Intertrust Group (formerly ATC Management B.V.), which he joined in 2003. He is also a non-executive director of a number of Dutch-based private companies. Previously he worked nine years for another Dutch-based corporate service provider. His last position was assistant managing director.

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

Ken Friedman

Mr. Ken Friedman has served as our President, Americas since 2012, and is responsible for all business and manufacturing operations in North and South America for the Company. From 2009 to 2012, Mr. Friedman was President of Global Power Transmission and Executive Vice President of Global Operations for the organization. From 1993 to 2009, Mr. Friedman served in a number of key management positions within the Magna International organization, including General Manager of various manufacturing facilities in Mexico.

Piergiorgio Brusco

Mr. Giorgio Brusco has served as our President, EMEA and leads the Company´s regional commercial operations for markets in Europe, the Middle East and Africa (EMEA) since 2012. Mr. Brusco previously served as President of Gates Power Transmission Europe, where he led the Company’s power transmission operations from 2007 to 2011. He has also held other key senior leadership positions within Gates including Vice President, Replacement (Europe) from 2004 to 2007, and President, AOE Hose (Europe) from 2003 to 2004.

Paul Lee

Mr. Paul Lee has served as our President, APAC since 2012, and leads the Company’s regional commercial operations for the Asia Pacific region, including our joint venture operations: Gates Unitta Asia and Gates Winhere. From 2010 to 2012, Mr. Lee led the power transmission operations in Asia as President of the region. He has held other key leadership roles with the Company including serving as Managing Director of The Gates Corporation, Asia from 2001 to 2005.

Pinafore Holdings B.V.

Item 6B

B. Compensation

The table below shows compensation paid or payable to our Directors and Executive Officers who were in office during the periods presented. The individuals designated as Director A and Director B did not receive compensation from us during any of the periods presented below.

	Fiscal 2013 $000s	Fiscal 2012 $000s	Fiscal 2011 $000s
Short-term employee benefits:
– Salaries and fees	4,834	4,358	4,755
– Bonus cash	6,313	6,401	6,993
– Benefits-in-kind	95	277	304
– Social security contributions	252	20	26
– Termination benefits	994	—	376

	12,488	11,056	12,454

Share-based and related incentives:
– ABIP
Bonus shares	1,480	1,482	910
Deferred shares	3,092	3,153	1,821
– Gain on the exercise of share options	—	—	13,088
– Cash compensation in relation to the return of capital	877	21,398	—

	5,449	26,033	15,819

Pension contributions	1,652	1,356	1,520

	19,589	38,445	29,793

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

As at December 31, 2013, Deferred Share Rights for 4,126 B Shares were held by our Directors and Executive Officers.

Replacement Options

In connection with a Performance Share Plan (‘PSP’) that existed prior to the Acquisition, certain members of our senior management who were not resident in the US elected to cancel their PSP awards in exchange for awards of options to purchase equity interests in the Company (the ‘Replacement Options’). The shares covered by each Replacement Option had a market value at the time of the award equal to the market value of the shares subject to the cancelled PSP awards. Certain Replacement Options have been divided into two grants: one to represent the market value at the grant date, which options have a nominal exercise price and are subject to certain value limitations (the ‘Market Value Component’), and the other to reflect appreciation value from the grant date to the time of exercise which options have an exercise price equal to $1,966, or fair value on the grant date (the ‘Appreciation Component’). As at December 31, 2013, an aggregate of 14,042 B Shares are subject to Replacement Options granted to certain of our Directors and Executive Officers (with the shares subject to a Market Value Component and an Appreciation Component being counted together as a single share for this purpose). The Replacement Options will expire on the tenth anniversary of the grant date.

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

Item 6B

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

During Fiscal 2011, Fiscal 2012 and Fiscal 2013, three additional tranches of awards of Variable Options were granted to members of senior management on the same terms as those granted in Fiscal 2010, with the exception that the initial exercise price was $2,533.70 in the case of the Fiscal 2011 awards, $2,358.80 in the case of the Fiscal 2012 awards, and $2,185.50 in the case of the Fiscal 2013 awards, in both cases reflecting the current market value.

Under this plan, at December 31, 2013, an aggregate of 122,374 B Shares are subject to Variable Options granted to our Directors and Executive Officers.

Retention units

In addition to the Variable Options, the equity incentive plan provides for the grant of retention units to certain of our employees, and such units were awarded in December 2010. The retention units consist of the right to receive cash or B Shares in the Company (at the Company’s sole discretion), which cash or shares would be issued on the first to occur of December 10, 2015 or the holder’s termination of employment in certain circumstances. The retention units vested as to one-third of the award on the first three anniversaries following the date of the award and became fully vested during Fiscal 2013. As at December 31, 2013, an aggregate of 1,870 B Shares (or their cash equivalent) are subject to retention units granted to our Directors and Executive Officers.

Amendments to equity incentive plans

On December 12, 2012, in anticipation of the return of capital completed on December 18, 2012, the Board of Directors approved certain equitable adjustments to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments are summarized below:

ABIP Deferred Share Rights

Participants were awarded additional awards on the same terms and conditions as the applicable Deferred Share Rights. The number of additional awards was determined based on a ratio of the fair market value per B Share of $2,849.90 and the per share value of the return of capital of $1,068.56. Included in the number of Deferred Share Rights held by our Directors and Executive Officers at December 31, 2013 were 1,092 such additional awards.

Variable Options

The exercise price of each tier of the Variable Options was modified to give effect to the return of capital to holders of B Shares in the Company.

Retention Units

Participants were awarded additional retention units based on a ratio of the fair market value per B Share of $2,849.90 and the per share value of the return of capital of $1,068.56. Included in the number of retention units held by our Directors and Executive Officers at December 31, 2013 were 700 such additional awards.

Replacement options

No amendments were made to the number of outstanding Replacement Options, or to the terms of those options. The Board instead approved a cash payment to be paid to holders of the Replacement Options to compensate them for the adverse impact of the return of capital on those awards. In total, compensation of $19.1 million was paid to our Directors and Executive Officers.

Pinafore Holdings B.V.

Item 6B

Share options

As at February 10, 2014, our Directors and Executive Officers held the following options over the Company’s B Shares:

				Number of options held
Scheme	Grant date	Expiry date	Exercise price	Directors	Executive Officers	Total
Replacement options	September 28, 2010	September 28, 2020	$0.01	11,898	2,144	14,042
Variable options
Initial tranche:
– First tier	November 11, 2010	November 11, 2020	$1,372	43,389	26,091	69,480
– Second tier	November 11, 2010	November 11, 2020	$2,733	14,463	8,697	23,160
– Third tier	November 11, 2010	November 11, 2020	$2,978	14,463	8,697	23,160
2011 tranche:
– First tier	September 15, 2011	November 11, 2020	$1,465	—	292	292
– Second tier	September 15, 2011	November 11, 2020	$2,733	—	98	98
– Third tier	September 15, 2011	November 11, 2020	$2,978	—	98	98
2012 tranche:
– First tier	January 1, 2012	November 11, 2020	$1,372	1,320	1,287	2,607
– Second tier	January 1, 2012	November 11, 2020	$2,733	440	429	869
– Third tier	January 1, 2012	November 11, 2020	$2,978	440	429	869
2013 tranche
– First tier	January 1, 2013	November 11, 2020	$1,372	—	1,045	1,045
– Second tier	January 1, 2013	November 11, 2020	$2,733	—	348	348
– Third tier	January 1, 2013	November 11, 2020	$2,978	—	348	348

				86,413	50,003	136,416

The Replacement Options and the Variable Options are over our unissued B Shares. The Replacement Options vested on the grant date. As at February 10, 2014, each tier of the Variable Options was fully vested. Details of the options granted over our shares are presented in note 35 to the Group’s consolidated financial statements.

C. Board Practices

Board of Directors

The Board is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board Committees, reviews recommendations of the Audit Committee and Remuneration Committee, and, if the general meeting of shareholder does not do so, the appointment of the independent auditor.

The articles of association of the Company requires that a majority of the directors present at any meeting must vote in favor to approve a resolution, such approval to include the affirmative vote of at least one Director A and one Director B. The directors may also adopt resolutions without convening a Board meeting, provided that such resolutions are adopted unanimously and in writing. The Board requires the approval at the general meeting of shareholders with respect to such resolutions as shall have been specified in a resolution at the general meeting of shareholders of which the Board shall have been notified. The Board is authorized to represent the Company and may also be represented by one Director A, one Director B and one Director C acting jointly. Onex has appointed Mr. Gilis and Mr. West each as a Managing Director A and CPPIB has appointed Mr. Blaichman and Mr. Selwood each as Managing Director B. The other Managing Directors are each Managing Director C.

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

Pinafore Holdings B.V.

Item 6C

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

Pinafore Holdings B.V.

Item 6C

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

No Director or manager shall be involved in any decisions as to their own remuneration. According to the articles of association of the Company, the general meeting of shareholders formally approves the remuneration of the members of the Board.

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

D. Employees

During Fiscal 2013, the Group employed an average of 14,930 employees, excluding non-executive directors. Gates employed on average 14,110 employees, Aquatic employed on average 727 employees and an average of 93 employees were employed in our corporate functions during Fiscal 2013. A more detailed breakdown of employees by operating segment is as follows:

	Fiscal 2013 Number	Fiscal 2012* Number	Fiscal 2011* Number
Continuing operations
Ongoing segments
Gates:
– Gates North America	6,278	6,471	6,187
– Gates EMEA	3,149	3,219	3,365
– Gates APAC	3,679	3,817	3,785
– Gates South America	1,004	942	909

	14,110	14,449	14,246
Corporate	93	96	112

Total ongoing	14,203	14,545	14,358

Exited segments
– Powertrain	—	—	911
– Other I&A	—	—	1,042

Total exited	—	—	1,953

Total continuing operations	14,203	14,545	16,311

Discontinued operations
– Sensors & Valves	—	681	2,204
– Dexter	—	1,083	1,220
– Air Distribution	—	5,565	6,514
– Aquatic	727	667	700

Total discontinued operations	727	7,996	10,638

Total Group	14,930	22,541	26,949

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Item 7

During Fiscal 2013, 35% of the Group’s average employees were located in the US, 10% in Mexico, 14% in continental Europe, 13% in China, 3% in the UK, 6% in Brazil, 2% in Canada and 17% in the rest of the world. The location of employees in Fiscal 2013 is broadly consistent with Fiscal 2012.

As at December 31, 2013, the Group employed 15,081 people compared with 14,760 at December 31, 2012, of whom approximately 6% were employed on a temporary basis.

There have been no significant work stoppages or labor disputes involving the Group’s employees in any of the last five years.

Some of the Group’s employees are members of labor unions and over many years the Group has been able to maintain successful relationships with the unions and employment organizations. Management believes that it has a good relationship with the Group’s employees. Certain of our employees are subject to collective bargaining agreements, in particular, with the Sheet Metal Workers Union in the US and Canada. Historically, the cost associated with the use of union labor versus non-union labor has not been materially different. To date, employee relations have been flexible and constructive as we have pursued lean manufacturing in our plants. In the US, there have not been any strikes or material work stoppages or business interruptions in over 15 years. There have been several minor work stoppages with respect to our European, Brazilian and Indian employees, but short work stoppages are common in those jurisdictions.

Employee involvement and communication programs continue to be developed and are designed to provide equal opportunity to all, irrespective of sex, race, religion or color. Each company in the Group endeavors to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

E. Share ownership

As at February 10, 2014, the number of B Shares in the Company, and Depositary Receipts in respect of such shares, owned by our directors and Executive Officers was as follows:

	Number of B Shares	Number of Depositary Receipts relating to B Shares
Directors	713	—
Executive Officers	134	3,222.954

	847	3,222.954

The above interests in aggregate comprise less than 1% of the Company’s issued B Shares. Depositary Receipts have no Meeting Rights and no voting rights.

Details of share options held by directors and executives are set out under Item 6B above.

Item 7.	Major shareholders and related party transactions

A. Major shareholders

The Company’s issued share capital as at December 31, 2013 and as at February 10, 2014 consisted of 2 ordinary ‘A’ shares of $3,600 each (‘A Shares’) and 1,091,117 B Shares of one cent ($0.01) each.

As at February 10, 2014, one (50%) of the A Shares was held in the US. As at this date, the 339,184 of the Company’s B Shares were held in the US. Since certain of the Company’s shares are held in investment funds, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Shareholders of the Company do not have different voting rights, however there are different voting rights attaching to each class of shares, as described in note 38 to the Group’s consolidated financial statements.

To the Company’s knowledge, it is not directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Major shareholders at February 10, 2014

	Number of shares held	Percentage of outstanding shares held
A Shares
Onex American Holdings II LLC	1	50.0%
7607555 Canada Inc	1	50.0%

B Shares
Pinafore Coöperatief U.A.	1,080,724	99.0%

There are no arrangements currently known to the Company that would result in a change in control of the Company.

Pinafore Holdings B.V.

Item 7

B. Related party transactions

Transactions with related parties are presented in note 45 to the Group’s consolidated financial statements.

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

A. Consolidated statements and other financial information

The Group’s consolidated financial statements are set out on pages F-2 to F-79 of this document (refer to Item 18 ‘Financial Statements’).

Legal Proceedings

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $26 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal, under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

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

B. Significant changes

No significant changes occurred between December 31, 2013 and February 13, 2014, the date on which the Group’s consolidated financial statements were signed.

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

Objects and purposes

The objects of the Company, set forth in Chapter II, Article 3 of the Articles are as follows:

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

Item 4

Subject to the restrictions imposed by the Articles, the Management Board is entrusted with the management of the Company. The Management Board is to meet on a regular basis but at least once a year, and whenever one member of the Management Board deems it necessary to meet.

Each member of the Management Board is entitled to cast one vote in meetings of the Management Board. All resolutions of the Management Board are to be adopted by a majority of the votes cast by the members who are present or represented at such meeting. At least one member A or one member B of the Management Board must vote in favor of the proposal, unless the Articles or any board rules adopted by the Management Board determine otherwise. In the event of a tie of votes, the proposal is rejected. A report shall be drawn up regarding resolutions thus adopted and the replies received shall be attached to the report, which shall be signed by one member A and one member B of the Management Board.

A member of the Management Board may be represented by a co-member authorized in writing, but a member may not act as a representative for more than one co-member.

Resolutions of the Management Board may also be adopted in writing without recourse to a Management Board meeting, provided they are adopted by a unanimous vote of all members of the Management Board.

The Management Board is authorized to represent the Company. In addition, a member A, a member B and a member C of the Management Board acting together are authorized to represent the Company. The Management Board may appoint officers with general or limited power to represent the Company.

In the event of a conflict of interest between the Company and a member, such member shall not participate in the decision making regarding the topic concerned. If all members have a direct or indirect personal interest on a certain topic which conflicts with the interests of the Company and of the enterprise connected with it, the decision shall nevertheless be taken by the Management Board.

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

Shares

The Company may issue:

(a) A Shares, with a nominal value of $3,600 each; and

(b) B Shares, with a nominal value of one cent ($0.01) each.

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

When issuing shares, the Company shall not be entitled to subscribe for its own shares. The Company may, pursuant to a resolution of the Management Board to that effect, acquire fully paid in shares in its own capital or depository receipts of shares in the capital of the Company (‘Depository Receipts’), subject to relevant continuity, solvency and reserve requirements. No voting rights may be exercised in the General Meeting for any share held by the Company or any of its subsidiaries, nor in respect of any share of which the Company or any of its subsidiaries holds Depository Receipts.

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

A pledgee and a holder of a Life Interest without the right to vote shall not have the right to attend and address a General Meeting (‘Meeting Rights’), unless provided otherwise upon the creation of transfer of the right of pledge. No Meeting Rights attach to the Depositary Receipts.

In order to be valid, any transfer of shares requires the approval of the Management Board.

Pinafore Holdings B.V.

Item 10B

A shareholder wishing to transfer shares (the ‘Applicant’) must give notice of his intention to the Management Board specifying the number of shares he wishes to transfer and the person or the persons to whom he wishes to transfer the shares.

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

The Company maintains two share premium accounts so as to record the premium on the issue of the A Shares separately from the premium on the issue of the B Shares. Provided the Company has sufficient distributable profits as determined in accordance with Dutch law and subject to the approval of the Management Board – having duly investigated, among other things, the Company’s continuity and solvency, the holders of the A Shares and the B Shares may resolve in a General Meeting of their respective classes of shares to pay dividends from their respective share premium accounts.

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

Meetings of shareholders

The Annual Meeting shall in principle be held annually for the purpose of discussion and adoption of the Annual Accounts.

Other General Meetings of Shareholders shall be held as often as the Management Board deems them necessary.

General Meetings of Shareholders shall be convoked by the Management Board, by letter mailed to the addresses of persons with Meeting Rights shown on the register of shareholders. General Meetings of Shareholders may also be convoked by an electronic notice sent to the address of the shareholders and other persons with Meeting Rights as notified for this purpose, provided that the relevant persons with Meeting Rights have given their consent thereto.

The convocation shall take place no later than on the eighth day prior to the date of the meeting.

The General Meetings of shareholders shall be held in the municipality in which the Company has its official seat.

The General Meeting shall appoint its chairman. Until that moment a member of the Management Board shall act as chairman and in the absence of such a member, the eldest person at the meeting shall act as chairman.

As long as all persons with Meeting Rights consent thereto, valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribed by law or by the Articles for the convocation and holding of meetings have not been complied with.

The Management Board keeps a record of the resolutions made. If the Management Board is not represented at a meeting, the chairman of the meeting shall provide the Management Board with a transcript of the resolutions made as soon as possible after the meeting. The records shall be deposited at the offices of the Company for inspection by the shareholders and other persons with Meeting Rights. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

Meetings of holders of shares of one class shall be convened by the Management Board or by a holder of one or more shares of the relevant class, by letter to the addresses of the holders of shares and the holders of Depository Receipts of the relevant class. Such meetings may also be convoked by an electronic notice sent to the address of the shareholders and persons with Meeting Rights as notified for this purpose, provided that the relevant persons with Meeting Rights have given their consent thereto.

Pinafore Holdings B.V.

Item 10B

Voting rights

Each share A confers the right to cast 360,000 votes. Each share B confers the right to cast one vote. The right to take part in the meeting may be exercised by a proxy authorized in writing. To the extent that the law or the Articles do not require a qualified majority, all resolutions shall be adopted by a majority of the votes cast.

If there is a tie the proposal is rejected.

Resolutions of shareholders may also be adopted in writing without recourse to a General Meeting of Shareholders, provided all persons with Meeting Rights consent thereto. The Management Board shall keep a record of the resolutions thus made.

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

Stock purchase agreement relating to the disposal of the Schrader businesses (Exhibit 4.10)

Certain of the Company’s indirect subsidiaries were party to a Stock Purchase Agreement dated as of March 15, 2012 (the ‘Schrader SPA’) by and among Tomkins Automotive Holding Company, Tomkins Investments Company S.à r.l., Tomkins Automotive Company S.à r.l., Schrader Investments Luxembourg S.à r.l., Tomkins Overseas Investments Limited and Tomkins Engineering Limited (as sellers), Tomkins Limited (now known as Gates Worldwide Limited) (collectively, the ‘Schrader Selling Subsidiaries’) and August Lux Holding Company (as acquiror). Under the terms of the Schrader SPA, the Schrader Selling Subsidiaries sold the Group’s Schrader business, which manufactures tire pressure monitoring systems, valve products and tire hardware and related accessories for both original equipment manufacturers and after-market customers. The closing of the transaction occurred on April 27, 2012, and the aggregate consideration paid to the Group in connection with the transaction was approximately $505 million in cash (subject to certain customary adjustments after closing), plus a minority equity interest in the parent of August Lux Holding Company.

Stock purchase agreement relating to the disposal of the Dexter businesses (Exhibit 4.15)

Certain of the Company’s indirect subsidiaries were party to a Stock Purchase Agreement dated as of September 27, 2012 (the ‘Dexter SPA’) by and among Tomkins Industries, Inc. (‘TII,’ as seller), Dexter Axle Company, and Dexter Axle Acquiror Company (as acquiror). Under the terms of the Dexter SPA, TII sold the Company’s Dexter Axle business, which manufactures trailer axle, brake and suspension assemblies and related replacement parts and components. The closing of the transaction occurred on November 1, 2012, and the aggregate consideration paid to the Group in connection with the transaction was approximately $358.6 million in cash (subject to certain customary adjustments after closing). TII was subsequently sold as part of the transactions contemplated by the Air Distribution SPA.

Stock purchase agreement relating to the disposal of the Air Distribution businesses (Exhibit 4.13)

Certain of the Company’s indirect subsidiaries were party to a Stock Purchase Agreement dated as of September 20, 2012 (the ‘Air Distribution SPA’) by and among Tomkins Finance Limited (now known as Gates Finance Limited), Tomkins Engineering Limited, Tomkins Overseas Investments Limited, Tomkins Investments Limited, Tomkins SC15 Limited, Tomkins Luxembourg S.à r.l., Tomkins American Investments S.à r.l., Tomkins Investments Company S.à r.l., Montisk Investments Netherlands CV, Tomkins Automotive Company S.à r.l. (the ‘Air Distribution Selling Subsidiaries’) and QS0001 Corp. (as acquiror). Under the terms of the Air Distribution SPA, the Air Distribution Selling Subsidiaries sold the Company’s air distribution business, which manufactures air distribution and ventilation products for residential and non-residential buildings and air movement and control products for industrial and infrastructure applications, in each case primarily in North America. The closing of the transaction occurred on November 9, 2012, and the aggregate consideration paid to the Group in connection with the transaction was $1,123.1 million in cash (subject to certain customary adjustments after closing).

Indenture

The Issuers have issued $1,150.0 million in aggregate principal amount of Second Lien Notes under the Indenture, dated as of September 29, 2010, among the Issuers, the Company as a guarantor, certain other guarantors and Wilmington Trust, National Association (successor by merger to Wilmington Trust FSB), as trustee and as collateral agent. The Group redeemed $115.0 million of its Second Lien Notes in each of September 2011, September 2012 and September 2013. A tender offer was completed in July 2012, resulting in the prepayment of a further $475.0 million of the Second Lien Notes. As at December 31, 2013, the principal amount of Second Lien Notes outstanding was $330.0 million.

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

Pinafore Holdings B.V.

Item 10E

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

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at December 31, 2013, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $50.1 million. Our ability to draw under our senior secured revolving credit facility or issue letters of credit thereunder after the closing date is conditioned upon, among other things, our delivery of prior written notice of borrowing or issuance, as applicable, our ability to reaffirm the representations and warranties contained in our credit agreement and the absence of any default or event of default under our senior secured credit facilities.

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

Pinafore Holdings B.V.

Item 10E

We are required to make prepayments under our revolving credit facility at any time when, and to the extent that, the aggregate amount of the outstanding loans and letters of credit under the revolving credit facility exceeds the aggregate amount of commitments in respect of the revolving credit facility.

As at December 31, 2013, the principal amount outstanding under Term Loan A was $86.2 million and that under the Term Loan B was $1,328.6 million.

Our obligations under the senior secured credit facilities are guaranteed by the Company and all of our direct and indirect wholly owned subsidiaries (subject to certain exceptions to be agreed, including exclusion of any non-US subsidiaries of a US entity) and secured by a first lien on substantially all of their assets, including capital stock of subsidiaries (subject to certain exceptions). The relative rights governing the liens on the senior secured credit facilities and those securing the Second Lien Notes are governed by an inter-creditor agreement.

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

Pinafore Holdings B.V.

Item 10E

Characterization of the Second Lien Notes

For United States federal income tax purposes, while not free from doubt, we intend to treat the Second Lien Notes as debt of Gates Investments, LLC and to treat interest income on the Second Lien Notes as from sources within the United States. The determination of whether an instrument is debt or equity, and the entity or entities that is or are treated as the issuer of such instrument, for United States federal income tax purposes is an inherently factual question and no one factor is determinative. The determination of the source for interest income on a debt instrument issued by an entity such as Gates Investments, LLC is also subject to uncertainty. There can be no assurance that the Internal Revenue Service (‘IRS’) will not contend, and that a court will not ultimately hold, that the Second Lien Notes are equity, debt of a different entity, and/or that interest income on the Second Lien Notes (wholly or partially) is from sources without the United States. In such event, holders of the Second Lien Notes could be subject to different tax consequences than what is described below. This discussion assumes that the Second Lien Notes are properly treated as debt of Gates Investments, LLC and interest income on the Second Lien Notes is treated as from sources within the United States for United States federal income tax purposes. Holders should consult their tax advisors regarding whether the Second Lien Notes would be properly treated as debt of Gates Investments, LLC and whether interest on the Second Lien Notes should be treated as foreign source income.

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

Pinafore Holdings B.V.

Item 10E

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

Pinafore Holdings B.V.

Item 10E

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

Withholding tax

All payments of principal and/or interest made by Gates Investments, LLC under the Second Lien Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

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

Residents of the Netherlands

Generally speaking, if the holder of the Second Lien Notes is an entity that is a resident or deemed to be resident of the Netherlands for Netherlands corporate income tax purposes, any payment under the Second Lien Notes or any gain or loss realized on the disposal or deemed disposal of the Second Lien Notes is subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000, the bracket for 2013).

If a holder of the Second Lien Notes is an individual, resident or deemed to be resident of the Netherlands for Netherlands income tax purposes (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands), any payment under the Second Lien Notes or any gain or loss realized on the disposal or deemed disposal of the Second Lien Notes is taxable at the progressive income tax rates (with a maximum of 52%), if:

•

the Second Lien Notes are attributable to an enterprise from which the holder of the Second Lien Notes derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder (as defined in The Netherlands Income Tax Act 2001); or

•

the holder of the Second Lien Notes is considered to perform activities with respect to the Second Lien Notes that go beyond ordinary asset management (in Dutch “normaal, actief vermogensbeheer”) or derives benefits from the Second Lien Notes that are (otherwise) taxable as benefits from other activities (in Dutch: “resultaat uit overige werkzaamheden”).

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

Pinafore Holdings B.V.

Item 10E

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

I. Subsidiary information

See ‘Principal Trading Subsidiaries of the Company as at December 31, 2013’ at the end of this Report.

Pinafore Holdings B.V.

Item 4

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

Further information and quantitative analysis is included in note 33 of the Group’s consolidated financial statements.

Foreign currency exchange rate risks

We have global operations and thus make investments and enter into transactions denominated in various foreign currencies. Our operating results are impacted by buying, selling and financing in currencies other than the functional currency of our operating companies. From time to time, we may enter into currency derivative contracts to manage currency transaction exposures. Information on the Group’s exposure to currency risk is presented in notes 25, 27, 29, 32 and 33F to the Group’s consolidated financial statements.

Interest rate risk

We are subject to interest rate market risk in connection with our long-term debt. Our primary interest rate exposure relates to outstanding amounts under our senior secured credit facilities. As at December 31, 2013, the principal amount outstanding under our variable rate senior secured credit facilities was $1,414.8 million. We also had additional availability of $249.9 million under the revolving portion of our senior secured credit facility. Information on the Group’s exposure to interest rate risk is presented in note 27, 29 and 33E to the Group’s consolidated financial statements.

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

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as at December 31, 2013. Based on such evaluation, those officers have concluded that, as of December 31, 2013, the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

During Fiscal 2013, the Directors were not aware of any control breakdowns that resulted in a material loss to the Group.

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

Management’s annual report on internal control over financial reporting

The management of Pinafore Holdings B.V. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for Pinafore Holdings B.V. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2013. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2013 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

/s/ James Nicol	/s/ John Zimmerman

By: James Nicol	By: John Zimmerman

Principal Executive Officer	Principal Financial Officer

February 20, 2014

Pinafore Holdings B.V.

Item 13

Changes in internal control over financial reporting

During Fiscal 2013, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Patrick Campbell is an ‘audit committee financial expert’ as that term is defined under the rules of the SEC. The Board has determined that Patrick Campbell is independent for the purposes of rule 10A(m) under the Exchange Act.

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

Waivers to the Code of Conduct and Ethics require the approval of the board of the relevant operating company. During Fiscal 2013 there have been no amendments to the code of ethics and no waivers have been either sought or granted. A complete copy of the Code of Conduct and Ethics can be viewed on the website www.tomkins.co.uk.

Item 16C.	Principal Accountant Fees and Services

Fees payable to the Company’s principal accountant, Deloitte LLP, and other member firms of Deloitte Touche Tohmatsu Limited were as follows:

$ million
	Fiscal 2013	Fiscal 2012	Fiscal 2011
Audit fees:
– Audit of the company’s accounts	0.7	0.8	0.8
– Audit of the accounts of the company’s subsidiaries	4.7	5.2	5.3
– Other statutory services	0.6	0.5	0.8
– Other audit fees	1.1	5.5	1.4

	7.1	12.0	8.3
Tax fees:
– Compliance services	0.6	1.3	0.8
– Advisory services	1.0	1.7	2.5

	1.6	3.0	3.3

Total fees	8.7	15.0	11.6

The Audit Committee or, between meetings, the Chairman of the Audit Committee, approves the engagement terms and fees of Deloitte LLP, and other member firms of Deloitte Touche Tohmatsu Limited for all services before the related work is undertaken. During the periods presented, there were no waivers of this pre-approval policy.

Item 16D.	Exemption from the listing standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Pinafore Holdings B.V.

Item 16G

Item 16F.	Change in a Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate governance

Not applicable.

Item 16H.	Mine safety disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Refer to Item 18.

Item 18.	Financial Statements

Consolidated financial statements (as referred to by Item 8A)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pinafore Holdings B.V.

We have audited the accompanying consolidated balance sheets of Pinafore Holdings B.V. and subsidiaries (the ‘Company’) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pinafore Holdings B.V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 3A to the consolidated financial statements, the Company has changed its method of accounting for defined benefit pension plans to reflect the adoption of International Accounting Standard 19, Employee Benefits (2011) and changed the presentation of certain expenses in the consolidated income statement. These adjustments were retrospectively applied in the years ended December 31, 2012 and 2011.

/s/ Deloitte LLP

By:	Deloitte LLP
London, United Kingdom
February 13, 2014

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED INCOME STATEMENT

	Note	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Continuing operations
Sales	5	2,947.3	2,922.8	3,320.1
Cost of sales		(1,832.8)	(1,871.0)	(2,197.1)

Gross profit		1,114.5	1,051.8	1,123.0
Distribution costs		(322.1)	(319.9)	(338.7)
Administrative expenses		(462.4)	(513.7)	(561.5)
Transaction costs	6	(3.5)	—	(0.6)
Impairments	7	(2.4)	(3.1)	(0.5)
Restructuring costs	8	(23.9)	(26.1)	(38.9)
Net (loss)/gain on disposals and on the exit of businesses	8	(0.2)	(0.6)	60.8
Share of profit of associates	22	0.3	0.4	1.5

Operating profit	16	300.3	188.8	245.1

Interest expense	11	(133.3)	(208.3)	(276.0)
Investment income	12	2.1	2.9	4.7
Other finance income/(expense)	13	5.9	(73.6)	(16.7)
Net finance costs		(125.3)	(279.0)	(288.0)

Profit/(loss) before tax		175.0	(90.2)	(42.9)
Income tax (expense)/benefit	14	(39.2)	74.3	12.4

Profit/(loss) for the period from continuing operations		135.8	(15.9)	(30.5)

Discontinued operations
Profit for the period from discontinued operations	15	0.3	764.5	74.6

Profit for the period		136.1	748.6	44.1
Non-controlling interests		(28.5)	(23.1)	(29.3)

Profit for the period attributable to equity shareholders		107.6	725.5	14.8

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Profit for the period		136.1	748.6	44.1

Other comprehensive (loss)/income
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial gain/(loss)	34	13.8	(89.6)	50.1
– Effect of the asset ceiling	34	0.3	40.4	(35.0)

		14.1	(49.2)	15.1
Income tax (expense)/benefit	14	(6.9)	12.0	(9.9)

		7.2	(37.2)	5.2
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries		(46.3)	53.5	(62.5)
Associates		—	0.3	0.6
– Gain/(loss) on net investment hedges		0.3	(0.8)	3.6
– Reclassification to profit or loss of currency translation gain on foreign operations sold		—	(3.3)	—

		(46.0)	49.7	(58.3)
Available-for-sale investments:
– Unrealized gain/(loss) arising on investments held by subsidiaries during the period		1.3	0.5	(0.4)

		(44.7)	50.2	(58.7)
Income tax benefit/(expense)	14	0.7	1.6	(0.7)

		(44.0)	51.8	(59.4)

Other comprehensive (loss)/income		(36.8)	14.6	(54.2)

Comprehensive income/(loss) for the period		99.3	763.2	(10.1)

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations		75.9	(32.1)	(112.5)
Arising from discontinued operations		0.4	772.1	69.4
		76.3	740.0	(43.1)
– Non-controlling interests		23.0	23.2	33.0

		99.3	763.2	(10.1)

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

An analysis of each item of other comprehensive (loss)/income by component of equity is presented in note 39.

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

	Note	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Operating activities
Cash generated from operations	18	379.3	514.2	611.0
Income taxes paid		(105.1)	(84.3)	(104.4)
Income taxes received		10.1	8.1	15.3

Net cash inflow from operating activities		284.3	438.0	521.9

Investing activities
Purchase of property, plant and equipment		(81.9)	(103.3)	(108.4)
Purchase of computer software		(6.3)	(6.5)	(7.8)
Capitalization of development costs		—	(0.5)	(1.8)
Disposal of property, plant and equipment		5.5	9.2	17.5
Purchase of available-for-sale investments		—	(0.4)	—
Investments in associates		—	—	(0.4)
Sale of investments in associates		—	2.5	—
Purchase of interests in subsidiaries, net of cash acquired	40	(0.3)	(2.0)	(29.6)
Sale of businesses and subsidiaries, net of cash disposed	41	1.9	1,947.3	475.7
Interest received		2.1	2.8	2.0
Dividends received from associates		0.1	0.1	0.5

Net cash (outflow)/inflow from investing activities		(78.9)	1,849.2	347.7

Financing activities
Return of share capital		—	(1,161.9)	—
Draw-down of bank and other loans		—	2.1	1.9
Repayment of bank and other loans		(146.5)	(896.3)	(549.7)
Premium on redemption of debt instruments		(3.5)	(62.6)	(3.8)
Receipts on foreign currency derivatives		1.0	1.3	5.0
Capital element of finance lease rental payments		(0.2)	(0.3)	(0.5)
Interest element of finance lease rental payments		—	(0.3)	(0.2)
Decrease in collateralized cash		2.5	4.1	30.5
Purchase of non-controlling interest	35	—	—	(13.1)
Return of management investment	38	—	—	(0.7)
Cash settlement of share schemes		(1.4)	—	—
Purchase of own shares		(2.4)	(11.8)	(0.3)
Interest paid		(100.2)	(160.0)	(215.0)
Financing costs paid		(2.0)	(5.8)	(36.9)
Redemption of subsidiary preference shares held by minority shareholders		(7.4)	—	—
Investment by a minority shareholder in a subsidiary		2.7	2.5	1.5
Dividend paid to a minority shareholder in a subsidiary		(32.9)	(45.6)	(64.4)

Net cash outflow from financing activities		(290.3)	(2,334.6)	(845.7)

(Decrease)/increase in net cash and cash equivalents		(84.9)	(47.4)	23.9
Net cash and cash equivalents at the beginning of the period		428.4	474.5	452.2
Foreign currency translation		(6.2)	1.3	(1.6)

Net cash and cash equivalents at the end of the period		337.3	428.4	474.5

Analysis of net cash and cash equivalents:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million	As at December 31, 2011 $ million
Cash and cash equivalents	338.1	431.3	480.0
Bank overdrafts	(0.8)	(2.9)	(5.5)

	337.3	428.4	474.5

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED BALANCE SHEET

	Note	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Non-current assets
Goodwill	19	1,306.4	1,326.1
Other intangible assets	20	1,286.2	1,450.6
Property, plant and equipment	21	623.3	693.2
Investments in associates	22	6.4	6.1
Trade and other receivables	24	15.3	21.0
Deferred tax assets	36	10.2	6.1
Post-employment benefit surpluses	34	11.5	0.7

		3,259.3	3,503.8

Current assets
Inventories	23	489.0	476.8
Trade and other receivables	24	721.8	629.7
Income tax recoverable		19.7	18.9
Available-for-sale investments	26	2.8	16.3
Cash and cash equivalents	27	338.1	431.3

		1,571.4	1,573.0

Assets held for sale or distribution	28	114.9	6.8

Total assets		4,945.6	5,083.6

Current liabilities
Bank overdrafts	29	(0.8)	(2.9)
Bank and other loans	29	(11.4)	(14.2)
Obligations under finance leases	30	(0.2)	(0.1)
Trade and other payables	31	(424.3)	(429.0)
Income tax liabilities		(88.8)	(91.7)
Provisions	37	(45.0)	(52.0)

		(570.5)	(589.9)

Non-current liabilities
Bank and other loans	29	(1,679.6)	(1,785.4)
Obligations under finance leases	30	(2.3)	(2.5)
Trade and other payables	31	(31.0)	(54.9)
Post-employment benefit obligations	34	(161.6)	(190.2)
Deferred tax liabilities	36	(425.9)	(490.8)
Provisions	37	(14.7)	(26.0)

		(2,315.1)	(2,549.8)

Liabilities directly associated with assets held for sale or distribution	28	(28.4)	—

Total liabilities		(2,914.0)	(3,139.7)

Net assets		2,031.6	1,943.9

Capital and reserves
Share capital	38	—	—
Share premium account	38	984.0	984.0
Own shares	38	(10.4)	(10.8)
Currency translation reserve		(33.8)	4.6
Available-for-sale reserve		0.6	—
Accumulated surplus		856.1	716.8

Shareholders’ equity		1,796.5	1,694.6
Non-controlling interests		235.1	249.3

Total equity		2,031.6	1,943.9

The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 13, 2014.

Pinafore Holdings B.V.

Group Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (note 38) $ million	Shares to be issued (note 38) $ million	Share premium account (note 38) $ million	Own shares (note 38) $ million	Available- for-sale reserve $ million	Currency translation reserve $ million	Accumulated surplus/ (deficit) $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2010	—	17.6	2,124.7	—	—	16.2	(130.2)	2,028.3	311.5	2,339.8

Fiscal 2011*
Profit for the period	—	—	—	—	—	—	14.8	14.8	29.3	44.1
Other comprehensive (loss)/income	—	—	—	—	(0.1)	(63.6)	5.8	(57.9)	3.7	(54.2)

Comprehensive (loss)/income	—	—	—	—	(0.1)	(63.6)	20.6	(43.1)	33.0	(10.1)

Other changes in equity:
– Return of management interest	—	(0.7)	—	—	—	—	—	(0.7)	—	(0.7)
– Issue of B Shares	—	(16.9)	18.6	—	—	—	—	1.7	—	1.7
– Share-based incentives (including a tax benefit of $0.4 million)	—	—	—	—	—	—	89.0	89.0	0.2	89.2
– Buy-back of shares from management	—	—	—	(0.3)	—	—	—	(0.3)	—	(0.3)
– Purchase of non-controlling interest	—	—	—	—	—	—	—	—	(13.1)	(13.1)
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	—	—	1.5	1.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(64.4)	(64.4)

As at December 31, 2011	—	—	2,143.3	(0.3)	(0.1)	(47.4)	(20.6)	2,074.9	268.7	2,343.6

Fiscal 2012*
Profit for the period	—	—	—	—	—	—	725.5	725.5	23.1	748.6
Other comprehensive income/(loss)	—	—	—	—	0.1	52.0	(37.6)	14.5	0.1	14.6

Comprehensive income	—	—	—	—	0.1	52.0	687.9	740.0	23.2	763.2

Other changes in equity:
– Subscription for shares not yet issued	—	0.3	—	—	—	—	(0.3)	—	—	—
– Issue of B Shares	—	(0.3)	2.6	—	—	—	(2.3)	—	—	—
– Buy-back of shares from management	—	—	—	(11.8)	—	—	—	(11.8)	—	(11.8)
– Issue of own shares to management	—	—	—	1.3	—	—	(1.3)	—	—	—
– Cash settlement of share schemes	—	—	—	—	—	—	(0.3)	(0.3)	—	(0.3)
– Conversion of share premium to share capital	1,161.9	—	(1,161.9)	—	—	—	—	—	—	—
– Return of capital	(1,161.9)	—	—	—	—	—	—	(1,161.9)	—	(1,161.9)
– Share-based incentives (including a tax benefit of $1.2 million)	—	—	—	—	—	—	53.7	53.7	0.5	54.2
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	—	—	2.5	2.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(45.6)	(45.6)

As at December 31, 2012	—	—	984.0	(10.8)	—	4.6	716.8	1,694.6	249.3	1,943.9

Fiscal 2013
Profit for the period	—	—	—	—	—	—	107.6	107.6	28.5	136.1
Other comprehensive income/(loss)	—	—	—	—	0.6	(38.4)	6.5	(31.3)	(5.5)	(36.8)

Comprehensive income	—	—	—	—	0.6	(38.4)	114.1	76.3	23.0	99.3

Other changes in equity:
– Buy-back of shares from management	—	—	—	(2.4)	—	—	—	(2.4)	—	(2.4)
– Issue of own shares to management	—	—	—	2.8	—	—	(2.8)	—	—	—
– Cash settlement of share schemes	—	—	—	—	—	—	(2.2)	(2.2)	—	(2.2)
– Redemption of subsidiary preference shares held by minority shareholders	—	—	—	—	—	—	—	—	(7.4)	(7.4)
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	—	—	2.7	2.7
– Share-based incentives (including a tax benefit of $11.1 million)	—	—	—	—	—	—	30.2	30.2	0.4	30.6
– Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(32.9)	(32.9)

As at December 31, 2013	—	—	984.0	(10.4)	0.6	(33.8)	856.1	1,796.5	235.1	2,031.6

*	Restated for IAS19R (see note 3A)

An analysis of each item of other comprehensive (loss)/income by component of equity is presented in note 39.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Background

Pinafore Holdings B.V. and subsidiaries (‘the Company’) was incorporated on September 1, 2010 in and under the laws of The Netherlands.

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

References in these consolidated financial statements to ‘the Group’ refer to the Company and its subsidiaries.

The consolidated financial statements present the results of the operations for the years ended December 31, 2011 (‘Fiscal 2011’), December 31, 2012 (‘Fiscal 2012’), and December 31, 2013 (‘Fiscal 2013’).

2.	Nature of operations

The Group comprises a global engineering and manufacturing business. During Fiscal 2011 and Fiscal 2012, the Group disposed of a number of its businesses and Management therefore distinguishes between those of the Group’s operating segments that are ‘ongoing’ and those that have been exited but which do not meet the conditions to be classified as discontinued operations (‘Exited’). As at December 31, 2013, the Group’s only ongoing business is Gates.

Gates manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive replacement throughout the world. The business is comprised of four operating segments: Gates North America, Gates Europe, Middle East & Africa (‘Gates EMEA’), Gates Asia and the Pacific Regions (‘Gates APAC’) and Gates South America.

Three further operating segments, Powertrain, Other I&A and Doors & Windows, are included in continuing operations, but are classified as exited segments. Powertrain, which was sold in Fiscal 2011, specializes in powder metal and engineered powertrain components. The Other I&A businesses, Ideal, Dexter Chassis and Plews, were sold during Fiscal 2011. They manufacture a range of industrial and automotive products including gear clamps, chassis components and automotive lubrication products and repair tools. The Doors & Windows segment comprised a business that was closed during 2009.

The Aquatic segment manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America. During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. The assets that will be distributed include the businesses comprising the Aquatic segment, which has accordingly been reclassified as a discontinued operation (see note 15). Comparative information has been re-presented to reflect this reclassification.

The final three operating segments, Sensors & Valves, Dexter and Air Distribution, were sold during Fiscal 2012 and are classified as discontinued operations (see note 15).

3.	Principal accounting policies

A. Basis of preparation

The consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and, except as described under the heading ‘Financial instruments’, under the historical cost convention.

The functional currency of the Company is the US dollar and these financial statements are accordingly presented in US dollars.

Except as outlined below, the Group’s accounting policies are unchanged compared with the year ended December 31, 2012.

At the beginning of the period, the Group adopted the following accounting pronouncements that are relevant to its operations:

•	IFRS 10 ‘Consolidated Financial Statements’

•	IFRS 11 ‘Joint Arrangements’

•	IFRS 12 ‘Disclosure of Interests in Other Entities’

•	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

•	IFRS 13 ‘Fair Value Measurement’

•	IAS 19 ‘Employee Benefits (2011)’ (‘IAS 19R’)

•	‘Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)’

•	Amendments to IFRS 7 ‘Financial instruments: Disclosures’

•	IAS 28 ‘Investments in Associates and Joint Ventures (2011)’

•	‘Improvements to IFRSs 2011’

•	Early adoption of IAS 36 Amendment – ‘Recoverable amount disclosures for non-financial assets’

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

The amendments to IAS 1 require additional disclosures in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified subsequently to profit or loss; and (ii) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. These amendments have been applied retrospectively and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether or not an entity should be included within the consolidated financial statements of the parent company.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Principal accounting policies continued

A. Basis of preparation (continued)

IAS 19R

The only pronouncement adopted during the period that had any significant impact on the results of the Group during the period was the retrospective application of IAS 19R. This pronouncement sets out revised requirements for pensions and other post-retirement benefits and termination benefits. The key revisions relevant to the Group include the replacement of the concepts of interest cost and expected return on plan assets with a ‘net interest’ charge which is calculated by applying the discount rate to the net defined benefit liability or asset, and the introduction of enhanced disclosures around defined benefit plans. The retrospective adoption of this pronouncement had no impact on the consolidated balance sheet, but there was an impact on the Group’s results from operations for Fiscal 2012 and Fiscal 2011, which is summarized in the table below.

Early adoption of the amendment to IAS 36 ‘Impairment of Assets’

The amendment to IAS 36 removes a requirement to disclose the recoverable amount of a cash generating unit whether or not an impairment loss has been recognized in respect of that unit in the current period. The amendment instead requires the disclosure of the determined recoverable amount only where an impairment loss has been recognized during the reporting period. The Group has elected to early adopt this amendment for Fiscal 2013.

In addition to the restatements described above, the Group has re-presented its comparative information for the following:

•	reclassification of the Aquatic operating segment as a discontinued operation (see note 15);

•	revisions to the cost allocations in the segmental reporting as described in note 5; and

•

the reclassification of certain costs in the consolidated income statement to present more appropriately the Group’s expenses based on their function. These amounts were previously included primarily in cost of sales, however, based on a re-assessment of their nature and their presentation, it has been determined that they are more aligned with administrative expenses and with distribution costs. To reflect this change in presentation, cost of sales in each of the periods has been reduced and adjustments have been made to distribution expenses and to administrative expenses. These reclassifications have had no impact on operating profit for any of the periods presented and their impact on individual line items is summarized in the table below.

The restatements and re-presentations described above may be summarized as follows:

	Fiscal 2012					Fiscal 2011
	Amounts as previously disclosed	Retrospective impact of IAS19R	Re- presentation of costs	Aquatic reclassification	Amounts as restated	Amounts as previously disclosed	Retrospective impact of IAS19R	Re- presentation of costs	Aquatic reclassification	Amounts as restated
Consolidated income statement
Sales	3,037.3	—	—	(114.5)	2,922.8	3,426.4	—	—	(106.3)	3,320.1
Cost of sales	(1,963.6)	—	19.2	73.4	(1,871.0)	(2,288.3)	—	19.2	72.0	(2,197.1)
Distribution costs	(355.4)	—	(2.6)	38.1	(319.9)	(373.4)	—	(2.6)	37.3	(338.7)
Administrative expenses	(511.7)	(2.4)	(16.6)	17.0	(513.7)	(552.0)	(3.5)	(16.6)	10.6	(561.5)
Impairments	(3.1)	—	—	—	(3.1)	(38.0)	—	—	37.5	(0.5)
Restructuring costs	(26.8)	—	—	0.7	(26.1)	(38.8)	—	—	(0.1)	(38.9)
Interest expense	(262.5)	54.2	—	—	(208.3)	(334.3)	58.3	—	—	(276.0)
Investment income	68.8	(65.9)	—	—	2.9	65.4	(60.7)	—	—	4.7
Other finance income/(expense)	(66.7)	(6.9)	—	—	(73.6)	(5.5)	(11.2)	—	—	(16.7)
Income tax expense/(benefit)	71.1	6.6	—	(3.4)	74.3	13.5	5.5	—	(6.6)	12.4
Profit/(loss) for the period from discontinued operations	777.4	(1.6)	—	(11.3)	764.5	120.5	(1.5)	—	(44.4)	74.6

		(16.0)	—	—			(13.1)	—	—

Consolidated statement of comprehensive income
Post-employment benefits	(72.6)	23.4	—	—	(49.2)	(4.4)	19.5	—	—	15.1
Income tax benefit/(expense)	21.0	(7.4)	—	—	13.6	(4.2)	(6.4)	—	—	(10.6)

		16.0	—	—			13.1	—	—

Net impact		—	—	—			—	—	—

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Principal accounting policies continued

B. Basis of consolidation

The consolidated financial statements include the results, cash flows and assets and liabilities of the Group and the Group’s share of the results and net assets of its associates.

A subsidiary is an entity controlled, either directly or indirectly, by the Company. Control is achieved when the Group has rights, or is exposed, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, i.e. its existing rights that give it the current ability to direct the relevant activities of the investee.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of these elements of control.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including contractual arrangements with the other vote holders of the investee, rights arising from other contractual arrangements and the Group’s voting rights and potential voting rights.

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

C. Associates

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

D. Foreign currency translation

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

E. Revenue

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

F. Restructuring initiatives

Restructuring initiatives comprise expenses incurred in major projects undertaken to rationalize and improve the cost competitiveness of the Group and consequential gains and losses arising on the disposal or exit of businesses or on the disposal of assets.

G. Borrowing costs

Borrowing costs directly attributable to the construction of a production, distribution or administration facility are capitalized as part of the cost of the facility if, at the outset of construction, the facility was expected to take more than 12 months to get ready for its intended use.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

H. Business combinations

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

H. Business combinations (continued)

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

I. Goodwill

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

J. Other intangible assets

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

K. Property, plant and equipment

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

M. Impairment of long-lived assets

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

N. Inventories

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

O. Grants

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

P. Financial instruments

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

(vi) Derivative financial instruments (continued)

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

Derivative financial instruments that are not in a designated hedging relationship are classified as held for trading and recognized at fair value with subsequent changes in fair value recognized through profit or loss.

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

(ix) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities that are held at fair value, or for which fair values are presented in these financial statements, have been categorized into one of three levels to reflect the degree to which observable inputs are used in determining the fair values. Where a change in the determination of the fair value of a financial asset or liability results in a transfer between the levels of the fair value hierarchy, the Group recognizes that transfer at the end of the reporting period.

Q. Post-employment benefits

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

The cost of defined benefit plans recognized in profit or loss comprises the net total of the current service cost, the past service cost, gains or losses from settlements and the net interest cost or income. The current service cost represents the increase in the present value of the plan liabilities expected to arise from employee service in the current period. The past service cost is the change in the benefit obligation in respect of employee service in prior periods and which results from a plan amendment or curtailment. The past service cost may be either positive or negative and is recognized in profit or loss at the earlier of the date on which the plan amendment or curtailment occurs or the date on which the Group recognizes related restructuring costs or termination benefits. Gains or losses on settlements are recognized in the period in which they occur.

Net interest represents the net change in the defined benefit obligation and in the plan assets as a result of the passage of time and is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. The discount rate used for this purposes is determined at the balance sheet date by reference to market yields on high-quality corporate bonds, where available, or on government bonds. Net interest is recognized within other finance income/(expense).

Remeasurements, which are recognised in OCI in the period in which they occur, include actuarial gains and losses, differences between the actual return on plan assets and interest income on plan assets and changes in the asset ceiling (excluding any changes related to the passage of time). Remeasurements are not subsequently recycled through profit or loss.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Principal accounting policies continued

Q. Post-employment benefits (continued)

The defined benefit liability or asset recognized in the balance sheet comprises the net total for each plan of the present value of the benefit obligation, minus the fair value of the plan assets at the balance sheet date. Where a plan is in surplus, the asset recognized is limited to the present value of any amounts that the Group expects to recover by way of refunds or a reduction in future contributions. The net total for all plans in surplus is classified as a non-current asset. The net total for all plans in deficit is classified as a non-current liability.

A liability for a termination benefits is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

R. Share-based incentives

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

S. Provisions

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

T. Taxation

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

T. Taxation (continuing)

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

U. Assets held for sale or distribution and discontinued operations

An asset is classified as held for sale if its carrying amount will be recovered by sale rather than by continuing use in the business, the asset is available for immediate sale in its present condition, management is committed to, and has initiated, a plan to sell the asset which, when initiated, was expected to result in a completed sale within 12 months. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond the Group’s control and management remains committed to its plan to sell the asset. Assets that are classified as held for sale or distribution are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute.

These classification, presentation and measurement requirements are applied equally to non-current assets (or disposal groups) that are classified as held for distribution to owners acting in their capacity as owners.

A non-current asset or disposal group is held for distribution to owners when the entity is committed to the distribution. For this to be the case, the assets must be available for immediate distribution in their present condition and the distribution must be highly probable.

A discontinued operation is a component of an entity that has either been disposed of, or satisfies the criteria to be classified as held for sale or distribution, and represents a separate major line of business or geographic area of operations, is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations, or is a subsidiary acquired exclusively with a view to disposal.

V. Accounting pronouncements not yet adopted

Recently-issued accounting pronouncements that may be relevant to the Group’s operations but have not yet been adopted are outlined below. Except for IAS 32 ‘Financial instruments: Presentation’ none of these pronouncements have been endorsed for use in the European Union. Management has not yet completed its assessment of these pronouncements and is therefore not currently able to estimate reliably the impact of their adoption on the Group’s results or financial position.

IFRS 9 ‘Financial Instruments’ and subsequent amendments

In November 2009, the IASB issued IFRS 9 which represents the first phase of its replacement of IAS 39 and introduces new requirements for the classification and measurement of financial assets and removes the need to separately account for certain embedded derivatives.

IFRS 9 is effective for annual periods commencing on or after January 1, 2015 with earlier adoption permitted.

Amendments to IAS 32 ‘Financial instruments: Presentation’

In December 2011, the IASB issued amendments to IAS 32 to clarify the application of rules for offsetting financial instruments. The revisions focused on the meaning of “currently has a legally enforceable right of set-off”, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements.

The amendments to IAS 32 are effective for annual periods commencing on or after January 1, 2014, on a retrospective basis.

‘Improvements to IFRSs 2012’

In December 2013, the IASB issued a collection of minor amendments to standards that address a number of issues, including: clarification of certain definitions relating to share-based payments, contingent consideration in a business combination, aggregation of operating segments, related party disclosures in respect of key management personnel and clarification on aspects of the application of the revaluation method to property, plant and equipment and to intangible assets.

The amendments are effective for annual periods beginning on or after 1 July 2014, but can be applied earlier.

‘Improvements to IFRSs 2013’

Also in December 2013, the IASB issued a further collection of minor amendments to standards as part of its 2011 to 2013 review cycle. These amendments address a number of issues, including: clarification of ‘effective’ IFRSs in the context of first-time adoption of IFRS, scope exclusion from IFRS 3 ‘Business Combinations’ for joint ventures and clarification of the portfolio exception relating to fair value measurement.

The amendments are effective for annual periods beginning on or after 1 July 2014, but can be applied earlier.

Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions’

In November 2013, the IASB issued amendments to IAS 19 to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service.

The amendments to IAS 19 are effective for annual periods beginning on or after July 1, 2014 with earlier application being permitted.

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

As at December 31, 2013, the present value of the benefit obligation was $1,197.3 million. The benefit obligation is calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligation is calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As at December 31, 2013, the fair value of the plan assets was $1,078.8 million.

The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual return on the plan assets are classified as actuarial gains and losses and are recognized in other comprehensive income. During 2013, the Group recognized a net actuarial gain of $13.8 million. Further actuarial gains and losses will be recognized during the next financial year.

An analysis of the assumptions that will be used by management to determine the cost of defined benefit plans that will be recognized in profit or loss in the next financial year is presented in note 34.

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

As at December 31, 2013, the carrying amount of long-lived assets was $3,215.9 million. Impairment losses may be recognized on these assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the CGUs or the discount rates that are applied to those cash flows. The key assumptions underlying the value in use calculations are discussed in note 19.

D. Inventory

Inventories are stated at the lower of cost and net realizable value, with due allowance for excess, obsolete or slow-moving items. Net realizable value is based on current assessments of future demand, market conditions and new product development initiatives. As at December 31, 2013, the carrying value of inventories was $489.0 million, net of allowances of $30.1 million. Should demand for the Group’s products decline during the next financial year, additional allowances may be necessary in respect of excess or slow-moving items.

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

F. Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis. Historical data trends are used to estimate the liability for unreported incidents. As at December 31, 2013, the workers’ compensation provision amounted to $12.9 million.

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

As at December 31, 2013, the provision for environmental remediation costs amounted to $6.7 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances affecting the Group’s legal or constructive remediation obligations. The majority of the environmental provisions are currently expected to be utilized during 2014 and 2015, with the remainder estimated to be utilized by 2023.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	Critical accounting estimates & judgments continued

H. Product warranties

Provision is made for the estimated cost of future warranty claims on the Group’s products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. As at December 31, 2013, the Group’s provision for warranty claims amounted to $12.8 million. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

The majority of the warranty provisions are expected to be utilized during 2014 and 2015, with the remainder estimated to be utilized within the next five years.

I. Product liability

Provision is made for the expected costs and liabilities in relation to product liability claims. In establishing such provisions the Group takes into account the relevant facts and circumstances of each matter and considers the advice of its legal and other professional advisers.

As at December 31, 2013, the provision for product liability claims amounted to $10.6 million. The ultimate liability for potential claims may be dependent upon the discovery of facts that are currently uncertain, the outcome of litigation proceedings and possible settlement negotiations.

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

Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognized for all taxable temporary differences but, where there exist deductible temporary differences, management’s judgment is required as to whether a deferred tax asset should be recognized based on the availability of future taxable profits. As at December 31, 2013, the Group recognized net deferred tax liabilities amounting to $419.3 million. Deferred tax assets of $1,087.6 million were not recognized in respect of tax losses carried forward ($1,002.2 million) and tax credits carried forward ($85.4 million). It is possible that the deferred tax assets actually recoverable may differ from the amounts recognized if actual taxable profits differ from management’s estimates.

As at December 31, 2013, the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized was $1,279.6 million. Deferred tax liabilities have not been recognized on these temporary differences because the Group is able to control the timing of their reversal and it is not probable that they will reverse in the foreseeable future. Income tax may become payable on these temporary differences if circumstances change, for example upon the repatriation of assets from the subsidiaries concerned or on the sale or liquidation of one or more of them.

5.	Segment information

A. Background

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board of Directors for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group’s internal management reports distinguish between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations. The Group’s operating segments are described in notes 2 and 15.

Previously, the Gates North America segment included certain US income and expenses that related to the worldwide operations (including items relating to royalties, research and development, global marketing, information technology, human resources and other global services). These items are now allocated across all the Gates segments to ensure comparability of reporting between segments.

In addition, costs incurred at a Group level (including management oversight, accounting, treasury, tax, information services and legal services) have been previously partially allocated across all of the Group’s segments. These costs are now no longer allocated and are presented within the Corporate segment, providing a clearer view of the controllable performance of the individual operational segments.

Comparative information for Fiscal 2012 and Fiscal 2011 has been re-presented to reflect these segmental reporting revisions.

As described in note 15, during Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. The assets that will be distributed include the Aquatic segment, which has therefore been classified as a disposal group held for distribution and reclassified as a discontinued operation. Comparative information has been re-presented to reflect this classification.

During Fiscal 2012, the Group disposed of its Dexter and Air Distribution operating segments, which are classified as discontinued operations.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Segment information continued

B. Measure of segment profit or loss

The Board of Directors uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	compensation payable to share scheme participants for the impact on their awards of the return of capital made during Fiscal 2012.

C. Sales and adjusted EBITDA – continuing operations

	Sales			Adjusted EBITDA
	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Ongoing segments
Gates:
– Gates North America	1,368.6	1,357.9	1,287.3	325.1	304.8	289.4
– Gates EMEA	771.2	733.4	803.3	131.3	116.3	117.2
– Gates APAC	646.4	679.5	708.7	138.3	137.7	147.7
– Gates South America	161.1	152.0	156.7	20.4	14.6	13.0

	2,947.3	2,922.8	2,956.0	615.1	573.4	567.3
Corporate	—	—	—	(55.9)	(58.1)	(59.8)

Total ongoing	2,947.3	2,922.8	2,956.0	559.2	515.3	507.5

Exited segments
– Powertrain	—	—	200.2	(0.4)	(0.7)	28.0
– Other I&A	—	—	163.9	—	—	20.4
– Doors & Windows	—	—	—	(0.4)	(0.2)	(0.8)

Total exited	—	—	364.1	(0.8)	(0.9)	47.6

Total continuing operations	2,947.3	2,922.8	3,320.1	558.4	514.4	555.1

*	Restated (see note 3A) and re-presented for segmental reporting changes (see note 5A) and discontinued operations (see note 15)

	Sales			Adjusted EBITDA
	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
By origin
US	1,095.3	1,087.2	1,161.9	190.6	185.8	199.9
Rest of North America	304.3	300.7	482.3	89.8	80.8	108.0
UK	88.9	84.8	100.3	9.2	(1.4)	6.0
Rest of Europe	620.9	593.6	668.3	109.3	98.4	86.9
Asia	593.8	622.0	652.2	134.2	130.1	136.4
Rest of the world	244.1	234.5	255.1	25.3	20.7	17.9

	2,947.3	2,922.8	3,320.1	558.4	514.4	555.1

By destination
US	1,120.1	1,102.6	1,287.4
Rest of North America	256.9	260.7	322.1
UK	70.0	66.1	74.7
Rest of Europe	633.8	606.2	690.6
Asia	590.3	620.2	661.0
Rest of the world	276.2	267.0	284.3

	2,947.3	2,922.8	3,320.1

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Segment information continued

C. Sales and adjusted EBITDA – continuing operations (continued)

During the period, no sales originated in the Netherlands.

Sales between reporting segments and the impact of such sales on adjusted EBITDA for each segment are not included in internal reports presented to the Board and have therefore not been included above.

Reconciliation of the profit or loss for the period to adjusted EBITDA:

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Profit for the period	136.1	748.6	44.1
Profit for the period from discontinued operations	(0.3)	(764.5)	(74.6)

Profit/(loss) for the period from continuing operations	135.8	(15.9)	(30.5)
Income tax expense/(benefit)	39.2	(74.3)	(12.4)

Profit/(loss) before tax	175.0	(90.2)	(42.9)
Net finance costs	125.3	279.0	288.0

Operating profit	300.3	188.8	245.1
Amortization	118.2	122.6	126.4
Depreciation	90.5	106.3	126.5

EBITDA	509.0	417.7	498.0
Share-based incentives	19.4	44.2	77.9
Transaction costs	3.5	—	0.6
Impairments (see note 7)	2.4	3.1	0.5
Restructuring costs (see note 8)	23.9	26.1	38.9
Net loss/(gain) on disposals and on the exit of businesses (see note 8)	0.2	0.6	(60.8)
Compensation for the impact of the return of capital on share-based incentive scheme awards (see note 9)	—	22.7	—

Adjusted EBITDA	558.4	514.4	555.1

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

D. Non-current assets

The geographic analysis of long-lived assets (goodwill and other intangible assets, and property, plant and equipment) and investments in associates, other than those included in assets held for sale or distribution, was as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
By location
US	1,370.2	1,514.3
Rest of North America	518.2	547.0
UK	76.8	80.8
Rest of Europe	478.1	478.6
Asia	668.4	720.0
Rest of the world	110.6	135.3

	3,222.3	3,476.0

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Segment information continued

D. Non-current assets (continued)

Capital expenditure, depreciation and amortization in respect of long-lived assets was as follows:

	Fiscal 2013			Fiscal 2012*			Fiscal 2011*
	Capital expenditure $ million	Depreciation $ million	Amortization $ million	Capital expenditure $ million	Depreciation $ million	Amortization $ million	Capital expenditure $ million	Depreciation $ million	Amortization $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	35.7	37.1	68.4	37.5	42.0	68.5	26.9	43.9	67.5
– Gates EMEA	18.8	19.3	23.5	15.8	24.8	22.9	13.3	26.7	24.2
– Gates APAC	25.9	28.3	22.9	23.4	31.6	27.6	29.9	30.1	28.0
– Gates South America	4.0	5.1	2.9	4.4	6.7	3.1	4.9	7.7	3.5

	84.4	89.8	117.7	81.1	105.1	122.1	75.0	108.4	123.2
Corporate	0.2	0.7	0.5	0.8	1.2	0.5	2.3	0.4	0.4

Total ongoing	84.6	90.5	118.2	81.9	106.3	122.6	77.3	108.8	123.6

Exited segments
– Powertrain	—	—	—	—	—	—	12.8	14.7	1.6
– Other I&A	—	—	—	—	—	—	1.5	3.0	1.2

Total exited	—	—	—	—	—	—	14.3	17.7	2.8

Total continuing operations	84.6	90.5	118.2	81.9	106.3	122.6	91.6	126.5	126.4

Discontinued operations
– Sensors & Valves	—	—	—	5.3	—	—	8.7	12.9	5.8
– Dexter	—	—	—	5.8	3.5	3.9	2.9	7.0	7.6
– Air Distribution	—	—	—	15.1	17.0	7.9	12.5	29.7	14.8
– Aquatic	3.6	5.0	1.6	1.7	6.4	1.6	0.5	7.6	1.6

Total discontinued operations	3.6	5.0	1.6	27.9	26.9	13.4	24.6	57.2	29.8

Total Group	88.2	95.5	119.8	109.8	133.2	136.0	116.2	183.7	156.2

*	Re-presented for discontinued operations (see note 15)

6.	Transaction costs

Transaction costs may be analyzed as follows:

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Non-acquisition transaction costs	3.5	—	—
Costs related to the Acquisition of Tomkins	—	—	0.4
Other acquisitions	—	—	0.2

	3.5	—	0.6

Non-acquisition transaction costs incurred during Fiscal 2013 related to fees incurred to position the Company, or a direct or indirect parent company of the Company, to become a public company.

Transaction costs are wholly attributable to continuing operations.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	Impairments

In Fiscal 2013, the Group recognized total impairments of $2.4 million, including $1.7 million in respect of property, plant and equipment in relation to the closure of the Ashe County plant within Gates North America.

In Fiscal 2012, the Group recognized total impairments of $6.5 million, including $2.7 million in respect of property, plant and equipment in relation to the closure of the Charleston plant within Gates North America, and, within discontinued operations, $2.6 million relating to impairments of the Group’s investments in two of its associates.

In Fiscal 2011, in light of the prolonged weakness of the US residential construction end market, the Group recognized an impairment of $36.9 million in relation to Aquatic, representing the entire goodwill allocated to this segment (see note 19). Also during Fiscal 2011, an impairment of $0.7 million was recognized in relation to Schrader Duncan Limited (‘Schrader Duncan’), an associate that is listed on the Mumbai Stock Exchange and which is included within the discontinued Sensors & Valves segment.

	Fiscal 2013			Fiscal 2012*				Fiscal 2011*
	Other Receivables $ million	Property, plant and equipment $ million	Total $ million	Other Receivables $ million	Investment in associates $ million	Property, plant and equipment $ million	Total $ million	Goodwill $ million	Investment in associates $ million	Property, plant and equipment $ million	Total $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	—	1.7	1.7	—	—	2.4	2.4	—	—	0.1	0.1
– Gates EMEA	—	—	—	—	—	0.2	0.2	—	—	—	—
– Gates APAC	—	—	—	—	—	—	—	—	—	—	—

	—	1.7	1.7	—	—	2.6	2.6	—	—	0.1	0.1
Corporate	0.1	0.6	0.7	0.4	—	—	0.4	—	—	—	—

Total ongoing	0.1	2.3	2.4	0.4	—	2.6	3.0	—	—	0.1	0.1

Exited segments
– Other I&A	—	—	—	—	—	0.1	0.1	—	—	—	—
– Doors & Windows	—	—	—	—	—	—	—	—	—	0.4	0.4

Total exited	—	—	—	—	—	0.1	0.1	—	—	0.4	0.4

Total continuing operations	0.1	2.3	2.4	0.4	—	2.7	3.1	—	—	0.5	0.5

Discontinued operations
– Aquatic	—	—	—	—	—	—	—	36.9	—	0.6	37.5
– Sensors & Valves	—	—	—	—	1.0	—	1.0	—	0.7	0.8	1.5
– Dexter	—	—	—	—	—	0.3	0.3	—	—	—	—
– Air Distribution	—	—	—	—	1.6	0.5	2.1	—	—	—	—

Total discontinued operations	—	—	—	—	2.6	0.8	3.4	36.9	0.7	1.4	39.0

Total Group	0.1	2.3	2.4	0.4	2.6	3.5	6.5	36.9	0.7	1.9	39.5

*	Re-presented for discontinued operations (see note 15)

8.	Restructuring initiatives

A. Restructuring costs

Restructuring costs in 2013 were $24.0 million, including $11.2 million recognized during the second half of 2013 in respect of the closure of our facility in Ashe County, North Carolina. This project is expected to be largely completed during the first quarter of 2014, with production transferred to our Siloam Springs, Arkansas and Toluca, Mexico facilities, enhancing our overall efficiency. Restructuring costs for 2013 also include $5.2 million in relation to the planned closure of the London corporate center and the transfer of the majority of those functions to the Group’s corporate headquarters in Denver, Colorado. An additional $5.0 million has been recognized during the year in respect of business and executive severance and reorganization costs, largely in Gates North America.

During Fiscal 2012, restructuring costs amounting to $26.1 million were recognized in continuing operations, of which $11.3 million related to Project Sierra, an initiative that focuses on identifying and implementing cost reduction opportunities and efficiency improvements across the Gates businesses. A further $5.1 million, comprising primarily of severance costs, was incurred on business and executive reorganization in North America. Also during Fiscal 2012, costs of $5.6 million were incurred in relation to the closure of the Charleston plant within Gates North America.

During Fiscal 2011, the Group recognized restructuring costs of $38.9 million in continuing operations, principally in relation to Project Sierra. In addition, $5.8 million of costs were recognized in relation to severance costs due to reorganizations across the Gates businesses and in the Corporate segment. These costs were partially offset by the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division of Stackpole, which comprises the Powertrain operating segment, following the recovery in the demand for its products.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	Restructuring initiatives continued

B. Disposals and exit of businesses

During 2013, the Group recognized a gain on disposal of property, plant and equipment of $1.7 million, primarily in relation to the disposal of vacant land relating to a former business in the UK. Offsetting this gain were increases in provisions relating to businesses disposed of in previous years, included in the Corporate and Gates EMEA segments. In addition, the Group recognized provision releases of $6.8 million, primarily in relation to discontinued operations that were sold in previous years, partially offset by additional costs recognized on prior period disposals.

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

	Fiscal 2013		Fiscal 2012*		Fiscal 2011*
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Ongoing segments
Gates:
– Gates North America	(16.3)	(0.2)	(17.8)	—	(26.8)	1.1
– Gates EMEA	0.2	(0.8)	(2.5)	0.2	(11.0)	0.4
– Gates APAC	(0.2)	—	(5.4)	—	(3.9)	(0.1)
– Gates South America	(0.6)	—	(1.4)	—	(2.5)	—

	(16.9)	(1.0)	(27.1)	0.2	(44.2)	1.4
Corporate	(7.0)	0.8	—	—	(4.1)	4.8

Total ongoing	(23.9)	(0.2)	(27.1)	0.2	(48.3)	6.2

Exited segments
– Powertrain	—	—	1.0	—	9.7	—
– Other I&A	—	—	—	(0.8)	0.1	54.6
– Doors & Windows	—	—	—	—	(0.4)	—

Total exited	—	—	1.0	(0.8)	9.4	54.6

Total continuing operations	(23.9)	(0.2)	(26.1)	(0.6)	(38.9)	60.8

Discontinued operations
– Sensors & Valves	—	(0.4)	—	159.4	—	—
– Dexter	—	(0.7)	(0.1)	68.8	(0.2)	0.1
– Air Distribution	—	6.8	(0.7)	520.6	(1.2)	—
– Aquatic	(0.1)	—	(0.7)	—	0.1	—

Total discontinued operations	(0.1)	5.7	(1.5)	748.8	(1.3)	0.1

Total Group	(24.0)	5.5	(27.6)	748.2	(40.2)	60.9

*	Re-presented for discontinued operations (see note 15)

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

In anticipation of this return of capital, certain equitable adjustments were made to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments included cash payable of $22.7 million to the holders of Replacement Options, which has been recognized within administrative expenses as an employee cost in Fiscal 2012.

10.	Employees

The average number of persons employed by the Group was as follows:

	Fiscal 2013 Number	Fiscal 2012* Number	Fiscal 2011* Number
Continuing operations
Ongoing segments
Gates:
– Gates North America	6,278	6,471	6,187
– Gates EMEA	3,149	3,219	3,365
– Gates APAC	3,679	3,817	3,785
– Gates South America	1,004	942	909

	14,110	14,449	14,246
Corporate	93	96	112

Total ongoing	14,203	14,545	14,358

Exited segments
– Powertrain	—	—	911
– Other I&A	—	—	1,042

Total exited	—	—	1,953

Total continuing operations	14,203	14,545	16,311

Discontinued operations
– Sensors & Valves	—	681	2,204
– Dexter	—	1,083	1,220
– Air Distribution	—	5,565	6,514
– Aquatic	727	667	700

Total discontinued operations	727	7,996	10,638

Total Group	14,930	22,541	26,949

*	Re-presented for discontinued operations (see note 15)

	Fiscal 2013 Number	Fiscal 2012* Number	Fiscal 2011* Number
By location
US	5,195	10,153	11,789
Rest of North America	1,893	3,246	4,455
UK	529	1,042	1,815
Rest of Europe	2,149	2,300	2,751
Asia	3,592	4,162	4,372
Rest of the world	1,572	1,638	1,767

	14,930	22,541	26,949

Continuing operations	14,203	14,545	16,311
Discontinued operations	727	7,996	10,638

	14,930	22,541	26,949

*	Re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	Employees continued

Staff costs recognized in profit or loss during the period were as follows:

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Wages and salaries	574.7	810.5	980.8
Social security costs	69.4	93.9	118.0
Pensions (see note 34)	25.5	34.2	36.4
Other post-employment benefits (see note 34)	(0.8)	0.1	0.1
Share-based incentives (see note 35)	19.5	53.0	88.8
Compensation for the impact of the return of capital on share-based incentive scheme awards (see note 9)	—	22.7	—
Termination benefits	16.1	16.6	8.1

	704.4	1,031.0	1,232.2

Continuing operations	648.0	742.0	842.8
Discontinued operations	56.4	289.0	389.4

	704.4	1,031.0	1,232.2

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

11.	Interest expense

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Borrowings:
– Interest on bank overdrafts	0.1	0.1	0.7
– Interest on bank and other loans:
Term loans	82.8	104.8	126.7
Other bank loans	2.7	2.9	2.9
Second Lien Notes	40.9	76.2	109.4
2011 Notes	—	—	6.2
2015 Notes	1.1	1.4	1.5

	127.6	185.4	247.4
Interest element of finance lease rentals	—	0.3	0.2
Net (gain)/loss on financial liabilities held at amortized cost	(1.2)	15.9	21.2
Other interest payable	6.9	6.9	6.1

	133.3	208.5	274.9

Continuing operations	133.3	208.3	276.0
Discontinued operations	—	0.2	(1.1)

	133.3	208.5	274.9

*	Restated (see note 3A)

Details of the bank and other loans are presented in note 29.

Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

During the periods presented, the Group changed its estimates of the future cash flows relating to certain of its borrowings that are held at amortized cost. The changes were driven primarily by the impacts of the various debt reductions made during these periods and expected to be made in future periods. As a result of these changes and certain other adjustments relating to the Group’s borrowings, the amortized cost of the affected borrowings decreased by $1.2 million (Fiscal 2012: increased by $15.9 million; Fiscal 2011: increased by $21.2 million) and a corresponding gain was recognized in interest expense.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	Investment income

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Interest on bank deposits	1.9	2.4	3.6
Other interest receivable	0.2	0.6	1.2

	2.1	3.0	4.8

Continuing operations	2.1	2.9	4.7
Discontinued operations	—	0.1	0.1

	2.1	3.0	4.8

*	Restated (see note 3A)

13.	Other finance income/(expense)

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Gain/(loss) on embedded derivatives	11.9	(5.4)	(7.5)
Currency translation gain/(loss) on hedging instruments	3.8	2.6	4.6
Costs incurred on the prepayment of borrowings	(3.5)	(63.9)	(3.8)
Gain on early settlement of loan note receivable	—	—	1.2
Net interest recognized in respect of post-employment benefits	(6.3)	(7.9)	(12.4)

	5.9	(74.6)	(17.9)

Continuing operations	5.9	(73.6)	(16.7)
Discontinued operations	—	(1.0)	(1.2)

	5.9	(74.6)	(17.9)

*	Restated (see note 3A)

Other finance income/(expense) includes fair value gains and losses arising on financial instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a designated hedging relationship.

Gains and losses on derivative financial instruments are analyzed in note 32.

As explained in note 29, during Fiscal 2012, the Group made repayments against the principal amounts outstanding under certain of its debt facilities. In total, $888.9 million of the principal amount of these facilities was repaid at a cost of $952.8 million.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	Income tax expense/(benefit)

A. Income tax recognized in profit or loss

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Current tax
Domestic corporation tax
Dutch corporation tax on profits for the period	—	—	—

Total Dutch tax	—	—	—

Overseas tax on profits for the period	90.4	85.5	80.6
Increase/(decrease) in provision for uncertain tax positions	3.0	14.9	(16.1)
Adjustments in respect of prior periods	0.9	0.7	(7.1)

Total overseas tax	94.3	101.1	57.4

Total current tax	94.3	101.1	57.4

Deferred tax
Origination or reversal of temporary differences	(51.1)	27.7	(34.7)
Utilization of previously unrecognized tax losses	(22.6)	(146.4)	(21.4)
Tax losses in the period not recognized	23.5	61.2	8.6
Adjustments in respect of prior periods	(3.0)	(8.4)	3.2
Other changes in unrecognized deferred tax assets	(3.8)	(10.2)	(22.4)

Total deferred tax	(57.0)	(76.1)	(66.7)

Income tax expense/(benefit) for the period	37.3	25.0	(9.3)

Continuing operations	39.2	(74.3)	(12.4)
Discontinued operations	(1.9)	99.3	3.1

	37.3	25.0	(9.3)

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

The income tax expense/(benefit) for the period recognized in profit or loss differs from the product of the profit/(loss) before tax for the period and the applicable rate of corporation tax as follows:

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Profit/(loss) before tax:
– Continuing operations	175.0	(90.2)	(42.9)
– Discontinued operations	(1.6)	863.8	77.7

	173.4	773.6	34.8

Dutch corporation tax at 25% (Fiscal 2012: 25%; Fiscal 2011: 25%) on profit/(loss) before tax	43.3	193.4	8.7
Permanent differences	11.6	(102.9)	89.8
Adjustment in respect of prior periods	(2.1)	(7.7)	(3.9)
Increase/(decrease) in provisions for uncertain tax positions	3.0	14.8	(14.5)
Effect of different tax rates on overseas profits	1.6	27.8	43.0
Foreign tax credits	(24.3)	(41.0)	(99.2)
Temporary differences on investment in subsidiaries	7.1	36.0	2.0
Tax losses in the period not recognized	23.5	61.2	8.6
Utilization of previously unrecognized tax losses	(22.6)	(146.4)	(21.4)
Other changes in unrecognized deferred tax assets	(3.8)	(10.2)	(22.4)

Income tax expense/(benefit) for the period	37.3	25.0	(9.3)

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	Income tax expense/(benefit) continued

A. Income tax recognized in profit or loss (continued)

Permanent differences recognized during Fiscal 2013 related primarily to our mix of foreign earnings as well as the use of tax credits and incentives in the U.S. and other jurisdictions where we operate. Deferred tax assets amounting to $23.5 million (Fiscal 2012: $61.2 million; Fiscal 2011: $8.6 million) were not recognized on tax losses arising during the period because it was not considered probable that the taxable entities concerned would generate sufficient taxable profits in the foreseeable future against which the losses may be utilized.

B. Income tax (benefit)/expense recognized outside profit and loss

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Income tax on items recognized in other comprehensive income
Net actuarial gain/(loss)	6.9	(12.0)	9.9
Gain/(loss) on net investment hedges	(1.1)	(1.8)	0.8
Available-for-sale investments:
– Unrealized gain/(loss) arising in the period	0.4	0.2	(0.1)

	6.2	(13.6)	10.6

Income tax on items recognized directly in equity
Share-based incentives	(11.1)	(1.2)	(0.4)

Income tax (benefit)/expense recognized outside profit or loss	(4.9)	(14.8)	10.2

*	Restated (see note 3A)

15.	Discontinued operations

A. Background

During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. The assets that will be distributed, which consist of the Aquatic group of businesses, various parcels of vacant real estate and the Schrader equity instruments acquired in Fiscal 2012 (see note 26), have accordingly been classified as assets held for distribution. The Aquatic group of businesses, which comprise the Aquatic reporting segment, has additionally been reclassified as a discontinued operation.

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

During Q2 2011, management began to seek buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive first-fit markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	Discontinued operations continued

B. Results and cash flows

The profit for the period from discontinued operations may be analyzed as follows:

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Profit for the period
Sales	132.6	1,318.9	1,721.4
Cost of sales	(85.8)	(909.0)	(1,233.3)

Gross profit	46.8	409.9	488.1
Distribution costs	(43.5)	(163.9)	(199.9)
Administrative expenses	(10.5)	(124.9)	(169.3)
Impairments	—	(3.4)	(39.0)
Net restructuring costs	(0.1)	(1.5)	(1.3)
Net gain on disposals and on the exit of businesses	—	1.1	0.1
Share of loss of associates	—	(0.1)	(1.0)

Operating (loss)/profit	(7.3)	117.2	77.7
Interest (expense)/income	—	(0.2)	1.1
Investment income	—	0.1	0.1
Other finance expense	—	(1.0)	(1.2)

(Loss)/profit before tax	(7.3)	116.1	77.7
Income tax benefit/(expense)	1.9	(49.7)	(3.1)

(Loss)/profit after tax	(5.4)	66.4	74.6

Profit on disposal of discontinued operations
Profit before tax	5.7	747.7	—
Income tax expense	—	(49.6)	—

Profit after tax	5.7	698.1	—

Profit for the period from discontinued operations	0.3	764.5	74.6

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15A)

During Fiscal 2013, the Group recognized provision releases of $6.8 million, primarily in relation to businesses that were sold in previous years, partially offset by additional costs recognized on prior period disposals.

Cash flows arising from discontinued operations during the period were as follows:

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Cash (outflow)/inflow from operating activities	(8.2)	124.9	227.9
Cash outflow from investing activities	(3.6)	(26.7)	(25.8)
Cash (outflow)/inflow from financing activities	(0.6)	(1.7)	0.9

Net (decrease)/increase in net cash and cash equivalents	(12.4)	96.5	203.0

*	Re-presented for discontinued operations (see note 15A)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	Operating profit

Operating profit is stated after charging/(crediting):

Continuing operations $ million
Fiscal 2013
Inventories:
– Cost of inventories	924.0
– Write-down of inventories	5.5
Staff costs (see note 10)	648.0
Amortization of other intangible assets (see note 20)	118.2
Depreciation of property, plant and equipment (see note 21)	90.5
Research and development costs	47.2
Government grants:
– Revenue	(0.6)
Net foreign exchange losses	1.0

Fiscal 2012*

Inventories:
– Cost of inventories	953.1
– Write-down of inventories	11.8
Staff costs (see note 10)	742.0
Amortization of other intangible assets (see note 20)	122.6
Depreciation of property, plant and equipment (see note 21)	106.3
Research and development costs	45.6
Government grants:
– Revenue	(1.2)
Net foreign exchange loss	0.8

Fiscal 2011*

Inventories:
– Cost of inventories	1,205.6
– Write-down of inventories	10.0
Staff costs (see note 10)	842.8
Amortization of other intangible assets	126.4
Depreciation of property, plant and equipment	126.5
Research and development costs	51.4
Government grants:
– Revenue	(0.8)
Net foreign exchange losses	3.6

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	Auditor’s remuneration

Fees payable to the Company’s auditor, Deloitte LLP, and other member firms of Deloitte Touche Tohmatsu Limited were as follows:

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Audit fees:
– Audit of the company’s accounts	0.7	0.8	0.8
– Audit of the accounts of the company’s subsidiaries	4.7	5.2	5.3
– Other statutory services	0.6	0.5	0.8
– Other audit fees	1.1	5.5	1.4

	7.1	12.0	8.3
Tax fees:
– Compliance services	0.6	1.3	0.8
– Advisory services	1.0	1.7	2.5

	1.6	3.0	3.3

Total fees	8.7	15.0	11.6

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

18.	Cash flow

Reconciliation of profit/(loss) for the period from continuing and discontinued operations to cash generated from operations:

	Fiscal 2013 $ million	Fiscal 2012* $ million	Fiscal 2011* $ million
Profit for the period	136.1	748.6	44.1
Interest expense	133.3	208.5	274.9
Investment income	(2.1)	(3.0)	(4.8)
Other finance (income)/expense	(5.9)	74.6	17.9
Income tax expense/(benefit)	37.3	25.0	(9.3)
Share of profit of associates	(0.3)	(0.3)	(0.5)
Amortization of intangible assets	119.8	136.0	156.2
Depreciation of property, plant and equipment	95.5	133.2	183.7
Impairments:
– Goodwill	—	—	36.9
– Investment in associate	—	2.6	0.7
– Property, plant and equipment	2.3	3.5	1.9
– Other receivables	0.1	0.4	—
Loss/(gain) on disposal of businesses:
– Continuing operations	1.9	0.4	(58.8)
– Discontinued operations	(5.7)	(747.7)	—
(Gain)/loss on sale of property, plant and equipment	(1.8)	(0.5)	1.0
Share-based incentives	19.5	53.0	88.8
Decrease in post-employment benefit obligations	(26.2)	(45.3)	(72.7)
Increase/(decrease) in provisions	3.1	6.7	(24.6)

	506.9	595.7	635.4
Movements in working capital:
– Increase in inventories	(29.1)	(17.5)	(2.1)
– Increase in trade and other receivables	(111.6)	(69.7)	(9.0)
– Increase/(decrease) in trade and other payables	13.1	5.7	(13.3)

Cash generated from operations	379.3	514.2	611.0

*	Restated (see note 3A)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	Goodwill

A. Analysis of movements

$ million
Cost
As at December 31, 2011	1,622.3
Purchase accounting adjustments	(13.6)
Transfer to assets held for sale or distribution	(268.2)
Foreign currency translation	22.5

As at December 31, 2012	1,363.0
Transfer to assets held for sale or distribution	(36.9)
Foreign currency translation	(19.7)

As at December 31, 2013	1,306.4

Accumulated impairment
As at December 31, 2011 and December 31, 2012	36.9
Transfers to assets held for sale or distribution	(36.9)

As at December 31, 2013	—

Carrying amount
As at December 31, 2012	1,326.1

As at December 31, 2013	1,306.4

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

B. Allocation of goodwill

Goodwill is allocated to the following CGUs or groups of CGUs:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Gates:
– Gates North America	930.5	945.7
– Gates EMEA	152.8	146.7
– Gates APAC	218.0	227.9
– Gates South America	5.1	5.8

	1,306.4	1,326.1

C. Impairment tests

Goodwill is tested for impairment annually and whenever there are indications that it may have suffered an impairment. Goodwill is considered impaired to the extent that its carrying amount exceeds its recoverable amount, which is the higher of the value in use and the fair value less costs to sell of the CGU or group of CGUs to which it is allocated. Impairment tests were carried out in each of the periods presented and in each case, the recoverable amount of all items of goodwill was determined based on value in use calculations.

Management based the value in use calculations on cash flow forecasts derived from the most recent three-year financial plans approved by the Board, in which the principal assumptions were those regarding sales growth rates, selling prices and changes in direct costs.

Cash flows for the years beyond the three-year financial plans for the CGUs to which individually significant amounts of goodwill were allocated were projected to grow at 2.5% per annum, a rate that does not exceed the expected long-term growth rate in their respective principal end markets.

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In each case, the discount rate was determined using a capital asset pricing model. Pre-tax discount rates used in the impairment tests of Gates’ goodwill during Fiscal 2013 were in a range from 14.7% to 20.3% (Fiscal 2012: 14.8% to 18.4%; Fiscal 2011: 15.3% to 18.3%).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	Goodwill continued

D. Impairments recognized

No impairment of goodwill was recognized during Fiscal 2013 or Fiscal 2012.

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

20.	Other intangible assets

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Cost
As at December 31, 2011	323.9	1,496.6	268.0	29.7	2,118.2
Purchase accounting adjustments (see note 19)	—	14.2	—	—	14.2
Additions	—	—	—	5.5	5.5
Transfers to assets held for sale or distribution	(116.0)	(279.1)	(4.0)	(9.5)	(408.6)
Foreign currency translation	0.1	3.1	—	(0.2)	3.0

As at December 31, 2012	208.0	1,234.8	264.0	25.5	1,732.3
Additions	—	—	—	6.3	6.3
Transfers to assets held for sale or distribution	(12.0)	(29.0)	—	—	(41.0)
Foreign currency translation	—	(17.5)	(0.2)	(0.8)	(18.5)

As at December 31, 2013	196.0	1,188.3	263.8	31.0	1,679.1

Accumulated amortization
As at December 31, 2011	—	126.4	48.6	12.0	187.0
Amortization charge for the period	—	91.7	38.0	6.3	136.0
Transfers to assets held for sale or distribution	—	(36.5)	(1.0)	(4.0)	(41.5)
Foreign currency translation	—	0.5	—	(0.3)	0.2

As at December 31, 2012	—	182.1	85.6	14.0	281.7
Amortization charge for the period	—	78.6	37.6	3.6	119.8
Transfers to assets held for sale or distribution	—	(5.3)	—	—	(5.3)
Foreign currency translation	—	(2.3)	(0.1)	(0.9)	(3.3)

As at December 31, 2013	—	253.1	123.1	16.7	392.9

Carrying amount
As at December 31, 2012	208.0	1,052.7	178.4	11.5	1,450.6

As at December 31, 2013	196.0	935.2	140.7	14.3	1,286.2

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

In both Fiscal 2013 and Fiscal 2012, $196 million of intangible assets with indefinite useful lives were allocated to the Gates North America CGU. The Aquatic CGU, which has been classified as held for distribution as at December 31, 2013, had $12 million of intangible assets with indefinite useful lives allocated to it as at the end of Fiscal 2012.

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

Management has used a hypothetical royalty rate of 1% per annum. Forecast annual sales were based on the most recent three-year financial plans approved by the Board. Forecast annual sales for the years beyond the three-year financial plans for the CGUs to which the brands and trade names were allocated were projected to grow at 2.5% per annum, a rate that does not exceed the expected long-term growth rate in their respective principal end markets.

Management applied discount rates to the resulting royalty savings that reflect current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In each case, the discount rate was determined using a capital asset pricing model. Pre-tax discount rates used in the annual impairment tests of brands and trade names during Fiscal 2013 were in the following ranges: Gates businesses 14.4% to 18.8% (Fiscal 2012: 14.4% to 17.7%; Fiscal 2011: 15.3% to 18.3%); and Aquatic 16.6% (Fiscal 2012: 18.2%; Fiscal 2011: 15.5%).

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

21.	Property, plant and equipment

	Land and buildings $ million	Plant, equipment and vehicles $ million	Assets under construction $ million	Total $ million
Cost
As at December 31, 2011	348.4	699.6	48.6	1,096.6
Additions	1.8	15.9	70.8	88.5
Transfer from assets under construction	7.0	66.3	(73.3)	—
Transfers to assets held for sale or distribution	(89.2)	(140.5)	(4.2)	(233.9)
Disposals	(0.2)	(9.6)	(0.1)	(9.9)
Foreign currency translation	5.3	3.7	0.3	9.3

As at December 31, 2012	273.1	635.4	42.1	950.6
Additions	0.6	10.2	71.2	82.0
Transfer from assets under construction	3.3	62.7	(66.0)	—
Transfers to assets held for sale or distribution	(37.6)	(29.0)	(2.7)	(69.3)
Disposals	(0.3)	(9.5)	—	(9.8)
Foreign currency translation	(0.9)	(12.6)	0.3	(13.2)

As at December 31, 2013	238.2	657.2	44.9	940.3

Accumulated depreciation
As at December 31, 2011	30.1	163.6	—	193.7
Depreciation charge for the period	19.9	113.3	—	133.2
Transfers to assets held for sale or distribution	(11.2)	(55.1)	—	(66.3)
Impairments	3.0	0.3	—	3.3
Disposals	(0.3)	(7.4)	—	(7.7)
Foreign currency translation	0.4	0.8	—	1.2

As at December 31, 2012	41.9	215.5	—	257.4
Depreciation charge for the period	14.2	81.3	—	95.5
Transfers to assets held for sale or distribution	(9.2)	(15.7)	—	(24.9)
Impairments	1.0	0.9	—	1.9
Disposals	(1.1)	(6.9)	—	(8.0)
Foreign currency translation	(0.1)	(4.8)	—	(4.9)

As at December 31, 2013	46.7	270.3	—	317.0

Carrying amount
As at December 31, 2012	231.2	419.9	42.1	693.2

As at December 31, 2013	191.5	386.9	44.9	623.3

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.	Property, plant and equipment continued

Land and buildings include freehold land with a carrying value of $56.6 million (December 31, 2012: $57.9 million; December 31, 2011: $75.8 million) that is not depreciated.

Property, plant and equipment includes assets held under finance leases with a carrying amount of $2.8 million (December 31, 2012: $2.9 million; December 31, 2011: $3.0 million). Obligations under finance leases are secured by a lessor’s charge over the leased assets.

22.	Interests in subsidiaries and associates

A. Non-100% owned Subsidiaries

Several of the Group’s subsidiaries are not 100% owned by the Group. The majority of these entities are 51% owned subsidiaries operating in various Asian countries with the same minority shareholder. Although these subsidiaries (the ‘Unitta Subsidiaries’) represent a number of distinct legal entities established in each of the countries in which they are based, they are managed internally as a single business and are aligned in both structure and operations. For these reasons, the analysis below presents the Unitta Subsidiaries in aggregate. The Unitta Subsidiaries comprise the following legal entities:

Entity name	Country of incorporation
Gates Unita Asia Trading Co. Pte. Limited	Singapore
Gates Korea Company, Limited	Korea
Gates Unitta Korea Company Limited	Korea
Gates Nitta Belt Company, LLC (parent entity of two Chinese operating entities in Shanghai and Suzhou)	USA
Gates Unitta Asia Company	Japan
Gates Unitta Thailand Co., Ltd	Thailand
Gates Unitta India Company Private Limited	India

The table below sets out summarized financial information for the Unitta Subsidiaries:

	Unitta Subsidiaries (51% owned by the Group)
	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Non-current assets	397.9	442.2	485.6
Current assets	254.6	256.8	281.8
Current liabilities	(117.1)	(115.1)	(127.4)
Non-current liabilities	(74.8)	(90.1)	(105.4)

Net Assets	460.6	493.8	534.6

Revenue	508.0	553.5	562.3
Profit or loss	54.5	44.6	58.3
Other comprehensive (loss)/income	(8.8)	0.4	8.3

Net decrease in cash and cash equivalents	(8.2)	(14.7)	(56.4)

There are no significant restrictions on the ability of the Group to access assets or settle liabilities of this or any of its non-100% owned subsidiaries.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	Interests in subsidiaries and associates continued

A. Non-100% owned Subsidiaries (continued)

An analysis of the movement in non-controlling interests relating to the Group’s individually material non-100% owned subsidiaries and, in total, for all other non-100% subsidiaries, is set out below:

	Unitta Subsidiaries (49% non-controlling interest) $ million	Other individually immaterial non-controlling interests $ million	Total non-controlling interests $ million
Balance at January 1, 2012	262.0	6.7	268.7
Share of profit for the year	21.8	1.3	23.1
Share of other comprehensive income	0.6	—	0.6
Share-based incentives	0.5	—	0.5
Shares issued	2.5	—	2.5
Payment of dividends	(44.8)	(0.8)	(45.6)
Foreign currency translation	(0.6)	0.1	(0.5)

Balance at January 1, 2013	242.0	7.3	249.3
Share of profit for the year	26.7	1.8	28.5
Share of other comprehensive income	0.9	—	0.9
Share-based incentives	0.4	—	0.4
Shares issued	2.5	0.2	2.7
Payment of dividends	(32.9)	—	(32.9)
Redemption of subsidiary shares held by minority shareholders	(7.4)	—	(7.4)
Foreign currency translation	(6.6)	0.2	(6.4)

Balance at December 31, 2013	225.6	9.5	235.1

B. Associates

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Carrying amount
At the beginning of the period	6.1	10.3	23.6
Share of profit of associates	0.3	0.3	0.5
Impairments	—	(2.6)	(0.7)
Transfer to net assets on gain of control	—	(0.7)	—
Dividends received from associates	(0.1)	(0.1)	(0.5)

	6.3	7.2	22.9
Additions	—	—	0.4
Disposal of subsidiaries	—	(1.4)	(13.6)
Foreign currency translation	0.1	0.3	0.6

At the end of the period	6.4	6.1	10.3

As at December 31, 2013, the Group’s principal associates were as follows:

Name of company	Country of incorporation	Group’s holding	Nature of business
Pyung Hwa CMB Company Limited	Korea	21%	Rubber compounds
CoLinx LLC	US	20%	e-business and logistics services

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	Investments in associates continued

B. Associates (continued)

Segment analysis of the Group’s investments in associates and of its share of associates’ profit/(loss) for the period:

	Investments in associates		Share of profit/(loss) of associate
	As at December 31, 2013 $ million	As at December 31, 2012 $ million	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
By operating segment
Continuing operations
Gates:
– Gates North America	3.4	3.3	—	—	—
– Gates APAC	3.0	2.8	0.3	0.4	(0.4)

	6.4	6.1	0.3	0.4	(0.4)

Exited segments:
– Powertrain	—	—	—	—	1.7
– Other I&A	—	—	—	—	0.2

	—	—	—	—	1.9

	6.4	6.1	0.3	0.4	1.5

By location
US	3.4	3.3
Asia	3.0	2.8

	6.4	6.1

Financial information on individually immaterial associates:

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Profit or loss from continuing operations	1.9	1.2	0.8
Other comprehensive income	—	—	—

Total comprehensive income	1.9	1.2	0.8

23.	Inventories

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Raw materials and supplies	121.9	121.5
Work in progress	30.7	30.8
Finished goods and goods held for resale	336.4	324.5

	489.0	476.8

As at December 31, 2013, inventories were stated net of an allowance for excess, obsolete or slow-moving items of $30.1 million (December 31, 2012: $35.8 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.	Trade and other receivables

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Current assets
Financial assets:
– Trade receivables (see note 25)	647.7	544.2
– Derivative financial instruments (see note 32)	—	0.5
– Collateralized cash	11.7	14.2
– Other receivables	32.6	40.6

	692.0	599.5

Non-financial assets:
– Prepayments	29.8	30.2

	721.8	629.7

Non-current assets
Financial assets:
– Derivative financial instruments (see note 32)	0.9	0.1
– Other receivables	4.4	4.7

	5.3	4.8

Non-financial assets:
– Prepayments	10.0	16.2

	15.3	21.0

Collateralized cash comprises cash given as collateral under letters of credit for insurance and regulatory purposes and cash held in escrow for the purpose of repaying the loan notes issued by the Group under the Loan Note Alternative in relation to the acquisition of Tomkins (see note 29).

The Group is the beneficiary of a number of corporate-owned life assurance policies against which it borrows from the relevant life assurance company. As at December 31, 2013, the surrender value of the policies was $849.3 million (December 31, 2012: $785.8 million) and the amount outstanding on the related loans was $847.4 million (December 31, 2012: $783.9 million). For accounting purposes, these amounts are offset and the net receivable of $1.9 million (December 31, 2012: $1.9 million) is included in other receivables.

As at December 31, 2013, trade and other receivables amounting to $2.0 million (December 31, 2012: $4.3 million; December 31, 2011: $4.0 million) were secured on the assets of the debtors.

25.	Trade receivables

Trade receivables amounted to $647.7 million (December 31, 2012: $544.2 million), net of an allowance of $6.1 million (December 31, 2012: $6.5 million) for doubtful debts.

The Group has a significant concentration of customers in the US, who accounted for 38.0% (Fiscal 2012: 37.7%; Fiscal 2011: 38.8%) of the Group’s sales from continuing operations during Fiscal 2013. We also have a significant concentration of customers in the automotive industry, which accounted for 52.4% (Fiscal 2012: 52.0%; Fiscal 2011: 53.1%) of the Group’s sales from continuing operations during Fiscal 2013. However, no single customer accounted for more than 10% of the Group’s sales and there were no significant amounts due from any one customer.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25.	Trade receivables continued

Trade receivables may be analyzed as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Amounts neither past due nor impaired	583.9	476.8

Age from invoice date of amounts past due but not impaired:
– Less than 30 days old	12.2	10.9
– Between 30 and 60 days old	14.2	18.9
– Between 61 and 90 days old	14.0	13.6
– More than 90 days old	20.5	19.8

	60.9	63.2

Amounts impaired:
– Total amounts that have been impaired	9.0	10.7
– Allowance for doubtful debts	(6.1)	(6.5)

	2.9	4.2

	647.7	544.2

Movements in the allowance for doubtful debts were as follows:

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
At the beginning of the period	6.5	4.0	0.3
Charge for the period	0.6	3.5	4.2
Transfer to assets held for sale or distribution	(0.3)	(0.5)	(0.1)
Utilized during the period	(0.8)	(0.7)	(0.3)
Released during the period	—	(0.1)	—
Foreign currency translation	0.1	0.3	(0.1)

At the end of the period	6.1	6.5	4.0

Trade receivables are not generally interest-bearing although interest may be charged to customers on overdue accounts.

26.	Available-for-sale investments

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Carrying amount
At the beginning of the period	16.3	1.1	1.4
Additions	—	14.8	—
Fair value gain/(loss) recognized in other comprehensive income	1.3	0.5	(0.4)
Transfers to assets held for sale or distribution	(14.4)	—	—
Foreign currency translation	(0.4)	(0.1)	0.1

At the end of the period	2.8	16.3	1.1

On the disposal of the Schrader businesses in April 2012, the Group received, as part consideration for the disposal, a non-controlling interest in August Topco Company, Inc., the new parent of the disposed entities. Taking into consideration a number of factors, including the lack of quoted market prices for these equity instruments and the nature of the key markets in which the businesses operate, management believes it is not possible to reliably estimate the fair value of the equity instruments held by the Group. Accordingly, the instruments are carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement. As described in note 28, during December 2013, the management committed to a plan to distribute these instruments (and certain other non-core assets) to the indirect owners of the Company and these assets have therefore been transferred to assets held for sale or distribution.

Other available-for-sale investments comprise listed equities.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27.	Cash and cash equivalents

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Cash on hand and demand deposits	321.9	425.9
Term deposits	16.2	5.4

	338.1	431.3

The currency and interest rate profile of cash and cash equivalents, after taking into account the effect of the Group’s currency swaps, was as follows:

	Floating interest rate
	$ million	Weighted average interest rate %	Non-interest bearing $ million	Total $ million
As at December 31, 2013
Currency:
– US dollar	—	—	—	—
– Sterling	66.5	0.2%	0.2	66.7
– Euro	38.9	1.0%	60.0	98.9
– Canadian dollar	25.6	1.1%	1.6	27.2
– Other	97.6	1.7%	47.7	145.3

	228.6		109.5	338.1

As at December 31, 2012
Currency:
– US dollar	183.5	0.1%	10.1	193.6
– Sterling	57.8	0.3%	8.0	65.8
– Euro	11.0	0.8%	26.9	37.9
– Canadian dollar	6.9	1.1%	—	6.9
– Other	91.0	1.7%	36.1	127.1

	350.2		81.1	431.3

28.	Assets held for sale or distribution

During Fiscal 2013, management committed to a distribution of certain of the Group’s non-core assets to the Company’s indirect owners. The assets that will be distributed, which consist of the businesses comprising the Aquatic operating segment, various parcels of vacant real estate in Gates North America and the Schrader equity instruments acquired in Fiscal 2012 (see note 26), which are held in the Corporate segment, have accordingly been classified as assets held for distribution. Aquatic has been reclassified as a discontinued operation (see note 15).

In addition, assets held for sale or distribution at December 31, 2013 and December 31, 2012, included vacant properties held in the Gates North America and Corporate reporting segments that were no longer required by the Group for its manufacturing operations.

Assets classified as held for sale or distribution and directly associated liabilities were as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Assets held for sale or distribution
Other intangible assets	35.7	—
Property, plant and equipment	45.9	6.8
Inventories	8.4	—
Trade and other receivables	8.4	—
Investments	14.4	—
Deferred tax assets	2.1	—

	114.9	6.8

Liabilities directly associated with assets held for sale or distribution
Trade and other payables	(11.0)	—
Provisions	(11.3)	—
Post-employment benefit obligations	(0.4)	—
Deferred tax liabilities	(5.7)	—

	(28.4)	—

	86.5	6.8

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.	Borrowings

	As at December 31, 2013			As at December 31, 2012
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	0.8	—	0.8	2.9	—	2.9

Bank and other loans:
– Secured	2.6	1,657.1	1,659.7	2.2	1,763.3	1,765.5
– Unsecured	8.8	22.5	31.3	12.0	22.1	34.1

	11.4	1,679.6	1,691.0	14.2	1,785.4	1,799.6

	12.2	1,679.6	1,691.8	17.1	1,785.4	1,802.5

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

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•

costs incurred on the arrangement and subsequent re-pricings and amendments of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes and subsequent amendments to the indenture governing those notes; and

•

the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricings of the facilities.

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Carrying amount	1,691.8	1,802.5
Issue costs and interest rate floor adjustment
– Term loans	73.9	109.7
– Second Lien Notes	18.7	22.9
Accrued interest payable
– Term loans	(0.1)	(0.2)
– Second Lien Notes	(7.4)	(10.0)
– 2015 Notes	(0.4)	(0.4)

Principal amount	1,776.5	1,924.5

	As at December 31, 2013			As at December 31, 2012
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	0.8	—	0.8	2.9	—	2.9

Bank and other loans:
– Secured
Term Loan A	12.3	73.9	86.2	12.3	86.4	98.7
Term Loan B	13.7	1,314.9	1,328.6	13.7	1,330.5	1,344.2
Second Lien Notes	—	330.0	330.0	—	445.0	445.0

	26.0	1,718.8	1,744.8	26.0	1,861.9	1,887.9
– Unsecured
2015 Notes	—	21.8	21.8	—	21.3	21.3
Other loan notes	8.3	—	8.3	11.6	—	11.6
Other bank loans	—	0.8	0.8	—	0.8	0.8

	8.3	22.6	30.9	11.6	22.1	33.7

	35.1	1,741.4	1,776.5	40.5	1,884.0	1,924.5

The maturity analysis of the principal amount outstanding is presented in note 33.

Bank loans

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility (‘Revolver’). The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.	Borrowings continued

Bank loans (continued)

Term loans

The Group initially borrowed $300.0 million under the Term Loan A credit facility and $1,700.0 million under the Term Loan B credit facility. Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments, with the balance payable on maturity. During 2013, the Group made amortization payments of $12.3 million (Fiscal 2012: $16.8 million) against Term Loan A and $13.7 million (Fiscal 2012: $14.6 million) against Term Loan B.

As at December 31, 2013, the principal amount outstanding under Term Loan A was $86.2 million (December 31, 2012: $98.7 million) and that under Term Loan B was $1,328.6 million (December 31, 2012: $1,344.2 million).

Prepayments using disposal proceeds

If the Group prepays LIBOR rate loans other than at the end of an applicable interest period, it is required to reimburse the lenders for any consequential losses or expenses. The Group must offer to prepay the Term Loan A credit facility and Term Loan B credit facility with net cash proceeds of asset sales, casualty and condemnation events, incurrence of indebtedness (other than indebtedness permitted to be incurred) and a percentage of excess cash flow based on a total leverage to EBITDA ratio, in each case subject to certain exceptions such as reinvestment rights. During Fiscal 2012, the Group disposed of the businesses constituting its Schrader, Dexter and Air Distribution segments and made prepayments of the debt outstanding under the term loans to the extent of the net cash proceeds received from those asset sales, as determined under the credit agreement. In total, during Fiscal 2012, $36.0 million of the principal amount was prepaid under Term Loan A and $135.5 million of the principal amount was prepaid under Term Loan B to the providers that accepted the offers.

Other repayments made against the term loans

The Group may voluntarily prepay loans or reduce commitments under the Senior Secured Credit Facilities, in whole or in part, subject to minimum amounts without premium or penalty. On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon. On August 17, 2012 and November 9, 2012, further offers to the lenders were made, for which aggregate acceptances to the value of $1.6 million and $9.4 million were received and paid in respect of Term Loan A and Term Loan B respectively. Similar offers were made in Fiscal 2013, with an aggregate value of $0.2 million and $1.9 million repaid in respect of Term Loan A and Term Loan B respectively.

Re-pricing of the term loans

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to interest rate floors.

Effective January 18, 2013, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B. For both term loans, the applicable margin for LIBOR was reduced from 3.0% to 2.75% per annum, with LIBOR being subject to a reduced LIBOR floor of 1.0% (previously 1.25%), and the applicable margin for base rate was reduced from 2.0% to 1.75% per annum, with base rate being subject to a reduced base rate floor of 2.0% (previously 2.25%). As at December 31, 2013, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 3.75% per annum. Management considered that the re-pricing did not cause a substantial change in the net present value of the expected future cash flows in relation to the facilities. Accordingly, the Group has recognized neither a gain nor a loss on the re-pricing and recognized the associated costs of $2.0 million and the associated decrease of $10.9 million in the embedded interest rate derivative as adjustments to the carrying amounts of the borrowings outstanding under the facilities, which will be amortized to profit or loss over the term of the related borrowings using the effective interest method. The next term loan interest rate re-set date is on March 27, 2014.

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

Revolver

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at December 31, 2013, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $50.1 million.

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

Senior Secured Second Lien Notes (‘the Second Lien Notes’)

As at December 31, 2013, the Group had outstanding $330.0 million (December 31, 2012: $445.0 million) 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’), which mature on October 1, 2018.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.	Borrowings continued

Other borrowings

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

On July 24, 2012 and July 10, 2013, the Group issued notice to the holders of the Second Lien Notes of its intention to exercise these call options in full. The resulting prepayments in 2012 and 2013 of aggregate principal amounts of $115.0 million each, plus the required 3% premium and interest accrued up to the redemption dates, were made on September 4, 2012 and September 4, 2013.

In both years, the redemption premium of $3.5 million has been recognized in other finance income/(expense).

Other prepayment options

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

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

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

2015 Notes

When it was acquired by the Group, one of Tomkins plc’s subsidiaries had in issue £250 million 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’).

The 2015 Notes contain a put option giving the holders the option to put their notes to the relevant issuer at par plus accrued interest in the event of a change of control or certain acquisitions and disposals and, in either case, a ratings downgrade occurring as a result of such transaction.

As at December 31, 2013, the principal amount outstanding of the 2015 Notes was £13.2 million ($21.8 million). As at December 31, 2012, the principal amount outstanding of the 2015 Notes was £13.2 million ($21.3 million).

Loan Note Alternative

Under the terms of the acquisition of Tomkins, certain shareholders in Gates Worldwide Limited (formerly Tomkins Limited) elected to receive loan notes rather than cash in respect of all or part of the consideration payable on the purchase of their shares in Gates Worldwide Limited, subject to a maximum aggregate amount of £50 million (the ‘Loan Note Alternative’).

The loan notes fall due for repayment, at par, on December 31, 2015. Each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. At any time, the Group may purchase any of the loan notes at any price by tender, private treaty or otherwise.

During Fiscal 2013, holders of loan notes with a principal amount of £2.1 million ($3.5 million) requested repayment. During Fiscal 2012, holders of loan notes with a principal amount of £2.8 million ($4.5 million) requested repayment. As at December 31, 2013, loan notes with a principal amount of £5.1 million ($8.3 million) were still outstanding under the Loan Note Alternative. As at December 31, 2012, loan notes with a principal amount of £7.2 million ($11.6 million) were still outstanding under the Loan Note Alternative.

The loan notes accrue interest at the higher of 0.8% below LIBOR and 0% (to be next re-set on January 2, 2014).

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.	Borrowings continued

Currency and interest rate profile

The currency and interest rate profile of outstanding borrowings, after taking into account the effect of the Group’s currency swaps, was as follows:

	Floating interest rate		Fixed interest rate			Interest- free
	$ million	Weighted average interest rate %	$ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years	$ million	Total $ million
As at December 31, 2013
Currency:
– US dollar	1,320.0	3.8%	313.7	9.0%	4.7 years	—	1,633.7
– Sterling	8.3	0.0%	22.2	6.1%	1.7 years	0.6	31.1
– Euro	—	—	—	—	—	1.0	1.0
– Canadian dollar	—	—	—	—	—	—	—
– Other	21.0	3.8%	5.0	9.0%	4.7 years	—	26.0

	1,349.3		340.9			1.6	1,691.8

As at December 31, 2012
Currency:
– US dollar	1,314.1	4.3%	425.8	9.0%	5.7 years	0.1	1,740.0
– Sterling	11.6	0.4%	21.7	6.1%	2.7 years	0.6	33.9
– Euro	—	—	—	—	—	0.8	0.8
– Canadian dollar	2.2	1.7%	—	—	—	—	2.2
– Other	19.3	4.3%	6.3	9.0%	5.7 years	—	25.6

	1,347.2		453.8			1.5	1,802.5

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. The compliance with these financial covenants is tested for the twelve month period to the end of each calendar quarter (the ‘test period’). Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.25 times (for the test period ended December 31, 2013, the ratio was 2.99 times). Secondly, the ratio of consolidated EBITDA to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.10 times (for the test period ended December 31, 2013, the ratio was 5.74 times).

For future test periods, the limits against which the financial covenants are tested are fixed at the December 31, 2013 levels of 5.25 times for the total leverage ratio and 2.10 times for the interest coverage ratio.

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

30.	Obligations under finance leases

	Minimum lease payments		Carrying amount
	As at December 31, 2013 $ million	As at December 31, 2012 $ million	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Amounts payable under finance leases
Within one year	0.4	0.4	0.1	0.1
In the second to fifth years, inclusive	1.6	1.5	0.7	0.6
After more than five years	1.5	1.9	1.7	1.9

	3.5	3.8	2.5	2.6
Less: Future finance charges	(1.0)	(1.2)	—	—

	2.5	2.6	2.5	2.6

The Group leases certain of its plant, equipment and vehicles under finance leases. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. As at December 31, 2013, the average effective interest rate was 7.5% (December 31, 2012: 7.3%).

The Group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

31.	Trade and other payables

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Current liabilities
Financial liabilities:
– Trade payables	271.6	278.2
– Other taxes and social security	20.0	19.2
– Derivative financial instruments (see note 32)	0.2	0.3
– Other payables	26.0	23.6

	317.8	321.3

Non-financial liabilities:
– Accruals and deferred income	106.5	107.7

	424.3	429.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 32)	18.9	41.7
– Other payables	11.7	13.2

	30.6	54.9

Non-financial liabilities:
– Accruals and deferred income	0.4	—

	31.0	54.9

Trade payables are generally not interest-bearing but interest may be charged by suppliers on overdue accounts.

32.	Derivative financial instruments

Derivative financial instruments are held in relation to the Group’s financial risk management policy which is described in note 33. The Group does not hold or issue derivatives for speculative purposes.

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at December 31, 2013			As at December 31, 2012
	Assets $ million	Liabilities $ million	Net $ million	Assets $ million	Liabilities $ million	Net $ million
Hedging activities
Translational hedges:
– Currency swaps	0.9	(0.1)	0.8	0.1	(0.1)	—

Transactional hedges:
– Currency forwards	—	(0.2)	(0.2)	0.5	(0.3)	0.2

	0.9	(0.3)	0.6	0.6	(0.4)	0.2

Other items
Embedded derivatives	—	(18.8)	(18.8)	—	(41.6)	(41.6)

	0.9	(19.1)	(18.2)	0.6	(42.0)	(41.4)

Classified as:
– Current	—	(0.2)	(0.2)	0.5	(0.3)	0.2
– Non-current	0.9	(18.9)	(18.0)	0.1	(41.7)	(41.6)

	0.9	(19.1)	(18.2)	0.6	(42.0)	(41.4)

A. Currency derivatives

As at December 31, 2013, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of the Group’s net assets was $131.8 million (December 31, 2012: $89.9 million; December 31, 2011: $81.7 million). Where necessary, the Group has designated these contracts as net investment hedges. During Fiscal 2013, a net fair value gain of $0.3 million (Fiscal 2012: loss of $0.8 million; Fiscal 2011: gain of $3.6 million) in relation to designated net investment hedges was recognized in other comprehensive income.

The currency profile of the Group’s net assets after taking into account translation hedges is presented in note 33.

Also during Fiscal 2013, a net fair value loss of $0.2 million (Fiscal 2012: gain of $2.1 million; Fiscal 2011: loss of $2.2 million) was recognized within operating profit in respect of currency derivatives that were held to provide an economic hedge of transactional currency exposures but were not designated as hedges for accounting purposes.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

32.	Derivative financial instruments continued

B. Other items

Borrowings against the Senior Secured Credit Facilities bear interest at floating rates, subject to a floor (an embedded interest rate derivative). On inception of the facilities, the applicable market interest rate was lower than the floor. Consequently, the floor was required to be separated from the host loan contract. As at December 31, 2013, the fair value of the embedded derivatives was $18.8 million (December 31, 2012: $41.6 million) and during Fiscal 2013, a gain of $11.9 million (Fiscal 2012: loss of $5.4 million; Fiscal 2011: loss of $7.5 million) due to the change in their fair value was recognized as a credit to other finance income/(expense). In addition, as described in note 29, the value of the embedded interest rate derivative was decreased by $10.9 million in connection with the re-pricing of the term loans completed on January 18, 2013.

The Second Lien Notes include certain redemption options as detailed in note 29. The unexpired options as at December 31, 2013 are considered to be closely related to the host contract and have therefore not been required to be separated from the host contract.

33.	Financial risk management

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

B. Summary of financial assets and liabilities

The following table analyses financial assets and liabilities by the categories defined in IAS 39. Financial instruments held at fair value have been categorized into one of three levels to reflect the degree to which observable inputs are used in determining the fair values:

•	‘Level 1’ fair value measurements are those derived without adjustment from quoted prices in active markets for identical assets or liabilities.

•

‘Level 2’ fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	‘Level 3’ fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33.	Financial risk management continued

B. Summary of financial assets and liabilities (continued)

During the periods presented below, there were no transfers of financial instruments between Level 1 and Level 2.

				Fair value through profit or loss
	Loans and receivables $ million	Available- for-sale $ million	Liabilities at amortized cost $ million	Designated hedging relationships $ million	Held for trading $ million	Total carrying value $ million	Fair value $ million
As at December 31, 2013
Financial assets not held at fair value
Trade and other receivables:
– Non-derivative assets	696.4	—	—	—	—	696.4	696.4
Cash and cash equivalents	338.1	—	—	—	—	338.1	338.1
Assets held for sale or distribution	7.0	14.4	—	—	—	21.4	21.4

	1,041.5	14.4	—	—	—	1,055.9	1,055.9
Financial assets held at fair value
Level 1:
– Available-for-sale investments	—	2.8	—	—	—	2.8	2.8
Level 2:
– Trade and other receivables:
Derivative assets	—	—	—	0.9	—	0.9	0.9

	—	2.8	—	0.9	—	3.7	3.7

Total financial assets	1,041.5	17.2	—	0.9	—	1,059.6	1,059.6

Financial liabilities not held at fair value
Trade and other payables:
– Non-derivative liabilities	—	—	(329.3)	—	—	(329.3)	(329.3)
Bank overdrafts	—	—	(0.8)	—	—	(0.8)	(0.8)
Bank and other loans:
– Current	—	—	(11.4)	—	—	(11.4)	(42.4)
– Non-current	—	—	(1,679.6)	—	—	(1,679.6)	(1,777.2)
Obligations under finance leases	—	—	(2.5)	—	—	(2.5)	(2.5)
Liabilities directly associated with assets held for sale or distribution	—	—	(7.2)	—	—	(7.2)	(7.2)

	—	—	(2,030.8)	—	—	(2,030.8)	(2,159.4)

Financial liabilities held at fair value
Level 2:
– Trade and other payables:
Derivative liabilities	—	—	—	(0.1)	(19.0)	(19.1)	(19.1)

	—	—	—	(0.1)	(19.0)	(19.1)	(19.1)

Total financial liabilities	—	—	(2,030.8)	(0.1)	(19.0)	(2,049.9)	(2,178.5)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33.	Financial risk management continued

B. Summary of financial assets and liabilities (continued)

				Fair value through profit or loss
	Loans and receivables $ million	Available- for-sale $ million	Liabilities at amortized cost $ million	Designated hedging relationships $ million	Held for trading $ million	Total carrying value $ million	Fair value $ million
As at December 31, 2012
Financial assets not held at fair value
Trade and other receivables:
– Non-derivative assets	603.7	—	—	—	—	603.7	603.7
Cash and cash equivalents	431.3	—	—	—	—	431.3	431.3
Available-for-sale investments	—	14.4	—	—	—	14.4	14.4

	1,035.0	14.4	—	—	—	1,049.4	1,049.4
Financial assets held at fair value
Level 1:
– Available-for-sale investments	—	1.9	—	—	—	1.9	1.9
Level 2:
– Trade and other receivables:
Derivative assets	—	—	—	0.1	0.5	0.6	0.6

	—	1.9	—	0.1	0.5	2.5	2.5

Total financial assets	1,035.0	16.3	—	0.1	0.5	1,051.9	1,051.9

Financial liabilities not held at fair value
Trade and other payables:
– Non-derivative liabilities	—	—	(334.2)	—	—	(334.2)	(334.2)
Bank overdrafts	—	—	(2.9)	—	—	(2.9)	(2.9)
Bank and other loans:
– Current	—	—	(14.2)	—	—	(14.2)	(51.3)
– Non-current	—	—	(1,785.4)	—	—	(1,785.4)	(1,947.9)
Obligations under finance leases	—	—	(2.6)	—	—	(2.6)	(2.6)

	—	—	(2,139.3)	—	—	(2,139.3)	(2,338.9)

Financial liabilities held at fair value
Level 2:
– Trade and other payables:
Derivative liabilities	—	—	—	(0.1)	(41.9)	(42.0)	(42.0)

	—	—	—	(0.1)	(41.9)	(42.0)	(42.0)

Total financial liabilities	—	—	(2,139.3)	(0.1)	(41.9)	(2,181.3)	(2,380.9)

Available-for-sale investments (Level 1), other than the Schrader equity instruments acquired in Fiscal 2012 (see note 26), are listed and are valued by reference to quoted market prices. The Schrader equity instruments are unlisted and management does not believe that a reliable estimate of their fair value can be determined. These instruments are therefore carried at cost, being the value of $14.4 million ascribed to them under the disposal agreement.

Cash and cash equivalents (Level 1) largely attract floating interest rates. Accordingly, their carrying amounts are considered to be approximately fair value. Non-derivative trade and other receivables and non-derivative trade and other payables are also considered to approximate to their fair values.

Bank and other loans principally comprise borrowings under the Senior Secured Credit Facilities (Level 2), the 2015 Notes (level 1), the Second Lien Notes (Level 1) and other loan notes (Level 1). Borrowings under the Senior Secured Credit Facilities attract interest at floating rates and their principal amounts are considered to approximate to fair value. The 2015 Notes and the Second Lien Notes are traded securities and their fair value is based on their quoted market prices.

Finance lease obligations (Level 3) attract fixed interest rates that are implicit in the lease rentals and their fair value has been assessed by reference to prevailing market interest rates.

Derivative assets and liabilities (level 2) represent the fair value of foreign currency and interest rate derivatives held by the Group at the balance sheet date together with embedded interest rate derivatives that were required to be separated from their host loan contracts. Foreign currency derivatives are valued by reference to prevailing forward exchange rates. Embedded interest rate derivatives are valued using a valuation model incorporating assumptions on expected forward interest rates and estimated debt prepayments.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33.	Financial risk management continued

C. Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s portfolio of cash and cash equivalents is managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the institutions with which it holds deposits. Similar considerations are given to the Group’s portfolio of derivative financial instruments. As at December 31, 2013, 89% (December 31, 2012: 94%) of the Group’s cash and cash equivalents were held with institutions rated at least A-1 by Standard & Poor’s or P-1 by Moody’s. Credit risk disclosures with respect to trade receivables are set out in note 25.

Management considers the Group’s maximum exposure to credit risk to be as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Trade and other receivables:
– Derivative assets	0.9	0.6
– Non-derivative assets	696.4	603.7

	697.3	604.3
Cash and cash equivalents	338.1	431.3

	1,035.4	1,035.6

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

As at December 31, 2013, the Group had a committed revolving credit facility of $300.0 million that expires on September 29, 2015, which was undrawn for cash but against which there were outstanding letters of credit amounting to $50.1 million (December 31, 2012: $55.6 million). Also, the Group had drawn $0.8 million (December 31, 2012: $2.9 million) against uncommitted borrowing facilities and had outstanding performance bonds, letters of credit and bank guarantees amounting to $31.0 million (December 31, 2012: $32.0 million), in addition to those outstanding under the revolving credit facility. Overall, therefore, the Group’s committed borrowing headroom was $218.1 million (December 31, 2012: $209.5 million), in addition to cash balances of $349.8 million (December 31, 2012: $445.5 million), including collateralized cash of $11.7 million (December 31, 2012: $14.2 million).

The expected timing of contractual cash flows relating to the Group’s financial liabilities and related financial assets are as follows:

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at December 31, 2013
Bank overdrafts	(0.8)	—	—	—	—	—	(0.8)
Bank and other loans:
– Principal	(34.3)	(109.5)	(1,301.3)	(0.2)	(330.1)	(0.3)	(1,775.7)
– Interest payments	(83.8)	(82.2)	(66.2)	(29.7)	(29.7)	—	(291.6)
Finance lease obligations	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(1.5)	(3.5)
Trade and other payables:
– Non-derivative liabilities	(317.6)	(11.7)	—	—	—	—	(329.3)

Cash flows on non-derivative liabilities	(436.9)	(203.8)	(1,367.9)	(30.3)	(360.2)	(1.8)	(2,400.9)

Cash flows on derivative liabilities:
– Payments	(11.0)	—	—	—	—	—	(11.0)
– Receipts	10.8	—	—	—	—	—	10.8

	(0.2)	—	—	—	—	—	(0.2)

Cash flows on financial liabilities	(437.1)	(203.8)	(1,367.9)	(30.3)	(360.2)	(1.8)	(2,401.1)

Cash flows on related derivative assets:
– Payments	(120.2)	—	—	—	—	—	(120.2)
– Receipts	120.7	—	—	—	—	—	120.7

	0.5	—	—	—	—	—	0.5

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33.	Financial risk management continued

D. Liquidity risk (continued)

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at December 31, 2012
Bank overdrafts	(2.9)	—	—	—	—	—	(2.9)
Bank and other loans:
– Principal	(37.6)	(26.2)	(109.2)	(1,303.1)	(0.1)	(445.4)	(1,921.6)
– Interest payments	(102.3)	(101.2)	(99.4)	(81.5)	(40.1)	(40.1)	(464.6)
Finance lease obligations	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(1.9)	(3.8)
Trade and other payables:
– Non-derivative liabilities	(321.0)	(13.2)	—	—	—	—	(334.2)

Cash flows on non-derivative liabilities	(464.2)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.1)

Cash flows on derivative liabilities:
– Payments	(53.3)	—	—	—	—	—	(53.3)
– Receipts	53.1	—	—	—	—	—	53.1

	(0.2)	—	—	—	—	—	(0.2)

Cash flows on financial liabilities	(464.4)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.3)

Cash flows on related derivative assets:
– Payments	(35.5)	—	—	—	—	—	(35.5)
– Receipts	35.0	—	—	—	—	—	35.0

	(0.5)	—	—	—	—	—	(0.5)

The Group’s exposure to liquidity risk by currency may be assessed by analyzing these expected future net cash flows on financial liabilities and related financial assets as follows:

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at December 31, 2013
– US dollar	(255.7)	(177.2)	(1,367.4)	(29.8)	(359.7)	—	(2,189.8)
– Sterling	(28.2)	(23.2)	—	—	—	—	(51.4)
– Euro	29.4	(2.1)	(0.5)	(0.5)	(0.5)	(1.8)	24.0
– Canadian dollar	(12.8)	—	—	—	—	—	(12.8)
– Other	(169.3)	(1.3)	—	—	—	—	(170.6)

	(436.6)	(203.8)	(1,367.9)	(30.3)	(360.2)	(1.8)	(2,400.6)

As at December 31, 2012
– US dollar	(233.9)	(135.5)	(185.9)	(1,384.5)	(40.1)	(485.1)	(2,465.0)
– Sterling	(64.9)	(1.3)	(22.6)	—	—	—	(88.8)
– Euro	(17.3)	(1.8)	(0.4)	(0.5)	(0.5)	(2.3)	(22.8)
– Canadian dollar	(15.1)	—	—	—	—	—	(15.1)
– Other	(133.7)	(2.4)	—	—	—	—	(136.1)

	(464.9)	(141.0)	(208.9)	(1,385.0)	(40.6)	(487.4)	(2,727.8)

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

Floating interest payments are estimated based on market spot interest rates prevailing at the balance sheet date.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33.	Financial risk management continued

E. Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows associated with, a financial instrument will fluctuate because of changes in market interest rates. Where necessary, the desired interest rate profile of net debt in each currency is achieved by entering into interest rate derivative contracts. As at December 31, 2013 and December 31, 2012, the Group held no interest rate derivative contracts.

The interest rate profile of the Group’s financial assets and liabilities was as follows:

	As at December 31, 2013				As at December 31, 2012
	Interest-bearing				Interest-bearing
	Floating rate $ million	Fixed rate $ million	Non-interest bearing $ million	Total $ million	Floating rate $ million	Fixed rate $ million	Non-interest bearing $ million	Total $ million
Financial assets
Trade and other receivables	11.1	—	686.2	697.3	13.8	—	590.5	604.3
Available-for-sale investments	—	—	2.8	2.8	—	—	16.3	16.3
Cash and cash equivalents (see note 27)	228.6	—	109.5	338.1	350.2	—	81.1	431.3

	239.7	—	798.5	1,038.2	364.0	—	687.9	1,051.9
Financial liabilities
Trade and other payables	—	—	(348.4)	(348.4)	—	—	(376.2)	(376.2)
Borrowings (see note 29)	(1,349.3)	(340.9)	(1.6)	(1,691.8)	(1,347.2)	(453.8)	(1.5)	(1,802.5)
Obligations under finance leases	—	(2.5)	—	(2.5)	—	(2.6)	—	(2.6)

	(1,349.3)	(343.4)	(350.0)	(2,042.7)	(1,347.2)	(456.4)	(377.7)	(2,181.3)

	(1,109.6)	(343.4)	448.5	(1,004.5)	(983.2)	(456.4)	310.2	(1,129.4)

On the assumption that the change in interest rates is applied to the Group’s financial assets and liabilities at the balance sheet date, an increase of 50 basis points in prevailing interest rates would increase the Group’s profit before tax by $1.2 million and a decrease of 50 basis points would decrease the Group’s profit before tax by $2.3 million. Borrowings under the Senior Secured Credit Facilities bear interest at floating rates, but are subject to a floor, which, as at December 31, 2013, was a LIBOR floor of 1%. The Revolver is subject to a LIBOR floor of 1.75%, but as at December 31, 2013, there were no cash drawings under this facility. If the LIBOR floor was not effective, an increase of 50 basis points in the prevailing interest rates applied to the Group’s financial assets and liabilities at the balance sheet date would decrease the Group’s profit before tax by $5.8 million and a decrease of 50 basis points would increase the Group’s profit before tax by $1.2 million.

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

The Group’s exposure to currency risk, after taking into account currency swaps, was as follows:

	Net foreign currency financial assets/(liabilities)
	US dollar $ million	Sterling $ million	Euro $ million	Canadian dollar $ million	Other $ million	Total $ million
As at December 31, 2013
Functional currency of entity:
– US dollar	—	41.9	(0.8)	—	26.2	67.3
– Sterling	(1.6)	—	2.2	—	(0.2)	0.4
– Euro	(10.0)	1.4	—	(0.5)	(0.1)	(9.2)
– Canadian dollar	(1.3)	—	(0.1)	—	(0.6)	(2.0)
– Other	(3.8)	(3.0)	31.0	(0.7)	—	23.5

	(16.7)	40.3	32.3	(1.2)	25.3	80.0

As at December 31, 2012
Functional currency of entity:
– US dollar	—	38.7	17.3	2.1	(0.5)	57.6
– Sterling	(0.5)	—	3.5	—	(0.3)	2.7
– Euro	(7.2)	1.7	—	(0.3)	(0.2)	(6.0)
– Canadian dollar	2.0	—	(0.1)	—	(0.7)	1.2
– Other	9.6	(3.6)	18.9	(1.0)	—	23.9

	3.9	36.8	39.6	0.8	(1.7)	79.4

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

33.	Financial risk management continued

F. Currency risk (continued)

On the assumption that the change in exchange rates is applied to the risk exposures in existence at the balance sheet date and that designated net investment hedges are 100% effective, an increase or decrease of 10% in the value of the functional currencies of the entities concerned against the currencies in which the financial assets and liabilities are denominated would increase or decrease the Group’s profit before tax by $8.0 million (December 31, 2012: $7.9 million).

Currency translation exposures on the Group’s net assets, taking into account designated currency translation derivatives, were as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Currency
– US dollar	(205.4)	(224.0)
– Sterling	115.6	106.7
– Euro	523.3	447.7
– Canadian dollar	270.5	260.3
– Other	1,327.6	1,353.2

	2,031.6	1,943.9

34.	Post-employment benefit obligations

A. Background

The Group operates pension plans throughout the world, covering the majority of its employees. The plans are structured to accord with local conditions and practices in each country and include defined contribution plans and defined benefit plans.

The Group provides defined contribution pension benefits in most of the countries in which it operates; in particular, the majority of the Group’s employees in the US are entitled to such benefits. Contributions payable by the Group, including discontinued operations, to these plans during Fiscal 2013 amounted to $20.8 million (Fiscal 2012: $28.9 million; Fiscal 2011: $31.9 million). At the balance sheet date, the Group had not paid over to the plans contributions due amounting to $8.1 million (December 31, 2012: $8.7 million).

The Group operates defined benefit pension plans in several countries; in particular, in the US and the UK. Generally, the pension benefits provided under these plans are based upon pensionable salary and the period of service of the individual employees. The assets of the plans are held separately from those of the Group in funds that are under the control of trustees. The extent of the powers of the trustees, in particular in respect of funding and investment strategy, varies and is dependent on local regulations and the specific rules of each defined benefit pension plan. Payments made to these plans principally comprise funding contributions negotiated with the trustees which are determined in accordance with local regulations to ensure that appropriate funding levels are maintained and funding deficits are closed over a reasonable period of time. All of the defined benefit pension plans operated by the Group are closed to new entrants. In addition to the funded defined benefit pension plans, the Group has unfunded defined benefit obligations to certain current and former employees. Benefits in payment are funded directly by the Group.

The Group also provides other post-employment benefits, principally health and life insurance cover, to certain of its employees in North America. These plans, which are unfunded, are defined benefit plans.

B. Summary of financial effect on comprehensive income

An analysis of the effect of providing post-employment benefits on the Group’s results is set out below.

	Pensions				Other post-employment benefits
Fiscal 2013	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million
Defined contribution plans	19.9	—	0.9	20.8	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	2.4	—	—	2.4	0.2	—	—	0.2
– Administrative costs	2.3	—	—	2.3	0.1	—	—	0.1
– Plan amendments	—	—	—	—	(1.1)	—	—	(1.1)
– Net interest cost	—	2.2	—	2.2	—	4.1	—	4.1

	4.7	2.2	—	6.9	(0.8)	4.1	—	3.3

Recognized in equity:
– Net actuarial loss/(gain)				1.3				(15.1)
– Effect of the asset ceiling				(0.3)				—

				1.0				(15.1)

				7.9				(11.8)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	Post-employment benefit obligations

B. Summary of financial effect on comprehensive income (continued)

	Pensions				Other post-employment benefits
Fiscal 2012*	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million
Defined contribution plans	21.0	—	7.9	28.9	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	2.3	—	—	2.3	0.1	—	—	0.1
– Administrative costs	2.4	—	0.6	3.0	—	—	—	—
– Net Interest	—	1.7	0.5	2.2	—	5.2	0.5	5.7

	4.7	1.7	1.1	7.5	0.1	5.2	0.5	5.8

Recognized in equity:
– Net actuarial loss				87.4				2.2
– Effect of the asset ceiling				(40.4)				—

				47.0				2.2

				54.5				8.0

*	Restated (see note 3A)

	Pensions				Other post-employment benefits
Fiscal 2011*	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million	Operating profit $ million	Finance charges $ million	Profit from discontinued operations $ million	Total $ million
Defined contribution plans	29.7	—	2.2	31.9	—	—	—	—

Defined benefit plans
Recognized in profit or loss:
– Current service cost	2.6	—	0.6	3.2	0.1	—	—	0.1
– Administrative costs	3.5	—	0.9	4.4	—	—	—	—
– Settlement and curtailments	—	—	(3.1)	(3.1)	—	—	—	—
– Net interest cost	—	5.1	0.8	5.9	—	6.1	0.4	6.5

	6.1	5.1	(0.8)	10.4	0.1	6.1	0.4	6.6

Recognized in equity:
– Net actuarial (gain)/loss				(52.1)				2.0
– Effect of the asset ceiling				35.0				—

				(17.1)				2.0

				(6.7)				8.6

*	Restated (see note 3A)

C. Summary of financial effect on the balance sheet

The net liability recognized in the Group’s balance sheet in respect of defined benefit plans and its presentation in the balance sheet are set out below:

	As at December 31, 2013				As at December 31, 2012
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
Pensions
Present value of benefit obligation:
– Funded	468.3	487.0	117.2	1,072.5	533.5	459.6	132.5	1,125.6
– Unfunded	29.8	0.2	1.5	31.5	33.7	0.2	0.9	34.8

	498.1	487.2	118.7	1,104.0	567.2	459.8	133.4	1,160.4
Fair value of plan assets	(473.1)	(508.6)	(97.1)	(1,078.8)	(533.1)	(483.3)	(100.1)	(1,116.5)

	25.0	(21.4)	21.6	25.2	34.1	(23.5)	33.3	43.9
Effect of the asset ceiling	5.1	26.9	—	32.0	—	30.3	—	30.3

Net liability	30.1	5.5	21.6	57.2	34.1	6.8	33.3	74.2

Other benefits (unfunded)
Present value of benefit obligation	62.7	—	30.6	93.3	81.0	—	34.3	115.3

	92.8	5.5	52.2	150.5	115.1	6.8	67.6	189.5

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	Post-employment benefit obligations continued

C. Summary of financial effect on the balance sheet (continued)

The net liability is presented in the Group’s balance sheet as follows:

	As at December 31, 2013			As at December 31, 2012
	Pensions $ million	Other benefits $ million	Total $ million	Pensions $ million	Other benefits $ million	Total $ million
Surpluses	(11.5)	—	(11.5)	(0.7)	—	(0.7)
Deficits	68.3	93.3	161.6	74.9	115.3	190.2

	56.8	93.3	150.1	74.2	115.3	189.5
Liabilities directly associated with assets held for distribution (see note 28)	0.4	—	0.4	—	—	—

Net liability	57.2	93.3	150.5	74.2	115.3	189.5

Assumptions

The significant financial assumptions used in the actuarial valuations of the defined benefit pension plans were as follows:

	As at December 31, 2013			As at December 31, 2012
	US % per annum	UK % per annum	Other countries % per annum	US % per annum	UK % per annum	Other countries % per annum
Salary increases	Age-graded	4.500%	3.108%	Age-graded	4.250%	3.111%
Increase to pensions in payment	n/a	3.500%	1.750%	n/a	3.250%	1.750%
Increase to deferred pensions	n/a	3.500%	1.750%	n/a	3.250%	1.750%
Discount rate	4.625%	4.375%	3.744%	3.750%	4.375%	3.366%
Inflation rate	n/a	3.500%	1.863%	n/a	3.250%	1.858%

The significant demographic assumptions underlying the benefit obligations of the Group’s principal pension plans were as follows:

		As at December 31, 2013			As at December 31, 2012
		US Years	UK Years	Other countries Years	US Years	UK Years	Other countries Years
Current pensioners (at age 65)	– male	18.8	23.5	20.2	18.7	23.5	19.4
	– female	20.8	25.5	22.5	20.7	25.5	21.8
Future pensioners (at age 65)	– male	18.8	25.8	21.3	18.7	25.8	19.4
	– female	20.8	27.8	23.2	20.7	27.8	21.8

D. Pensions

Sensitivity analysis

The table below provides an indication of the potential impact on the defined benefit obligation as at December 31, 2013 of a reasonably possible change in each of the above assumptions:

	Level of change in assumption	US	UK	Other
Salary increases	0.5% increase	no change	0.1% increase	0.4% increase
Increase to pensions in payment	0.5% increase	n/a	4.2% increase	0.3% increase
Discount rate	0.5% decrease	4.3% increase	9.4% increase	6.2% increase
Mortality rates	1 year improvement	3.1% increase	2.1% increase	2.0% increase

Although it is likely that any change in one of the significant assumptions will have an impact on one or more of the other assumptions, this relationship cannot be easily determined and hence the above analysis presents only the impact of such changes to each assumption in isolation.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	Post-employment benefit obligations continued

D. Pensions (continued)

Benefit obligation

Changes in the present value of the benefit obligation were as follows:

	Fiscal 2013				Fiscal 2012*
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	567.2	459.8	133.4	1,160.4	624.8	382.7	128.9	1,136.4
Current service cost	—	0.3	2.1	2.4	—	0.4	1.9	2.3
Administrative expenses	0.9	1.2	0.2	2.3	1.5	1.3	0.2	3.0
Settlements	—	—	—	—	(0.1)	—	—	(0.1)
Interest cost	20.3	19.0	4.6	43.9	27.1	17.9	4.4	49.4
Net actuarial loss/(gain) arising from:
– changes in demographic assumptions	1.6	3.8	1.5	6.9	2.9	1.7	(0.1)	4.5
– changes in financial assumptions	(37.7)	13.1	(4.6)	(29.2)	72.8	56.0	8.2	137.0
Disposal of subsidiaries	—	—	—	—	(104.7)	—	(1.9)	(106.6)
Employees’ contributions	—	—	—	—	—	0.1	—	0.1
Benefits paid	(54.2)	(19.5)	(9.1)	(82.8)	(57.1)	(18.4)	(8.0)	(83.5)
Foreign currency translation	—	9.5	(9.4)	0.1	—	18.1	(0.2)	17.9

At the end of the period	498.1	487.2	118.7	1,104.0	567.2	459.8	133.4	1,160.4

*	Restated (see note 3A)

The weighted average duration of the Group’s defined benefit pension obligations may be summarized as follows:

	As at December 31, 2013			As at December 31, 2012
	US Years	UK Years	Other countries Years	US Years	UK Years	Other countries Years
Funded plans	8.9	17.7	11.3	9.3	16.9	11.2
Unfunded plans	9.8	22.0	8.1	9.6	23.0	8.4
All pension plans	8.9	17.7	11.3	9.8	16.9	11.1

Plan assets

Changes in the fair value of plan assets were as follows:

	Fiscal 2013				Fiscal 2012*
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	533.1	483.3	100.1	1,116.5	596.0	444.1	94.6	1,134.7
Interest income	19.4	20.3	3.3	43.0	26.9	21.0	3.3	51.2
Settlements	—	—	—	—	(0.1)	—	—	(0.1)
Net actuarial (loss)/gain arising from:
– changes in financial assumptions	(28.3)	(0.7)	5.4	(23.6)	47.2	2.1	4.8	54.1
Disposal of subsidiaries	—	—	—	—	(101.4)	—	—	(101.4)
Employer’s contributions	3.1	14.3	4.8	22.2	21.6	13.0	4.6	39.2
Employees’ contributions	—	0.1	—	0.1	—	0.1	—	0.1
Benefits paid	(54.2)	(19.5)	(9.1)	(82.8)	(57.1)	(18.4)	(8.0)	(83.5)
Foreign currency translation	—	10.8	(7.4)	3.4	—	21.4	0.8	22.2

At the end of the period	473.1	508.6	97.1	1,078.8	533.1	483.3	100.1	1,116.5

*	Restated (see note 3A)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	Post-employment benefit obligations continued

D. Pensions (continued)

The fair value of plan assets by asset category was as follows:

	As at December 31, 2013				As at December 31, 2012
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
Assets with a quoted market price in an active market:
– Cash and cash equivalents	13.1	1.5	0.3	14.9	—	—	0.8	0.8

					—	—	0.8	0.8

Assets without a quoted market price in an active market
– Corporate securities	—	55.6	4.5	60.1	322.4	33.4	42.8	398.6
– Equity instruments	—	102.9	35.3	138.2	—	150.1	47.9	198.0
– Government securities	453.5	289.9	48.9	792.3	193.0	299.8	—	492.8
– Interest rate swap contracts	—	—	—	—	3.4	—	—	3.4
– Annuities	6.5	58.7	8.1	73.3	14.3	—	8.6	22.9

	460.0	507.1	96.8	1,063.9	533.1	483.3	99.3	1,115.7

	473.1	508.6	97.1	1,078.8	533.1	483.3	100.1	1,116.5

Plan assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group.

The return and risk expectations for each asset class incorporate assumptions about historical return relationships, current financial market conditions and the degree of global capital market integration. The assumptions used have been derived from rigorous historical performance analysis combined with forward-looking views of the financial markets as revealed through the yield on long-term bonds. The actuaries review analyses of historical risk and the correlation of the return on asset classes and apply subjective judgment based on their knowledge of the Group’s plans. The result of this analysis is incorporated into a risk matrix from which expected long-term risk premiums for each asset class are developed.

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

Asset ceiling

Changes in the limits applied to net defined benefit assets were as follows:

	Fiscal 2013				Fiscal 2012
	US $ million	UK $ million	Other countries $ million	Total $ million	US $ million	UK $ million	Other countries $ million	Total $ million
At the beginning of the period	—	30.3	—	30.3	6.9	57.7	—	64.6
Interest expense	—	1.3	—	1.3	0.4	3.6	—	4.0
Change in the asset ceiling	5.1	(5.4)	—	(0.3)	(7.3)	(33.1)	—	(40.4)
Foreign currency translation	—	0.7	—	0.7	—	2.1	—	2.1

At the end of the period	5.1	26.9	—	32.0	—	30.3	—	30.3

Expected future contributions

The Group expects to make contributions of approximately $28 million to defined benefit pension plans during 2014.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	Post-employment benefit obligations continued

E. Other post-employment benefits

Assumptions

There are no significant demographic actuarial assumptions used in valuing the benefit obligation arising from other post-employment benefit plans. The weighted averages of the significant financial assumptions used in the actuarial valuations of these plans were as follows:

	As at December 31, 2013 % per annum	As at December 31, 2012 % per annum	As at December 31, 2011 % per annum
Discount rate	4.54%	3.75%	4.74%
Medical cost inflation rate	9.15%	9.50%	7.95%

The Group’s other post-employment benefit plans are unfunded. Accordingly, the liability recognized in the Group’s balance sheet in respect of these plans represents the present value of the benefit obligation.

The sensitivity of the benefit obligation to changes in the significant assumptions used in the actuarial valuations as at December 31, 2013 may be summarized as follows:

	Increase of one percentage point $ million	Decrease of one percentage point $ million
Discount rate	0.4	(0.3)
Medical cost inflation rate	6.1	(5.2)

Although it is likely that any change in either of the significant assumptions above will have an impact on one or more of the other assumptions, this relationship cannot be easily determined and hence the above analysis presents only the impact of such changes to each assumption in isolation.

Benefit obligation

Changes in the present value of the benefit obligation were as follows:

	Fiscal 2013 $ million	Fiscal 2012 $ million
At the beginning of the period	115.3	126.4
Current service cost	0.2	0.1
Administrative expenses	0.1	—
Plan amendments	(1.1)	—
Interest cost	4.1	5.7
Net actuarial (gain)/loss arising from:
– changes in demographic assumptions	(8.6)	0.2
– changes in financial assumptions	(6.5)	2.0
Disposal of subsidiaries	—	(8.8)
Benefits paid	(7.9)	(11.1)
Foreign currency translation	(2.3)	0.8

At the end of the period	93.3	115.3

The weighted average active duration of the Group’s other post-employment benefit plans as at December 31, 2013 is 9.1 years (December 31, 2012: 9.0 years).

Expected future contributions

The Group expects to make contributions of approximately $8 million to the other post-employment benefit plans during 2014.

35.	Share-based incentives

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

A. Share scheme modifications

On December 12, 2012, in anticipation of the return of capital completed on December 18, 2012, certain equitable adjustments were made to awards outstanding under the equity incentive plans to compensate participants for the adverse impact of the return of capital on those awards. These adjustments included the grant of additional awards, adjustments to the calculation of exercise prices and cash compensation. As the grants of additional awards and exercise price adjustments were made in order to preserve the value of awards previously made, no additional charge has been recognized in respect of those modifications to the equity incentive plans. The cash compensation of $22.7 million was recognized within administrative expenses as an employee cost in 2012.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35.	Share-based incentives continued

B. Share options

The specific adjustments made in respect of each type of share-based award is detailed under the relevant heading below.

Variable Options

The Company has established an equity incentive plan under which the Group’s senior executives were granted options to purchase ordinary ‘B’ shares (‘B Shares’), named the Variable Options. During Fiscal 2013, the compensation expense recognized in relation to the Variable Options was $13.4 million (Fiscal 2012: $44.6 million; Fiscal 2011: $80.4 million).

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

During Fiscal 2013, an additional 2,612 shares (Fiscal 2012: 1,041 shares) were issued to management on the same terms as those granted in 2010 with the exception that the Initial Exercise Price was increased to $2,185.50 (Fiscal 2012: $2,358.80).

As explained under part A above, during December 2012, certain equitable adjustments were made to the equity incentive plans. The resulting modification made to the Variable Options was to reduce the exercise price of each tier to give effect to the return of capital.

The fair value of the Variable Options at their grant date was measured using a Monte Carlo valuation model as follows:

	Fiscal 2013	Fiscal 2012
Fair value:
– First tier	$705	$1,167
– Second tier	$546	$931
– Third tier	$497	$875
Inputs to the model:
– Share price at the grant date	$2,186	$2,359
– Exercise prices at the grant date:
Tier I	$2,186	$2,359
Tier II	$2,188	$2,611
Tier III	$2,337	$2,677
– Expected volatility	61.7%	64.6%
– Expected option life	5 years	5 years
– Risk-free interest rate	0.59%	1.25%
– Expected dividends	nil	nil

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35.	Share-based incentives continued

B. Share options (continued)

Variable Options continued

Details of the Variable Options outstanding as at December 31, 2013 were as follows:

	Fiscal 2013		Fiscal 2012
	Options Number	Exercise Price $	Options Number	Exercise Price $
Outstanding at the beginning of the period
– First tier	115,708	$1,272	111,831	$2,148
– Second tier	38,564	$2,186	37,273	$2,534
– Third tier	38,563	$2,336	37,284	$2,591

	192,835	$1,668	186,388	$2,314
Movements during the period
Granted during the period:
– First tier	1,568	$1,270	4,223	$2,359
– Second tier	522	$2,188	1,409	$2,611
– Third tier	522	$2,337	1,409	$2,677

Forfeited during the period:
– First tier	—	—	(346)	$2,255
– Second tier	—	—	(118)	$2,925
– Third tier	—	—	(130)	$3,028

Outstanding at the end of the period
– First tier	117,276	$1,383	115,708	$1,272
– Second tier	39,086	$2,733	38,564	$2,186
– Third tier	39,085	$2,978	38,563	$2,336

	195,447	$1,972	192,835	$1,668

Exercisable at the end of the period	195,447	$1,972	145,919	$1,680

If the Variable Options remain outstanding but unexercised, they will expire on the tenth anniversary of the grant date. As at December 31, 2013, the Variable Options had a remaining contractual life of 6.75 years.

C. Other share awards

Replacement Options

On the acquisition of Tomkins, certain executives who are not resident in the US were given the opportunity to cancel their vested awards under the Performance Share Plan (‘PSP’) that was operated by Gates Worldwide Limited in exchange for awards of options, named the Replacement Options, to purchase equity interests in the Company. In the event, Replacement Options over 17,640 B Shares were granted to participating executives. Each Replacement Option has a nominal exercise price and vested immediately on grant. As such, the Replacement Options had a fair value at their grant date that was equal to the fair value of the vested awards under the PSP that they replaced, which was the equivalent of the offer price of 325 pence per ordinary share in Gates Worldwide Limited. Accordingly, the fair value of the Replacement Options granted, which amounted to $34.9 million, was recognized by the Group as part of the consideration paid to acquire Tomkins.

No Replacement Options were issued or settled during Fiscal 2013. As at December 31, 2013, Replacement Options over 16,978 B Shares remained outstanding. If these Replacement Options remain outstanding but unexercised, they will expire on the tenth anniversary of the grant date. As at December 31, 2013, the Replacement Options had a remaining contractual life of 6.75 years.

As explained under part A above, during December 2012, certain equitable adjustments were made to the equity incentive plans. No amendments were made to the number of outstanding Replacement Options, or to the terms of those options. Instead, it was decided that a cash payment of $22.7 million was to be paid to holders of the Replacement Options to compensate them for the adverse impact of the return of capital on those awards. This compensation has been recognized within administrative expenses for Fiscal 2012 as an employee cost.

Retention Awards

Following the acquisition of Tomkins, awards over 3,647 B Shares, named the Retention Awards, were granted to certain executives. During Fiscal 2013, the compensation expense recognized in relation to the Retention Awards was $0.4 million (Fiscal 2012: $1.4 million; Fiscal 2011: $4.5 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35.	Share-based incentives continued

C. Other share awards (continued)

Retention Awards continued

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

Movements in the number of awards during Fiscal 2013 may be analyzed as follows:

	Fiscal 2013	Fiscal 2012
	Options Number	Options Number
Outstanding at the beginning of the period	5,267	3,647
Forfeited during the period	—	(349)
Additional units issued as a result of the return of capital	—	1,969

Outstanding at the end of the period	5,267	5,267

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

Movements in the number of awards during Fiscal 2013 may be analyzed as follows:

	Fiscal 2013		Fiscal 2012
	Bonus Shares Number	Deferred Share Rights Number	Bonus Shares Number	Deferred Share Rights Number
Outstanding at the beginning of the period	1,486	5,950	852	1,704
New awards issued during the period in respect of the prior period	422	844	520	1,043
New awards issued during the period in respect of the current period	528	1,052	725	1,718
Awards settled during the period	(339)	(887)	(611)	(235)
Awards forfeited during the period	—	(354)	—	(500)
Additional units issued as a result of the return of capital	—	—	—	2,220

Outstanding at the end of the period	2,097	6,605	1,486	5,950

In addition to the awards issued in the table above, 289 B Shares, representing the share element of the bonuses earned under ABIP during the fourth quarter of Fiscal 2013, had not yet been issued as at December 31, 2013.

During Fiscal 2013, primarily as a result of the business and executive severance and reorganization in North America, the Company bought back a total of 339 Bonus Shares from ABIP participants and settled 887 Deferred Share Rights at their respective fair values on the dates of settlement. A further 354 Deferred Share Rights were forfeited during the period.

As a result of the disposal of businesses during 2012 and executive restructurings, 611 Bonus Shares were bought back from ABIP participants, 500 Deferred Share Rights were forfeited during the period and a further 235 Deferred Share Rights were settled at their respective fair values on the dates of settlement. In addition, certain executives of businesses in the Air Distribution segment retained a total of 760 Deferred Share Rights, with no changes to the terms or vesting conditions. As no future benefit will accrue to the Group from the services of these executives, the remaining unrecognized charge in relation to these awards was recognized in full in Fiscal 2012. During Fiscal 2013, a total of 255 of these awards were settled or forefeited as a result of executives of the former Air Distribution segment leaving those businesses during Fiscal 2013. These settlements and forefeitures are included in the table above.

The fair value of awards made under the ABIP was measured based on the internal valuations of the Company’s B Shares on the respective dates of the awards. The weighted average fair value of awards made under these schemes during Fiscal 2013 was $2,259.05 (Fiscal 2012: $2,511.89). The compensation expense recognized during Fiscal 2013 in relation to these awards was $5.7 million (Fiscal 2012: $7.0 million, of which $1.5 million related to the accelerated recognition of the charge in relation to the Deferred Share Rights retained by Air Distribution executives).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35.	Share-based incentives continued

C. Other share awards (continued)

Annual Bonus Incentive Plan (‘ABIP’) (continued)

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

Other legacy schemes

While most of the awards and options that were outstanding under the employee share schemes that were operated by Gates Worldwide Limited were exercised, settled or replaced at the time of the acquisition of Tomkins, there remained outstanding a number of options over ordinary shares in Gates Worldwide Limited that had vested but had not been exercised by the option holders. Under the terms of the acquisition agreement, these options remain exercisable in accordance with the rules of the relevant schemes. Accordingly, they are recognized by the Group as non-controlling interests in Gates Worldwide Limited measured at their fair value at the acquisition date.

During Fiscal 2011, the majority of the outstanding options over shares in Gates Worldwide Limited were exercised and the Group accordingly purchased $13.1 million of the non-controlling interest. The remaining options expired during Fiscal 2012.

Movements in the number of options outstanding were as follows:

	Fiscal 2012
	Options Number	Weighted average exercise price Pence
As at the beginning of the period	61,000	254p
Exercised	—	—
Expired	(61,000)	254p

As at the end of the period	—	—

Exercisable as at the end of the period	—	—

36.	Deferred tax

Movements in the net deferred tax assets and (liabilities) recognized by the Group were as follows:

	Post- employment benefits $ million	Tax losses $ million	Net investment in subsidiaries $ million	Accrued expenses $ million	Long- lived assets $ million	Inventories $ million	Other items $ million	Total $ million
As at December 31, 2011	48.8	64.9	(86.4)	43.8	(768.8)	(37.1)	55.0	(679.8)
Purchase accounting adjustments (see note 19)	—	—	—	—	(0.2)	—	—	(0.2)
(Charge)/credit to profit or loss	(8.5)	(25.2)	(36.0)	3.1	109.8	1.9	31.0	76.1
Disposal of subsidiaries	(2.1)	(17.8)	—	(6.7)	137.2	5.0	(9.5)	106.1
Charged outside profit or loss	12.0	—	—	—	—	—	1.0	13.0
Currency translation differences	(0.3)	(0.2)	—	0.2	0.2	0.2	—	0.1

As at December 31, 2012	49.9	21.7	(122.4)	40.4	(521.8)	(30.0)	77.5	(484.7)
(Charge)/credit to profit or loss	(0.4)	(0.1)	(7.1)	(0.1)	44.9	3.2	16.6	57.0
Disposal of subsidiaries	—	—	—	—	—	—	(0.1)	(0.1)
Charged outside profit or loss	(7.6)	0.1	—	—	—	—	10.6	3.1
Currency translation differences	(0.7)	(0.4)	(0.1)	(0.8)	7.8	(0.2)	(0.2)	5.4

As at December 31, 2013	41.2	21.3	(129.6)	39.5	(469.1)	(27.0)	104.4	(419.3)

Deferred tax assets and liabilities presented in the Group’s balance sheet are as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Deferred tax assets:
– Ongoing businesses	10.2	6.1
– Assets directly associated with assets held for sale or distribution (see note 28)	2.1	—

	12.3	6.1
Deferred tax liabilities:
– Ongoing businesses	(425.9)	(490.8)
– Liabilities directly associated with assets held for sale or distribution (see note 28)	(5.7)	—

	(419.3)	(484.7)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

36.	Deferred tax continued

As at December 31, 2013:

•

the Group had operating tax losses amounting to $3,347.0 million, of which $3,076.1 million can be carried forward indefinitely and $270.9 million have expiry dates between 2014 and 2033 (the Group recognized a deferred tax asset of $21.3 million in respect of these losses);

•	the Group had capital tax losses amounting to $476.1 million, all of which can be carried forward indefinitely (the Group recognized no deferred tax asset in respect of these losses);

•	the Group had foreign tax credits amounting to $62.0 million, which expire between 2019 and 2023 (the Group recognized no deferred tax asset in respect of these tax credits); and

•

the Group had other tax credits amounting to $66.9 million, of which $43.4 million can be carried forward indefinitely and $23.5 million expire between 2016 and 2033 (the Group recognized a deferred tax asset of $43.4 million in respect of these tax credits).

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

As at December 31, 2013, the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized was $1,279.6 million (December 31, 2012: $1,134.4 million).

37.	Provisions

	Restructuring costs $ million	Environmental remediation $ million	Workers’ compensation $ million	Warranty provisions $ million	Product liability provisions $ million	Indemnified uncertain tax liabilities $ million	Other provisions $ million	Total $ million
As at December 31, 2011	7.6	10.4	18.9	11.8	13.6	—	3.7	66.0
Charge for the period	11.1	1.6	10.1	18.9	11.1	22.1	0.6	75.5
Utilized during the period	(8.6)	(2.9)	(8.5)	(12.4)	(8.1)	(0.2)	0.1	(40.6)
Released during the period	(2.2)	—	(1.7)	(1.1)	(0.8)	—	(0.4)	(6.2)
Disposal of subsidiaries	(0.1)	(2.0)	(7.6)	(5.1)	(1.7)	—	(0.8)	(17.3)
Foreign currency translation	0.1	0.1	—	0.3	0.1	—	—	0.6

As at December 31, 2012	7.9	7.2	11.2	12.4	14.2	21.9	3.2	78.0
Charge for the period	17.3	1.7	7.5	9.9	1.5	2.2	1.3	41.4
Utilized during the period	(10.6)	(1.8)	(4.5)	(9.0)	(5.1)	(3.6)	—	(34.6)
Released during the period	(3.0)	(0.2)	(1.3)	(0.5)	—	(7.3)	(1.4)	(13.7)
Foreign currency translation	—	(0.2)	—	—	—	—	0.1	(0.1)

As at December 31, 2013	11.6	6.7	12.9	12.8	10.6	13.2	3.2	71.0

Provisions are presented in the Group’s balance sheet as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Ongoing businesses:
– Current liabilities	45.0	52.0
– Non-current liabilities	14.7	26.0

	59.7	78.0
Liabilities directly associated with assets held for sale or distribution (see note 28)	11.3	—

	71.0	78.0

Provisions for restructuring costs and product liability claims are expected largely to be utilized during 2013. The majority of the environmental provisions and warranty provisions are currently expected to be utilized during 2014 and 2015, with most of the remainder estimated to be utilized within the next five years.

Under the terms of certain of the Stock Purchase Agreements signed in relation to the disposal of businesses during Fiscal 2012, the Group has agreed to indemnify the acquiring entities in respect of various uncertain liabilities, primarily in relation to historical tax years. Prior to the disposal of the businesses, these uncertain liabilities were included within current liabilities. It is estimated that these provisions will be utilized or released over the next three to four years.

Other provisions consist primarily of legal and insurance provisions.

Further information on certain of the Group’s provisions is presented in note 4.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

38.	Share capital and reserves

A. Authorized and issued, fully paid shares of Pinafore Holdings B.V.

	Preferred ‘A’ shares of $3,600 each		Ordinary ‘B’ shares of $0.01 each
	Authorized Number of shares	Issued Number of shares	Authorized Number of shares	Issued Number of shares
As at December 31, 2011	10	2	5,400,000	1,090,037
Issue of shares	—	—	—	1,080

As at December 31, 2012 and December 31, 2013	10	2	5,400,000	1,091,117

Share capital

Share capital represents the nominal value of the shares issued.

On September 1, 2010, the date on which the Company was incorporated, the authorized share capital consisted of two classes of shares: the preferred ‘A’ shares of €3,600 each (‘A Shares’); and the B Shares of one eurocent (€0.01) each. On this date, two A Shares and 1,080,000 B Shares were issued for cash at their nominal values. On September 27, 2010, the holder of the B Shares subscribed an additional amount of €1,578.3 million by way of a contribution to share premium. The Company used the amount of the contribution to subscribe for additional shares in its wholly-owned subsidiary, Gates Acquisitions Limited (formerly Tomkins Acquisitions Limited), which, in turn, used the contribution to partially fund the acquisition of Tomkins. During December 2012, the Company effected a return of capital totaling $1,161.9 million. Also during the period, the Company made certain changes to its Articles of Association, such that, as at December 31, 2012, the nominal value of the Company’s A Shares were $3,600 and the nominal value of the Company’s B Shares were $0.01.

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

During Fiscal 2013, no additional shares were issued.

Own shares

As a consequence of the disposal of businesses and a number of changes in the management teams of existing businesses during Fiscal 2012, the Company bought back a total of 3,663 shares and 551.576 Depositary Receipts issued for B Shares. All shares and Depositary Receipts were bought back at their fair values on the dates of purchase. The Company re-issued 161 of these B Shares and 265.512 of the Depositary Receipts issued for B Shares. As at December 31, 2013, the Company still held 3,811 B Shares and 13,197 Depositary Receipts issued for B Shares (December 31, 2012: 3,510 B Shares and 286,064 Depositary Receipts issued for B Shares), at a value of $10.4 million (December 31, 2012: $10.8 million). These instruments are expected to be issued to ABIP participants for awards to be granted in future periods.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

39.	Analysis of other comprehensive (loss)/income

	Currency translation reserve $ million	Available- for-sale reserve $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
Fiscal 2013
Post-employment benefits:
– Net actuarial gain	—	—	12.9	12.9	0.9	13.8
– Effect of the asset ceiling	—	—	0.3	0.3	—	0.3

	—	—	13.2	13.2	0.9	14.1
Available-for-sale investments:
– Unrealized gain arising in subsidiaries during the period	—	0.8	—	0.8	0.5	1.3

	—	0.8	—	0.8	0.5	1.3
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	(39.8)	—	—	(39.8)	(6.5)	(46.3)
– Gain on net investment hedges	0.3	—	—	0.3	—	0.3

	(39.5)	—	—	(39.5)	(6.5)	(46.0)

Other comprehensive (loss)/income before tax	(39.5)	0.8	13.2	(25.5)	(5.1)	(30.6)

Income tax benefit/(expense)	1.1	(0.2)	(6.7)	(5.8)	(0.4)	(6.2)

Other comprehensive (loss)/income	(38.4)	0.6	6.5	(31.3)	(5.5)	(36.8)

	Currency translation reserve $ million	Available- for-sale reserve $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
Fiscal 2012*
Post-employment benefits:
– Net actuarial (loss)/gain	—	—	(90.3)	(90.3)	0.7	(89.6)
– Effect of the asset ceiling	—	—	40.4	40.4	—	40.4

	—	—	(49.9)	(49.9)	0.7	(49.2)
Available-for-sale investments:
– Unrealized gain arising in the period in subsidiaries	—	0.3	—	0.3	0.2	0.5

	—	0.3	—	0.3	0.2	0.5
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	54.0	—	—	54.0	(0.5)	53.5
Associates	0.3	—	—	0.3	—	0.3
– Loss on net investment hedges	(0.8)	—	—	(0.8)	—	(0.8)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	(3.3)	—	—	(3.3)	—	(3.3)

	50.2	—	—	50.2	(0.5)	49.7

Other comprehensive income/(loss) before tax	50.2	0.3	(49.9)	0.6	0.4	1.0

Income tax benefit/(expense)	1.8	(0.2)	12.3	13.9	(0.3)	13.6

Other comprehensive income/(loss)	52.0	0.1	(37.6)	14.5	0.1	14.6

*	Restated (see note 3A)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

39.	Analysis of other comprehensive (loss)/income continued

	Currency translation reserve $ million	Available- for-sale reserve $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
Fiscal 2011*
Post-employment benefits:
– Net actuarial gain/(loss)	—	—	51.2	51.2	(1.1)	50.1
– Effect of the asset ceiling	—	—	(35.0)	(35.0)	—	(35.0)

	—	—	16.2	16.2	(1.1)	15.1
Available-for-sale investments:
– Unrealized loss arising in the period in subsidiaries	—	(0.2)	—	(0.2)	(0.2)	(0.4)

	—	(0.2)	—	(0.2)	(0.2)	(0.4)
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	(67.0)	—	—	(67.0)	4.5	(62.5)
Associates	0.6	—	—	0.6	—	0.6
– Gain on net investment hedges	3.6	—	—	3.6	—	3.6

	(62.8)	—	—	(62.8)	4.5	(58.3)

Other comprehensive (loss)/income before tax	(62.8)	(0.2)	16.2	(46.8)	3.2	(43.6)

Income tax (expense)/benefit	(0.8)	0.1	(10.4)	(11.1)	0.5	(10.6)

Other comprehensive (loss)/income	(63.6)	(0.1)	5.8	(57.9)	3.7	(54.2)

*	Restated (see note 3A)

40.	Acquisition of businesses

A. Description of acquisitions

Fiscal 2013

No businesses were acquired during Fiscal 2013.

Fiscal 2012

On August 29, 2012, the Group acquired the remaining 50% of its associate, Caryaire Air Systems Components Private Limited (‘Caryaire’) for a cash consideration of $1.3 million. No goodwill was recognized in respect of this acquisition as the purchase consideration approximated to the fair value of the acquired net assets at the acquisition date. At the time of the acquisition, the Group’s interest in Caryaire was included in assets held for sale or distribution, as part of the Air Distribution segment. On November 9, 2012, the Group disposed of its interest in Caryaire as part of the disposal of its Air Distribution businesses (see note 41).

Fiscal 2011

On October 31, 2011, the Group finalized the acquisition of the assets of Du-Tex, Inc., a Texas-based distributor of products and services to the oil and gas industry. The assets were purchased for a cash consideration of $26.3 million, including $0.2 million contingent on the working capital settlement. Provisional goodwill of $21.8 million was recognized in Fiscal 2011. During Fiscal 2012, management finalized its assessment of the fair values at the acquisition date of the acquired net assets and made an adjustment to goodwill of $13.6 million. The goodwill represents the expected benefits to the Group from the increased exposure to the high-growth oil and gas exploration market made possible by the acquisition.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

40.	Acquisition of businesses continued

B. Financial effect of acquisitions

Fiscal 2011 $ million
Assets acquired
Identifiable intangible assets	0.6
Property, plant and equipment	0.8
Inventories	1.7
Trade and other receivables	2.3
– Gross contractual amounts receivable	2.3

Total assets	5.4

Liabilities acquired
Trade and other payables	(0.9)

Total liabilities	(0.9)

Net assets acquired	4.5

Goodwill recognized was as follows:

Fiscal 2011 $ million
Consideration	26.1
Contingent consideration	0.2

26.3
Net assets acquired	(4.5)

Goodwill	21.8

Non-controlling interests in the acquired business have been measured at the non-controlling interest’s proportionate share of the identifiable assets and liabilities of the acquired business.

C. Net cash outflow on acquisitions

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Cash consideration paid on current period acquisitions	—	1.3	26.1
Net cash and cash equivalents acquired	—	(0.2)	—
Additional consideration paid in respect of prior period acquisitions	—	0.6	—
Deferred consideration paid in respect of prior period acquisitions	0.3	0.3	3.5

	0.3	2.0	29.6

No acquisition-related costs were recognized and expensed during Fiscal 2013 (Fiscal 2012: none; Fiscal 2011: $0.6 million).

41.	Disposals of businesses

A. Description of disposals

Fiscal 2013

No businesses were disposed of during Fiscal 2013.

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

41.	Disposals of businesses continued

A. Description of disposals (continued)

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

Other I&A

On October 27, 2011, the Group finalized the sale of Ideal, a leading manufacturer of gear clamps primarily for the automotive replacement, selling principally in the United States, Mexico and China under a variety of brands. Ideal is included in the Other Industrial & Automotive operating segment. The business was sold for a cash consideration of $158.7 million. A gain of $55.4 million was recognized on the disposal.

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

Also during Fiscal 2011, the Group disposed of a minor business division for a cash consideration totaling $2.5 million. The financial effect of disposals of businesses during the period were as follows:

	Fiscal 2012 $ million	Fiscal 2011 $ million
Proceeds:
– Cash	1,989.2	489.5
– Equity instruments (see note 26)	14.4	—
– Other	(12.5)	—

	1,991.1	489.5

Net assets disposed of:
– Goodwill	(356.0)	(31.6)
– Identifiable intangible assets	(483.8)	(65.0)
– Property, plant and equipment	(290.5)	(238.0)
– Investments in associates	(1.4)	(13.6)
– Deferred tax assets	(1.5)	(3.7)
– Inventories	(181.9)	(55.5)
– Trade and other receivables	(238.8)	(107.9)
– Income tax recoverable	(0.2)	—
– Cash and cash equivalents	(11.9)	(2.0)
– Bank overdrafts	7.5	—
– Trade and other payables	191.9	71.2
– Income tax liabilities	17.1	—
– Provisions	17.3	—
– Obligations under finance leases	1.3	—
– Post-employment benefit obligations	15.0	6.3
– Deferred tax liabilities	108.5	19.6

	(1,207.4)	(420.2)
Disposal costs	(39.3)	(14.7)
Currency translation differences transferred from equity	3.3	—

Net gain on disposal	747.7	54.6

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

41.	Disposals of businesses continued

B. Net cash inflow/(outflow) on disposals

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Sale of investments in associates	—	2.5	—

Sale of businesses and subsidiaries, net of cash disposed
Proceeds received:
– Disposals in the period	—	1,986.7	489.5
– Disposals in previous periods	9.4	2.2	2.7
Disposal costs paid	(7.5)	(37.2)	(14.5)
Cash and cash equivalents disposed of	—	(4.4)	(2.0)

	1.9	1,947.3	475.7

	1.9	1,949.8	475.7

42.	Contingencies

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $26 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal (see note 41), under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest.

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

43.	Operating leases

The Group rents certain office premises and plant, equipment and vehicles under operating lease arrangements. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. During Fiscal 2013, the operating lease rental expense for total operations was $37.7 million (Fiscal 2012: $49.5 million; Fiscal 2011: $52.3 million).

As at December 31, 2013, the Group had outstanding commitments under non-cancellable operating leases of $124.6 million (December 31, 2012: $134.5 million), falling due as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Payments to be made:
– Within one year	33.4	30.8
– In the second to fifth years, inclusive	68.9	73.5
– After more than five years	22.2	30.2

	124.0	134.5

44.	Capital commitments

As at December 31, 2013, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to $18.9 million (December 31, 2012: $8.2 million) and for the purchase of non-integral computer software amounting to $2.5 million (December 31, 2012: $1.9 million).

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

45.	Related party transactions

Transactions between Group companies, which are related parties, have been eliminated on consolidation and, therefore, are not required to be disclosed in these financial statements. Details of transactions between the Group and other related parties are disclosed below.

A. Post-employment benefit plans

During Fiscal 2013, the Group paid employer’s contributions amounting to $42.5 million (Fiscal 2012: $67.5 million; Fiscal 2011: $97.4 million) to pension plans established for the benefit of its employees. As at December 31, 2013, contributions due to the plans amounting to $8.1 million (December 31, 2012: $8.7 million; December 31, 2011: $15.1 million) were included in other payables. In addition, during Fiscal 2013, the Group paid benefits of $7.8 million (Fiscal 2012: $11.1 million; Fiscal 2011: $11.4 million) to other post-employment benefit plans.

B. Compensation and interests of key management personnel

The Group considers its key management personnel to be the Directors of the Company and the executive officers of the Group.

Compensation paid or payable to key management personnel in respect of their services to the Group was as follows:

	Fiscal 2013 $’000s	Fiscal 2012 $’000s	Fiscal 2011 $’000s
Short-term employee benefits:
– Salaries and fees	4,834	4,358	4,755
– Bonus cash	6,313	6,401	6,993
– Benefits-in-kind	95	277	304
– Social security contributions	252	20	26
– Termination benefits	994	—	376

	12,488	11,056	12,454

Share-based incentives:
– ABIP
Bonus shares	1,480	1,482	910
Deferred shares	3,092	3,153	1,821
– Gain on the exercise of share options	—	—	13,088
– Gain on settlement on share awards	877	—	—
– Compensation for the impact of the return of capital on share- based incentive scheme awards	—	21,398	—

	5,449	26,033	15,819

Pension contributions	1,652	1,356	1,520

	19,589	38,445	29,793

Details of the Group’s share-based incentive schemes are presented in note 35.

As a consequence of the acquisition of Tomkins, the share-based element of the ABIP was suspended and bonuses earned in the second, third and fourth quarters of 2010 were settled entirely in cash.

C. Entities controlled by the members of Pinafore Coöperatief U.A.

Onex Partners Manager LP

On September 27, 2010, Onex Partners Manager LP entered into a management services agreement pursuant to which it provides Gates Acquisitions Limited, a subsidiary of the Company, with advisory, consulting and other services in relation to the operations of Gates Acquisitions Limited and its subsidiaries including strategic planning, marketing and financial oversight. In consideration of these oversight services, Gates Acquisitions Limited has agreed to pay Onex Partners Manager LP (or such other party as is designated by Onex Partners Manager LP) a fee of $1.8 million per annum plus reasonable out-of-pocket expenses. During Fiscal 2013, Gates Acquisitions Limited incurred $1.9 million (Fiscal 2012: $2.0 million; Fiscal 2011: $2.2 million) in respect of these oversight services and out-of-pocket expenses, of which $nil was still owing as at the year end (December 31, 2012: $0.4 million prepaid; December 31, 2011: $0.1 million still owing).

It was further acknowledged and agreed that, from time to time, Onex Partners Manager LP may be requested to provide consulting and other services to Gates Acquisitions Limited, including in relation to acquisitions and disposals or the sale of debt or equity interests in or any similar financing transactions. During Fiscal 2013, there were no amounts payable in respect of such additional services (Fiscal 2012: $nil; Fiscal 2011: $nil).

CPPIB Equity Investments Inc.

On September 27, 2010, CPPIB Equity Investments Inc. entered into a management services agreement pursuant to which it provides Gates Acquisitions Limited with advisory, consulting and other services in relation to the operations of Gates Acquisitions Limited and its subsidiaries including strategic planning, marketing and financial oversight. In consideration of these oversight services, Gates Acquisitions Limited has agreed to pay CPPIB Equity Investments Inc. (or such other party as is designated by CPPIB Equity Investments Inc.) a fee of $1.2 million per annum plus reasonable out-of-pocket expenses. During Fiscal 2013, Gates Acquisitions Limited accrued and paid $1.2 million (Fiscal 2012: accrued and paid $1.2 million; Fiscal 2011: accrued and paid $1.2 million) in respect of these oversight services and out-of-pocket expenses.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

45.	Related party transactions continued

C. Entities controlled by the members of Pinafore Coöperatief U.A. (Continued)

It was further acknowledged and agreed that, from time to time, CPPIB Equity Investments Inc. may be requested to provide consulting and other services to Gates Acquisitions Limited, including in relation to acquisitions and disposals or the sale of debt or equity interests in or any similar financing transactions. During Fiscal 2013, there were no amounts payable in respect of such additional services (Fiscal 2012: $nil; Fiscal 2011: $nil).

On November 9, 2012, the Group sold the businesses comprising its Air Distribution segment to CPPIB for a cash consideration of $1,123.1 million (subject to certain customary post-closing adjustments).

D. Associates

Sales to and purchases from associates were as follows:

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Sales	4.0	3.7	4.9
Purchases	(12.4)	(12.8)	(13.4)

Amounts outstanding in respect of these transactions were as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Receivables	0.1	0.1
Payables	(0.4)	(0.9)

E. Entities controlled by minority shareholders

Sales to and purchases from entities controlled by minority shareholders were as follows:

	Fiscal 2013 $ million	Fiscal 2012 $ million	Fiscal 2011 $ million
Sales	45.9	52.4	64.7
Purchases	(30.7)	(37.8)	(46.6)

Amounts outstanding in respect of these transactions were as follows:

	As at December 31, 2013 $ million	As at December 31, 2012 $ million
Receivables	3.6	3.2
Payables	(1.2)	(1.4)

46.	Subsequent events

On January 30, 2014, the Group acquired wire braid hydraulic hose manufacturing assets from DRC Rubber Industry and Trade Joint Stock Company in Turkey for a total cash consideration of $7.2 million.

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Gates Investments, Inc. (formerly Tomkins, Inc.) and Gates Investments, LLC (formerly Tomkins, LLC) (‘the Issuers’), which are both 100%-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s 100%-owned subsidiaries (‘the Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements, statements of comprehensive income and cash flow statements for Fiscal 2013, Fiscal 2012, and Fiscal 2011, and its balance sheets as at December 31, 2013 and December 31, 2012, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

A. Consolidated income statement

Fiscal 2013	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,772.5	1,921.4	(746.6)	2,947.3
Cost of sales	—	—	(1,202.1)	(1,376.8)	746.1	(1,832.8)

Gross profit	—	—	570.4	544.6	(0.5)	1,114.5
Distribution costs	—	—	(185.9)	(136.2)	—	(322.1)
Administrative expenses	(1.2)	(1.5)	(280.2)	(179.5)	—	(462.4)
Transaction costs	(0.7)	—	(2.8)	—	—	(3.5)
Impairments	—	—	(2.4)	—	—	(2.4)
Restructuring costs	—	—	(20.8)	(3.1)	—	(23.9)
Net gain/(loss) on disposals and on the exit of businesses	—	—	0.8	(1.0)	—	(0.2)
Share of profit of associates	—	—	—	0.3	—	0.3

Operating (loss)/profit	(1.9)	(1.5)	79.1	225.1	(0.5)	300.3

Interest expense	(57.1)	(127.4)	(126.4)	(9.1)	186.7	(133.3)
Investment income	0.2	108.2	70.0	10.2	(186.5)	2.1
Other finance income/(expense)	—	8.4	0.1	(3.9)	1.3	5.9
Net finance costs	(56.9)	(10.8)	(56.3)	(2.8)	1.5	(125.3)
Share of profits/(losses) of subsidiaries under the equity method	166.4	—	135.5	—	(301.9)	—

Profit/(loss) before tax	107.6	(12.3)	158.3	222.3	(300.9)	175.0
Income tax benefit/(expense)	—	—	7.8	(47.0)	—	(39.2)

Profit/(loss) for the period from continuing operations	107.6	(12.3)	166.1	175.3	(300.9)	135.8

Discontinued operations
Profit for the period from discontinued operations	—	—	0.3	—	—	0.3

Profit/(loss) for the period	107.6	(12.3)	166.4	175.3	(300.9)	136.1
Non-controlling interests	—	—	—	(28.5)	—	(28.5)

Profit/(loss) for the period attributable to equity shareholders	107.6	(12.3)	166.4	146.8	(300.9)	107.6

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

B. Consolidated statement of comprehensive income

Fiscal 2013	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	107.6	(12.3)	166.4	176.3	(301.9)	136.1

Other comprehensive income/(loss)
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial gain	—	—	6.8	7.0	—	13.8
– Effect of the asset ceiling	—	—	0.3	—	—	0.3

	—	—	7.1	7.0	—	14.1
Income tax expense	—	—	(4.6)	(2.3)	—	(6.9)

	—	—	2.5	4.7	—	7.2
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	(22.4)	(23.9)	—	(46.3)
– (Loss)/gain on net investment hedges	—	—	(0.9)	1.2	—	0.3

	—	—	(23.3)	(22.7)	—	(46.0)
Available-for-sale investments:
– Unrealized gain arising in subsidiaries during the period	—	—	0.2	1.1	—	1.3

	—	—	(23.1)	(21.6)		(44.7)
Share of other comprehensive gain of subsidiaries under the equity method	(31.3)	—	(11.3)	—	42.6	—

	(31.3)	—	(34.4)	(21.6)	42.6	(44.7)
Income tax benefit	—	—	0.6	0.1	—	0.7

	(31.3)	—	(33.8)	(21.5)	42.6	(44.0)

Other comprehensive loss	(31.3)	—	(31.3)	(16.8)	42.6	(36.8)

Comprehensive income/(loss) for the period	76.3	(12.3)	135.1	159.5	(259.3)	99.3

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	76.0	(12.3)	134.8	136.5	(259.1)	75.9
Arising from discontinued operations	0.3	—	0.3	—	(0.2)	0.4
	76.3	(12.3)	135.1	136.5	(259.3)	76.3
– Non-controlling interests	—	—	—	23.0	—	23.0

	76.3	(12.3)	135.1	159.5	(259.3)	99.3

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

C. Consolidated income statement

Fiscal 2012 *	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,671.0	1,956.2	(704.4)	2,922.8
Cost of sales	—	—	(1,151.6)	(1,424.0)	704.6	(1,871.0)

Gross profit	—	—	519.4	532.2	0.2	1,051.8
Distribution costs	—	—	(175.9)	(144.0)	—	(319.9)
Administrative expenses	(1.5)	(2.3)	(324.4)	(185.5)	—	(513.7)
Impairments	—	—	(2.9)	(0.2)	—	(3.1)
Restructuring costs	—	—	(19.7)	(6.4)	—	(26.1)
Net (loss)/gain on disposals and on the exit of businesses	—	—	(0.9)	0.3	—	(0.6)
Share of profit of associates	—	—	—	0.4	—	0.4

Operating (loss)/profit	(1.5)	(2.3)	(4.4)	196.8	0.2	188.8

Interest expense	(2.1)	(204.0)	(187.1)	(13.6)	198.5	(208.3)
Investment income	0.2	163.6	26.8	10.6	(198.3)	2.9
Other finance (expense)/income	—	(74.5)	4.3	(3.4)	—	(73.6)
Net finance costs	(1.9)	(114.9)	(156.0)	(6.4)	0.2	(279.0)
Share of profits/(losses) of subsidiaries under the equity method	728.9	—	(19.5)	—	(709.4)	—

Profit/(loss) before tax	725.5	(117.2)	(179.9)	190.4	(709.0)	(90.2)
Income tax benefit/(expense)	—	2.6	149.6	(77.9)	—	74.3

Profit/(loss) for the period from continuing operations	725.5	(114.6)	(30.3)	112.5	(709.0)	(15.9)

Discontinued operations
Profit for the period from discontinued operations	—	—	759.2	5.3	—	764.5

Profit/(loss) for the period	725.5	(114.6)	728.9	117.8	(709.0)	748.6
Non-controlling interests	—	—	—	(23.1)	—	(23.1)

Profit/(loss) for the period attributable to equity shareholders	725.5	(114.6)	728.9	94.7	(709.0)	725.5

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

D. Consolidated statement of comprehensive income

Fiscal 2012*	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	725.5	(114.6)	728.9	117.8	(709.0)	748.6

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial (loss)/gain	—	—	(80.7)	(8.9)	—	(89.6)
– Effect of the asset ceiling	—	—	39.8	0.6	—	40.4

	—	—	(40.9)	(8.3)	—	(49.2)
Income tax benefit	—	—	10.5	1.5	—	12.0

	—	—	(30.4)	(6.8)	—	(37.2)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	(19.2)	72.7	—	53.5
Associates	—	—	0.1	0.2	—	0.3
– Loss on net investment hedges	—	—	(0.8)	—	—	(0.8)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	—	—	(4.4)	1.1	—	(3.3)

	—	—	(24.3)	74.0	—	49.7
Available-for-sale investments:
– Unrealized gain recognized in the period
Subsidiaries	—	—	—	0.5	—	0.5

	—	—	—	0.5	—	0.5
Share of other comprehensive gain of subsidiaries under the equity method	14.5	—	67.8	—	(82.3)	—

	14.5	—	43.5	74.5	(82.3)	50.2
Income tax benefit	—	—	1.4	0.2	—	1.6

	14.5	—	44.9	74.7	(82.3)	51.8

Other comprehensive income	14.5	—	14.5	67.9	(82.3)	14.6

Comprehensive income/(loss) for the period	740.0	(114.6)	743.4	185.7	(791.3)	763.2

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	(43.4)	(114.6)	(28.7)	155.9	(1.3)	(32.1)
Arising from discontinued operations	783.4	—	772.1	6.6	(790.0)	772.1
	740.0	(114.6)	743.4	162.5	(791.3)	740.0
– Non-controlling interests	—	—	—	23.2	—	23.2

	740.0	(114.6)	743.4	185.7	(791.3)	763.2

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

E. Consolidated income statement

Fiscal 2011*	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,777.0	2,226.2	(683.1)	3,320.1
Cost of sales	—	—	(1,255.5)	(1,627.7)	686.1	(2,197.1)

Gross profit	—	—	521.5	598.5	3.0	1,123.0
Distribution costs	—	—	(181.4)	(155.6)	(1.7)	(338.7)
Administrative expenses	(1.9)	(2.2)	(345.3)	(212.1)	—	(561.5)
Transaction costs	—	—	(0.6)	—	—	(0.6)
Impairments	—	—	(0.1)	(0.4)	—	(0.5)
Restructuring costs	—	—	(35.3)	(3.6)	—	(38.9)
Net gain on disposals and on the exit of businesses	—	—	60.3	0.5	—	60.8
Share of profit of associates	—	—	1.9	(0.4)	—	1.5

Operating (loss)/profit	(1.9)	(2.2)	21.0	226.9	1.3	245.1

Interest expense	—	(264.4)	(257.4)	(19.2)	265.0	(276.0)
Investment income	—	221.4	31.9	16.4	(265.0)	4.7
Other finance (expense)/income	—	(6.8)	(7.1)	(2.8)	—	(16.7)
Net finance costs	—	(49.8)	(232.6)	(5.6)	—	(288.0)
Share of profits of subsidiaries under the equity method	16.7	—	115.9	—	(132.6)	—

Profit/(loss) before tax	14.8	(52.0)	(95.7)	221.3	(131.3)	(42.9)
Income tax benefit/(expense)	—	5.4	49.7	(42.6)	(0.1)	12.4

Profit/(loss) for the period from continuing operations	14.8	(46.6)	(46.0)	178.7	(131.4)	(30.5)

Discontinued operations
Profit for the period from discontinued operations	—	—	62.7	12.1	(0.2)	74.6

Profit/(loss) for the period	14.8	(46.6)	16.7	190.8	(131.6)	44.1
Non-controlling interests	—	—	—	(29.3)	—	(29.3)

Profit/(loss) for the period attributable to equity shareholders	14.8	(46.6)	16.7	161.5	(131.6)	14.8

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

F. Consolidated statement of comprehensive income

Fiscal 2011*	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Profit/(loss) for the period	14.8	(46.6)	16.7	190.8	(131.6)	44.1

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Post-employment benefits:
– Net actuarial gain/(loss)	—	—	60.7	(10.6)	—	50.1
– Effect of the asset ceiling	—	—	(35.0)	—	—	(35.0)

	—	—	25.7	(10.6)	—	15.1
Income tax (expense)/benefit	—	—	(11.9)	2.0	—	(9.9)

	—	—	13.8	(8.6)	—	5.2
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	—	—	8.9	(71.4)	—	(62.5)
Associates	—	—	0.6	—	—	0.6
– Gain on net investment hedges	—	—	3.6	—	—	3.6

	—	—	13.1	(71.4)	—	(58.3)
Available-for-sale investments:
– Unrealized loss recognized in the period
Subsidiaries	—	—	—	(0.4)	—	(0.4)

	—	—	—	(0.4)	—	(0.4)
Share of other comprehensive gain of subsidiaries under the equity method	(57.9)	—	(84.1)	—	142.0	—

	(57.9)	—	(71.0)	(71.8)	142.0	(58.7)
Income tax expense	—	—	(0.7)	—	—	(0.7)

	(57.9)	—	(71.7)	(71.8)	142.0	(59.4)

Other comprehensive loss	(57.9)	—	(57.9)	(80.4)	142.0	(54.2)

Comprehensive (loss)/income for the period	(43.1)	(46.6)	(41.2)	110.4	10.4	(10.1)

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	(156.9)	(46.6)	(110.6)	68.4	133.2	(112.5)
Arising from discontinued operations	113.8	—	69.4	9.0	(122.8)	69.4
	(43.1)	(46.6)	(41.2)	77.4	10.4	(43.1)
– Non-controlling interests	—	—	—	33.0	—	33.0

	(43.1)	(46.6)	(41.2)	110.4	10.4	(10.1)

*	Restated (see note 3A) and re-presented for discontinued operations (see note 15)

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

G. Consolidated cash flow statement

Fiscal 2013	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed)/generated from operations	(2.0)	(1.7)	69.8	313.2	—	379.3
Income taxes paid	—	—	(50.1)	(59.1)	4.1	(105.1)
Income taxes received	—	—	13.7	0.5	(4.1)	10.1

Net cash (outflow)/inflow from operating activities	(2.0)	(1.7)	33.4	254.6	—	284.3

Investing activities
Purchase of property, plant and equipment	—	—	(33.9)	(49.0)	1.0	(81.9)
Purchase of computer software	—	—	(5.9)	(0.4)	—	(6.3)
Capitalization of development costs	—	—	—	—	—	—
Disposal of property, plant and equipment	—	—	5.9	0.6	(1.0)	5.5
Purchase of available for sale investments	—	—	—	—	—	—
Investment in associates	—	—	—	—	—	—
Sale of investments in associates	—	—	—	—	—	—
Purchase of interests in subsidiaries, net of cash acquired	—	—	(7.5)	—	7.2	(0.3)
Sale of businesses and subsidiaries, net of cash disposed	—	—	10.7	(1.1)	(7.7)	1.9
Interest received	0.2	111.4	65.6	11.8	(186.9)	2.1
Dividends received from associates	—	—	—	0.1	—	0.1
Divdends received from subsidiaries	—	—	83.0	—	(83.0)	—

Net cash inflow/(outflow) from investing activities	0.2	111.4	117.9	(38.0)	(270.4)	(78.9)

Financing activities
(Buy-back)/Issue of shares	—	—	—	(0.5)	0.5	—
Return of share capital	—	—	—	—	—	—
Draw-down of bank and other loans	—	—	—	—	—	—
Repayment of bank and other loans	—	(143.1)	(3.4)	—	—	(146.5)
Premium on redemption of debt instruments	—	(3.5)	—	—	—	(3.5)
Loans from/(to) Group companies	59.0	(53.5)	40.8	(46.3)	—	—
Receipts on foreign currency derivatives	—	—	1.0	—	—	1.0
Capital element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Interest element of finance lease rental payments	—	—	—	—	—	—
Decrease in collateralized cash	—	—	2.5	—	—	2.5
Return of management investment	—	—	—	—	—	—
Cash settlement of share schemes	—	—	(1.4)	—	—	(1.4)
Net transactions in Company shares	(0.1)	—	(2.2)	(0.1)	—	(2.4)
Interest paid	(57.1)	(95.3)	(126.9)	(7.8)	186.9	(100.2)
Financing costs paid	—	(2.0)	—	—	—	(2.0)
Equity dividend paid	—	—	—	(83.0)	83.0	—
Redemption of subsidiary preference shares held by minority shareholders	—	—	—	(7.4)	—	(7.4)
Investment by a minority shareholder in a subsidiary	—	—	—	2.7	—	2.7
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(32.9)	—	(32.9)

Net cash inflow/(outflow) from financing activities	1.8	(297.4)	(89.8)	(175.3)	270.4	(290.3)

(Decrease)/increase in net cash and cash equivalents	—	(187.7)	61.5	41.3	—	(84.9)
Net cash and cash equivalents at the beginning of the period	—	205.8	66.6	156.0	—	428.4
Foreign currency translation	—	—	(21.1)	14.9	—	(6.2)

Net cash and cash equivalents at the end of the period	—	18.1	107.0	212.2	—	337.3

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

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

J. Consolidated balance sheet

As at December 31, 2013	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	544.9	761.5	—	1,306.4
Other intangible assets	—	—	719.5	566.7	—	1,286.2
Property, plant and equipment	—	—	208.2	415.1	—	623.3
Investments in subsidiaries under the equity method	3,012.4	—	2,481.3	—	(5,493.7)	—
Investments in associates	—	—	3.4	3.0	—	6.4
Trade and other receivables	17.5	1,675.2	1,453.4	918.4	(4,049.2)	15.3
Deferred tax assets	—	—	5.6	4.7	(0.1)	10.2
Post-employment benefit surpluses	—	—	5.0	6.5	—	11.5

	3,029.9	1,675.2	5,421.3	2,675.9	(9,543.0)	3,259.3

Current assets
Inventories	—	—	270.0	220.0	(1.0)	489.0
Trade and other receivables	—	3.1	501.9	394.2	(177.4)	721.8
Income tax recoverable	—	—	11.2	9.3	(0.8)	19.7
Available-for-sale investments	—	—	0.6	2.2	—	2.8
Cash and cash equivalents	—	18.1	107.8	212.2	—	338.1

	—	21.2	891.5	837.9	(179.2)	1,571.4

Assets held for sale or distribution	—	—	112.3	2.6	—	114.9

Total assets	3,029.9	1,696.4	6,425.1	3,516.4	(9,722.2)	4,945.6

Current liabilities
Bank overdrafts	—	—	(0.8)	—	—	(0.8)
Bank and other loans	—	(2.7)	(8.7)	—	—	(11.4)
Obligations under finance leases	—	—	(0.2)	—	—	(0.2)
Trade and other payables	(1.2)	(1.3)	(256.5)	(342.8)	177.5	(424.3)
Income tax liabilities	—	—	(40.5)	(49.1)	0.8	(88.8)
Provisions	—	—	(34.2)	(10.8)	—	(45.0)

	(1.2)	(4.0)	(340.9)	(402.7)	178.3	(570.5)

Non-current liabilities
Bank and other loans	—	(1,657.0)	(21.8)	(0.8)	—	(1,679.6)
Obligations under finance leases	—	—	(2.3)	—	—	(2.3)
Trade and other payables	(1,232.2)	(40.9)	(2,614.9)	(192.1)	4,049.1	(31.0)
Post-employment benefit obligations	—	—	(95.2)	(66.4)	—	(161.6)
Deferred tax liabilities	—	—	(295.8)	(130.2)	0.1	(425.9)
Provisions	—	—	(13.4)	(1.3)	—	(14.7)

	(1,232.2)	(1,697.9)	(3,043.4)	(390.8)	4,049.2	(2,315.1)

Liabilities directly associated with assets held for sale or distribution	—	—	(28.4)	—	—	(28.4)

Total liabilities	(1,233.4)	(1,701.9)	(3,412.7)	(793.5)	4,227.5	(2,914.0)

Net assets	1,796.5	(5.5)	3,012.4	2,722.9	(5,494.7)	2,031.6

Capital and reserves
Shareholders’ equity	1,796.5	(5.5)	3,012.4	2,487.8	(5,494.7)	1,796.5
Non-controlling interests	—	—	—	235.1	—	235.1

Total equity	1,796.5	(5.5)	3,012.4	2,722.9	(5,494.7)	2,031.6

Pinafore Holdings B.V.

Group Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

47.	Condensed consolidating financial information continued

K. Consolidated balance sheet

As at December 31, 2012	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	545.4	780.7	—	1,326.1
Other intangible assets	—	—	818.6	632.0	—	1,450.6
Property, plant and equipment	—	—	256.9	436.3	—	693.2
Investments in subsidiaries under the equity method	2,851.7	—	2,437.8	—	(5,289.5)	—
Investments in associates	—	—	3.4	2.7	—	6.1
Trade and other receivables	—	4.7	14.1	2.2	—	21.0
Deferred tax assets	—	—	7.1	5.5	(6.5)	6.1
Post-employment benefit surpluses	—	—	0.7	—	—	0.7

	2,851.7	4.7	4,084.0	1,859.4	(5,296.0)	3,503.8

Current assets
Inventories	—	—	263.8	213.5	(0.5)	476.8
Trade and other receivables	17.3	1,642.5	1,803.6	1,266.1	(4,099.8)	629.7
Income tax recoverable	—	—	8.2	11.0	(0.3)	18.9
Available-for-sale investments	—	—	14.9	1.4	—	16.3
Cash and cash equivalents	—	205.8	69.5	156.0	—	431.3

	17.3	1,848.3	2,160.0	1,648.0	(4,100.6)	1,573.0

Assets held for sale	—	—	4.9	1.9	—	6.8

Total assets	2,869.0	1,853.0	6,248.9	3,509.3	(9,396.6)	5,083.6

Current liabilities
Bank overdrafts	—	—	(2.9)	—	—	(2.9)
Bank and other loans	—	(2.2)	27.4	(39.4)	—	(14.2)
Obligations under finance leases	—	—	(0.1)	—	—	(0.1)
Trade and other payables	(1.3)	(0.3)	(278.0)	(329.7)	180.3	(429.0)
Income tax liabilities	—	—	(45.3)	(46.7)	0.3	(91.7)
Provisions	—	—	(41.1)	(10.9)	—	(52.0)

	(1.3)	(2.5)	(340.0)	(426.7)	180.6	(589.9)

Non-current liabilities
Bank and other loans	—	(1,763.3)	(21.3)	(0.8)	—	(1,785.4)
Obligations under finance leases	—	—	(2.5)	—	—	(2.5)
Trade and other payables	(1,173.1)	(80.5)	(2,546.1)	(174.7)	3,919.5	(54.9)
Post-employment benefit obligations	—	—	(116.8)	(73.4)	—	(190.2)
Deferred tax liabilities	—	—	(345.6)	(151.7)	6.5	(490.8)
Provisions	—	—	(24.9)	(1.1)	—	(26.0)

	(1,173.1)	(1,843.8)	(3,057.2)	(401.7)	3,926.0	(2,549.8)

Total liabilities	(1,174.4)	(1,846.3)	(3,397.2)	(828.4)	4,106.6	(3,139.7)

Net assets	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

Capital and reserves
Shareholders’ equity	1,694.6	6.7	2,851.7	2,431.6	(5,290.0)	1,694.6
Non-controlling interests	—	—	—	249.3	—	249.3

Total equity	1,694.6	6.7	2,851.7	2,680.9	(5,290.0)	1,943.9

Pinafore Holdings B.V.

Item 19

Item 19. Exhibits

Ref.	Description

1.1(3)	Articles of Association of Pinafore Holdings B.V., dated December 14, 2012.

1.2(1)	Certificate of Incorporation of Tomkins, Inc., dated July 16, 2010.

1.3(1)	Certificate of Amendment to Certificate of Incorporation of Tomkins, Inc., dated November 30, 2010.

1.4(1)	Bylaws of Tomkins, Inc.

1.5(1)	Certificate of Formation of Tomkins, LLC, dated July 16, 2010.

1.6(1)	Certificate of Amendment to Certificate of Formation of Tomkins, LLC, dated as of November 30, 2010.

1.7(1)	Amended and Restated Limited Liability Company Agreement of Tomkins, LLC, dated as of September 28, 2010.

1.8	Certificate of Amendment to Certificate of Formation of Tomkins, LLC, dated December 17, 2013.

1.9	Certificate of Amendment to Certificate of Formation of Tomkins, Inc., dated December 17, 2013

2.1(1)	Indenture, dated as of September 29, 2010, among Pinafore, LLC, Pinafore, Inc., Pinafore holdings B.V., the note guarantors named therein and Wilmington Trust FSB, as trustee.

2.2(1)	First Supplemental Indenture, dated as of November 18, 2010, among Tomkins Mauritius Company Limited, Schrader Electronics Limited, ACD Tridon Inc., Ruskin Company Canada Inc., Tomkins Automotive Canada Limited and Wilmington Trust FSB, as trustee.

2.3(1)	Second Supplemental Indenture, dated as of December 21, 2010, among Gates Engineering & Services Ltd., Gates Fleximak Ltd., Gates CIS LLC, Eifeler Maschinenbau GMBH, Gates Holding GMBH, Gates Mectrol GMBH, Tridon Clamp Products GMBH, Trion (Deutschland) GMBH and Wilmington Trust FSB, as trustee.

2.4(1)	Third Supplemental Indenture, dated as of December 23, 2010, among Gates Power Transmission Europe BVBA and Wilmington Trust FSB, as trustee.

2.5(1)	Fourth Supplemental Indenture, dated as of January 20, 2011, among Gates Engineering & Services Australia Pty Ltd CAN 142 531 244 and Wilmington Trust FSB, as trustee.

2.6(1)	Fifth Supplemental Indenture, dated as of February 23, 2011, among Schrader International Brasil Ltda., AMP Industrial Mexicana, S.A. de C.V., Aplicadores Mexicanos, S.A. de C.V., Auto Industrial de Partes, S.A. de C.V., Ruskin de México, S.A. de C.V., Tomkins Poly Belt Mexicana, S.A. de C.V., Gates Powertrain Plastik Metal Ve Makina Sanayii Ve Ticaret Limited Sirketi, Gates Guc Aktarim Sistemler Dagitim Sanayi Ve Ticaret Limited Sirketi, Gates Engineering & Services FZCO and Wilmington Trust FSB, as trustee.

2.7(1)	Sixth Supplemental Indenture, dated as of February 24, 2011, among Gates Powertrain UK Limited and Wilmington Trust FSB, as trustee.

2.8(1)	Seventh Supplemental Indenture, dated as of March 3, 2011, among Gates Engineering & Services Hamriyah FZE and Wilmington Trust FSB, as trustee.

2.9(1)	Form of 9% Senior Secured Second Lien Note due 2018 (included in Exhibit 4.2).

2.10(1)	Eighth Supplemental Indenture, dated as of August 18, 2011, among St. Augustine Real Estate Holding LLC and Wilmington Trust, National Association, as trustee.

2.11(2)	Ninth Supplemental Indenture, dated as of December 27, 2011, among Du-Tex Properties, LLC and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee.

2.12(2)	Tenth Supplemental Indenture, dated as of December 27, 2011, among Gates E&S North America, Inc. and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee.

2.13(3)	Twelfth Supplemental Indenture, dated as of July 5, 2012, among Tomkins, LLC, Tomkins, Inc. and Wilmington Trust National Association, as trustee and collateral agent.

4.1(1)	Credit Agreement, dated as of July 27, 2010 as amended and restated on August 6, 2010 and as further amended and restated on September 21, 2010 among Pinafore, LLC, Pinafore, Inc., Pinafore Acquisitions Limited, the guarantors party hereto, Citibank, N.A., as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender, each lender from time to time party hereto, Banc of America Securities LLC, as Syndication Agent, Citigroup Global Markets Inc., Banc of America Securities LLC, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.2(1)	Amendment No. 3 to the Credit Agreement, dated as of September 28, 2010, among Pinafore, LLC, Pinafore, Inc., Pinafore Acquisitions Limited, the guarantors party hereto, Citibank, N.A., as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender, each lender from time to time party hereto, Banc of America Securities LLC, as Syndication Agent, Citigroup Global Markets Inc., Banc of America Securities LLC, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.3(1)	Amendment No. 4 to the Credit Agreement, dated as of February 17, 2011, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party hereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.4(1)	US Security Agreement, dated as of July 27, 2010, as amended and restated on September 21, 2010, among the grantors identified therein and Citicorp USA, Inc., as collateral agent.

4.5(1)	Supplement No. 1 to the US Security Agreement, dated as of September 29, 2010, among the grantors identified therein and Citicorp USA, Inc., as collateral agent.

Pinafore Holdings B.V.

Item 19

Ref.	Description

4.6(1)	US Second Lien Notes Security Agreement, dated as of September 29, 2010, among the grantors identified therein and Wilmington Trust FSB, as collateral agent.

4.7(1)	Security Agreement, dated as of September 30, 2010, between the chargors named therein and Citicorp USA, Inc.

4.8(1)	Security Agreement, dated as of September 30, 2010, between the chargors named therein and Wilmington Trust FSB, as collateral agent.

4.9(1)	Amendment No. 5 to the Credit Agreement, dated as of June 30, 2011, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party hereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.10(3)	Stock Purchase Agreement, dated as of March 15, 2012, among Tomkins Limited, the sellers named therein and August Lux Holding Company.

4.11(3)	Twelfth Supplemental Indenture, dated as of July 5, 2012, among Tomkins, LLC, Tomkins, Inc. and Wilmington Trust National Association, as trustee and collateral agent.

4.12(3)	Amendment No. 6 to the Credit Agreement, dated as of September 13, 2012, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, RBC Capital Markets and UBS Securities LLC, as Joint Lead Arrangers and Joint Bookrunners, and Citigroup Global Markets Inc., Barclays Bank PLC, RBC Capital Markets and UBS Securities LLC, as Co-Documentation Agents.

4.13(3)	Stock Purchase Agreement, dated as of September 20, 2012, among Tomkins Finance Limited, Tomkins Engineering Limited, Tomkins Overseas Investments Limited, Tomkins Investments Limited, Tomkins SC15 Limited, Tomkins Luxembourg S.à.r.l., Tomkins American Investments S.à.r.l., Tomkins Investments Company S.à.r.l., Montisk Investments Netherlands CV, Tomkins Automotive Company S.à.r.l., Tomkins Limited and QS0001 Corp.

4.14(3)	Amendment No. 7 to the Credit Agreement, dated as of January 18, 2013, among Tomkins, LLC, Tomkins, Inc., Pinafore Holdings B.V., the guarantors party hereto, Citibank, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, Citicorp USA Inc., as Collateral Agent, each lender from time to time party thereto.

4.15	Stock Purchase Agreement, dated as of September 27, 2012, among Tomkins Industries, inc., Dexter Axle Company, and Dexter Axle Acquiror Company.

7.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

8.1	List of principal trading subsidiaries of the Company.

11.1	Code of Business Conduct & Ethics dated November 2011.

12.1	Certification of Principal Executive Officer pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Principal Financial Officer pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13(a) – 14 (b) of the Securities Exchange Act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration number 333-175137).
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Pinafore Holdings B.V.

Glossary of terms

Glossary of terms

£, pound sterling, pence, p	Pound sterling (£) and pence, the currency of the United Kingdom

$, US dollar, cents, c	US dollar ($) and cents, the currency of the United States of America

2011 Notes	8% £150 million notes outstanding under Tomkins’s Euro Medium Term Note Programme repayable at par on December 20, 2011

2015 Notes	6.125% £250 million notes outstanding under Tomkins’s Euro Medium Term Note Programme repayable at par on September 16, 2015

9M 2010	38-week Predecessor reporting period from January 3, 2010 to September 24, 2010

ABIP	The Tomkins Annual Bonus Incentive Plan

ACEA	European Automobile Manufacturers Association

Acquisition	The acquisition of Tomkins plc in September 2010

Adjusted EBITDA	Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses (a non-GAAP measure)

ADRs	American Depositary Receipts

Report	This document

Applicant	A shareholder in Pinafore Holdings B.V. that wishes to transfer shares

Articles	The current Memorandum and Articles of Association of Pinafore Holdings B.V.

A Shares	Preferred ‘A’ shares of €3,600 each in the capital of Pinafore Holdings B.V.

ATC	ATC Management B.V. (now called the Intertrust Group)

Board or Management Board	The management board (board of directors) of Pinafore Holdings B.V.

B Shares	Ordinary ‘B’ shares of one eurocent (€0.01) each in the capital of Pinafore Holdings B.V.

CAGR	Compound annual growth rate

Canadian dollar	The currency of Canada

Car parc	Car parc refers to the number of cars and other vehicles in a region or market. It is typically used to gauge the capacity within a market or region for replacement sales.

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CGU	Cash generating unit

Code	The Internal Revenue Code of 1986, as amended

Companies Act 2006	The Companies Act of England and Wales 2006

the Company	Pinafore Holdings B.V. unless the context otherwise requires

the Co-operative	Pinafore Coöperatief U.A.

CPPIB	Canada Pension Plan Investment Board

Deferred Share Rights	The contractual right to receive either B Shares or Depository Receipts, as determined by the Committee in its sole discretion, upon expiration of the Vesting Period. The holder of Deferred Share Rights shall not have any shareholder rights with respect to the B Shares to which they are entitled until such time as the vesting period has expired and the participant becomes a record holder of such B Shares.

Depository Receipts	Registered depository receipts of shares in the capital of Pinafore Holdings B.V. issuable by the Stichting Administratiekantoor TMKS, an organization organized in the Netherlands or any successor organization, with each depositary receipt equal to one one thousandth (1/1,000) of a B Share.

Dexter	Dexter Axle Company Inc and its subsidiaries

Director	A managing director A, B or C on the board of directors of Pinafore Holdings B.V.

EBITDA	Earnings before interest, tax, depreciation and amortization (a non-GAAP measure)

ERP	Enterprise Resource Planning

Euro, €	The currency of certain member states of the European Union

Exchange Act	The Securities Exchange Act of 1934

Executive Officers	The executive officers of the Group

Exited segments	Those of the Group’s operating segments that have been exited but do not meet the conditions to be classified as discontinued operations under IFRS

FCPA	US Foreign Corrupt Practices Act of 1977, as amended

First-fit	Refers to the sale of our products as pre-qualified components on original equipment

Pinafore Holdings B.V.

Glossary of terms

Fiscal 2009	Year ended January 2, 2010 (Predecessor)

Fiscal 2010	Year ended December 31, 2010

Fiscal 2011	Year ended December 31, 2011 (Successor)

Fiscal 2012	Year ended December 31, 2012 (Successor)

Fluid Power

Refers to the category of products sold by Gates that includes:– high-pressure, reinforced rubber hydraulic hoses;

•   metal hydraulic hose couplings and other fittings;

•   hoses used in a wide variety of industrial fluid transfer applications;

•   curved and molded hoses used to convey fluids in commercial and light vehicle engines; and

•   high-performance hoses used in the oil and gas industry. Gates’ hose maintenance services business is also included in this category

Gates or the Gates group	The Gates Corporation and its related businesses

Gates APAC	Gates Asia and the Pacific regions

Gates EMEA	Gates Europe, Middle East & Africa

The General Meeting	The body of Pinafore Holdings B.V. formed by shareholders and other persons entitled to vote

Group	Except as otherwise indicated or as the context otherwise indicates, in the periods prior to the Acquisition, Tomkins plc and its subsidiaries and, in the period subsequent to the Acquisition, Pinafore Holdings B.V. and its subsidiaries

I&A	Industrial and Automotive

IASB	International Accounting Standards Board

Ideal	Epicor Industries Inc and its related businesses, trading as Ideal

IFRS	International Financial Reporting Standards

Initial Exercise Price	$1,966.00 per ordinary ‘B’ share, being the exercise price of the first tier of Variable Options

Interest coverage ratio	The ratio of consolidated EBITDA (as defined under the credit agreement) to consolidated net interest (as defined under the credit agreement)

IRS	Internal Revenue Service

The Issuers	The entities that issued the Second Lien Notes, Tomkins, Inc. (now known as Gates Investments, Inc.) and Tomkins, LLC (now known as Gates Investments, LLC)

Medium Term Notes	Notes outstanding under Tomkins’ Euro Medium Term Note Programme, comprising the 2011 Notes and the 2015 Notes

Net debt

Net debt (a non-GAAP measure) represents the net total of: – the principal amount of the Group’s borrowings (bank overdrafts and bank and other loans);

•   the carrying amount of finance lease obligations;

•   the carrying amount of cash and cash equivalents and collateralized cash (included in trade and other receivables); and

•   the fair value of the foreign currency derivatives that are held to hedge foreign currency translation exposures.

Non-GAAP measure	A measure of historical or future financial performance, financial position or cash flows which is adjusted to exclude or include amounts that would not be so adjusted in the most comparable measure prescribed by GAAP

The Noteholders	Holders of the Second Lien Notes

OEM	Original Equipment Manufacturer

Onex	Onex Corporation, a Canadian private equity investor

Ongoing segments	Those of the Group’s operating segments that are ongoing, i.e. not classified as exited segments or classified as discontinued operations under IFRS

Ordinary Shares	Ordinary ‘B’ shares of 1 eurocent (€0.01) each in the capital of Pinafore Holdings B.V.

Parallel Debt	Parallel debt or analogous obligations

Plews	Plews Inc and its related businesses

Power Transmission

Refers to the category of products sold by Gates that includes:– rubber V-belts;

•   rubber ribbed V-belts;

•   rubber synchronous timing belts;

•   polyurethane belts;

•   metal tensioners and idler pulleys;

•   accessory belt drive kits; and

•   timing belt kits

Predecessor	The results of Tomkins plc and its subsidiaries for periods prior to the Acquisition on September 24, 2010

Pinafore Holdings B.V.

Glossary of terms

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

Registrant: Pinafore Holdings B.V.

/s/ John Zimmerman

By: John Zimmerman

Principal Financial Officer

February 20, 2014